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As confidentially submitted to the Securities and Exchange Commission on June 11, 2026

This draft registration statement has not been filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SK hynix Inc.

(Exact Name of Registrant as Specified in its Charter)

The Republic of Korea	3674	98-0389479
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

+82 (31) 5185-4114

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

SK hynix America Inc.

3101 North 1st Street

San Jose, California 95134

United States of America

+1 (408) 232-8000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Jinduk Han, Esq. Insoo Park, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F, Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea +82-2-6353-8000	Adam Fleisher, Esq. Shuangjun Wang, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 +1 (212) 225-2000	Dong Chul Kim, Esq. Iksoo Kim, Esq. Paul Hastings LLP 33/F W Tower, Mirae Asset CENTER1 26, Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea +82-2-6321-3800	Gil Savir, Esq. Ryan S. Brewer, Esq. Brandon J. Bortner, Esq. Paul Hastings LLP 200 Park Avenue New York, New York 10166 +1 (212) 318-6080

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED      , 2026

PRELIMINARY PROSPECTUS

      Common Shares

Represented by American Depositary Shares

SK hynix Inc.

(a corporation organized under the laws of the Republic of Korea)

This is a public offering of American Depositary Shares, or “ADSs,” representing common shares of SK hynix Inc., organized under the laws of the Republic of Korea, or “Korea.” We are offering       ADSs. Each ADS represents       th of a share of our common stock, par value ~~W~~5,000 per share, or “common share.”

Our common shares are listed on the KRX KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”) under the identification code “000660.” On      , 2026, the last reported sales price of our common shares on the KRX KOSPI Market, our principal trading market, was ~~W~~      per common share (equivalent to approximately US$      per common share or US$      per ADS, based on the exchange rate of ~~W~~      per US$1.00, the noon buying rate in effect on      , 2026 as quoted by the Federal Reserve Bank of New York in the United States). The initial public offering price of the ADSs will be determined through negotiations between us and the underwriters and will be based on the last reported trading price of such common shares prior to the pricing of the ADSs as well as prevailing market conditions and other factors described in “Underwriting” beginning on page 171 of this prospectus, subject to certain restrictions under Korean law in the event the initial public offering price is determined at a discount from the trading price of our common shares on the KRX KOSPI Market (see “Korean Foreign Exchange Controls and Securities Regulations — Pricing of Newly Issued Shares”). Prior to this offering, there has been no public market for our ADSs. We intend to apply to list the ADSs on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “SKHY.”

Neither the U.S. Securities and Exchange Commission, or the “Commission” or the “SEC,” nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the ADSs involves significant risks. See “Risk Factors” beginning on page 17 of this prospectus before making an investment decision regarding the ADSs.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discount and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the ADSs against payment in New York on or about      , 2026.

Global Coordinators

Citigroup	BofA Securities	Goldman Sachs	J.P. Morgan

The date of this prospectus is      , 2026

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SK hynix

World's Premier Memory Leader
Full Stack AI Memory Creator

SK hynix

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SK hynix at a Glance

Market Positioning

HBM
#1(63.2%)[1]

Dominant Global Leader in AI Memory Chips (HBM)

DRAM
#1(34.8%)[1,2]

Largest DRAM Supplier in the World

NAND
#2(20.9%)[1]

Largest NAND Supplier in the World

Financial Highlights

(Revenues)

Unit: Trillion KRW

CAGR
72%
32.8
66.2
97.1
2023
2024
2025

YoY
198%
17.6
52.6
1Q25
1Q26

1. Market share figures based on 2025 revenue.
2. Includes HBM.

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Full-Stack
AI Memory Creator

Comprehensive Memory Solutions at the Forefront of AI & Data Center Revolution

HBM
Ultra-high bandwidth for AI accelerators, GPUs & HPC[1]

DDR
Synchronous DRAM for computing devices & AI servers

LPDDR
Power-efficient DRAM for mobile devices & AI Servers

GDDR
High-speed memory optimized for parallel data processing of GPUs

Enterprise SSD
High-performance, high-reliability NAND storage for data centers

1. High Performance Computing.

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None of us, the underwriters nor any of our or their respective agents have authorized anyone to give any information or make any representation about this offering that is different from, or in addition to that contained in the prospectus, the related registration statement, any free writing prospectus prepared by or on our behalf or which we may refer to you. None of us, the underwriters nor any of our or their respective agents will have or take responsibility and can provide no assurance as to the reliability of any other information that others may give you. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

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Through and including      , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Notice to Investors Outside the United States. None of us, the underwriters nor any of our or their respective agents are offering or seeking offers to purchase the ADSs in any jurisdiction where such offers or sales are not permitted. None of us, the underwriters nor any of our or their respective agents have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, this offering of the ADSs, and the distribution of this prospectus and any such free writing prospectus outside the United States.

Notice to Investors in Korea. The ADSs will not be offered, sold, or delivered in Korea or to, or for the account or benefit of any investors in Korea, at the time of their issuance. However, pursuant to the laws of Korea, we will file with the Financial Services Commission of Korea (the “FSC”) a separate securities registration statement in the Korean language for the benefit of Korean investors who may purchase common shares that are converted from ADSs in the secondary market after the completion of the offering described in this prospectus (“post-IPO Korean investors”). Certain information in such filing is applicable only to the post-IPO Korean investors and therefore is not included in this prospectus. The information contained in such filing does not and will not form a part of this prospectus. Accordingly, you must not rely on any information in such filing.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

Unless the context otherwise requires, references in this prospectus to “SK hynix,” the “Company,” “we,” “our,” “us” or similar terms are to SK hynix Inc., together with our consolidated subsidiaries; references to the “Issuer” are to SK hynix Inc., the company whose ADSs are being offered by this prospectus, and not to any of our subsidiaries.

References to “ADSs” are to American Depositary Shares, each representing      th of a common share, except where the context requires otherwise.

See “Glossary of Terms” for certain defined terms used in this prospectus.

In addition, references to the “Government” are references to the government of Korea. References to the “United States” or the “U.S.” are to the United States of America.

In this prospectus, references to “Won” or “~~W~~” are to the currency of Korea and references to “U.S. dollars” or “US$” are to the currency of the United States of America, references to “Euro” are to the currency of the European Union, references to “Chinese Yuan” are to the currency of the People’s Republic of China, and references to “Japanese Yen” are to the currency of Japan. This prospectus contains a translation of certain Won amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Won amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise specified, all conversions of U.S. dollars into Won have been made at the exchange rate of ~~W~~1,523.5 per US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York in the United States. For a discussion of historical information regarding the rate of exchange between Won and the U.S. dollar, see “Exchange Rates.” No representation is made that the Won or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

Accounting terms have the definitions set forth under International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

All financial information, descriptions and other information regarding us are, unless indicated otherwise, given on a consolidated basis.

Financial Statements Presentation

This prospectus includes our consolidated audited financial statements as of and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto (the “Audited Financial Statements”), and unaudited condensed consolidated interim financial statements as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, together with the notes thereto (the “Interim Financial Statements”).

Our Audited Financial Statements were prepared in accordance with the IFRS Accounting Standards as issued by the IASB. Our Interim Financial Statements were prepared in accordance with IAS 34 Interim Financial Reporting.

Cautionary Note Regarding Non-IFRS Financial Measures

We present certain non-IFRS financial measures in this prospectus, which are not recognized under IFRS Accounting Standards. A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.

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Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. The non-IFRS financial measures presented in this prospectus are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS measures presented in this prospectus have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS Accounting Standards. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Specifically, we present Adjusted EBITDA. For a reconciliation of these non-IFRS measures to the most directly comparable IFRS financial measures, see “Summary Financial and Other Information—Non-IFRS Financial Information.” Our management believes that disclosure of Adjusted EBITDA can provide useful supplemental information to investors and financial analysts in their review of our core results of operations and financial condition. Adjusted EBITDA is provided to enhance investors’ overall understanding of our current financial performance and prospects for the future. Specifically, we believe that Adjusted EBITDA provides useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core results of operations and business outlook.

Non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools. They should not be considered in isolation or as a substitute for analysis of our results of operations as reported under IFRS Accounting Standards. Non-IFRS financial measures, including the non-IFRS financial measures presented in this prospectus, are not measurements of our performance or liquidity under IFRS Accounting Standards and should not be considered as an alternative to operating income or net profit or any other performance measures derived in accordance with IFRS Accounting Standards, or as an alternative to cash flow from operating, investing or financing activities.

Rounding

Certain figures (including percentage amounts) included in this prospectus have been rounded for ease of presentation. Percentage figures and totals included in this prospectus have, in some cases, been calculated on the basis of such figures prior to rounding. For this reason, certain percentage and total amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our Audited Financial Statements and Interim Financial Statements and figures shown as total in certain tables may not be an exact arithmetic aggregate of the other figures in the table.

Market and Industry Data

Market data and other statistical information used in this prospectus is based on data collected by and available from Gartner, Inc. (“Gartner”) and International Data Corporation (“IDC”), among other sources. The Gartner content described herein (the “Gartner Content”) represents research opinions or viewpoints published as part of a syndicated subscription service by Gartner, and is not a representation of fact. The Gartner Content speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Content are subject to change without notice.

Certain data is also based on our estimates, which are derived from our review of internal surveys as well as independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

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Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions were used in preparing the industry forecasts cited. See “Cautionary Note Regarding Forward-Looking Statements.”

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable. Neither we, the underwriters nor our or their respective agents have independently verified them and they are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” Estimates of market and industry data are based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly from estimated industry data. In addition, the data that we compile internally, and our estimates have not been verified by an independent source. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

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GLOSSARY OF TERMS

AI Accelerators	Providers of specialized hardware components designed to process artificial intelligence (“AI”), machine learning and neural network workloads.

Application-Specific Integrated Circuit (“ASIC”)	An integrated circuit designed for a specific purpose, as distinguished from general-purpose integrated circuits.

Bit	The smallest unit of information stored in memory, denoted by the lowercase letter “b,” represented by a single digit in binary notation (0 or 1).

Byte	The basic unit for representing information, denoted by the uppercase letter “B,” formed by grouping 8 bits together.

Central Processing Unit (“CPU”)	The primary processing component of a computer, responsible for processing data, performing calculations and executing logical instructions.

Complementary Metal Oxide Semiconductor (“CMOS”) Image Sensor (“CIS”)	A sensor that converts the color and intensity of light into electrical signals and transmits them to a processing device. CIS is used in digital devices, including smartphones and tablets.

Compute Express Link (“CXL”) Memory Module (“CMM”)	An interface that efficiently connects CPUs, GPUs, memory and other components in high-performance computing systems. Based on the peripheral component interconnect express (“PCIe”) interface, CXL allows fast data transfer and has pooling capabilities to efficiently utilize memory.

Custom HBM	An HBM product that integrates certain functions of GPUs and ASICs into the HBM base die, configured to reflect customer requirements.

Double Data Rate (“DDR”)	A type of DRAM memory interface that transfers data on both the rising and falling edges of the clock signal.

Dynamic Random Access Memory (“DRAM”)	Random access memory (“RAM”) is computer memory that can be read and changed, and is used to store data temporarily. DRAM is a type of RAM that must be refreshed regularly, as stored data dissipates over time.

Embedded Multi-Media Card (“eMMC”)	A memory semiconductor for storage, integrated into mobile devices for data processing.

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Enterprise Solid State Drive (“eSSD”)	An enterprise-grade solid state drive used in servers and data centers.

Extreme Ultraviolet (“EUV”) lithography	A semiconductor manufacturing technique that uses extreme ultraviolet light to create intricate patterns on silicon wafers.

Graphics DDR (“GDDR”)	A type of DDR memory specifically designed for GPUs, providing higher bandwidth and optimized performance for rendering and graphics-intensive applications.

Graphics Processing Unit (“GPU”)	A processor optimized for parallel computation, originally developed for graphics, and now widely used for high-performance computing tasks.

Hard Disk Drive (“HDD”)	A data storage device that stores data on rotating platters coated with magnetic material.

Hi	Number of vertically stacked DRAM dies within a single memory package.

High Bandwidth Flash (“HBF”)	Similar to HBM, which stacks DRAM dies, HBF is a product made by vertically stacking multiple NAND flash dies.

High-Bandwidth Memory (“HBM”)	A high-performance memory product that vertically interconnects multiple DRAM chips and increases data processing speed relative to traditional DRAM products.

Internet-of-Things (“IoT”)	A network of physical objects embedded with sensors, software, and technology to exchange data with other devices and systems over the Internet.

Key-Value (“KV”) Cache	A mechanism that stores and reuses previously computed key and value vectors, preserving context from earlier inputs to reduce redundant calculations and improve processing efficiency.

Large Language Model (“LLM”)	AI systems trained on large amounts of text data to understand and generate text based on the context provided.

Low-Power Double Data Rate (“LPDDR”) DRAM	A mobile DRAM designed for low-power operation. The standard includes the prefix “LP,” which stands for “low power.”

Mass Reflow-Molded Underfill (“MR-MUF”)	A process in which a liquid protective material is injected between the spaces of stacked chips before hardening to protect the circuits. MR-MUF offers more efficient heat dissipation compared to the method of laying film material between each chip.

Multi-Chip Package (“MCP”)	A semiconductor package that combines two or more semiconductor dies within a single package.

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Multiplexed Rank Dual In-line Memory Module (“MRDIMM”)	A DRAM module with enhanced data transfer speed achieved by simultaneously operating two ranks — the basic operating units of the module.

Nanometer (“nm”)	A unit used to measure semiconductor circuit width, equal to one billionth of a meter.

Not-AND (“NAND”) Flash Memory	A non-volatile memory that does not require power to retain data. NAND flash memory is classified based on how many data bits can be stored in one cell, the smallest unit of storage, and is categorized as single-level cell, multi-level cell, triple-level cell, quad-level cell or penta-level cell.

Processing-in-Memory (“PIM”)	A memory technology that integrates computational capabilities into memory, addressing data movement bottlenecks in AI and big data processing.

Registered Dual In-Line Memory Module (“RDIMM”)	A DRAM module for servers and workstations that includes a register or buffer chip to relay address and command signals between the memory controller and DRAM chips in a memory module.

Server DRAM	High-performance, high-capacity and reliable memory modules specifically designed for enterprise data centers, servers and high-performance computing systems.

Small Outline Compression Attached Memory Module (“SOCAMM”)	A low-power DRAM-based memory module designed for AI servers, featuring a smaller form factor and greater power efficiency compared to conventional server memory modules.

Solid State Drive (“SSD”)	A storage device that uses memory semiconductors to store data.

Through-Silicon Via (“TSV”) Packaging Technology	A packaging technology that connects vertically stacked chips by forming microscopic holes through the silicon and linking the layers with vertical electrodes.

Universal Flash Storage (“UFS”)	A type of flash memory that can simultaneously read and write data. Due to its low power consumption, high performance and reliability, UFS is widely used in mobile devices.

Wafer In Process	A process in which semiconductor wafers are undergoing the various stages of fabrication but have not yet completed all manufacturing steps required to become finished products.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you in making your investment decision regarding the ADSs. Before you decide to invest in the ADSs, we urge you to read this entire prospectus carefully, including our Audited Financial Statements and Interim Financial Statements, together with the notes thereto, included elsewhere in this prospectus and the information set forth under “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are one of the world’s largest memory semiconductor companies and engage in the design, manufacture and sale of advanced memory semiconductors. In the DRAM market that includes HBM, we are ranked first globally based on revenue with a market share of 34.8% in 2025, according to market research conducted by IDC. In addition, we were the second largest supplier of NAND flash memory based on revenue, with a worldwide market share of 20.9% in 2025, according to IDC. Our memory products can be used in virtually all electronic devices, including graphics cards, personal computers (“PCs”), data center servers, mobile devices such as smartphones and tablets, and other consumer electronics products. We also conduct our foundry business through SK hynix system ic Inc. (“SK hynix system ic”) and SK keyfoundry Inc. (“SK keyfoundry”), our wholly-owned subsidiaries.

We sell a wide variety of DRAM and NAND flash memory products with various configuration options, architectures and performance characteristics tailored to meet application- and customer-specific needs. We believe that we are one of the world’s leading companies in developing DRAMs with advanced specifications, particularly those requiring higher density, faster data-processing speed and lower power consumption. We are continually developing higher-density DRAM modules, SSDs and other advanced DRAM and NAND flash memory products that are optimized for our customers’ specific applications. In recent years, we have substantially increased our sales of HBMs. HBMs are advanced memory semiconductors designed to deliver fast data transfers while using less power, making them especially useful in high-performance applications such as GPUs, AI and high-performance computing.

We have focused our sales and marketing activities in recent years on expanding our base of long-term strategic customers. We believe that our expertise and know-how in producing advanced memory semiconductors, strong long-term relationships with our key customers and state-of-the-art global production facilities in key strategic locations provide us with sustainable competitive advantages that will continue to differentiate us from our competitors and enable us to take advantage of attractive growth opportunities. We believe that we are a global leader in the HBM market with advanced production know-how and development of specific configurations that meet our customers’ demands. Our customers seek HBM suppliers with whom they can better align their own product development efforts and their strict quality standards often require HBM manufacturers to comply with rigorous testing and approval processes. We believe that our strengths in HBM, server DRAM and eSSD enable us to mitigate the risks associated with the cyclicality of the memory semiconductor market.

We own and operate wafer fabrication facilities (“fabs”) in Icheon and Cheongju, Korea and Wuxi and Dalian, China. We also own and operate assembly and testing facilities for back-end processing of our products in Icheon and Cheongju, Korea and Chongqing, China. As part of our efforts to reduce unit manufacturing costs, improve manufacturing yields and enhance our profitability, we periodically phase out the operations of our older fabs or upgrade them to implement more advanced processing

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technologies. In addition to regular maintenance and enhancement of existing fabs, in October 2025, we completed the construction of a new extension fab called “M15X” in Cheongju, which we plan to utilize to further increase our production capacity of next-generation DRAMs such as HBM. We began our wafer in process at the M15X in the first quarter of 2026 and expect to gradually ramp up our production volume. As part of our efforts to ensure our long-term competitiveness, we have also announced initiatives to construct an integrated industrial complex in Yongin, Korea for our next generation of fabs and research and development facilities. We began construction of our first fab at the Yongin complex in February 2025 and are targeting the completion of phase 1 of the first fab in the first quarter of 2027. We are currently constructing an advanced packaging plant called “P&T7” in Cheongju and are targeting the completion of its first cleanroom by the end of 2027. In December 2024, we also announced plans to build an advanced packaging plant in Indiana, United States, and are targeting the completion of its first cleanroom in the second half of 2028.

In order to maintain our technological leadership, as well as to access new markets for our products, we engage in strategic initiatives, including making investments and acquisitions, from time to time. In October 2020, we agreed to acquire the NAND flash memory and storage business of Intel Corporation (“Intel”) (the “Intel NAND Business Acquisition”), including the NAND flash memory manufacturing facility in Dalian, China, NAND flash memory and SSD-related intellectual property and research and development personnel. As consideration for the Intel NAND Business Acquisition, we paid US$6.6 billion in December 2021 and US$2.2 billion in March 2025. We created a subsidiary in the United States to operate the acquired business under the brand name “Solidigm.” We also selectively acquire minority equity positions in other industry players to further strengthen our business relationships and acquire complementary businesses that we believe can further strengthen our leading position in the industry. See “Business — Investments and Acquisitions.”

Our revenue was ~~W~~52,576 billion (US$34,510 million) in the first quarter of 2026 and ~~W~~17,639 billion in the first quarter of 2025, and ~~W~~97,147 billion in 2025 (US$63,765 million), ~~W~~66,193 billion in 2024 and ~~W~~32,766 billion in 2023. We recorded profit for the period of ~~W~~40,346 billion (US$26,482 million) in the first quarter of 2026 and ~~W~~8,108 billion in the first quarter of 2025, and profit for the year of ~~W~~42,948 billion (US$28,190 million) in 2025 and ~~W~~19,797 billion in 2024 and loss for the year of ~~W~~9,138 billion in 2023. We had total assets of ~~W~~222,829 billion (US$146,261 million) and total equity of ~~W~~164,380 billion (US$107,896 million) as of March 31, 2026, and total assets of ~~W~~176,108 billion (US$115,594 million) and total equity of ~~W~~120,667 billion (US$79,204 million) as of December 31, 2025.

Our Competitive Strengths

•	Critical role in the AI era with unrivaled expertise in the HBM segment

•	Comprehensive DRAM portfolio beyond HBM that is optimized for AI infrastructure buildout

•	Expertise in eSSD memory solutions that are ideally suited for evolution of AI server architecture

•	Global leadership in DRAM and NAND flash memory to capitalize on favorable market upcycle

•	Visionary research and development and best-in-class production execution

•	Strong customer and partner relationships driving collaborative innovation

•	Solid financial profile that enables capacity for continued strategic investments

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Our Strategy

•	Solidifying technological leadership and memory innovation

•	Strengthening customer and partner relationships and developing customized HBM products

•	Pursuing production capacity expansion in Korea to address growing demand

•	Investing in U.S.-based advanced packaging facility to support AI memory demand

•	Expanding our role beyond that of a memory semiconductor producer in the AI era

•	Focusing on financial management to provide sustainable shareholder returns

Summary Risk Factors

•

The memory semiconductor industry is subject to cyclical fluctuations, including recurring periods of oversupply, which may result in volatility in our operating results, which in turn may adversely affect our financial position and cash flows.

•	The memory semiconductor industry is highly competitive and our failure to successfully compete would adversely affect our business.

•	Our future long-term growth depends to a significant extent on our ability to increase production capacity.

•	Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials, purified water, electricity and equipment in a timely manner and at reasonable prices.

•	The complexity of memory semiconductor production makes us highly susceptible to potential manufacturing issues.

•	Our long-term profitability depends on our ability to respond to rapid technological changes in the manufacturing process in a timely and cost-effective manner.

•

Requirements of the customers in the information and technology industry and the consumer electronics industry are continually and rapidly evolving, and our success depends on our ability to anticipate and respond to these changes and trends.

•	A slowdown in demand for our products from AI infrastructure investment could adversely affect our results of operations.

•	We sell a substantial portion of our products to a select group of key customers in the United States and China, and any significant decrease in their order levels will negatively affect our business.

•	Impositions of anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs may have an adverse impact on our export sales.

•	Fluctuations in exchange rates may have a material adverse effect on our financial condition and results of operations.

•	Our investments and acquisitions may not be successful, which may adversely affect our competitive position and impair our ability to achieve our business objectives.

•

We may be unable to adequately protect our intellectual property rights or successfully defend against third-party infringement claims, which could impair our operations and competitiveness and harm our business and future prospects.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

•	Products that do not meet customer specifications, contain or are perceived to contain defects or are otherwise incompatible with their intended uses could impose significant costs on us.

•

Breaches of our security systems or products, systems failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our systems or those of our customers, suppliers or business partners could expose us to losses.

•	We may be adversely impacted by uncertainties and outcomes associated with the use and evolution of AI.

•	Sanctions against us and other memory semiconductor producers for anti-competitive practices may have a direct or indirect material adverse impact on our operations.

•	Work stoppages and other labor-related issues may adversely affect our operations.

•	If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

•	Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and the ADSs.

•	If you surrender your ADSs in order to withdraw the underlying common shares, you may not be allowed to deposit the common shares again to obtain ADSs.

•

We may amend the deposit agreement without your consent and for any reason and, if you disagree with our amendments, your choices will be limited to selling the ADSs or surrendering the ADSs for cancelation and withdrawing the underlying common shares.

•	Fluctuations in the exchange rate between the Won and the U.S. dollar may have a material adverse effect on the value of the ADSs or the common shares in U.S. dollar terms.

•	As a foreign private issuer, we are not subject to certain corporate governance rules applicable to U.S. listed companies.

Our Contact Information

Our principal executive offices are located at 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do 17336, Korea. Our telephone number is +82 (31) 5185-4114, and our website is www.skhynix.com. Information on or connected to our website is not part of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

THE OFFERING

Issuer	SK hynix Inc.

The offering	We are offering common shares represented by ADSs.

Underwriters	Citigroup Global Markets Inc., BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC

Shares outstanding after the offering	Immediately after the offering, we will have an aggregate of common shares, including common shares represented by ADSs (assuming the placement of all common shares represented by ADSs offered).

ADSs	Each ADS represents th of a common share. The depositary will hold the common shares underlying the ADSs through its custodian. You will have rights as provided in the deposit agreement among us, Citibank, N.A., and the registered holders, indirect holders and beneficial owners from time to time of ADSs issued thereunder (the “deposit agreement”).

If we declare dividends on our common shares, the depositary will pay you the cash dividends and other distributions it receives on our common shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancelation in exchange for the underlying common shares. The depositary will charge you fees for any cancelation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Use of proceeds	We estimate that the net proceeds that we will receive in the offering will be US$ million from our issuance and sale of common shares represented by ADSs in the offering after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering for general corporate purposes, including capital expenditures. See “Use of Proceeds.”

Listing	We intend to apply to list the ADSs on the Nasdaq under the symbol “SKHY.” Our common shares are listed on the “KRX KOSPI Market under the identification code “000660.”

Voting rights of ADSs	Holders of ADSs may instruct the depositary to vote the number of deposited common shares their ADSs represent. See “Description of American Depositary Shares — Voting of the Underlying Shares of Common Stock.”

Each common share will have one vote. Common shares may be voted as each holder thereof deems appropriate. See “Description of Articles of Incorporation and Capital Stock — Voting Rights.”

Dividends	Dividends on the common shares are subject to approval at a general meeting of our shareholders (in the case of annual dividends) or a resolution of the board of directors (the “Board”) (in the case of quarterly dividends).

Taxation	For a discussion of certain material U.S. federal and Korean tax considerations relating to an investment in the ADSs, see “Certain Tax Considerations.”

Lock-up agreement	We and certain of our affiliates may agree with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, common shares or similar securities for a period of days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	See “Risk Factors” beginning on page 17 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SUMMARY FINANCIAL AND OTHER INFORMATION

The following tables set forth, for the periods and as of the dates indicated, our summary financial and operating data. The financial information presented in this prospectus has been derived from our Audited Financial Statements and Interim Financial Statements, together with the notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the IASB or IAS 34 Interim Financial Reporting, as applicable, and included elsewhere in this prospectus. IFRS Accounting Standards as issued by the IASB differ in certain significant respects from accounting principles generally accepted in the United States. The Interim Financial Statements have been prepared on a basis consistent with our Annual Financial Statements included in this prospectus and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Historical results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and our results for any interim period are not necessarily indicative of the results that may be expected for any full fiscal year.

The summary historical financial data should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Audited Financial Statements and Interim Financial Statements, included elsewhere in this prospectus.

Consolidated Statements of Comprehensive Income (Loss) Data

	For the Three Months Ended March 31,						For the Year Ended December 31,
	2026(1)		2026		2025		2025(1)		2025		2024		2023
	(In billions of Won and millions of US$)
Revenue	US$	34,510	~~W~~	52,576	~~W~~	17,639	US$	63,765	~~W~~	97,147	~~W~~	66,193	~~W~~	32,766
Cost of sales		7,153		10,897		7,537		25,242		38,456		34,365		33,299

Gross profit (loss)		27,358		41,679		10,102		38,524		58,691		31,828		(533)
Selling and administrative expenses		1,062		1,618		1,190		3,294		5,019		3,924		3,446
Research and development expenses		1,609		2,451		1,472		4,244		6,466		4,436		3,751
Finance income		11,196		17,056		2,687		10,747		16,373		4,855		2,262
Finance expenses		1,985		3,023		765		8,208		12,505		5,708		6,093
Share of profit (loss) of equity-accounted investees		(18)		(27)		(41)		(371)		(565)		(38)		15
Other income		10		15		79		219		333		1,477		624
Other expenses		10		15		102		248		378		167		735

Profit (loss) before income tax		33,880		51,617		9,299		33,125		50,466		23,885		(11,658)
Income tax expense (benefit)		7,398		11,271		1,191		4,934		7,518		4,088		(2,520)

Profit (loss) for the period	US$	26,482	~~W~~	40,346	~~W~~	8,108	US$	28,190	~~W~~	42,948	~~W~~	19,797	~~W~~	(9,138)

(1)

For convenience, Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,523.5 to US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York in the United States.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Consolidated Statements of Financial Position Data

	As of March 31,				As of December 31,
	2026(1)		2026		2025(1)		2025		2024		2023
	(In billions of Won and millions of US$)
Assets
Current assets:
Cash and cash equivalents	US$	13,894	~~W~~	21,167	US$	9,796	~~W~~	14,924	~~W~~	11,205	~~W~~	7,587
Short-term financial instruments		11,959		18,220		9,636		14,680		2,382		473
Short-term investment assets		9,808		14,943		3,504		5,339		569		861
Trade receivables, net		22,191		33,808		11,946		18,199		13,019		6,600
Inventories, net		10,485		15,974		9,379		14,289		13,314		13,481
Other current assets		1,572		2,394		1,331		2,027		1,790		1,466

Total current assets		69,909		106,506		45,591		69,458		42,279		30,468

Non-current assets:
Investments in associates and joint ventures		890		1,356		867		1,321		1,941		1,367
Long-term investment assets		13,559		20,658		9,548		14,547		4,041		4,106
Loans and other receivables, net		278		424		276		420		444		475
Property, plant and equipment, net		53,858		82,052		50,871		77,503		60,157		52,705
Right-of-use assets, net		1,545		2,354		1,534		2,336		2,487		2,695
Intangible assets, net		2,659		4,051		2,658		4,049		4,019		3,835
Deferred tax assets		1,202		1,832		2,403		3,660		2,812		2,989
Other non-current assets		2,360		3,596		1,846		2,812		1,675		1,690

Total non-current assets		76,352		116,323		70,003		106,650		77,576		69,862

Total assets		146,261		222,829		115,594		176,108		119,855		100,330

Liabilities
Current liabilities:
Trade payables		1,836		2,798		1,870		2,848		2,277		1,846
Other payables		5,187		7,903		4,223		6,434		6,967		3,293
Other non-trade payables		4,027		6,135		4,124		6,283		3,984		1,689
Borrowings		3,867		5,891		5,357		8,162		5,252		9,857
Other financial liabilities		1,049		1,598		3,225		4,914		1,742		1,479
Current tax liabilities		9,570		14,580		4,610		7,024		3,084		44
Lease liabilities		345		526		359		547		588		631
Other current liabilities		834		1,270		766		1,167		1,071		2,169

Total current liabilities		26,715		40,701		24,535		37,379		24,965		21,008

Non-current liabilities:
Long-term other payables		250		381		246		375		477		3,144
Other non-trade payables		14		21		13		20		52		97
Borrowings		8,813		13,427		9,246		14,086		17,431		19,611
Deferred tax liabilities		187		285		163		248		218		114
Lease liabilities		1,305		1,988		1,288		1,963		2,180		2,398
Other non-current liabilities		1,081		1,646		899		1,370		616		455

Total non-current liabilities		11,650		17,748		11,856		18,062		20,974		25,819

Total liabilities		38,365		58,449		36,390		55,441		45,940		46,826

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

	As of March 31,				As of December 31,
	2026(1)		2026		2025(1)		2025		2024		2023
	(In billions of Won and millions of US$)
Equity
Equity attributable to owners of the parent company:
Capital stock	US$	2,401	~~W~~	3,658	US$	2,401	~~W~~	3,658	~~W~~	3,658	~~W~~	3,658
Capital surplus		5,586		8,510		5,877		8,954		4,487		4,373
Other equity		(242)		(368)		(885)		(1,349)		(2,192)		(2,269)
Accumulated other comprehensive income		2,458		3,745		1,757		2,677		2,532		1,014
Retained earnings		97,635		148,746		69,955		106,577		65,418		46,729

		107,838		164,291		79,105		120,516		73,903		53,504

Non-controlling interests		58		89		99		151		12		(1)

Total equity		107,896		164,380		79,204		120,667		73,916		53,504

Total liabilities and equity	US$	146,261	~~W~~	222,829	US$	115,594	~~W~~	176,108	~~W~~	119,855	~~W~~	100,330

(1)

For convenience, Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,523.5 to US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated Statements of Cash Flows Data

	For the Three Months Ended March 31,						For the Year Ended December 31,
	2026(1)		2026		2025		2025(1)		2025		2024		2023
	(In billions of Won and millions of US$)
Capital expenditures(2)	US$	5,026	~~W~~	7,657	~~W~~	6,284	US$	18,063	~~W~~	27,519	~~W~~	15,946	~~W~~	8,325
Net cash provided by operating activities		17,283		26,330		9,024		35,033		53,373		29,796		4,278
Net cash used in investing activities		(11,575)		(17,635)		(8,218)		(31,542)		(48,054)		(18,005)		(7,335)
Net cash provided by (used in) financing activities		(1,937)		(2,951)		509		(948)		(1,445)		(8,704)		5,697
Net increase in cash and cash equivalents		4,098		6,243		1,353		2,441		3,719		3,618		2,610

(1)

For convenience, Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,523.5 to US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Capital expenditures represent cash outflows for acquisition of property, plant and equipment and are included in net cash used in investing activities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Non-IFRS Financial Information

A reconciliation of our profit (loss) for the period to Adjusted EBITDA is as follows:

	For the Three Months Ended March 31,						For the Year Ended December 31,
	2026(1)		2026		2025		2025(1)		2025		2024		2023
	(In billions of Won and millions of US$)
Profit (loss) for the period	US$	26,482	~~W~~	40,346	~~W~~	8,108	US$	28,190	~~W~~	42,948	~~W~~	19,797	~~W~~	(9,138)
ADD: Income tax expense (benefit)		7,398		11,271		1,191		4,934		7,518		4,088		(2,520)
SUBTRACT: Finance income		11,196		17,056		2,687		10,747		16,373		4,855		2,262
ADD: Finance expenses		1,985		3,023		765		8,208		12,505		5,708		6,093
SUBTRACT: Share of profit (loss) of equity-accounted investees		(18)		(27)		(41)		(371)		(565)		(38)		15
SUBTRACT: Other income(2)		10		15		79		219		333		1,477		624
ADD: Other expenses(3)		10		15		102		248		378		167		735
ADD: Depreciation and amortization(4)		2,446		3,726		3,334		9,117		13,890		12,545		13,619

Adjusted EBITDA(5)	US$	27,132	~~W~~	41,336	~~W~~	10,774	US$	40,102	~~W~~	61,096	~~W~~	36,012	~~W~~	5,889

(1)

For convenience, Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,523.5 to US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

For a breakdown of our other income for the first quarter of 2026 and the first quarter of 2025, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — First Quarter of 2026 Compared to First Quarter of 2025 — Other Income.” For a breakdown of our other income for 2025 and 2024, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations – 2025 Compared to 2024 — Other Income.” For a breakdown of our other income for 2024 and 2023, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations – 2024 Compared to 2023 — Other Income.”

(3)

For a breakdown of our other expenses for the first quarter of 2026 and the first quarter of 2025, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — First Quarter of 2026 Compared to First Quarter of 2025 — Other Expenses.” For a breakdown of our other expenses for 2025 and 2024, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2025 Compared to 2024 — Other Expenses.” For a breakdown of our other expenses for 2024 and 2023, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2024 Compared to 2023 — Other Expenses.”

(4)	“Depreciation and amortization” consist of (i) depreciation of property, plant and equipment, (ii) depreciation of investment property, (iii) depreciation of right-of-use assets and (iv) amortization.
(5)

“Adjusted EBITDA” is not a measure defined under IFRS Accounting Standards and should not be construed as an alternative to operating profit (loss), cash flows from operating activities or profit for the period; however, Adjusted EBITDA is a widely used financial indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered in isolation or construed as an alternative to cash flows, profit for the period or any other measure of performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. Adjusted EBITDA is presented in this prospectus because we believe that Adjusted EBITDA enhance investors’ overall understanding of our current financial performance and prospects for the future. Our Adjusted EBITDA presented in this prospectus may not be comparable to similarly titled measures presented by other companies. Investors should not compare our Adjusted EBITDA to the Adjusted EBITDA presented by other companies because not all companies use the same definition of Adjusted EBITDA.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

RISK FACTORS

An investment in the ADSs involves significant risks. Before you decide to invest in the ADSs, you should carefully consider all of the information set forth in this prospectus, including the risks described below. In the event that any of these risks occurs, our business, financial condition, results of operations, cash flows and prospects may be materially adversely affected and, as a result, the value of the ADSs may decline and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us, or that we currently believe to be immaterial, may have a material adverse effect on us in the future. When determining whether to invest, you should also refer to the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Audited Financial Statements and Interim Financial Statements, together with the notes thereto. You should also carefully review the cautionary statements referred to under “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Risks Relating to Our Business and Industry

The memory semiconductor industry is subject to cyclical fluctuations, including recurring periods of oversupply, which may result in volatility in our operating results, which in turn may adversely affect our financial position and cash flows.

Our DRAM products accounted for 77.3% of our total sales in the first quarter of 2026 and 77.1% in 2025 and our NAND flash memory products accounted for 22.0% of our total sales in the first quarter of 2026 and 21.3% in 2025. Accordingly, our business is affected by market conditions in the highly cyclical memory semiconductor industry. The industry’s cyclical demand cycles are due, in large part, to fluctuations in demand for the end products that use memory semiconductors. The largest end product industries that use memory semiconductors are the information and technology industry and the consumer electronics industry, which are sensitive to general macroeconomic conditions impacting the global economy. Uncertainties in the global economy have increased in recent years, with global financial and capital markets experiencing substantial volatility. A prolonged period of high interest rates may negatively impact the demand for our products. Such uncertainties have been caused by, and continue to be exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the outbreak of the Russia-Ukraine war in February 2022 and the military conflicts between Iran and other countries, including the United States and Israel, that have destabilized the global energy sector, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America, continuing geopolitical and social instability in North Korea and various parts of the Middle East and impositions of tariffs and other trade protective measures around the world. Any future deterioration in global economic conditions may result in a decline in demand for our memory semiconductors.

The long lead times for new facilities to become operational have in some cases resulted in significant increases in the industry’s production capacity coinciding with weakening demand, resulting in global oversupply of products and declining prices. Demand growth expectations in the end markets that use memory semiconductors have typically been accompanied by increased capital investment by manufacturers. In addition, semiconductor manufacturers worldwide have migrated to finer line-width processes and advanced stacking technologies, which have increased the number of bits produced per wafer. These capital investments and the adoption of new technologies may result in increases in the supply of memory semiconductors that are not matched by commensurate growth in demand in the end markets for such products. From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged periods of oversupply and weak prices.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

As a result of such fluctuations in global demand and increases in the manufacturing capacity available to produce memory semiconductors, our results of operations may be volatile from period to period. Following a period of strong global demand for memory semiconductors in 2021 and the first half of 2022, the global prices of memory products meaningfully decreased starting in the third quarter of 2022, reflecting weakening demand and a general oversupply in the market, which in turn negatively impacted our results of operations. As a result, in 2023, we recorded loss for the year of ~~W~~9,138 billion. However, in recent years, global demand for DRAMs, particularly for HBMs designed to meet the greater data-processing speed requirements of graphics applications that incorporate deep learning and AI technologies, and NAND flash memory products rebounded strongly, and we recorded profit for the period of ~~W~~40,346 billion in the first quarter of 2026 and ~~W~~8,108 billion in the first quarter of 2025, and profit for the year of ~~W~~42,948 billion in 2025 and ~~W~~19,797 billion in 2024.

Actual or anticipated deterioration in market conditions may result in a decline in demand for our products that may have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and may need to rationalize our production capacity and reduce fixed costs. In general, our ability to significantly reduce expenditures for production facilities and research and development during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in prices and sales volume, our margins will deteriorate and our business, financial condition and results of operations may be materially and adversely affected.

The memory semiconductor industry is highly competitive and our failure to successfully compete would adversely affect our business.

We operate in an intensely competitive market, which has been characterized by the erosion of selling prices, frequent product enhancements from changes in technology and relatively short product life cycles. During the past decade, the memory semiconductor industry has experienced consolidation as well as the formation of strategic alliances. Our major competitors in the DRAM market include Samsung Electronics Co., Ltd. (“Samsung Electronics”), Micron Technology, Inc. (“Micron Technology”) and ChangXin Memory Technologies (“CXMT”). Our major competitors in the NAND flash memory market include Samsung Electronics, KIOXIA Holdings Corporation (“Kioxia” and formerly Toshiba Memory Corporation), Micron Technology and Sandisk Corporation (“Sandisk”).

The competitiveness of our principal product lines are based on the following factors:

•	pricing;

•	manufacturing costs, yields and product availability;

•	product performance, quality and reliability;

•	successful and timely development of new products and manufacturing processes;

•	ability to tailor products to specific designs required by customers;

•	ability to deliver products in large volumes on a timely basis;

•	ability to meet changes in customer demand;

•	marketing and distribution capability;

•	customer service, including technical support; and

•	brand recognition and financial strength.

Entry into the memory semiconductor industry requires substantial capital expenditures and significant technological and manufacturing expertise. Although we believe that our production capabilities, experience and technological expertise provide “time to market” and economies of scale

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advantages, we face increasing competition from emerging companies that may significantly expand the scale of their operations, as well as from potential repositioning and expansion by storage solution companies and customers that may develop memory solutions in-house. In addition, in recent years, various industrialized countries have taken measures to promote the development and expansion of high-technology industries, which may intensify the competitive landscape of the semiconductor industry. For example, in August 2022, the U.S. Government enacted the CHIPS Act, which provides federal aid to promote emerging industries in the United States, including measures to strengthen the United States’ domestic semiconductor manufacturing capabilities. Such efforts may incentivize U.S. semiconductor companies to invest in the expansion of their production capabilities. As part of its efforts to promote a robust semiconductor supply chain, the U.S. Government has also initiated the Chip 4 Alliance, a new U.S.-Asian semiconductor partnership among the United States, Korea, Japan and Taiwan. In recent years, such an alliance has led China to take measures to more actively develop its semiconductor manufacturing capabilities, which may further intensify competition in the global semiconductor industry.

Some of our existing and new competitors may have greater financial, marketing, technical or other resources than us. Greater resources may allow such competitors to respond to changes in market demand more quickly and produce, market and distribute advanced products, as well as withstand downturns in the memory semiconductor markets in which we compete. There is no assurance that we will be able to continue to compete successfully, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our future long-term growth depends to a significant extent on our ability to increase production capacity.

Our future long-term growth will be dependent on our ability to continue to expand our production capacity and total output beyond current levels. As part of our efforts to reduce unit manufacturing costs, improve manufacturing yields and enhance our profitability, we periodically phase out the operations of our older fabs or upgrade them to new fabs that implement more advanced processing technologies. In addition to regular maintenance and enhancement of existing fabs, in October 2025, we completed the construction of a new extension fab called “M15X” in Cheongju, which we plan to utilize to further increase our production capacity of next-generation DRAMs such as HBM. We began our wafer in process at the M15X in the first quarter of 2026 and expect to gradually ramp up our production volume. As part of our efforts to ensure our long-term competitiveness, we have also announced initiatives to construct an integrated industrial complex in Yongin, Korea for our next generation of fabs and research and development facilities. We began construction of our first fab at the Yongin complex in February 2025 and are targeting the completion of phase 1 of the first fab in the first quarter of 2027. We are currently constructing an advanced packaging plant called “P&T7” in Cheongju and are targeting the completion of its first cleanroom by the end of 2027. In December 2024, we also announced plans to build an advanced packaging plant in Indiana, United States, and are targeting the completion of its first cleanroom in the second half of 2028. See “Business — Our Strategy — 3. Pursuing Production Capacity Expansion in Korea to Address Growing Demand” for a discussion of our production capacity expansion strategy.

Our ability to expand and successfully operate additional production facilities and increase output is subject to significant risks and uncertainties, including:

•	our ability to secure adequate purchase orders from customers to maintain optimal production capacity;

•	our ability to raise sufficient funds to build and operate new production facilities, including securing adequate working capital for labor costs and the purchase of raw materials and other supplies;

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•

delays and cost overruns associated with the build-out of additional facilities due to factors, many of which may be beyond our control, such as delays in government approvals, problems with equipment vendors or raw material suppliers and equipment malfunctions and breakdowns; and

•	diversion of significant management attention and other resources.

Our cash outflows for acquisitions of property, plant and equipment amounted to ~~W~~7,657 billion in the first quarter of 2026 and ~~W~~6,284 billion in the first quarter of 2025, and ~~W~~27,519 billion in 2025, ~~W~~15,946 billion in 2024 and ~~W~~8,325 billion in 2023. In 2026, we plan to increase our capital expenditures considerably compared to 2025. We periodically adjust our capital expenditure plans based on market demand for our products, the production outlook of the global memory semiconductor industry and general global economic conditions. We may delay or not implement some of our announced capital expenditure plans based on our assessment of such market conditions. If we are unable to expand our production capacity and ramp up our operations within our anticipated timeframe and budgeted costs, we may not be able to meet customer demand and pursue additional economies of scale and growth, which could have a material adverse effect on our business, financial condition and results of operations.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials, purified water, electricity and equipment in a timely manner and at reasonable prices.

We require timely and adequate supplies of raw materials, purified water, electricity and equipment in order to manufacture our products. We source most of our raw materials, including wafers, from suppliers in Korea, Japan and the United States. We are not dependent on any one supplier for a substantial portion of our raw material requirements for fabrication and packaging, and we believe that we generally have access to alternative sources of supply for our principal raw materials. However, from time to time, we and other semiconductor manufacturers have experienced shortages and increases in lead times for the delivery of raw materials, which in turn have resulted in interruptions in production and delivery of products from time to time. In particular, the manufacture of advanced memory products such as HBM is more complex and resource-intensive than traditional DRAM products and requires greater wafer input and specialized materials and components used in advanced packaging processes. As demand for HBM products increases, we may experience supply constraints, extended lead times or price increases with respect to such materials or components. In addition, the suppliers of certain advanced packaging materials and components may be more limited than those for traditional memory products, which could increase supply chain risks. To minimize the risk of significant interruptions to supplies of our principal raw materials, we have entered into multi-year supply agreements with our key material suppliers and plan to enter into similar agreements with other major suppliers, as well as diversify the geographic location of key international suppliers and increase sourcing from suppliers in Korea.

Like other memory semiconductor manufacturers, we also depend on a limited number of manufacturers in the Netherlands, the United States and Japan for our key equipment. We generally seek to obtain testing equipment with similar functionality from various vendors. However, our purchases of high-end equipment have historically been limited to several manufacturers. In periods of high market demand, the lead times from order to delivery of such equipment can be over one year. We seek to manage this process through the early reservation of appropriate delivery slots and constant communication with our equipment suppliers. However, unavailability of equipment, delays in delivery of key equipment or failure of equipment to meet our specifications could delay implementation of our expansion plans and impair our ability to deliver products to our customers in a timely manner.

It is possible that any of our key supplier relationships could be interrupted or terminated due to events beyond our control, including international supply disruptions caused by geopolitical issues,

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natural disasters or severe health pandemics such as COVID-19. For example, in October 2022, the Bureau of Industry and Security of the U.S. Department of Commerce (the “BIS”) announced export controls to restrict China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. As part of such measures, the BIS added certain semiconductor manufacturing equipment and related items to the Commerce Control List as well as new license requirements for items destined to semiconductor fabrication facilities in China that fabricate certain advanced semiconductors. In October 2022, we received permission from the BIS that enables us to supply our China-based manufacturing facilities with the equipment and items needed for one year without meeting additional licensing requirements. In October 2023, we were designated as a Validated End-User (“VEU”) by the BIS, thereby obtaining a general authorization for supplying our China-based manufacturing facilities with necessary equipment and items, subject to certain restrictions, without having to seek multiple individual licenses. On August 29, 2025, the BIS announced that our designation as a VEU would be revoked effective December 31, 2025. In lieu of the VEU framework, the BIS implemented an annual approval mechanism under which we are required to submit yearly plans detailing our anticipated needs for U.S.-origin equipment. In December 2025, the BIS granted us an annual license for 2026, allowing approved U.S.-origin equipment to be shipped to our facilities in China and removing the burden of obtaining case-by-case export licenses during such year. Failure to obtain the required licenses in a timely manner may materially impact our manufacturing operations in China, which in turn may have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that we will be able to secure sufficient supplies of the relevant raw materials that meet our quality standards from alternative suppliers in a timely manner and at reasonable prices to satisfy our long-term needs. Furthermore, in the event that trade restrictions are imposed in the future by foreign governments in countries where our key suppliers are located, our failure to mitigate the impact of such restrictions could materially and adversely affect our operations. If we are unable to obtain adequate amounts of key raw materials, purified water, electricity and equipment that meet our quality standards in a timely manner and at a reasonable cost, the production of our products could be disrupted, which would negatively impact our business, financial condition and results of operations.

The complexity of memory semiconductor production makes us highly susceptible to potential manufacturing issues.

Manufacturing memory semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even very small impurities in raw materials, flaws in the wafer fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be nonfunctional. We may experience problems in achieving an acceptable yield rate in the manufacture of chips and memory module products, and the likelihood of facing such difficulties is higher in connection with the transition to new manufacturing methods. From time to time, we have experienced minor disruptions in our manufacturing process as a result of temporary power outages. We may also experience manufacturing problems in our assembly and test operations as a result of the introduction of new packaging materials. In addition, as technological advances in semiconductors become more rapid, manufacturing activities become more complex and prone to problems. Disruption of operations may also occur due to fire, flood or other natural disasters or calamities, the effects of climate change (such as sea level rise, drought, flooding, wildfires, increased average temperatures and increased storm severity), human error, or acts of terrorism or war. Any interruption of wafer fabrication at any of our facilities resulting in the failure to achieve acceptable manufacturing yields or inability to meet our customers’ requirements would adversely affect our business, financial condition and results of operations.

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Our long-term profitability depends on our ability to respond to rapid technological changes in the manufacturing process in a timely and cost-effective manner.

The average selling prices of memory semiconductors have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations and seasonality, as a result of, among other factors, technological advancements and cost reductions in the memory semiconductor manufacturing process. We may be able to take advantage of temporary higher selling prices typically associated with the launch of new products or the emergence of external factors that increase demand, but such prices will likely decline over time, and in certain cases, very rapidly. If the average per-bit selling price for DRAM and NAND flash memory products that we produce decreases faster than the pace at which we are able to reduce our per-bit manufacturing costs, our gross margins would decrease. Accordingly, our ability to respond to rapid technological changes in the manufacturing process and achieve higher manufacturing yields in a timely and cost-effective manner is critical to our long-term profitability.

Due to the competitive nature of the memory semiconductor market, manufacturers are continually seeking to optimize their production methods. For example, we continue to invest in enhancing TSV interconnection technology that links upper and lower chips with an electrode that vertically passes through the base logic chip and DRAM chips, which is critical in the development of our next-generation of HBMs. In addition, we continue to invest in enhancing our NAND stacking technology, which enables NAND flash memory cells to be stacked vertically in multiple layers, and are working toward transitioning our mass production of NAND flash memory products from utilizing 176 layers to 321 layers technology. If we do not anticipate enhancements in manufacturing technology and fail to adopt new process technologies in a timely and cost-effective manner, we may not be able to produce products that meet our customers’ demands at competitive prices. Although new technologies typically yield more chips per wafer once ramp-up has been successfully completed, yields are typically low during the initial stage of transition where new technologies are applied to existing manufacturing processes. There is no guarantee that we will not experience material delays in connection with future migrations to new technologies. If we are unable to respond to rapid technological changes in the manufacturing process in a timely and cost-effective manner, we may lose market share, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Requirements of the customers in the information and technology industry and the consumer electronics industry are continually and rapidly evolving, and our success depends on our ability to anticipate and respond to these changes and trends.

Memory semiconductors are becoming increasingly diversified in terms of specifications, with customers demanding solutions that are optimized for their particular needs to manufacture specific electronic devices, including PCs, servers, graphics cards, mobile devices such as smartphones and tablets, and other consumer electronics products. In addition, technologies that impact demand for memory semiconductors are continually and rapidly evolving. For example, in March 2026, Google unveiled TurboQuant, advanced and theoretically grounded quantization algorithms that potentially enable massive compression for LLMs and vector search engines, which may allow high-performance GPUs to process significantly more data with the same amount of physical memory.

We are continually developing higher-density DRAM modules, SSDs and other advanced DRAM and NAND flash memory products that respond to the latest changes and trends, and are optimized for use in specific applications. In particular, we have substantially increased our sales of DRAMs in HBM configurations in recent years. HBMs are advanced memory semiconductors designed to deliver fast data transfers while using less power, making them especially useful in high-performance applications such as GPUs, AI and high-performance computing. Our continued success will depend on our ability to respond quickly to evolving customer requirements and industry standards in our target markets and to offer our customers a variety of products with reliable quality and advanced features.

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If our products do not keep pace with evolving industry standards, we could be required to invest significant resources to redesign our products to ensure compatibility with relevant standards. If we are slow to anticipate changing trends and respond to such changes in a timely manner, we could miss opportunities to capture potential customers, and we could lose our existing customers. In order for us to respond effectively to these and other market trends, we need to dedicate significant resources to product design, research and development and marketing. There can be no assurance that we will have sufficient financial resources to fund all of the required research to develop technical innovations and meet changing industry standards. If we are unable to invest sufficient resources to satisfy the diversifying memory needs of our customers, or if we do so in an inefficient or untimely manner, we may lose market share, which in turn could have a material adverse effect on our business, financial condition and results of operations.

A slowdown in demand for our products from AI infrastructure investment could adversely affect our results of operations.

Recent growth in our revenue and profitability has been driven in significant part by strong demand for our memory products, including HBM and server DRAM products, from the expansion of AI infrastructure, such as AI accelerators and data centers. Demand for AI infrastructure has been driven in large part by significant capital expenditures by hyperscale cloud service providers and other large technology companies. If such customers reduce, delay or reprioritize their capital expenditures, including as a result of macroeconomic conditions, changes in business priorities, concerns regarding returns on investment or a sudden correction following a period of elevated spending, demand for AI infrastructure and related components could slow down materially, which in turn would decrease the demand for our products.

In addition, customers may place orders in anticipation of future demand or supply constraints, which may result in periods of excess channel or customer inventory, inventory corrections, order cancellations, order delays or reduced purchasing activity. To the extent that current industry demand reflects inventory accumulation, actual end-market demand for our products may be lower than current order trends suggest.

Furthermore, technological developments may reduce the demand for, or alter the specifications required of, our products. For example, emerging technologies, architectures or efficiency improvements, including technologies intended to reduce memory usage, bandwidth requirements or computing resource consumption in AI workloads, may decrease demand for high-performance memory products such as HBM and server DRAM products. If the adoption, utilization or commercialization of AI technologies does not continue to develop as expected, or if technological changes reduce the volume of memory required for AI infrastructure, capital expenditures on the buildout and expansion of AI infrastructure may slow or decline. Any such slowdown or decline could adversely affect the demand for our products and materially adversely affect our business, financial condition and results of operations.

We sell a substantial portion of our products to a select group of key customers in the United States and China, and any significant decrease in their order levels will negatively affect our business.

A substantial portion of our sales is attributable to a limited number of customers located in the United States and China. Our two largest customers represented 14.8% and 12.4%, respectively, of our total revenue in the first quarter of 2026 and our largest customer represented 23.9% of our total revenue in 2025. See note 4 of the notes to the Interim Financial Statements and note 4 of the notes to the Audited Financial Statements, respectively. We cannot provide any assurance that our key customers will continue to place orders with us in the future at the same levels as in prior periods, or at all. The supply arrangements for our products are designed to take into consideration our ongoing

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partnerships with key customers. Specific quantities and pricing are typically determined through mutual agreement at the time of purchase, taking into account market conditions and demand. Key customers may reduce quantities purchased, delay or cancel purchase orders or elect to terminate their business relationship with us at any time for a number of reasons, including industry consolidation through mergers and acquisitions. Because much of our costs and operating expenses are relatively fixed, termination of business relationships with key customers or significant reductions in sales to any key customers would have a material adverse effect on our business, financial condition and results of operations.

In recent years, we have relied on sales to customers in the United States and China, and prolonged tensions in economic and trade relations between the two countries may have a material adverse effect on demand for our products from key customers in such countries. Revenue of sales subsidiaries located in the United States accounted for 64.7% of our revenue in the first quarter of 2026 and 68.8% in 2025, while revenue of sales subsidiaries located in China accounted for 24.3% of our revenue in the first quarter of 2026 and 19.7% in 2025. Ongoing tensions between the United States and China and tariffs and other trade restrictions imposed by them on each other, including restrictions and penalties imposed by their respective governmental agencies such as the BIS, may lead to a decrease in the volume of products manufactured by our key customers located in such countries, which in turn could decrease demand for our memory semiconductors used as components in their products. In addition, we may be prohibited from selling products to certain of our key customers as a result of the ongoing trade tensions. For example, in August 2020, the BIS published a final rule that further tightened restrictions under the Export Administration Regulations on Huawei Technologies Co., Ltd. (“Huawei”) and its affiliates designated on the Entity List administered by the BIS. Under the final rule, any item produced based on the relevant categories of U.S.-origin technology or software in any meaningful way may no longer be provided to Huawei for use by it or for use in any Huawei product without obtaining a license. Sales of any such items without obtaining the proper license would result in a violation of U.S. law. Starting in September 2020, we have suspended sale of our products to Huawei and its affiliates designated on the Entity List administered by the BIS. In May 2025, the BIS also issued guidance alerting the semiconductor industry that the use of semiconductors manufactured by Chinese companies risks violating U.S. export controls and may subject companies to BIS enforcement action.

In addition, in August 2022, the U.S. Government enacted the CHIPS Act, which provides federal aid to promote emerging industries in the United States, including measures to strengthen its domestic semiconductor manufacturing capabilities. Such efforts may incentivize U.S. semiconductor companies to invest in the expansion of their production capabilities, which in turn may reduce our sales in the United States. In February 2023, the U.S. Government announced the requirements for the federal subsidies to be granted under the CHIPS Act, including (i) a ban on certain new, high-tech investments in China or other “countries of concern” for at least a decade, (ii) provision of affordable child care for the workers, (iii) limitation of stock buybacks, (iv) sharing of certain excess profits with the U.S. Government and (v) the submission of certain information regarding management and technology. Both U.S. and non-U.S. semiconductor companies that choose to invest in the United States and meet such terms are eligible for the federal subsidies. In September 2023, the U.S. Government released the final rules on the guardrails applicable to such federal subsidy program. The final rules prohibit recipients of the federal subsidy from materially expanding their semiconductor manufacturing capacities in foreign countries of concern for 10 years and restrict them from certain joint research or technology licensing efforts with foreign entities of concern. In December 2024, we announced plans to build an advanced packaging plant in Indiana, United States, and are targeting the completion of its first cleanroom in the second half of 2028. Under the CHIPS Act, upon meeting certain project milestones, we may receive federal subsidies of up to US$458 million and loans of up to US$570 million from the U.S. Department of Commerce in connection with the Indiana complex. In March 2025, U.S. President Donald J. Trump (the “U.S. President”) signed an executive order

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establishing the United States Investment Accelerator, an office within the U.S. Department of Commerce that is responsible for administering and overseeing the implementation of the programs under the CHIPS Act. Although we believe that our investment to construct an advanced packaging plant in Indiana, United States currently meets the requirements of the CHIPS Act, there can be no assurance that the CHIPS Act will not be further amended or terminated, or that our Indiana investment will continue to satisfy such requirements.

As part of its efforts to promote a robust semiconductor supply chain, the U.S. Government also initiated the Chip 4 Alliance, a new U.S.-Asian semiconductor partnership among the United States, Korea, Japan and Taiwan. Such an alliance has led China to take measures to more actively develop its semiconductor manufacturing capabilities, which in turn has reduced the percentage of our sales in China in recent years. See “ — The memory semiconductor industry is highly competitive and our failure to successfully compete would adversely affect our business.”

In response to the above measures adopted by the United States, the Cyberspace Administration of China announced in May 2023 that Micron Technology had failed a security review and banned China’s critical information infrastructure operators from purchasing products from Micron Technology. We are unable to predict the duration of tensions in economic and trade relations between the two countries, and prolonged trade restrictions could have a material adverse effect on our business, financial condition and results of operations.

Impositions of anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs may have an adverse impact on our export sales.

We sell substantially all of our products outside Korea. We continue to carefully monitor developments with respect to trade remedy policies, including anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs, in all major markets in which we sell our products and seek to mitigate the related risks by adjusting supply and export arrangements as necessary and entering into trade agreements and, where necessary, vigorously defend our rights. However, there can be no assurance that the trade agreements between Korea and its major trading partners will not be amended or that anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs will not be imposed on our sales of products outside Korea in the future. The occurrence of any such events, including those described below, may have a material adverse impact on our business, financial condition and results of operations.

In April 2025, under the International Emergency Economic Powers Act of 1977 (the “IEEPA”), the U.S. President imposed a universal “reciprocal” tariff which applies to all imports from all of the trading partners (including those with free trade agreements with the United States), with a base rate of 10%, subject to certain exceptions including semiconductors. In addition, the U.S. President imposed higher rates on imports from certain enumerated countries on a country-by-country basis (including Korea at 15%), subject to certain exceptions including semiconductors, which implementation became effective on August 7, 2025. In February 2026, the United States Supreme Court ruled that the U.S. President has no peacetime authority to impose such tariffs under the IEEPA and that the power to impose such tariffs must come from a clear congressional grant to the U.S. President. In response, on the same day the decision was published, the U.S. President issued a Proclamation “Imposing a Temporary Import Surcharge to Address Fundamental International Payments Problems,” imposing a 10% temporary import surcharge on imports from all U.S. trading partners under section 122 of the Trade Act of 1974, which rate was subsequently increased to 15%. Such “Section 122” tariff, which remains subject to certain exceptions including semiconductors, took effect on February 24, 2026, and remains in effect for 150 days. No assurance can be provided that such tariffs will not be extended or that similar tariffs will not be imposed on different grounds.

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In addition to the tariff discussed above, in August 2025 and January 2026, the U.S. government threatened to impose a tariff of 100% on all imports of semiconductors, subject to certain exceptions for businesses that make a commitment to build semiconductor facilities and invest in the United States. The imposition of any such tariffs may have a material adverse effect on our sales of semiconductor products in the United States as well as on our downstream customers that produce finished products using our products in countries subject to such tariffs and export those products to the United States. The increases in costs and prices due to the imposition of any such tariffs may reduce consumer demand for such products in the United States, which may in turn adversely affect the demand for our products.

Historically, tariffs have led to increased trade and political tensions. In response to the recent tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory tariffs on goods produced in the United States. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. If further tariffs are imposed on a broader range of our or our customers’ exports, or if further retaliatory trade measures are taken by impacted foreign countries in response to additional tariffs, we or our customers may be required to adjust their prices or incur additional expenses, which may have a material adverse impact on our business, financial condition and results of operations.

Fluctuations in exchange rates may have a material adverse effect on our financial condition and results of operations.

There has been considerable volatility in exchange rates in recent years, including exchange rates between the Won and the U.S. dollar. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. In particular, our investments in manufacturing facilities in China have increased the proportion of our expenses that are incurred in Chinese Yuan, while our sales in China are denominated in U.S. dollars. Accordingly, an unhedged increase in the value of the Chinese Yuan would increase our construction and manufacturing costs and adversely impact our profitability. Changes in exchange rates can also affect the Won value of sales proceeds and operating and non-operating costs that are denominated in foreign currencies. We are unable to increase the prices of our products to adjust fully for the negative effects of exchange rate movements because prices in the memory semiconductor industry are dictated by worldwide supply and demand. In addition, exchange rate fluctuations can affect the Won value of our equity investments and monetary assets and liabilities denominated in foreign currencies. See “Exchange Rates.”

Appreciation of the Won may materially and adversely affect our results of operations because, among other things, it reduces the Won value of our export sales, which are primarily denominated in U.S. dollars, and causes our export products to be less competitive by raising their prices in U.S. dollar terms. On the other hand, depreciation of the Won would create foreign exchange translation losses and increase the amount, in Won terms, of interest and principal of our foreign currency-denominated debt, as well as increase in Won terms the cost of raw materials and equipment that we purchase from overseas sources. Under our current operating and capital structure, appreciation of the Won generally has a net negative impact on our operating income. Although the impact of exchange rate fluctuations has in the past been partially mitigated by hedging strategies, we cannot provide any assurance that we will be able to effectively manage such risks, and our results of operations have historically been affected by exchange rate fluctuations. Volatility in currency exchange rates may lead to losses, which could have a material adverse effect on our financial condition and results of operations.

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We may not be able to realize the anticipated benefits of our acquisitions, which could harm our business, financial condition and results of operations.

Our success will depend, in part, on our ability to expand our product offerings, and grow our business in response to changing technologies, consumer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. For example, in October 2020, we agreed to acquire the NAND flash memory and storage business of Intel, including the NAND flash memory manufacturing facility in Dalian, China, NAND flash memory and SSD-related intellectual property and research and development personnel. As consideration for the Intel NAND Business Acquisition, we paid US$6.6 billion in December 2021 and US$2.2 billion in March 2025. We created a subsidiary in the United States to operate the acquired business under the brand name “Solidigm.” The Chinese State Administration for Market Regulation granted a conditional business combination approval for such acquisition with certain conditions, including the obligation to maintain a reasonable pricing policy and production level and support the entry of third-party competitors in the Chinese eSSD market for five years from December 2021. Given our current outlook for sustained strong demand for NAND flash memory products throughout 2026, we expect the obligation to maintain a reasonable pricing policy will limit our ability to significantly increase the price of our NAND flash memory products sold in China in 2026. We may apply for a waiver of such conditions after expiration of the five-year period, and the Chinese State Administration for Market Regulation would then determine whether to approve the waiver based on the competitive landscape of the Chinese eSSD market at that time, among others. See “Business — Investments and Acquisitions.” In addition, as part of our efforts to expand our foundry business and 8-inch foundry capacity, we acquired SK keyfoundry (formerly, the foundry division of Magnachip Semiconductor) in August 2022 for ~~W~~576 billion.

The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete our identified acquisitions. In addition, there is no guarantee that we will be able to realize the anticipated benefits of our acquisitions. We have limited experience acquiring other businesses, and our ability to acquire and integrate other companies and assets, particularly large or complex companies, products or technologies, in a successful manner remains subject to uncertainty.

The risks we face in connection with acquisitions also include:

•	diversion of management time and focus from operating our business to addressing acquisition and integration challenges;

•	challenges associated with the integration of product development and sales and marketing functions of the acquired business;

•	challenges associated with the retention of key employees from the acquired business;

•	cultural and operational challenges associated with integrating employees from the acquired business into us;

•	challenges associated with the integration of the acquired business’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims;

•	unanticipated impairment of goodwill; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties.

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Our failure to address these risks or other problems encountered in connection with our past or future acquisitions could result in our failure to realize the anticipated benefits of these acquisitions, cause us to incur unanticipated liabilities, or could otherwise harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses.

Our investments and acquisitions may not be successful, which may adversely affect our competitive position and impair our ability to achieve our business objectives.

We continually seek out opportunities to further our strategic objectives, including by making investments and acquisitions, to further solidify our market position as a leading semiconductor company in the world. Such strategic initiatives have increased in response to the growing diversity and complexity of memory semiconductors and applications, demand for technological enhancements and increasing costs associated with keeping pace with industry developments. We believe that such strategic initiatives will not only assist in maintaining and growing our presence in existing markets but also provide us with a cost-effective means of accessing new markets, products and technologies.

From time to time, we have acquired minority equity stakes in other industry players to further strengthen our business relationships and may do so again in the future. For example, in June 2018, we participated as a member of a consortium led by Bain Capital (the “Bain Consortium”) in its purchase of a stake in Kioxia from Toshiba Corporation. As a member of the Bain Consortium, we invested ~~W~~2,637 billion for an indirect limited partnership interest in BCPE Pangea Intermediate Holdings Cayman, L.P. (“SPC 1”), which in turn holds an equity interest in Kioxia. In addition, we invested ~~W~~1,279 billion to acquire a convertible bond issued by a second special purpose company, BCPE Pangea Cayman2 Limited (“SPC 2”), which is convertible into an approximately 15.0% equity interest in SPC 2. SPC 2 in turn holds an equity interest in Kioxia. As of March 31, 2026, the book value of our investment in SPC 1 was ~~W~~6,616 billion, and the book value of our investment in the convertible bond issued by SPC 2 was ~~W~~13,609 billion, which are accounted for as financial assets measured at fair value through profit or loss.

Strategic initiatives involve a number of risks, including potential disagreements with consortium partners and diversion of management attention. Our consortium partners may have economic or business interests that are inconsistent with ours, take actions contrary to agreed policies or objectives, undergo a change of control, experience financial and other difficulties or be unable or unwilling to fulfill their obligations. Our failure to address such risks or other problems encountered in connection with our past or future investments could cause us to fail to realize the anticipated benefits of such investments, cause us to incur unanticipated liabilities, or could otherwise harm our business relationships and reputation. In addition, our investments may become subject to unanticipated impairment losses (or losses for financial assets measured at fair value through profit or loss) if the value of the invested assets declines. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our diversification strategy.

As part of our overall strategy, we have been striving to diversify our business to areas other than DRAM and NAND flash memory semiconductors in recent years, and some of our diversification efforts may not succeed. As part of our efforts to expand our foundry business and 8-inch foundry capacity, we acquired SK keyfoundry in August 2022 for ~~W~~576 billion. In addition, from time to time, we have expanded our product portfolio into non-memory semiconductors, including CISs that are used to perform the role of electronic film in digital photographing devices such as smartphones, tablets, PC laptops and surveillance cameras. In March 2025, we decided to integrate our CIS business unit into our AI memory operations as part of our strategy to strengthen our competitiveness.

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The success of our diversification strategy will depend, in part, on our ability to realize the growth opportunities and anticipated synergies among our diversified businesses, which in turn will be subject to numerous factors, including the recruitment of qualified personnel and establishment of new business relationships, as well as expansion of existing relationships with various customers and suppliers, procurement of necessary technology and know-how and access to investment capital at a reasonable cost. Our failure to successfully execute our diversification strategy may adversely affect our business, financial condition and results of operations.

We may be unable to adequately protect our intellectual property rights or successfully defend against third-party infringement claims, which could impair our operations and competitiveness and harm our business and future prospects.

We develop and acquire significant intellectual property and own the related intellectual property rights around the world that support our products, research and development, and other activities and assets. As of March 31, 2026, on a standalone basis, we owned 4,823 patents, 130 trademarks, 18 copyrights and seven design rights in Korea and 16,680 patents, 263 trademarks, one copyright and four design rights outside Korea. Because of the fast pace of innovation and product development, our products are often obsolete before the patents related to them expire, and in some cases our products may be obsolete before the patents are granted. While our intellectual property rights are important to our success, our business as a whole is not significantly dependent on any single patent, copyright or other intellectual property right. Our ability to compete successfully also depends on our ability to operate without infringing the proprietary rights of others. The memory semiconductor industry is characterized by frequent disputes and litigation regarding patent and other intellectual property rights. As is typical in the industry, we have from time to time received communications from third parties asserting their patents against our products and alleging our infringement of their intellectual property rights. We expect to receive similar communications in the future. For example, on February 17, 2026, as supplemented on February 25, 2026 and March 16, 2026, MonolithIC 3D Inc. of Allen, Texas (“MonolithIC”) filed a complaint with the United States International Trade Commission (“ITC”) naming us and Kioxia as respondents, alleging among others that certain of our DRAM and NAND products infringe seven patents owned by MonolithIC. The complaint requested that the ITC institute an investigation pursuant to Section 337 of the Tariff Act of 1930 and issue a limited exclusion order and cease and desist orders. On March 26, 2026, the ITC announced its decision to institute an investigation. The investigation is ongoing, and we are currently unable to predict its outcome.

In the event that any third party is adjudicated to have a valid intellectual property claim against us, we may be required to:

•	refrain from selling the affected products in certain markets;

•	make royalty payments or pay significant monetary damages, which may exceed our reserves for such matters;

•	seek to develop non-infringing technologies, which may be costly or time-consuming or may not be feasible; and

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

Any of the foregoing, as well as our inability to adequately protect our intellectual property rights, could have a material adverse effect on our business, financial condition and results of operations.

We rely on technology provided by third parties, and our business may suffer if we are unable to renew our licensing arrangements with them.

We have entered into technology license and cross-license agreements with third parties that give those parties the right to use patents and other technologies developed by us, as well as provide us

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with the right to use patents and other technologies developed by them. We anticipate that we will continue to enter into various licensing and cross-licensing arrangements in the future, which may increase our payments of licensing fees and royalties. If we are unable to enter into or renew technology licensing arrangements on acceptable terms, we may lose the legal right to use certain of the technologies we employ in manufacturing our products, which may prevent us from manufacturing and selling key products. In addition, we could be disadvantaged if our competitors obtain licenses for important technologies on more favorable terms than us. In the future, we may also need to obtain additional licenses for new or existing technologies. Our failure to secure or renew license agreements on acceptable terms may materially and adversely affect our business, financial condition and results of operations.

Products that do not meet customer specifications, contain or are perceived to contain defects or are otherwise incompatible with their intended uses could impose significant costs on us.

The design and production processes for our products, including DRAMs and HBMs, are highly complex. We may produce products that do not meet customer specifications, contain or are perceived to contain defects or are otherwise incompatible with their intended uses. Under our general terms and conditions of sale and in accordance with industry practice, we provide a multi-year warranty that is usually limited to repair or replacement of defective items or return of, or a credit with respect to, amounts paid for such items. From time to time, we may provide more extensive warranty coverage to certain customers. We may incur substantial costs in remedying defects in our products, which could include material inventory write-downs. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped our products, we may not only have liability for providing replacements or otherwise compensating customers but also suffer damage to our relationship with important customers or to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Breaches of our security systems or products, systems failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our systems or those of our customers, suppliers or business partners could expose us to losses.

We maintain a system of controls over the physical security of our facilities. We also manage and store various proprietary information and confidential data relating to our operations. In addition, we process, store and transmit data relating to our customers, suppliers and employees, including sensitive personal information. Unauthorized persons, employees, former employees, nation states or other parties may gain access to our facilities or technology infrastructure and systems through fraudulent means and may steal trade secrets or other proprietary information, compromise confidential information, create system disruptions or have other impacts. This risk is exacerbated as competitors for talent, particularly engineering talent, attempt to hire our employees. Through cyberattacks on technology infrastructure and systems, unauthorized parties may obtain access to our computer systems, networks and data, including cloud-based platforms. Our technology infrastructure and systems and those of our suppliers, vendors, service providers, cloud solution providers and partners have in the past experienced, and may in the future experience, such attacks, which could materially impact our operations.

Cyberattacks can include ransomware, denial-of-service attacks, zero-day attacks, supply chain attacks, “phishing” and other forms of social engineering, exploitation of open source software vulnerabilities, and other malicious software programs or other attacks, as well as intentional or unintentional acts by employees or other insiders with access privileges. The emergence and maturation of AI capabilities may also lead to new or more sophisticated methods of attack. Globally, cyberattacks are increasing in number and the attackers are increasingly organized and well-financed,

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or supported by state actors, and are developing increasingly sophisticated systems to not only attack, but also to evade detection. In addition, geopolitical tensions or conflicts may create a heightened risk of cyberattacks.

Breaches of our physical security, including break-ins, sabotage or vandalism, attacks on our technology infrastructure and systems, security breaches or incidents, or attacks on our customers, suppliers, or business partners who maintain or otherwise process confidential or sensitive information regarding us and our customers and suppliers, could result in damage to, or loss, disruption, or unavailability of data or systems, or inappropriate disclosure, destruction or loss of confidential or sensitive information. In addition, our systems and those of our third-party vendors may experience service interruptions, data loss or compromise and outages, for other reasons, including human error, pandemics, fires, other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, and other malicious software, changes in social, political, or regulatory conditions or in laws and policies, or other changes or events. Any such event, or the perception it has occurred, may result in significant losses and damage our reputation with customers and suppliers and may expose us to claims, demands and litigation.

Products and the systems and applications that incorporate or otherwise utilize our products are also targets for cyberattacks. While some of our products contain encryption, security algorithms or features designed to help protect third-party content, user-generated data stored on our products, or the functionality of our products as intended, systems and applications that utilize these products could be compromised, breached or circumvented by motivated attackers. In addition, our products contain sophisticated hardware, firmware and software (some of which is provided by third parties) that may contain weaknesses or defects in design or manufacture, including “bugs” and other problems that could interfere with the intended operation of our products or be potentially exploited by such attackers. If systems or applications that utilize our products experience a cyberattack, our products are attacked, or our suppliers, third-party service providers, cloud solution providers or sub-processors are attacked, this could harm our business by requiring us to employ additional resources to remediate the errors or defects, and could expose us to litigation, claims and harm to our reputation.

We cannot be certain that any applicable insurance coverage we maintain will be adequate or otherwise protect us with respect to claims, expenses, fines, penalties, business loss, data loss, litigation, regulatory actions or other impacts arising from security breaches or incidents, or that such coverage will continue to be available on acceptable terms or at all. Any of the foregoing security risks could have a material adverse effect on our business, financial condition and results of operations.

New and evolving laws and regulations relating to cybersecurity, data privacy, digital products and AI impose requirements for information confidentiality, integrity, availability, personal and proprietary data collection, storage, use, sharing, deletion and AI systems to be appropriately transparent, fair, secure, responsibly deployed and accountable. Along with these laws and regulations, standards and market expectations could cause us to incur additional direct costs for compliance, as well as increased indirect costs resulting from our customers’, suppliers’ or partners’ reluctance to share information or solutions due to actual or perceived inadequate controls. Compliance with, or our failure, or the failure of our third-party sales channel partners or agents, to comply with, laws, regulations or industry standards could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely impacted by uncertainties and outcomes associated with the use and evolution of AI.

We are increasingly incorporating AI capabilities into the development of technologies and our business operations. AI technology is complex and rapidly evolving, and may expose us to significant

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competitive, legal, regulatory and other risks. The implementation of AI can be costly and there is no guarantee that our use of AI will enhance our technologies, benefit our business operations, or produce products and services that are preferred by our customers. AI will continue to increase or change the competitive environment in our markets. Our competitors may be more successful in their AI strategy or they may have access to greater AI resources or technology and develop superior products and services.

AI algorithms or training methodologies may be flawed, and datasets may contain irrelevant, insufficient or biased information, which can cause errors in outputs. The use of AI in the development of our products and services could also cause loss of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. AI is also the subject of an evolving set of legal requirements and regulations, and we may be subject to new and conflicting laws and regulations. Any of these matters may give rise to legal liability, damage our reputation and may have a material adverse impact on our business, financial condition and results of operations.

Sanctions against us and other memory semiconductor producers for anti-competitive practices may have a direct or indirect material adverse impact on our operations.

From time to time, we may become subject to investigations by government authorities as well as legal proceedings related to alleged involvement in anti-competitive practices. In the past, we and other DRAM manufacturers have been investigated by the Antitrust Division of the U.S. Department of Justice, and a number of class action lawsuits have been filed against us and other DRAM manufacturers in various federal district courts and state courts alleging violation of U.S. antitrust laws, unfair competition laws and other related laws. Generally, such class action cases are filed on behalf of classes of individuals and entities which purchased DRAMs directly or indirectly from the various DRAM suppliers. The “indirect purchaser” plaintiffs include purchasers of consumer products, such as computers, in which DRAMs are components, and other purchasers that did not purchase DRAMs directly from a DRAM manufacturer. Any sanctions imposed against us for anti-competitive practices could result in liability to us, damage to our reputation, loss of experienced personnel or other consequences, any of which may have a material adverse effect on our business, financial condition and results of operations.

Severe health epidemics (such as the global COVID-19 pandemic and any possible occurrences of other types of widespread infectious diseases) could materially and adversely affect our business, results of operations or financial condition.

If severe health epidemics were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. For example, COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020. The global outbreak of COVID-19 led to global economic and financial disruptions and adversely affected our business operations. Risks associated with COVID-19 or other types of widespread infectious diseases include:

•

disruption in the normal operations of our business resulting from contraction of infectious diseases by our employees, which may necessitate our employees to be quarantined and/or our manufacturing facilities or offices to be temporarily shut down;

•	fluctuations of the Won against major foreign currencies (see “— Fluctuations in exchange rates may result in foreign exchange losses”);

•

an increase in unemployment among, and/or decrease in disposable income of, consumers who purchase the products manufactured by our customers and a decline in overall consumer confidence and spending levels, which in turn may decrease demand for our products;

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•	disruption in the normal operations of the businesses of our customers, which in turn may decrease demand for our products;

•	disruption in the supply of raw materials, components and equipment from our suppliers and vendors;

•	disruption in the delivery of our products to our customers;

•	unstable global and Korean financial markets, which may adversely affect our ability to meet our funding needs on a timely and cost-effective basis; and

•	decreases in the fair value of our investments in companies that may be adversely affected by the pandemic.

In the event that a future recurrence of COVID-19 or an occurrence of other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to operate our business successfully if we are unable to retain and recruit qualified personnel.

Our success depends to a significant extent on the continued services of our senior management and research and development, engineering and other specialized personnel, and on our ability to continue to attract, retain and motivate such key employees. Generally, our employees are not bound by employment or non-competition agreements and competition within the memory semiconductor industry for highly qualified employees is intense. There can be no assurance that we will not experience difficulty in recruiting and retaining qualified employees. Our business could suffer if we lose the services of any of our key personnel and cannot adequately replace them in a timely manner.

Work stoppages and other labor-related issues may adversely affect our operations.

As of March 31, 2026, we had collective bargaining agreements with three labor unions, the two largest of which represented a total of 15,684 employees. Our latest collective bargaining agreements with such labor unions came into effect in April 2024 for a two-year term. We also engage in wage negotiations each year, which are retroactively applied for that year. In addition, we operate a profit-sharing incentive program linked to our operating results, which utilizes 10% of our operating profit as determined under the Korean International Financial Reporting Standards (“K-IFRS”).

We have not experienced a strike or other material work stoppage in recent years. However, there can be no assurance that our relationship with our employees will not deteriorate in the future and any labor unrest, work stoppages or strikes could prevent our production facilities from continuing normal operations, which in turn may have a material adverse effect on our business, financial condition and results of operations.

We are subject to strict environmental, health and safety regulations, and we may become subject to penalties or restrictions that could cause our operations to be interrupted or result in significant compliance expenses.

We have manufacturing facilities in Korea and China. Our operations involve the use of chemicals and generate chemical waste, wastewater and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of environmental, health and safety laws and regulations of local or national governments relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We are also subject to restrictions on using certain raw materials in our manufacturing process in fabs located in certain locations. We have installed

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various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated water and other industrial waste at our various facilities. Our ESG Management Committee, chaired by our Chief Executive Officer, serves as the core executive-level decision-making body for our environmental, social and governance (“ESG”) management policies. Key matters discussed by such committee are reported upward to the Sustainable Management Committee under the Board, which provides company-wide oversight and final endorsement of ESG strategy, targets and performance. For a description of our Sustainable Management Committee, see “Management — Committees of the Board — Sustainable Management Committee.”

Furthermore, heightened global awareness and international and national commitments to reduce greenhouse gas emissions and counteract climate change (including increased activism by non-governmental and political organizations campaigning against fossil fuel extractions) may lead to increased costs for us, our customers and our suppliers. Investor preferences and sentiments are also influenced by ESG considerations including climate change and the transition to a lower carbon economy. Changes in such preferences and sentiment, including increased scrutiny from market participants, environmental organizations or the press, as well as compliance with such new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations.

We cannot provide assurance that environmental, health and safety claims will not be brought against us or that local or national governments will not take steps toward adopting more stringent standards. Sourcing of raw materials could also present reputational risks if our direct or indirect suppliers are found to be in violation of environmental, health and safety regulations, or of ethical or human rights regulations or standards. Any failure on our part to comply with any present or future environmental, health and safety regulations could result in the assessment of damages or clean-up costs or the imposition of fines or other penalties against us, a suspension of production, cessation of operations or relocation of manufacturing facilities to different locations. In addition, new environmental, health and safety regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our business, financial condition and results of operations.

We are subject to safety regulations, and our operations could expose us to substantial liabilities.

The Serious Accident Punishment Act of Korea (the “SAPA”) imposes criminal liability on individuals and entities responsible for “serious accidents.” Under the SAPA, the term “serious accident” encompasses not only accidents at industrial sites, such as factories or construction sites, but also “public” disasters caused by defects in the design, manufacture, installation and management of products, product ingredients or public facilities or transportation. The SAPA imposes criminal liability against (i) business owners or executives (as defined by the law) who fail to ensure the safety of their business operations and (ii) businesses or institutions that fail their supervisory duties. In case of willful misconduct or gross negligence, the SAPA also imposes punitive damages of up to five times the actual damages. Our operational activities involve inherent risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. Even though we plan to prioritize on-site safety management by engaging in communications with different stakeholders and investing more in safe environments, there is no guarantee that there will not be accidents due to our inherent operating risks. Although we have analyzed the potential impacts of the SAPA on us and aligned our policies, internal regulations and manuals in preparation for the implementation of the SAPA, there is no guarantee that the SAPA would not adversely affect our business, financial condition and results of operations.

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Under the SAPA, businesses may avoid punishment if it is found that they duly performed their duties to ensure the safety and health of the participants in their business operations. However, we cannot assure you that, despite all precautionary and preventative measures undertaken by us, these measures will prove to be fully effective at all times or that an incident that could cause harm to our reputation and operation will not happen in the future, including due to factors beyond our control.

Related party transactions that we engage in are subject to scrutiny by the Korea Fair Trade Commission and the Korean tax authorities.

Our business relationships and transactions with our subsidiaries, affiliates and other related parties are subject to ongoing scrutiny by the Korea Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We engage in various transactions with our subsidiaries and affiliates on an arm’s-length basis. See “Certain Relationships and Related Party Transactions.” We are also subject to fair trade regulations limiting guarantees of debt and cross-shareholdings among member companies of the SK Group. In addition, our material business transactions with our subsidiaries, affiliates and other related parties, including member companies of the SK Group, are subject to approval by the Board pursuant to the Korean Commercial Code (the “KCC”) and the Monopoly Regulation and Fair Trade Act and are subject to public disclosure requirements under the Monopoly Regulation and Fair Trade Act. Any future determinations by the Korea Fair Trade Commission that we have engaged in transactions that violate applicable fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

In addition, under Korean tax law, there is an inherent risk that our transactions with our subsidiaries, affiliates or any other person or company that is related to us may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. If the Korean tax authorities determine that any of our transactions with related parties was not on an arm’s-length basis, we would not be permitted to deduct the amount equivalent to such undue financial support as expenses, which may have adverse tax consequences for us.

We may pursue spin-offs or initial public offerings of, or selling portions of our interests in, our subsidiaries, which could dilute our ownership interest and reduce the benefits we receive from those subsidiaries.

We may, from time to time, explore the possibility of spinning off or conducting an initial public offering of, or selling portions of our interests in, one or more of our subsidiaries. If a subsidiary were to conduct a public offering or issue additional equity securities to third parties after a spin-off, or if we were to dispose of a portion of our ownership interest in such subsidiary, our ownership interest in that subsidiary could be diluted. As a result, our share of that subsidiary’s future earnings and cash flows may decrease, and we may have reduced control over its operations and strategic decisions. In addition, investors may attribute a portion of the value of such subsidiary directly to its publicly traded securities rather than to our common shares and the ADSs, which could adversely affect the market price of such securities.

In March 2026, the Government announced its intention to introduce regulations during the first half of 2026 that would, in principle, prohibit or restrict new listings of subsidiaries of listed Korean companies, subject to certain exceptions that have not yet been identified. If such regulations are adopted, our ability to pursue listings of our subsidiaries and raise proceeds may become significantly limited.

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Risks Relating to Korea

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are incorporated in Korea and a significant portion of our assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful execution of our operational strategies are dependent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

Following a period of deterioration due to the debilitating effects of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners in 2020, the overall Korean economy showed signs of recovery in 2021. However, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, as well as significant fluctuations in policy interest rates globally (including Korea), have contributed to the uncertainty of global economic prospects in recent years and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies, in particular the U.S. dollar, has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations and the market price of our common shares and the ADSs.

Other developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of higher levels of market interest rates;

•

the imposition of significant tariffs on the Republic’s exports by any of the Republic’s major export markets, including the United States, as well as any countermeasures or policy responses adopted by the Government;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts due to disruptions to the global supply chain;

•	rising inflationary pressures leading to increases in costs of goods and services and a decrease in purchasing power;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•

hostilities or political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing actions against Russia) and any resulting adverse effects on the global supply of oil and other natural resources or the global financial markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries or impositions of significant tariffs by any such country and increased uncertainties in the global financial markets and industry;

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•

adverse changes or volatility in foreign currency reserve levels, interest rates, inflation rates, commodity prices (including oil prices), exchange rates (including fluctuations of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan) or stock markets;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve, Korea and other central banks;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•

a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

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Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and the ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea.

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned North Korea’s provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea as did the United States and the European Union.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings between Korea and North Korea were held in April, May and September 2018 and between North Korea and the United States in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea or between the United States and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common shares and the ADSs.

There are special risks involved with investing in securities of Korean companies.

As we are a Korean company and operate in a business and cultural environment that is different from that of other countries, there are risks associated with investing in our securities that are not typical for investments in securities of companies in other jurisdictions.

Under the Foreign Exchange Transactions Act of Korea and the decree, rules and regulations promulgated thereunder, if the Government deems that certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Finance and Economy for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or other types of capital transactions. Moreover, if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden changes in domestic or foreign economic circumstances or similar events or circumstances, the Minister of Finance and Economy may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit or sell any means of payment to the Bank of Korea, the Foreign Exchange Equalization Fund of Korea, or certain other governmental agencies or financial institutions. In making an investment decision, investors must rely upon their own examination of us, the terms of the offering and the financial and other information contained in this prospectus.

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Risks Relating to the ADSs and the Offering

The trading prices for our common shares and the ADSs may fluctuate significantly after the offering.

Volatility in the market price of our common shares and the ADSs may prevent investors from selling their securities at or above the price that they paid for them. The market price and market liquidity of our common shares and the ADSs may be adversely affected by a number of factors, including, but not limited to, the extent of investor interest in us, the attractiveness of our common shares and the ADSs in comparison to other equity securities (for instance, shares issued by a company with a longer operating history in our industry), our financial performance and general market conditions. Certain additional factors that could negatively affect, or result in fluctuations in, the price of our common shares and the ADSs include:

•	actual or anticipated variations in our results of operations;

•	potential differences between our actual financial and results of operations and those expected by investors;

•	investors’ perceptions of our prospects and the prospects of our sector;

•	new laws or regulations or new interpretations of laws and regulations, including tax guidelines, applicable to the semiconductor sector, our common shares and/or the ADSs;

•	general economic trends and risks in the United States, Asian or global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in our operations or earnings estimates or publication of research reports about us or the semiconductor industry;

•	market conditions affecting the Korean, Asian or global economy or in Korea or Asia specifically;

•	significant volatility in the market price and trading volume of securities of companies in the semiconductor sector, which are not necessarily related to the operating performance of these companies;

•	additions to or departures from our management team;

•	completing (or failing to complete) additional acquisitions or investments;

•	speculation in the press or investment community;

•	changes in the credit ratings or outlook assigned to Asian countries, particularly Korea, and entities in the semiconductor sector;

•	political conditions or events in Korea, the United States and other countries; and

•	enactment of legislation or other regulatory developments that adversely affect us or our industry.

If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, the prices or trading volumes of our common shares and the ADSs could decline.

The trading market for our common shares and the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no securities or industry analysts covers us, the trading price for our common shares and the ADSs may be negatively impacted. If one or more of the analysts who covers us downgrades

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us or releases negative publicity about our common shares and ADSs, our share price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our common shares and the ADSs may decrease, which may cause our share price or trading volume to decline.

As a foreign private issuer, we will have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Korean legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure under the U.S. Securities Act of 1933, as amended (the “Securities Act”), aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Korean law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

We cannot predict if investors will find our common shares or the ADSs less attractive because we will rely on these exemptions. If some investors find our common shares and the ADSs less attractive as a result, there may be a less active trading market for our common shares and the ADSs and our share price may be more volatile.

An active trading market for our ADSs may not develop or be sustained.

Prior to the completion of this offering, there has been no public market for our ADSs. Although we intend to apply to list our ADSs on the Nasdaq under the symbol “SKHY,” an active trading market for our ADSs may never develop or be sustained following this offering. If an active trading market does not develop or is not sustained, you may have difficulty selling your ADSs at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our ADSs and our ability to acquire other companies, products or technologies by using our ADSs as consideration.

If you purchase our ADSs in this offering, you will experience substantial and immediate dilution.

If you purchase ADSs in this offering, you will experience immediate dilution of US$      per ADS in the net tangible book value of your ADSs after giving effect to the offering at the assumed initial public offering price of US$      per ADS (based on the last reported trading price of our common shares on the KRX KOSPI Market as set forth on the cover page of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per ADS that you acquire. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

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ADS holders may be unable to exercise voting rights with respect to the shares underlying the ADSs at our shareholders’ meetings.

As a holder of ADSs, under Korean law you are not treated as one of our shareholders and will not have the ability to exercise shareholder rights. Instead, the depositary is treated as our shareholder under Korean law, and your rights as an ADS holder are governed by the deposit agreement. As a holder of ADSs, you will not have direct shareholder rights and may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Korean law or under our articles of incorporation that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADS holders may be unable to exercise voting rights with respect to the common shares underlying the ADSs as a result of these practical limitations. Except as described in this prospectus, holders of our ADSs will not be able to exercise voting rights attaching to the common shares.

Substantial sales of our common shares or the ADSs after the offering could cause the price of our common shares or the ADSs to decrease.

The market price of our common shares and the ADSs may decline as a result of sales of a large number of common shares and the ADSs in the market after this offering or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC, as well as any other regulation (including anti-trust rules) that may apply. If any of shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our common shares and the ADSs may decline significantly. In addition, the perception in the public markets that sales by them might occur may also adversely affect the market price of our common shares and the ADSs.

You may not receive distributions on the common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the ADSs after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or not feasible to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, common shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on the ADSs or any value from them if it is unlawful or not feasible to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may close its books from time to time for a number of reasons, including in connection with corporate

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events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If you surrender your ADSs in order to withdraw the underlying common shares, you may not be allowed to deposit the common shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive our common shares. However, under the terms of the deposit agreement, the depositary is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation. It is possible that we may not give the consent.

Furthermore, in order for the depositary to issue ADSs upon the deposit by the holders of our common shares of their shares with the depositary’s custodian in Korea, we are required to file a securities registration statement with the FSC and such securities registration statement must become effective in accordance with the FSCMA, its Presidential Decree and the FSC regulations promulgated thereunder, because such issuance of ADSs would be deemed an “offering” in Korea. Although we may consider, from time to time at our sole discretion, filing the requisite securities registration statement to facilitate such issuances of ADSs upon the surrender of our common shares held by such shareholders, we have no obligation to take any such action.

Accordingly, if you surrender ADSs and withdraw the underlying common shares, you may not be allowed to deposit the common shares again to obtain ADSs. See “Korean Foreign Exchange Controls and Securities Regulations — Government Review of Issuances of ADSs.”

You may not be able to exercise preemptive rights for additional common shares and may suffer dilution of your equity interest in us.

The KCC and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. Such subscription rights will not apply to this offering. If we offer a right to subscribe for additional new common shares or any other rights of similar nature, the depositary, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The depositary, however, is not required to make available to you any rights to purchase any additional common shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the Securities Act is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the Securities Act.

The offering of ADSs and the underlying common shares in connection with this offering are being registered pursuant to the Registration Statement on Form F-1 of which this prospectus forms a part

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and the issuance of the ADSs by the depositary is being concurrently registered on Form F-6. Following completion of this offering, we are under no obligation to file any registration statement with respect to any ADSs. If a registration statement is required for you to exercise preemptive rights but is not filed by us, you may not be able to exercise your preemptive rights for additional common shares. As a result, you may suffer dilution of your equity interest in us.

We may amend the deposit agreement without your consent and for any reason and, if you disagree with our amendments, your choices will be limited to selling the ADSs or surrendering the ADSs for cancelation and withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement without your consent and for any reason. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If you do not agree with an amendment to the deposit agreement, your choices will be limited to selling the ADSs or surrendering the ADSs for cancelation and withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to you in such circumstances.

Holders of ADSs will not be able to exercise dissenter’s rights unless they have surrendered the ADSs for cancelation, and withdrawn the underlying common shares and become our direct shareholders.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. A holder of ADSs will not be able to exercise dissenter’s rights unless such holder has surrendered the ADSs for cancelation, and withdrawn the underlying common shares and become our direct shareholder. See “Description of Articles of Incorporation and Capital Stock — Rights of Dissenting Shareholders.”

Fluctuations in the exchange rate between the Won and the U.S. dollar may have a material adverse effect on the value of the ADSs or the common shares in U.S. dollar terms.

Cash dividends, if any, in respect of the common shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a holder will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder would receive upon sale in Korea of the common shares obtained upon surrender of the ADSs and the secondary market price of the ADSs.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, and significant expenses to remediate any internal control deficiencies and could ultimately have an adverse effect on the market price of the ADSs.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the second annual report we file with the SEC, our management will be required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, and can provide no assurance

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that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 which may have an adverse effect on us.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

Following the completion of the offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC, in addition to our existing reporting requirements by the Korea Exchange. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences. As a public company, we will be subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, as well as to the Financial Investment Services and Capital Markets Act (the “FSCMA”) and Korea Exchange public disclosure rules. These requirements may place a strain on our systems and resources. The Exchange Act applicable to us requires that we file annual and current reports with respect to our business and financial condition. Likewise, the FSCMA and Korea Exchange public disclosure rules require that we make annual, semi-annual and quarterly filings and that we comply with disclosure obligations including current reports. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.

As a foreign private issuer, we are not subject to certain corporate governance rules applicable to U.S. listed companies.

We rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Korean law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed U.S. company, among other things, to:

•	have a majority of the board of directors consist of independent directors;

•	require non-management directors to meet on a regular basis without management present;

•	have an independent compensation committee;

•	have an independent nominating committee; and

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. See “Management — Foreign Private Issuer Status.” While our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies

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listed on the Nasdaq, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

We will have broad discretion in the use of the net proceeds to us from this offering.

The Board and management will retain broad discretion in the application, and timing of application, of the net proceeds to us from the offering. See “Use of Proceeds.” You may not agree with how we use such net proceeds. There can be no assurance regarding the results and the effectiveness of our use of such net proceeds.

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers, or employees. You should rely only on the information contained in this prospectus (or in a related free writing prospectus) in determining whether to purchase our common shares or ADSs.

We may be subject to securities class actions, which may harm our business and operating results.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and damages and divert management’s attention from other business concerns, which could seriously harm our business, results of operations, financial condition or cash flows.

We may also be called on to defend ourselves against lawsuits relating to our business operations. Some of these claims may seek significant damage amounts due to the nature of our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. A future unfavorable outcome in a legal proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlement or judgment costs, and a diversion of management’s attention and resources that are needed to successfully run our business.

It may be difficult to enforce civil liabilities against us or our directors or officers.

We are a corporation organized under the laws of Korea. A majority of our directors and officers and certain other persons named in this prospectus reside in Korea, and a significant portion of the assets of the directors and officers and certain other persons named in this prospectus and a substantial majority of our assets are located in Korea. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against any of them in the United States court judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any State or territory within the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the securities laws of the United States or any State or territory within the United States. See “Enforceability of Civil Liabilities.”

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ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs, including those holders and owners who acquire ADSs in secondary transactions, irrevocably waive the right to a jury trial in any suit, action or proceeding against us or the depositary directly or indirectly arising out of, based on or relating in any way to, our shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any suit, action, claim or proceeding under the U.S. federal securities laws. As the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that the waiver would likely continue to apply to ADS holders or beneficial owners who withdraw the common shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the common shares, and the waiver would likely not apply to ADS holders or beneficial owners who subsequently withdraw the common shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders or beneficial owners who withdraw the common shares represented by the ADSs from the ADS facility.

If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before acquiring the ADSs and becoming subject to the terms of the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary as well as increasing the costs associated with bringing a claim. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of U.S. federal securities laws. You can identify these statements because they are not limited to historical fact or they use words such as “outlook,” “may,” “will,” “should,” “could,” “would,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “forecast,” “confident,” “opportunities,” “goal,” “prospect,” “positioned,” “intend,” “committed,” “continue,” “future,” “guidance,” “years ahead,” “looking ahead,” “going forward,” “focused on,” “will likely result,” “can,” “project,” “accelerate,” “schedule,” “on track,” “seek,” “ensure,” “potential,” “pipeline,” “objective,” “focused on,” “predict,” “look to,” “likely to,” “scheduled to,” or “subject to” and similar expressions that concern our strategy, plans, intentions, initiatives, or beliefs about future occurrences or results.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur and we and the underwriters undertake no obligation to update publicly or revise any forward-looking statements and estimates whether as a result of new information, future events or otherwise.

Forward-looking statements include, but are not limited to, statements regarding our current belief or expectations as of the date of this prospectus and estimates on future events and trends that affect or may affect our business, financial condition, results of operations, liquidity, prospects and the trading price of our common shares or the ADSs, including our growth plan and pipeline of new projects. Although such forward-looking statements are based on assumptions and information currently available to us, which we believe to be reasonable, none of the forward-looking statements, whether expressed or implied, are indicative of or guarantee future results. Given such limitations, you should not make any investment decision on the basis of the forward-looking statements contained in this prospectus.

All forward-looking statements are subject to risks, uncertainties and other factors (including, without limitation, those described under “Risk Factors”) that may cause our actual results to differ materially from those which we expected. Key factors that could cause actual results to differ materially from the expectations expressed in or implied by such forward-looking statements, include, but are not limited to:

•	general economic, business and political conditions;

•	trends in the global semiconductor industry;

•	market conditions and business outlook for our products;

•	fluctuations in prices of raw materials;

•	adverse trends in regulatory, legislative and judicial developments;

•	changes in interest rates and currency exchange rates;

•	factors affecting future profitability;

•	seasonality;

•	our leverage and our ability to meet our debt obligations;

•	conditions in the Korean and the global financial markets;

•	occurrences of widespread infectious diseases such as COVID-19; and

•	additional matters identified in “Risk Factors.”

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We caution you that the foregoing list of significant factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. We cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. We undertake no obligation, and specifically disclaim any duty, to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law. As a result of these risks and uncertainties, we caution you not to place undue reliance on any forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of       common shares represented by ADSs in the offering will be approximately US$     , after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, and based on the last reported trading price of our common shares on the KRX KOSPI Market as set forth on the cover page of this prospectus.

Each US$1.00 increase (decrease) in the assumed public offering price of US$      per ADS would increase (decrease) the net proceeds to us from the offering by approximately US$     , assuming the number of common shares represented by ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. Each increase (decrease) of       in the number of ADSs we are offering would increase (decrease) the net proceeds to us from the offering, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, by approximately US$     , assuming the assumed public offering price stays the same.

We intend to use the net proceeds we receive from this offering for capital expenditures related to construction of our production facilities in Korea.

We periodically adjust our capital expenditure plans based on market demand for our products, the production outlook of the global memory semiconductor industry and general global economic conditions. We may adjust our use of proceeds based on our assessment of such market conditions.

Pending our use of the net proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in interest-earning instruments.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

DIVIDENDS AND DIVIDEND POLICY

We declare dividends annually at the annual general meeting of shareholders, which is generally held within three months after the end of the fiscal year. For the purpose of determining the shareholders who are entitled to annual dividends, we may set a record date with at least two weeks’ prior public notice by a resolution of the Board. We may distribute annual dividends in cash, in shares or in other forms. However, a dividend of shares must be distributed at par value. Dividends in shares may not exceed one-half of the annual dividend. Our obligation to pay dividend expires if no claim to dividend is made for five years from the payment date.

Under the KCC, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital, (2) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (3) the earned surplus reserve to be set aside for the annual dividends and (4) the increase in our net asset value resulting from the evaluation of our assets and liabilities that has not been offset against unrealized losses. We may not pay an annual dividend unless we have set aside as earned surplus reserve an amount equal to at least 10.0% of the cash portion of the annual dividend or until we have accumulated an earned surplus reserve of not less than one-half of our stated capital. We may not use our legal reserve to pay cash dividends but may transfer amounts from our legal reserve to capital stock or use our legal reserve to reduce an accumulated deficit.

In addition, the FSCMA and our articles of incorporation (pursuant to an amendment approved at the annual general meeting of our shareholders on March 30, 2022) provide that, in addition to annual dividends, we may pay quarterly dividends. Unlike annual dividends, the decision to pay quarterly dividends can be made by a resolution of the Board and is not subject to shareholder approval. For the purpose of determining the shareholders who are entitled to quarterly dividends, we may set a record date with at least two weeks’ prior public notice by a resolution of the Board. The Board’s resolution to declare quarterly dividends needs to take place within 45 days of March 31, June 30 or September 30 of the relevant fiscal year. Any quarterly dividends must be paid in cash. No assurance can be given as to the amount of future dividends on our common shares or that any such dividends will be declared. See “Description of Articles of Incorporation and Capital Stock —Dividends.”

Under the FSCMA, the total amount of quarterly dividends payable in a fiscal year may not be more than the net assets on the non-consolidated balance sheet of the immediately preceding fiscal year, after deducting (1) our capital in the immediately preceding fiscal year, (2) the aggregate amount of our capital surplus reserves and earned surplus reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the general shareholders’ meeting with respect to the immediately preceding fiscal year and (4) the amount of earned surplus reserve that should be set aside for the current fiscal year following the quarterly dividend payment. In addition, no quarterly dividends can be paid if there is a concern over our net assets on a non-consolidated basis at the end of the current fiscal year falling short of the aggregate sum of (1) our stated capital, (2) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the current fiscal year, (3) the earned surplus reserve to be set aside for the annual dividends with respect to the current fiscal year and (4) the increase in our net asset value resulting from the evaluation of our assets and liabilities that has not been offset against unrealized losses.

Our obligation to pay annual or quarterly dividends expires if no claims to such dividends are made for a period of five years from the payment date.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

The following table sets forth the quarterly and annual dividend per share and the aggregate total amount of dividends paid, as well as the number of outstanding shares entitled to dividends, with respect to the quarter ended March 31, 2026 and the years ended December 31, 2023, 2024 and 2025. The annual dividend was paid in the immediately following year, and the quarterly dividends were paid in the same year.

Dividend Type	Dividend per Share (In Won)		Total Amount of Dividends (In billions of Won)		Number of Shares Entitled to Dividend
Quarterly dividend (for the period ended March 31, 2023)	~~W~~	300	~~W~~	206	688,059,197
Quarterly dividend (for the period ended June 30, 2023)		300		206	688,090,311
Quarterly dividend (for the period ended September 30, 2023)		300		206	688,116,189
Annual dividend (for the year ended December 31, 2023)		300		206	688,138,649
Quarterly dividend (for the period ended March 31, 2024)		300		207	688,614,914
Quarterly dividend (for the period ended June 30, 2024)		300		207	688,617,645
Quarterly dividend (for the period ended September 30, 2024)		300		207	689,038,731
Annual dividend (for the year ended December 31, 2024)		1,304		900	690,344,530
Quarterly dividend (for the period ended March 31, 2025)		375		259	690,412,123
Quarterly dividend (for the period ended June 30, 2025)		375		259	690,455,268
Quarterly dividend (for the period ended September 30, 2025)		375		263	701,684,263
Annual dividend (for the year ended December 31, 2025)		1,875		1,328	708,113,147
Quarterly dividend (for the period ended March 31, 2026)		375		267	711,073,295

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder.

In November 2024, the Board approved our shareholder return policy for the fiscal years 2025 through 2027. Such policy contemplated that we would pay an aggregate dividend amount of ~~W~~1,500 per share with respect to each fiscal year in four equal quarterly installments of ~~W~~375 per quarter. We may contemplate providing additional shareholder return if we expect to generate a material amount of excess cash flow.

If we pay any dividends on our common shares, we will pay those dividends which are payable in respect of the common shares underlying our ADSs to the depositary, as the registered holder of such common shares, and the depositary then will pay such amounts to our ADS holders in proportion to the common shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

MARKET PRICE INFORMATION

Our common shares are listed on the KRX KOSPI Market under the identification code “000660.” Our common shares are also listed on the Luxembourg Stock Exchange under the symbol “HYNSE” in the form of global depositary receipts evidencing global depositary shares, with each global depositary share representing one common share.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our common shares.

	KRX KOSPI Market
	Closing Price Per Common Stock		Average Daily Trading Volume
	High	Low
	(in Won)		(in thousands of shares)
2021	148,500	91,500	4,131
2022	133,000	75,000	3,311
2023	141,500	75,600	3,432
First Quarter	94,900	75,600	2,903
Second Quarter	119,500	83,800	4,127
Third Quarter	128,000	110,300	3,258
Fourth Quarter	141,500	115,400	3,453
2024	241,000	131,000	4,363
First Quarter	183,000	131,000	3,943
Second Quarter	237,500	170,600	3,757
Third Quarter	241,000	152,800	5,810
Fourth Quarter	201,000	158,800	3,909
2025	651,000	164,800	3,765
First Quarter	225,500	171,200	3,967
Second Quarter	293,000	164,800	3,675
Third Quarter	361,000	245,000	3,338
Fourth Quarter	651,000	360,000	4,130
2026 (through June 10)	2,363,000	677,000	4,850
First Quarter	1,099,000	677,000	4,680
Second Quarter (through June 10)	2,363,000	830,000	5,062
April	1,300,000	830,000	3,979
May	2,333,000	1,447,000	6,212
June (through June 10)	2,363,000	1,911,000	5,511

Source: KRX KOSPI Market

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

EXCHANGE RATES

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. We do not intend to imply that the Won or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 5, 2026, the noon buying rate was ~~W~~1,556.0 to US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2021	1,081.6	1,198.7	1,144.9	1,188.6
2022	1,187.0	1,440.5	1,291.8	1,260.2
2023	1,220.3	1,362.9	1,306.8	1,291.0
2024	1,300.5	1,477.9	1,363.4	1,477.9
2025	1,353.5	1,481.5	1,421.4	1,444.6
2026 (through June 5)	1,427.1	1,556.0	1,476.4	1,556.0
January	1,433.8	1,478.3	1,455.5	1,444.5
February	1,427.1	1,463.1	1,447.3	1,439.8
March	1,439.8	1,523.5	1,490.5	1,523.5
April	1,461.7	1,511.3	1,483.8	1,477.9
May	1,447.0	1,517.3	1,488.4	1,504.0
June (through June 5)	1,511.7	1,556.0	1,527.0	1,556.0

Source: Federal Reserve Bank of New York

(1)	The average rate for each period is calculated as the average of the noon buying rates on each business day during the relevant period (or portion thereof).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

CAPITALIZATION

The table below sets forth the current portion of our long-term debt and our capitalization as of March 31, 2026, as follows:

•	on a historical basis; and

•

as adjusted, to reflect the issuance and sale of the ADSs by us in the offering at the public offering price of US$      per ADS (based on the last reported trading price of our common shares on the KRX KOSPI Market as set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. Our total capitalization may be different in the event that we do not allocate the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table in conjunction with “Presentation of Financial and Other Information” “Use of Proceeds,” “Summary Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Audited Financial Statements and Interim Financial Statements, together with the notes thereto, in each case included elsewhere in this prospectus. The current portion of our long-term debt and our capitalization following the closing of the offering (including the use of proceeds therefrom) will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

	As of March 31, 2026
	Actual		As Adjusted(1)
	(In billions of Won)
Current portion of long-term debt:
Current portion of long-term borrowings	~~W~~	1,716	~~W~~
Current portion of debentures(2)		1,652

Total current portion of long-term debt		3,369

Long-term debt:
Borrowings		13,427

Total long-term debt		13,427

Equity:
Equity attributable to owners of the parent company
Capital stock		3,658
Capital surplus		8,510
Other equity		(368)
Accumulated other comprehensive income		3,745
Retained earnings		148,746

Total equity attributable to owners of the parent company		164,291

Non-controlling interest		89

Total equity		164,380

Total capitalization	~~W~~	177,807	~~W~~

(1)

As adjusted to reflect the issuance and sale of       common shares represented by ADSs by us in the offering at the public offering price of US$      per ADS (based on the last reported trading price of our common shares on the KRX KOSPI Market as set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

(2)

Includes the carrying value of our exchangeable bonds due 2030. On April 28, 2026, we exercised our option to redeem the entire balance of such exchangeable bonds remaining outstanding as of the end of May 18, 2026, and we completed such redemption on May 28, 2026. See Notes 14 and 32(2) of the notes to the Interim Financial Statements for further information.

An increase or reduction of US$1.00 in the assumed public offering price of US$      per ADS (based on the last reported trading price of our common shares on the KRX KOSPI Market as set forth on the cover page of this prospectus) would, after the completion of the offering, increases

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

(decreases) the value of (1) our total equity and (2) our total capitalization by US$     , assuming that the number of ADSs offered in this prospectus, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

An increase (decrease) of       ADSs sold in the offering by us would increase (decrease) the value of (1) our total equity and our (2) total capitalization by US$     , assuming a public offering price of US$       per ADS (based on the last reported trading price of our common shares on the KRX KOSPI Market as set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount and commissions payable by us.

Except as set forth herein, there has been no other material change to our capitalization since March 31, 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

DILUTION

As of March 31, 2026, our outstanding capital stock consisted of    common shares. If you invest in our ADSs in the offering, your ownership interest will be diluted to the extent of the difference between the offering price per ADS and the net book value per ADS upon the completion of the offering. Dilution results from the fact that the per-ADS offering price of ADS in the offering could be substantially in excess of the actual book value per ADS. As of March 31, 2026, we had a net tangible book value of ~~W~~      billion or ~~W~~      per common share or US$      per ADS, based on the exchange rate of ~~W~~1,523.5 per US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York in the United States. Net tangible book value per common share represents the amount of our total tangible assets of ~~W~~      billion (total assets less intangible assets and deferred tax assets) less total liabilities of ~~W~~      billion, divided by the total number of our common shares outstanding as of March 31, 2026.

Dilution of Shareholders’ Interest After the Offering

After giving effect to the sale of the ADSs offered by us in the offering at the offering price of US$      per ADS (based on the last reported trading price of our common shares on the KRX KOSPI Market as set forth on the cover page of this prospectus) and, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of March 31, 2026 would have been US$      million, based on the exchange rate of ~~W~~1,523.5 per US$1.00, the noon buying rate in effect on      , 2026 as quoted by the Federal Reserve Bank of New York in the United States, representing US$      per common share and US$      per ADS. This represents an immediate increase in net tangible book value of US$      per common share to existing shareholders, and an immediate dilution in tangible book value of US$      per ADS to purchasers of ADSs in the offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and net tangible book value per common share immediately after the completion of the offering.

The following table shows the dilution to investors purchasing our ADSs in the offering:

US$ per ADS(1)
Offering price (per ADS)
Net tangible value per common share/ADS as of March 31, 2026
Increase in net tangible value per common share/ADS after the offering attributable to existing shareholders
Net tangible value per common share/ADS after the offering
Dilution per common share/ADS to investors(2)
Percentage of dilution in net tangible value per common share/ADS(3)%

(1)	Converted into U.S. dollars at the exchange rate of ~~W~~1,523.5 per US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York in the United States.
(2)

Dilution for this purpose represents the difference between the price per common share/ADS paid by the investors in the offering and the shareholders’ equity value per common share/ADS immediately after the completion of the offering. The calculation of the percentage of dilution to investors is obtained by dividing the dilution of the shareholders’ equity value per common share/ADS to investors by the price per common share/ADS.

A US$1.00 increase (decrease) in the assumed public offering price of US$      per ADS would increase (decrease) our net tangible book value after the offering by US$      million, the net tangible book value per ADS after the offering by US$      per ADS and the dilution in the net book value per ADS to investors in the offering by US$      per ADS, assuming the number of ADSs offered under the international offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

The following table presents, as of March 31, 2026, the number of common shares purchased or to be purchased from us, the total consideration paid to us or to be paid to us (which includes net proceeds received from the issuance of our common shares) and the average price paid or to be paid to us per share, in each case by our directors, other members of our senior management and their respective affiliates during the last five years and by investors participating in this offering at the initial public offering price of US$      per ADS, based on the last reported trading price of our common shares on the KRX KOSPI Market as set forth on the cover page of this prospectus, after deducting estimated underwriting discount and commissions and estimated offering expenses payable by us:

	Common shares purchased			Total consideration			Average price per common share(1)
	Number	Percent		Amount (in millions of US$)(1)	Percent
Directors, senior management and affiliates			%	US$		%	US$
New investors

Total		100.0%		US$	100.0%		US$

(1)	Converted into U.S. dollars at the exchange rate of ~~W~~1,523.5 per US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York in the United States.

A US$1.00 increase (decrease) in the assumed public offering price of US$      per ADS would increase (decrease) total consideration paid by new investors and average price per share paid by all shareholders by US$      and US$      per share, respectively, assuming the number of ADSs offered under the international offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options. As of March 31, 2026, there were       shares of our common stock issuable upon exercise of outstanding stock options. See “Management — Compensation — Stock Options.” To the extent that any of these options are exercised, there will be further dilution to new investors.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in these forward-looking statements for several reasons, including those described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our Audited Financial Statements and Interim Financial Statements included elsewhere in this prospectus, as well as the information set forth under “Presentation of Financial and Other Information” and “Summary Financial and Other Information.”

Overview

We are one of the world’s largest memory semiconductor companies and engage in the design, manufacture and sale of advanced memory semiconductors. In the DRAM market that includes HBM, we are ranked first globally based on revenue with a market share of 34.8% in 2025, according to market research conducted by IDC. In addition, we were the second largest supplier of NAND flash memory based on revenue, with a worldwide market share of 20.9% in 2025, according to IDC. Our memory products can be used in virtually all electronic devices, including graphics cards, PCs, data center servers, mobile devices such as smartphones and tablets, and other consumer electronics products. We also conduct our foundry business through SK hynix system ic and SK keyfoundry, our wholly-owned subsidiaries.

We sell a wide variety of DRAM and NAND flash memory products with various configuration options, architectures and performance characteristics tailored to meet application- and customer-specific needs. We believe that we are one of the world’s leading companies in developing DRAMs with advanced specifications, particularly those requiring higher density, faster data-processing speed and lower power consumption. We are continually developing higher-density DRAM modules, SSDs and other advanced DRAM and NAND flash memory products that are optimized for our customers’ specific applications. In recent years, we have substantially increased our sales of HBMs. HBMs are advanced memory semiconductors designed to deliver fast data transfers while using less power, making them especially useful in high-performance applications such as GPUs, AI and high-performance computing.

Factors Affecting Our Results of Operations and Financial Condition

Our results of operations and financial condition, including our operating profit and corresponding changes in our operating profit as a percentage of total revenue (or operating profit margin), have been and will continue to be materially affected by a number of factors and developments, some of which are outside of our control, including:

•	cyclical nature, volatility and seasonality of the semiconductor industry;

•	fluctuation in exchange rates of major foreign currencies;

•	the level of, and returns on, our capital expenditures and production capacity expansion;

•	changes in our product mix reflecting rapidly evolving customer preferences and advancements in technology;

•	the level of, and returns on, our investment in our research and development activities; and

•	our ability to pursue additional operational cost savings.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry

Our business is affected by market conditions in the highly cyclical memory semiconductor industry. The industry’s cyclical demand cycles are due, in large part, to fluctuations in demand for the end products that use memory semiconductors. The largest end product industries that use memory semiconductors are the information and technology industry and the consumer electronics industry, which are sensitive to general macroeconomic conditions impacting the global economy. Uncertainties in the global economy have increased in recent years, with global financial and capital markets experiencing substantial volatility. Such uncertainties have been caused by, and continue to be exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the outbreak of the Russia-Ukraine war in February 2022 and the military conflicts between Iran and other countries, including the United States and Israel, that have destabilized the global energy sector, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America, continuing geopolitical and social instability in North Korea and various parts of the Middle East and impositions of tariffs and other trade protective measures around the world. Actual or anticipated improvement or deterioration in economic conditions in any of our major markets may affect customer confidence and spending, resulting in a corresponding fluctuation in consumption of end products that may impact the level of demand for our products and prices at which they can be sold.

The following table presents changes in our bit sales volumes and average selling prices (in U.S. dollars) of our DRAMs for each quarter, compared to the immediately preceding quarter, for the periods indicated.

	1Q 2023	2Q 2023	3Q 2023	4Q 2023	1Q 2024	2Q 2024	3Q 2024	4Q 2024	1Q 2025	2Q 2025	3Q 2025	4Q 2025	1Q 2026
DRAM Bit Sales Volume	Around 20% Decrease	Mid-30% Increase	Around 20% Increase	Low-single% Increase	Mid-teen% Decrease	Low-20% Increase	Slight Decrease	Mid-single% Increase	High-single% Decrease	Mid-20% Increase	High-single% Increase	Low-single% Increase	Flat

DRAM Average Selling Price	High-teen% Decrease	High-single% Increase	Around 10% Increase	High-teen% Increase	Over 20% Increase	Mid-teen% Increase	Mid-teen% Increase	Around 10% Increase	Flat	Low-single% Increase	Mid-single% Increase	Mid-20% Increase	Mid-60% Increase

The following table presents changes in our bit sales volumes and average selling prices (in U.S. dollars) of our NAND flash memory products for each quarter, compared to the immediately preceding quarter, for the periods indicated.

	1Q 2023	2Q 2023	3Q 2023	4Q 2023	1Q 2024	2Q 2024	3Q 2024	4Q 2024	1Q 2025	2Q 2025	3Q 2025	4Q 2025	1Q 2026
NAND Flash Bit Sales Volume	Mid-teen% Decrease	Around 50% Increase	Mid-single% Increase	Low-single% Decrease	Flat	Low-single% Decrease	Mid-teen% Decrease	Mid-single% Decrease	High-teen% Decrease	Over 70% Increase	Mid-single% Decrease	Around 10% Increase	Around 10% Decrease

NAND Flash Average Selling Price	Around 10% Decrease	Around 10% Decrease	Slight Decrease	Over 40% Increase	Over 30% Increase	Mid-high-teen% Increase	Mid-teen% Increase	Mid-single% Decrease	Around 20% Decrease	High-single% Decrease	Low-teen% Increase	Low 30% Increase	Mid 70% Increase

The long lead times for new facilities to become operational have in some cases resulted in significant increases in the industry’s production capacity coinciding with weakening demand, resulting in global oversupply of products and declining prices. Demand growth expectations in the end markets that use memory semiconductors have typically been accompanied by increased capital investment by manufacturers. In addition, semiconductor manufacturers worldwide have migrated to finer line-width processes and advanced stacking technologies, which have increased the number of bits produced per wafer. These capital investments and the adoption of new technologies may result in increases in the supply of memory semiconductors that are not matched by commensurate growth in demand in the end markets for such products. From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged periods of oversupply and weak prices. As a result of such fluctuations in global demand and in the manufacturing capacity available to produce memory semiconductors, our results of operations may be volatile from period to period.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Our business is also subject to seasonal variations in demand. Historically, demand for our products has been lowest in the first quarter and gradually increases in each subsequent quarter, reaching its highest level in the fourth quarter.

Fluctuation in Exchange Rates of Major Foreign Currencies

Our consolidated financial statements are prepared based on the local currency-denominated financial results, assets and liabilities and cash flows of us and our subsidiaries around the world, which are then translated into Won. There has been considerable volatility in exchange rates in recent years, including exchange rates between the Won and the U.S. dollar. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. In particular, our investments in manufacturing facilities in China have increased the proportion of our expenses that are incurred in Chinese Yuan, while our sales in China are denominated in U.S. dollars. Accordingly, an unhedged increase in the value of the Chinese Yuan would increase our construction and manufacturing costs and adversely impact our profitability. Changes in exchange rates can also affect the Won value of sales proceeds and operating and non-operating costs that are denominated in foreign currencies. We are unable to increase the prices of our products to adjust fully for the negative effects of exchange rate movements because prices in the memory semiconductor industry are dictated by worldwide supply and demand. In addition, exchange rate fluctuations can affect the Won value of our equity investments and monetary assets and liabilities denominated in foreign currencies. See “Exchange Rates” and “Risk Factors — Fluctuations in exchange rates may have a material adverse effect on our financial condition and results of operations.”

Appreciation of the Won may materially and adversely affect our results of operations because, among other things, it reduces the Won value of our export sales, which are primarily denominated in U.S. dollars, and causes our export products to be less competitive by raising their prices in U.S. dollar terms. On the other hand, depreciation of the Won would create foreign exchange translation losses and increase the amount, in Won terms, of interest and principal of our foreign currency-denominated debt, as well as increase in Won terms the cost of raw materials and equipment that we purchase from overseas sources. Under our current operating and capital structure, appreciation of the Won generally has a net negative impact on our operating income. Although the impact of exchange rate fluctuations has in the past been partially mitigated by hedging strategies, our results of operations have historically been affected by exchange rate fluctuations. See “ — Market Risks — Foreign Exchange Risk” for a sensitivity analysis on our foreign currency exposure from foreign exchange rate change against the Won.

Level of Our Capital Expenditures and Production Capacity Expansion

We make substantial capital expenditures annually to support our business goals and objectives, and we plan to continue to invest in enhancing and expanding our production facilities and upgrading our equipment and manufacturing processes. We operate in an especially capital-intensive industry that requires continual investments in capacity expansion, equipment upgrades and migration to advanced technologies and manufacturing processes. Our cash outflows for acquisitions of property, plant and equipment amounted to ~~W~~7,657 billion in the first quarter of 2026 and ~~W~~6,284 billion in the first quarter of 2025, and ~~W~~27,519 billion in 2025, ~~W~~15,946 billion in 2024 and ~~W~~8,325 billion in 2023. In 2026, we plan to increase our capital expenditures considerably compared to 2025. In addition to regular maintenance and enhancement of existing fabs, in October 2025, we completed the construction of a new extension fab called “M15X” in Cheongju, which we plan to utilize to further increase our production capacity of next-generation DRAMs such as HBM. We began our wafer in process at the M15X in the first quarter of 2026 and expect to gradually ramp up our production volume. As part of our efforts to ensure our long-term competitiveness, we have also announced initiatives to construct an integrated industrial complex in Yongin, Korea for our next generation of fabs

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and research and development facilities. We began construction of our first fab at the Yongin complex in February 2025 and are targeting the completion of phase 1 of the first fab in the first quarter of 2027. We are currently constructing an advanced packaging plant called “P&T7” in Cheongju and are targeting the completion of its first cleanroom by the end of 2027. In December 2024, we also announced plans to build an advanced packaging plant in Indiana, United States, and are targeting the completion of its first cleanroom in the second half of 2028.

We plan to continue to invest in enhancing and expanding our production facilities and upgrading our equipment and manufacturing processes in order to increase our production capacity, achieve additional economies of scale and enable production of new products. We expect that increases in production capacity will enable us to lower our per-unit manufacturing costs. In addition, we expect that our continued efforts to enhance the efficiency and technical capacities of each successive fab we build will also have a significant effect on our financial condition and results of operations. We periodically adjust our capital expenditure plans based on market demand for our products, the production outlook of the global memory semiconductor industry and general global economic conditions. We may delay or not implement some of our announced capital expenditure plans based on our assessment of such market conditions. Production capacity expansion would increase depreciation and amortization expenses and financing costs related to capital expenditures. The level of our capital expenditures, as well as the returns we are able to achieve on our capital expenditure investments, will affect our financial condition and results of operations.

Changes in Our Product Mix

Our operating results are significantly impacted by our ability to anticipate and respond to emerging customer preferences and demands. To improve our operating results, we must continually improve our existing products and develop new products. We sell a wide variety of DRAM and NAND flash memory products with various configuration options, architectures and performance characteristics tailored to meet application- and customer-specific needs. We believe that we are one of the world’s leading companies in developing DRAMs with advanced specifications, particularly those requiring higher density, faster data-processing speed and lower power consumption. We are continually developing higher-density DRAM modules, SSDs and other advanced DRAM and NAND flash memory products that are optimized for our customers’ specific applications. In recent years, we have substantially increased our sales of HBMs. HBMs are advanced memory semiconductors designed to deliver fast data transfers while using less power, making them especially useful in high-performance applications such as GPUs, AI and high-performance computing. We seek to strengthen our relationships with leading manufacturers of GPUs, AI accelerators and high-performance computing to more effectively meet their needs for HBMs. We believe that our strengths in HBM, server DRAM and eSSD enable us to mitigate the risks associated with the cyclicality of the memory semiconductor market.

As part of our efforts to further strengthen our product portfolio, we acquired the NAND flash memory and storage business of Intel. See “Business — Investments and Acquisitions.” We have also been striving to diversify our business to areas other than DRAM and NAND flash memory semiconductors in recent years. We have expanded our product portfolio into non-memory semiconductors, such as by engaging in the foundry business through SK hynix system ic and SK keyfoundry, our wholly-owned subsidiaries. From time to time, we adjust our manufacturing facilities in order to execute changes in our product mix. Changes in our product mix will affect our financial condition and results of operations.

Investment Levels in Research and Development Activities

We compete in highly competitive global markets characterized by rapidly changing technologies, evolving industry standards and continual improvements in manufacturing processes and product

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performance features, which results in short product lifecycles, frequent introduction of new products and price erosion of existing products. We believe that continued and timely development of new technologies and products and enhancements to existing products and manufacturing processes are critical to maintaining and improving our competitive position. Accordingly, we have made, and expect to continue to make, significant investments in research and development activities. We incurred expenditures on research and development of ~~W~~2,550 billion in the first quarter of 2026 and ~~W~~1,515 billion in the first quarter of 2025, and ~~W~~6,733 billion in 2025, ~~W~~4,854 billion in 2024 and ~~W~~4,101 billion in 2023. Of such amounts, we capitalized development costs of ~~W~~99 billion in the first quarter of 2026 and ~~W~~43 billion in the first quarter of 2025, and ~~W~~267 billion in 2025, ~~W~~418 billion in 2024 and ~~W~~351 billion in 2023 as intangible assets. The amounts that we spend on our research and development activities, as well as the returns we are able to achieve on such investments through the successful development and deployment of next-generation technologies and products, will affect our financial condition and results of operations.

Our Ability to Pursue Additional Operational Cost Savings

The average selling prices of our DRAM and NAND flash memory products have generally been impacted by global market supply and demand dynamics. The market for our products is highly competitive, and we face intense global competition. Our competitors have in the past used aggressive pricing and marketing strategies in order to maintain or gain market share. Accordingly, the success of our business depends, in part, on our ability to continually reduce our manufacturing costs and operating expenses. We continually engage in various cost-saving and other expense reduction initiatives intended to reduce costs and increase productivity, including initiatives aimed at refining our manufacturing processes to increase production yields and reduce production cycle time. Our results of operations and profitability will continue to be affected by our ability to improve our productivity and enhance the cost efficiency of our operations.

Critical Accounting Policies

The preparation of our financial statements requires us to make difficult, complex and subjective judgments in making the appropriate estimates and assumptions that affect the amounts reported in our financial statements. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observation of trends in the relevant industry, information provided by our customers and information available from other outside sources, as appropriate. While we believe that our estimates and judgments are reasonable under the circumstances in which they were made, there can be no assurance that our judgments will prove to be correct or that actual results reported in future periods will not differ from our expectations reflected in our accounting treatment of certain items. See Note 3 of the notes to the Audited Financial Statements for our critical accounting estimates and assumptions.

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Results of Operations – First Quarter of 2026 Compared to First Quarter of 2025

The following table presents selected income statement data and changes therein for the first quarter of 2026 and the first quarter of 2025.

					Changes
	For the Three Months Ended March 31,				First Quarter of 2026 versus First Quarter of 2025
	2026		2025		Amount		%
	(In billions of Won, except for percentages)
Revenue	~~W~~	52,576	~~W~~	17,639	~~W~~	34,937	198.1%
Cost of sales		10,897		7,537		3,360	44.6

Gross profit		41,679		10,102		31,577	312.6
Selling and administrative expenses		1,618		1,190		428	36.0
Research and development expenses		2,451		1,472		980	66.6
Finance income		17,056		2,687		14,369	534.7
Finance expenses		3,023		765		2,259	295.4
Share of loss of equity-accounted investees		(27)		(41)		14	(34.9)
Other income		15		79		(64)	(81.0)
Other expenses		15		102		(87)	(85.7)

Profit before income tax		51,617		9,299		42,318	455.1
Income tax expense		11,271		1,191		10,080	846.3

Profit for the period	~~W~~	40,346	~~W~~	8,108	~~W~~	32,238	397.6%

Revenue

The following table presents a breakdown of our revenue by principal product category and changes therein for the first quarter of 2026 and the first quarter of 2025.

					Changes
	For the Three Months Ended March 31,				First Quarter of 2026 versus First Quarter of 2025
	2026		2025		Amount		%
	(In billions of Won, except for percentages)
DRAM	~~W~~	40,659	~~W~~	14,037	~~W~~	26,622	189.7%
NAND flash		11,574		3,229		8,345	258.5
Other products(1)		343		373		(30)	(8.0)

Total revenue	~~W~~	52,576	~~W~~	17,639	~~W~~	34,937	198.1%

(1)	Includes revenue from sales of foundry products, lease income and revenue from certain domestic subsidiaries.

Our revenue increased by 198.1%, or ~~W~~34,937 billion, to ~~W~~52,576 billion in the first quarter of 2026 from ~~W~~17,639 billion in the first quarter of 2025, primarily due to increases in revenue from DRAM and NAND flash sales. Specifically:

•

Revenue from DRAM sales increased by 189.7%, or ~~W~~26,622 billion, to ~~W~~40,659 billion in the first quarter of 2026 from ~~W~~14,037 billion in the first quarter of 2025, primarily due to (i) an increase in the average selling price of such products and (ii) an increase in their sales volume. The average selling price of DRAMs on a U.S. dollar basis increased significantly in the first quarter of 2026 compared to the first quarter of 2025 reflecting an acceleration in global demand for DRAMs, particularly for advanced server DRAMs that are used to support the data processing and storage requirements of AI accelerators and data centers. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” Our overall DRAM bit sales volume increased in the first quarter of 2026 compared to the first quarter of 2025 reflecting increases in demand for DRAMs and HBMs. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.”

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•

Revenue from NAND flash sales increased by 258.5%, or ~~W~~8,345 billion, to ~~W~~11,574 billion in the first quarter of 2026 from ~~W~~3,229 billion in the first quarter of 2025, primarily due to (i) an increase in the average selling price of such products and (ii) an increase in their sales volume. The average selling price of NAND flash memory products on a U.S. dollar basis increased significantly in the first quarter of 2026 compared to the first quarter of 2025 reflecting a strong increase in global demand across all our major NAND flash memory product categories, particularly high-density, high-performance eSSDs. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” Our overall NAND flash bit sales volume increased in the first quarter of 2026 compared to the first quarter of 2025 reflecting such increases in demand. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.”

•

Revenue from our other products decreased by 8.0%, or ~~W~~30 billion, to ~~W~~343 billion in the first quarter of 2026 from ~~W~~373 billion in the first quarter of 2025, primarily reflecting a decrease in revenue from sales of CISs.

Cost of Sales and Gross Profit

Our cost of sales increased by 44.6%, or ~~W~~3,360 billion, to ~~W~~10,897 billion in the first quarter of 2026 from ~~W~~7,537 billion in the first quarter of 2025, primarily due to increases in (i) salaries, employee benefits and others, (ii) expenses related to raw materials, supplies and consumables and (iii) depreciation and amortization expenses. Salaries, employee benefits and others increased primarily due to a significant increase in accrued bonuses under our profit-sharing incentive program, reflecting an improvement in our operating results in the first quarter of 2026 compared to the first quarter of 2025. See “Business — Employees” for a discussion of our profit-sharing incentive program. Our expenses related to raw materials, supplies and consumables increased to ~~W~~3,048 billion in the first quarter of 2026 from ~~W~~2,525 billion in the first quarter of 2025 primarily due to increases in our sales volumes of DRAM and NAND flash memory products. Our depreciation and amortization expenses increased primarily due to an increase in our investments in property, plant and equipment that increased depreciation of certain assets in the first quarter of 2026.

Our gross profit increased by 312.6%, or ~~W~~31,577 billion, to ~~W~~41,679 billion in the first quarter of 2026 from ~~W~~10,102 billion in the first quarter of 2025. Our gross profit margin increased to 79.3% in the first quarter of 2026 from 57.3% in the first quarter of 2025, primarily due to an increase in revenue reflecting a strong increase in demand for memory semiconductor products and their average selling prices, which outpaced an increase in cost of sales as described above.

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Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for the first quarter of 2026 and the first quarter of 2025.

					Changes
	For the Three Months Ended March 31,				First Quarter of 2026 versus First Quarter of 2025
	2026		2025		Amount		%
	(In billions of Won, except for percentages)
Selling and administrative expenses:
Salaries	~~W~~	844	~~W~~	438	~~W~~	407	92.9%
Defined benefit plan		13		13		(0)	(2.2)
Employee benefits		91		65		26	39.5
Commission		177		193		(16)	(8.2)
Depreciation		71		76		(5)	(6.3)
Amortization		118		135		(17)	(12.4)
Freight and custody charges		17		13		4	28.2
Taxes and dues		43		29		14	48.9
Advertising		26		15		11	74.8
Supplies		39		22		17	75.3
Sales promotion expenses		114		101		13	13.3
Quality control cost		(43)		(4)		(39)	1,076.0
Training		28		27		2	6.6
Others		78		67		11	17.2

Total	~~W~~	1,618	~~W~~	1,190	~~W~~	428	36.0%

Our selling and administrative expenses increased by 36.0%, or ~~W~~428 billion, to ~~W~~1,618 billion in the first quarter of 2026 from ~~W~~1,190 billion in the first quarter of 2025, primarily due to increases in salaries and employee benefits. Specifically:

•

Salaries increased by 92.9%, or ~~W~~407 billion, to ~~W~~844 billion in the first quarter of 2026 from ~~W~~438 billion in the first quarter of 2025, primarily due to a significant increase in accrued bonuses under our profit-sharing incentive program, reflecting an improvement in our operating results in the first quarter of 2026 compared to the first quarter of 2025. See “Business — Employees” for a discussion of our profit-sharing incentive program.

•

Employee benefits increased by 39.5%, or ~~W~~26 billion, to ~~W~~91 billion in the first quarter of 2026 from ~~W~~65 billion in the first quarter of 2025, primarily due to increases in our contribution to the employee welfare fund and health insurance-related payments.

Our selling and administrative expenses as a percentage of total revenue decreased to 3.1% in the first quarter of 2026 from 6.7% in the first quarter of 2025.

Research and Development Expenses

The following table presents a breakdown of our research and development expenses and changes therein for the first quarter of 2026 and the first quarter of 2025.

					Changes
	For the Three Months Ended March 31,				First Quarter of 2026 versus First Quarter of 2025
	2026		2025		Amount		%
	(In billions of Won, except for percentages)
Research and development expenses:
Expenditure on research and development	~~W~~	2,550	~~W~~	1,515	~~W~~	1,035	68.3%
Development cost capitalized		(99)		(43)		(56)	128.4

Total	~~W~~	2,451	~~W~~	1,472	~~W~~	980	66.6%

Our expenditure on research and development, after adjusting for capitalized development cost, increased by 66.6%, or ~~W~~980 billion, to ~~W~~2,451 billion in the first quarter of 2026 from ~~W~~1,472 billion in

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the first quarter of 2025, primarily reflecting an increase in labor expenses of our research and development personnel and an increase in our AI-related research and development activities.

Our research and development expenses as a percentage of total revenue decreased to 4.7% in the first quarter of 2026 from 8.3% in the first quarter of 2025.

Finance Income and Expenses

The following table presents a breakdown of our finance income and expenses and changes therein for the first quarter of 2026 and the first quarter of 2025.

					Changes
	For the Three Months Ended March 31,				First Quarter of 2026 versus First Quarter of 2025
	2026		2025		Amount		%
	(In billions of Won, except for percentages)
Interest income	~~W~~	189	~~W~~	106	~~W~~	83	78.1%
Dividend income		3,952		4		3,948	96,116.8
Foreign exchange differences		2,931		629		2,302	366.3
Gain on valuation of financial instruments		9,942		1,900		8,042	423.3
Others		43		48		(6)	(11.5)

Total finance income		17,056		2,687		14,369	534.7

Interest expenses		167		258		(91)	(35.2)
Foreign exchange differences		1,358		507		851	167.8
Loss on derivatives		1,499		—		1,499	N.A. (1)
Others		—		0		(0)	(100.0)

Total finance expenses	~~W~~	3,023	~~W~~	765	~~W~~	2,259	295.4%

(1)	N.A. means not applicable.

Our gain on valuation of financial instruments increased by 423.3%, or ~~W~~8,042 billion, to ~~W~~9,942 billion in the first quarter of 2026 from ~~W~~1,900 billion in the first quarter of 2025, which related primarily to our stake in Kioxia. The market value of Kioxia increased significantly in the first quarter of 2026, reflecting an increase in global demand for memory semiconductor products.

Our dividend income increased significantly by ~~W~~3,948 billion to ~~W~~3,952 billion in the first quarter of 2026 from ~~W~~4 billion in the first quarter of 2025, which related primarily to dividend payments from Kioxia.

Our net gain on foreign exchange differences increased by ~~W~~1,452 billion, to ~~W~~1,573 billion in the first quarter of 2026 from ~~W~~122 billion in the first quarter of 2025, as the Won appreciated against the U.S. dollar during the first quarter of 2025 but depreciated during the first quarter of 2026. In terms of the noon buying rate, the Won appreciated against the U.S. dollar to ~~W~~1,474.4 to US$1.00 as of March 31, 2025 from ~~W~~1,477.9 to US$1.00 as of December 31, 2024, but depreciated to ~~W~~1,523.5 to US$1.00 as of March 31, 2026 from ~~W~~1,444.6 to US$1.00 as of December 31, 2025. The noon buying rate, which was ~~W~~1,477.9 to US$1.00 as of December 31, 2024, appreciated during the first quarter of 2025 to an average of ~~W~~1,452.0 to US$1.00. However, during the first quarter of 2026, the noon buying rate, which was ~~W~~1,444.6 to US$1.00 as of December 31, 2025, depreciated to an average of ~~W~~1,465.6 to US$1.00.

We recognized net loss on derivatives of ~~W~~1,499 billion in the first quarter of 2026 compared to no such loss in the first quarter of 2025. Such change was primarily driven by settlement losses on exchange rights related to our then outstanding exchangeable bonds, which were classified as financial liabilities at fair value through profit or loss, reflecting an increase in our share price relative to the share price as of December 31, 2025. On April 28, 2026, we exercised our option to redeem the entire balance of such

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exchangeable bonds remaining outstanding as of the end of May 18, 2026, and we completed such redemption on May 28, 2026. See Notes 14 and 32(2) of the Notes to the Interim Financial Statements for further information.

Share of Loss of Equity-accounted Investees

In the first quarter of 2026, we recorded share of loss of equity-accounted investees of ~~W~~27 billion primarily due to our share of loss of ~~W~~30 billion from SK hynix system ic (Wuxi) Co., Ltd., which was partially offset by our share of gain of ~~W~~3 billion from HITECH Semiconductor (Wuxi) Co., Ltd. (“HITECH Semiconductor”).

In the first quarter of 2025, we recorded share of loss of equity-accounted investees of ~~W~~41 billion primarily due to our share of losses of ~~W~~27 billion from SK hynix system ic (Wuxi) Co., Ltd. and ~~W~~13 billion from SK South East Asia Investment Pte. Ltd.

Other Income

The following table presents a breakdown of our other income and changes therein for the first quarter of 2026 and the first quarter of 2025.

					Changes
	For the Three Months Ended March 31,				First Quarter of 2026 versus First Quarter of 2025
	2026		2025		Amount		%
	(In billions of Won, except for percentages)
Gain on disposal of property, plant and equipment	~~W~~	10	~~W~~	45	~~W~~	(35)	(77.5)
Others		5		34		(29)	(85.5)

Total other income	~~W~~	15	~~W~~	79	~~W~~	(64)	(81.0)%

Our other income decreased by 81.0%, or ~~W~~64 billion, to ~~W~~15 billion in the first quarter of 2026 from ~~W~~79 billion in the first quarter of 2025, primarily due to a decrease in gain on disposal of property, plant and equipment by 77.5%, or ~~W~~35 billion, to ~~W~~10 billion in the first quarter of 2026 from ~~W~~45 billion in the first quarter of 2025. Such decrease related primarily to a decrease in disposal of idle equipment.

Other Expenses

The following table presents a breakdown of our other expenses and changes therein for the first quarter of 2026 and the first quarter of 2025.

					Changes
	For the Three Months Ended March 31,				First Quarter of 2026 versus First Quarter of 2025
	2026		2025		Amount		%
	(In billions of Won, except for percentages)
Donation	~~W~~	3	~~W~~	4	~~W~~	(1)	(29.4)%
Loss on impairment of property, plant and equipment		0		0		(0)	(82.9)
Loss on disposal of property, plant and equipment		7		2		5	285.1
Loss on disposal of intangible assets		1		1		0	88.2
Depreciation expenses on assets not in use		3		12		(8)	(71.5)
Others		0		84		(83)	(99.8)

Total other expenses	~~W~~	15	~~W~~	102	~~W~~	(87)	(85.7)%

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Our other expenses decreased by 85.7%, or ~~W~~87 billion, to ~~W~~15 billion in the first quarter of 2026 from ~~W~~102 billion in the first quarter of 2025, primarily due to a decrease in other expenses. In the first quarter of 2025, we recognized other expenses of ~~W~~84 billion, which primarily related to costs incurred in connection with the settlement of consideration payable for the second closing of the Intel NAND Business Acquisition in March 2025.

Income Tax Expense

Our income tax expense increased by 846.3%, or ~~W~~10,080 billion, to ~~W~~11,271 billion in the first quarter of 2026 from ~~W~~1,191 billion in the first quarter of 2025, primarily due to an increase in our profit before income tax by 455.1%, or ~~W~~42,318 billion, to ~~W~~51,617 billion in the first quarter of 2026 from ~~W~~9,299 billion in the first quarter of 2025. Our effective tax rate increased to 21.8% in the first quarter of 2026 from 12.8% in the first quarter of 2025. In the first quarter of 2025, we recorded lower effective tax rate primarily due to tax credits related to our capital expenditures.

Profit for the Period

Primarily due to the factors described above, our profit for the year increased by 397.6%, or ~~W~~32,238 billion, to ~~W~~40,346 billion in the first quarter of 2026 from ~~W~~8,108 billion in the first quarter of 2025. Our net profit margin increased to 76.7% in the first quarter of 2026 from 46.0% in the first quarter of 2025.

Results of Operations – 2025 Compared to 2024

The following table presents selected income statement data and changes therein for 2025 and 2024.

					Changes
	For the Year Ended December 31,				2025 versus 2024
	2025		2024		Amount		%
	(In billions of Won, except for percentages)
Revenue	~~W~~	97,147	~~W~~	66,193	~~W~~	30,954	46.8%
Cost of sales		38,456		34,365		4,091	11.9

Gross profit		58,691		31,828		26,863	84.4
Selling and administrative expenses		5,019		3,924		1,094	27.9
Research and development expenses		6,466		4,436		2,029	45.7
Finance income		16,373		4,855		11,518	237.2
Finance expenses		12,505		5,708		6,797	119.1
Share of loss of equity-accounted investees		(565)		(38)		(526)	1,376.1
Other income		333		1,477		(1,143)	(77.4)
Other expenses		378		167		211	125.8

Profit before income tax		50,466		23,886		26,580	111.3
Income tax expense		7,518		4,088		3,429	83.9

Profit for the year	~~W~~	42,948	~~W~~	19,797	~~W~~	23,151	116.9%

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Revenue

The following table presents a breakdown of our revenue by principal product category and changes therein for 2025 and 2024.

					Changes
	For the Year Ended December 31,				2025 versus 2024
	2025		2024		Amount		%
	(In billions of Won, except for percentages)
DRAM	~~W~~	74,904	~~W~~	44,732	~~W~~	30,172	67.5%
NAND flash		20,690		19,274		1,416	7.3
Other products(1)		1,552		2,187		(635)	(29.0)

Total revenue	~~W~~	97,147	~~W~~	66,193	~~W~~	30,954	46.8%

(1)	Includes revenue from sales of CISs and foundry products, lease income and consolidated revenue from certain domestic subsidiaries.

Our revenue increased by 46.8%, or ~~W~~30,954 billion, to ~~W~~97,147 billion in 2025 from ~~W~~66,193 billion in 2024, primarily due to increases in revenue from DRAM and NAND flash sales. Specifically:

•

Revenue from DRAM sales increased by 67.5%, or ~~W~~30,172 billion, to ~~W~~74,904 billion in 2025 from ~~W~~44,732 billion in 2024, primarily due to (i) an increase in the average selling price of such products, (ii) an increase in their sales volume and (iii) depreciation of the average value of the Won against the U.S. dollar in 2025 compared to 2024 that contributed to an increase in our revenue from such products in Won terms. The average selling price of DRAMs on a U.S. dollar basis increased significantly in 2025 compared to 2024 reflecting a general increase in global demand for DRAMs, particularly for premium products such as HBMs designed to meet faster data-processing speed requirements of graphics applications that incorporate deep learning and AI technologies as well as advanced server DRAMs that are used to support the data processing and storage requirements of AI accelerators and data centers. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” Our overall DRAM bit sales volume increased significantly in 2025 compared to 2024 in response to such increase in demand for DRAMs. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” The noon buying rate depreciated to an average of ~~W~~1,421.4 to US$1.00 in 2025 compared to an average of ~~W~~1,363.4 to US$1.00 in 2024. The noon buying rate was ~~W~~1,291.0 to US$1.00 as of December 31, 2023.

•

Revenue from NAND flash sales increased by 7.3%, or ~~W~~1,416 billion, to ~~W~~20,690 billion in 2025 from to ~~W~~19,274 billion in 2024, primarily due to (i) an increase in their sales volume and (ii) depreciation of the average value of the Won against the U.S. dollar in 2025 compared to 2024 as discussed above, the impact of which was partially offset by a decrease in the average selling price of such products. Our overall NAND flash bit sales volume increased significantly in 2025 compared to 2024 reflecting an increase in global demand for high-density, high-performance eSSDs in the second half of 2025. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” On the other hand, the average selling price of NAND flash memory products on a U.S. dollar basis decreased significantly in 2025 compared to 2024. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” Despite a recovery in demand centered on eSSDs in the second half of 2025, the annual blended selling price of NAND flash memory products declined due to sluggish market conditions in the first half of 2025 and a reduction in the overall proportion of high-value NAND flash memory solutions within NAND flash sales in 2025 compared to 2024.

•	Revenue from our other products decreased by 29.0%, or ~~W~~635 billion, to ~~W~~1,552 billion in 2025 from ~~W~~2,187 billion in 2024, primarily reflecting a decrease in revenue from sales of CISs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Cost of Sales and Gross Profit

Our cost of sales increased by 11.9%, or ~~W~~4,091 billion, to ~~W~~38,456 billion in 2025 from ~~W~~34,365 billion in 2024, primarily due to increases in (i) salaries, employee benefits and others, (ii) expenses related to raw materials, supplies and consumables and (iii) depreciation and amortization expenses. Salaries, employee benefits and others increased primarily due to a significant increase in accrued bonuses under our profit-sharing incentive program, reflecting an improvement in our operating results in 2025 compared to 2024. See “Business — Employees” for a discussion of our profit-sharing incentive program. Our expenses related to raw materials, supplies and consumables increased to ~~W~~12,097 billion in 2025 from ~~W~~10,575 billion in 2024 primarily due to increases in our sales volumes of DRAM and NAND flash memory products. Our depreciation and amortization expenses increased primarily due to commencement of depreciation of completed plants following an increase in our investments in property, plant and equipment in recent years.

Our gross profit increased by 84.4%, or ~~W~~26,863 billion, to ~~W~~58,691 billion in 2025 from ~~W~~31,828 billion in 2024. Our gross profit margin increased to 60.4% in 2025 from 48.1% in 2024, primarily due to an increase in revenue reflecting a strong increase in demand for memory semiconductor products and the average selling price of DRAMs, which outpaced an increase in cost of sales as described above.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2025 and 2024.

					Changes
	For the Year Ended December 31,				2025 versus 2024
	2025		2024		Amount		%
	(In billions of Won, except for percentages)
Selling and administrative expenses:
Salaries	~~W~~	1,859	~~W~~	1,258	~~W~~	602	47.8%
Defined benefit plan		47		41		6	14.0
Employee benefits		279		235		45	19.0
Commission		787		774		13	1.7
Depreciation		295		303		(7)	(2.4)
Amortization		484		257		227	88.2
Freight and custody charges		63		54		8	15.5
Taxes and dues		138		101		37	36.2
Advertising		148		123		25	19.8
Supplies		125		112		12	11.0
Sales promotion expenses		299		216		82	38.0
Quality control cost		(4)		48		(53)	N.A. (1)
Training		96		74		22	30.3
Others		404		327		76	23.3

Total	~~W~~	5,019	~~W~~	3,924	~~W~~	1,094	27.9%

(1)	N.A. means not applicable.

Our selling and administrative expenses increased by 27.9%, or ~~W~~1,094 billion, to ~~W~~5,019 billion in 2025 from ~~W~~3,924 billion in 2024, primarily due to increases in salaries, amortization and sales promotion expenses. Specifically:

•

Salaries increased by 47.8%, or ~~W~~602 billion, to ~~W~~1,859 billion in 2025 from ~~W~~1,258 billion in 2024, primarily due to a significant increase in accrued bonuses under our profit-sharing incentive program, reflecting an improvement in our operating results in 2025 compared to 2024.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

•

Amortization increased by 88.2%, or ~~W~~227 billion, to ~~W~~484 billion in 2025 from ~~W~~257 billion in 2024, primarily due to commencement of amortization of development costs related to our 321 layers technology.

•	Sales promotion expenses increased by 38.0%, or ~~W~~82 billion, to ~~W~~299 billion in 2025 from ~~W~~216 billion in 2024, primarily due to an increase in the distribution of promotional samples.

Our selling and administrative expenses as a percentage of total revenue decreased to 5.2% in 2025 from 5.9% in 2024.

Research and Development Expenses

The following table presents a breakdown of our research and development expenses and changes therein for 2025 and 2024.

					Changes
	For the Year Ended December 31,				2025 versus 2024
	2025		2024		Amount		%
	(In billions of Won, except for percentages)
Research and development expenses:
Expenditure on research and development	~~W~~	6,733	~~W~~	4,854	~~W~~	1,878	38.7%
Development cost capitalized		(267)		(418)		151	(36.1)

Total	~~W~~	6,466	~~W~~	4,436	~~W~~	2,029	45.7%

Our expenditure on research and development, after adjusting for capitalized development cost, increased by 45.7%, or ~~W~~2,029 billion, to ~~W~~6,466 billion in 2025 from ~~W~~4,436 billion in 2024, primarily reflecting an increase in labor expenses of our research and development personnel and an increase in our AI-related research and development activities.

Our research and development expenses as a percentage of total revenue remained unchanged at 6.7% in 2025 and 2024.

Finance Income and Expenses

The following table presents a breakdown of our finance income and expenses and changes therein for 2025 and 2024.

					Changes
	For the Year Ended December 31,				2025 versus 2024
	2025		2024		Amount		%
	(In billions of Won, except for percentages)
Interest income	~~W~~	494	~~W~~	345	~~W~~	150	43.4%
Dividend income		941		29		911	3,109.3
Foreign exchange differences		2,738		4,221		(1,483)	(35.1)
Gain on valuation of financial instruments		12,012		89		11,923	13,358.4
Gain on disposal of financial instruments		188		162		26	16.0
Gain on derivatives		0		9		(8)	(95.5)

Total finance income		16,373		4,855		11,518	237.2

Interest expenses		924		1,345		(422)	(31.3)
Foreign exchange differences		3,186		3,952		(766)	(19.4)
Loss on valuation of financial instruments		28		294		(266)	(90.5)
Loss on derivatives		8,366		103		8,263	8,004.3
Others		1		14		(13)	(93.0)

Total finance expenses	~~W~~	12,505	~~W~~	5,708	~~W~~	6,797	119.1%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Our gain on valuation of financial instruments increased significantly by ~~W~~11,923 billion, to ~~W~~12,012 billion in 2025 from ~~W~~89 billion in 2024, which related primarily to our stake in Kioxia. Following Kioxia’s initial public offering in December 2024, the market value of Kioxia increased significantly during 2025.

Our net loss on derivatives increased significantly by ~~W~~8,271 billion to ~~W~~8,366 billion in 2025 from ~~W~~95 billion in 2024. Such increase was primarily driven by valuation and settlement losses on exchange rights related to our then outstanding exchangeable bonds, which were classified as financial liabilities at fair value through profit or loss, reflecting an increase in our share price relative to the share price as of December 31, 2024. On April 28, 2026, we exercised our option to redeem the entire balance of such exchangeable bonds remaining outstanding as of the end of May 18, 2026, and we completed such redemption on May 28, 2026. See Notes 16 and 35(5) of the Notes to the Annual Financial Statements for further information.

Dividend income increased significantly by ~~W~~911 billion to ~~W~~941 billion in 2025 from ~~W~~29 billion in 2024, primarily due to dividend income from our stake in Kioxia.

Interest expenses decreased by 31.3%, or ~~W~~422 billion, to ~~W~~924 billion in 2025 from ~~W~~1,345 billion in 2024, primarily reflecting a decrease in our borrowings as well as a general decrease in interest rates in 2025 compared to 2024.

Interest income increased by 43.4%, or ~~W~~150 billion, to ~~W~~494 billion in 2025 from ~~W~~345 billion in 2024, primarily reflecting an increase in our interest-earning financial assets, which impact was partially offset by a general decrease in interest rates in 2025 compared to 2024.

We recognized net loss on foreign exchange differences of ~~W~~448 billion in 2025 compared to net gain on foreign exchange differences of ~~W~~269 billion in 2024, as the Won depreciated against the U.S. dollar at year-end in 2024 but appreciated at year-end in 2025. In terms of the noon buying rate, the Won appreciated against the U.S. dollar to ~~W~~1,444.6 to US$1.00 as of December 31, 2025 from ~~W~~1,477.9 to US$1.00 as of December 31, 2024. However, the Won depreciated against the U.S. dollar to ~~W~~1,477.9 to US$1.00 as of December 31, 2024 from ~~W~~1,291.0 to US$1.00 as of December 31, 2023. The noon buying rate depreciated to an average of ~~W~~1,421.4 to US$1.00 in 2025 compared to an average of ~~W~~1,363.4 to US$1.00 in 2024. The noon buying rate was ~~W~~1,291.0 to US$1.00 as of December 31, 2023.

Share of Loss of Equity-accounted Investees

In 2025, we recorded share of loss of equity-accounted investees of ~~W~~565 billion primarily due to (i) ~~W~~471 billion in loss reflecting the difference between the book value and the recoverable amount of our investment in SK hynix system ic (Wuxi) Co., Ltd. and (ii) our share of losses of ~~W~~133 billion from SK hynix system ic (Wuxi) Co., Ltd.

In 2024, we recorded share of loss of equity-accounted investees of ~~W~~38 billion primarily due to (i) our share of losses of ~~W~~35 billion from SK hynix system ic (Wuxi) Co., Ltd. and ~~W~~13 billion from SiFive, Inc. and (ii) ~~W~~25 billion in loss reflecting the difference between the book value and the recoverable amount of our investment in SiFive Inc., the aggregate impact of which was partially offset by our share of gain of ~~W~~18 billion from HITECH Semiconductor (Wuxi) Co., Ltd. (“HITECH Semiconductor”).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Other Income

The following table presents a breakdown of our other income and changes therein for 2025 and 2024.

					Changes
	For the Year Ended December 31,				2025 versus 2024
	2025		2024		Amount		%
	(In billions of Won, except for percentages)
Reversal on impairment of intangible assets	~~W~~	0	~~W~~	0	~~W~~	(0)	(41.2)
Gain on disposal of property, plant and equipment		98		70		28	39.4
Gain on disposal of non-current assets held for sale		29		1,317		(1,287)	(97.8)
Gain on disposal of subsidiaries		0		36		(36)	(99.2)
Others		206		54		152	281.1

Total other income	~~W~~	333	~~W~~	1,477	~~W~~	(1,143)	(77.4)%

Our other income decreased by 77.4%, or ~~W~~1,143 billion, to ~~W~~333 billion in 2025 from ~~W~~1,477 billion in 2024, primarily due to a decrease in gain on disposal of non-current assets held for sale by 97.8%, or ~~W~~1,287 billion, to ~~W~~29 billion in 2025 from ~~W~~1,317 billion in 2024. In 2025, we recognized such gain primarily from our disposal of interest in Sky High Memory Limited. In 2024, we recognized such gain primarily from our disposal of SK hynix system ic (Wuxi) Co., Ltd.

Other Expenses

The following table presents a breakdown of our other expenses and changes therein for 2025 and 2024.

					Changes
	For the Year Ended December 31,				2025 versus 2024
	2025		2024		Amount		%
	(In billions of Won, except for percentages)
Donation	~~W~~	85	~~W~~	83	~~W~~	2	2.3%
Loss on impairment of property, plant and equipment		45		—		45	N.A. (1)
Loss on disposal of property, plant and equipment		44		18		26	147.7
Loss on impairment of intangible assets		38		0		38	13,448.8
Loss on disposal of intangible assets		39		9		29	312.8
Depreciation expenses on assets not in use		40		37		4	10.1
Others		87		20		67	327.4

Total other expenses	~~W~~	378	~~W~~	167	~~W~~	211	125.8%

(1)	N.A. means not applicable.

Our other expenses increased by 125.8%, or ~~W~~211 billion, to ~~W~~378 billion in 2025 from ~~W~~167 billion in 2024, primarily due to an increase in other expenses, recognition of loss on impairment of property, plant and equipment in 2025 compared to no such loss in 2024 and an increase in loss on impairment of intangible assets. Specifically:

•

Our other expenses increased by 327.4%, or ~~W~~67 billion, to ~~W~~87 billion in 2025 from ~~W~~20 billion in 2024, primarily due to costs incurred in connection with the settlement of consideration payable for the second closing of the Intel NAND Business Acquisition in March 2025.

•	In 2025, we recognized loss on impairment of property, plant and equipment of ~~W~~45 billion related to the demolition of a building.

•	In 2025, we recognized loss on impairment of intangible assets of ~~W~~38 billion related to our decision to integrate our CIS business unit into our AI memory operations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Income Tax Expense

Our income tax expense increased by 83.9%, or ~~W~~3,429 billion, to ~~W~~7,518 billion in 2025 from ~~W~~4,088 billion in 2024, primarily due to an increase in our profit before income tax by 111.3%, or ~~W~~26,580 billion, to ~~W~~50,466 billion in 2025 from ~~W~~23,885 billion in 2024. Our effective tax rate decreased to 14.9% in 2025 from 17.1% in 2024, primarily due to an increase in tax credits related to our capital expenditures. See Note 29 of the notes to the Audited Financial Statements.

Profit for the Year

Primarily due to the factors described above, our profit for the year increased by 116.9%, or ~~W~~23,151 billion, to ~~W~~42,948 billion in 2025 from ~~W~~19,797 billion in 2024. Our net profit margin increased to 44.2% in 2025 from 29.9% in 2024.

Results of Operations – 2024 Compared to 2023

The following table presents selected income statement data and changes therein for 2024 and 2023.

					Changes
	For the Year Ended December 31,				2024 versus 2023
	2024		2023		Amount		%
	(In billions of Won, except for percentages)
Revenue	~~W~~	66,193	~~W~~	32,766	~~W~~	33,427	102.0%
Cost of sales		34,365		33,299		1,066	3.2

Gross profit (loss)		31,828		(533)		32,362	N.A.	(1)
Selling and administrative expenses		3,924		3,446		478	13.9
Research and development expenses		4,436		3,751		686	18.3
Finance income		4,855		2,262		2,593	114.7
Finance expenses		5,708		6,093		(385)	(6.3)
Share of profit (loss) of equity-accounted investees		(38)		15		(53)	N.A.	(1)
Other income		1,477		624		853	136.7
Other expenses		167		735		(568)	(77.2)

Profit (loss) before income tax		23,885		(11,658)		35,543	N.A.	(1)
Income tax expense (benefit)		4,088		(2,520)		6,609	N.A.	(1)

Profit (loss) for the year	~~W~~	19,797	~~W~~	(9,138)	~~W~~	28,934	N.A.	(1)

(1)	N.A. means not applicable.

Revenue

The following table presents a breakdown of our revenue by principal product category and changes therein for 2024 and 2023.

					Changes
	For the Year Ended December 31,				2024 versus 2023
	2024		2023		Amount		%
	(In billions of Won, except for percentages)
DRAM	~~W~~	44,732	~~W~~	20,769	~~W~~	23,963	115.4%
NAND flash		19,274		9,653		9,621	99.7
Other products(1)		2,187		2,344		(157)	(6.7)

Total revenue	~~W~~	66,193	~~W~~	32,766	~~W~~	33,427	102.0%

(1)	Includes revenue from sales of CISs and foundry products, lease income and consolidated revenue from certain domestic subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Our revenue increased by 102.0%, or ~~W~~33,427 billion, to ~~W~~66,193 billion in 2024 from ~~W~~32,766 billion in 2023, primarily due to increases in revenue from DRAM and NAND flash sales. Specifically:

•

Revenue from DRAM sales significantly increased by 115.4%, or ~~W~~23,963 billion, to ~~W~~44,732 billion in 2024 from ~~W~~20,769 billion in 2023, primarily due to (i) an increase in the average selling price of such products, (ii) an increase in their sales volume and (iii) depreciation of the average value of the Won against the U.S. dollar in 2024 compared to 2023 that contributed to an increase in our revenue from such products in Won terms. The average selling price of DRAMs on a U.S. dollar basis increased significantly in 2024 compared to 2023 reflecting a general increase in global demand for DRAMs, particularly for premium products such as HBMs designed to meet faster data-processing speed requirements of graphics applications that incorporate deep learning and AI technologies. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” Our overall DRAM bit sales volume increased significantly in 2024 compared to 2023 in response to such increase in demand for DRAMs. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” The noon buying rate depreciated to an average of ~~W~~1,363.4 to US$1.00 in 2024 compared to an average of ~~W~~1,306.8 to US$1.00 in 2023. The noon buying rate was ~~W~~1,260.2 to US$1.00 as of December 31, 2022.

•

Revenue from NAND flash sales increased by 99.7%, or ~~W~~9,621 billion, to ~~W~~19,274 billion in 2024 from ~~W~~9,653 billion in 2023, primarily due to (i) an increase in the average selling price of such products and (ii) depreciation of the average value of the Won against the U.S. dollar in 2024 compared to 2023 as discussed above. The average selling price of NAND flash memory products on a U.S. dollar basis increased significantly in 2024 compared to 2023 reflecting an increase in global demand for high-density, high-performance eSSDs and an improved supply-demand balance in the overall NAND flash memory market. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.” The increase in our overall NAND flash bit sales volume in 2024 compared to 2023 was marginal. See “— Cyclical Nature, Volatility and Seasonality of the Semiconductor Industry.”

•	Revenue from our other products decreased by 6.7%, or ~~W~~157 billion, to ~~W~~2,187 billion in 2024 from ~~W~~2,344 billion in 2023, primarily reflecting a decrease in revenue from sales of CISs.

Cost of Sales and Gross Profit (Loss)

Our cost of sales increased by 3.2%, or ~~W~~1,066 billion, to ~~W~~34,365 billion in 2024 from ~~W~~33,299 billion in 2023, primarily due to increases in (i) salaries, employee benefits and others and (ii) expenses related to raw materials, supplies and consumables, the aggregate impact of which was partially offset by a decrease in depreciation and amortization expenses. Salaries, employee benefits and others increased primarily due to an increase in our accrued payments under employee profit-sharing arrangements. Our expenses related to raw materials, supplies and consumables increased to ~~W~~10,575 billion in 2024 from ~~W~~9,547 billion in 2023 primarily due to increases in our sales volumes of DRAM and NAND flash memory products. Our depreciation and amortization expenses decreased, primarily reflecting completion of depreciation and amortization of certain assets in 2023.

We recorded gross profit of ~~W~~31,828 billion in 2024 compared to gross loss of ~~W~~533 billion in 2023. We recorded gross profit margin of 48.1% in 2024 compared to gross loss margin of 1.6% in 2023, primarily due to an increase in revenue reflecting a strong increase in demand for memory semiconductor products and their average selling prices, which outpaced an increase in cost of sales as described above.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2024 and 2023.

					Changes
	For the Year Ended December 31,				2024 versus 2023
	2024		2023		Amount		%
	(In billions of Won, except for percentages)
Selling and administrative expenses:
Salaries	~~W~~	1,258	~~W~~	829	~~W~~	429	51.7%
Defined benefit plan		41		36		6	16.6
Employee benefits		235		221		14	6.3
Commission		774		769		4	0.6
Depreciation		303		304		(2)	(0.5)
Amortization		257		283		(26)	(9.1)
Freight and custody charges		54		54		1	1.5
Taxes and dues		101		86		15	17.9
Advertising		123		84		40	47.7
Supplies		112		121		(8)	(6.9)
Sales promotion expenses		216		118		99	83.7
Quality control cost		48		147		(98)	(66.9)
Training		74		79		(5)	(6.6)
Others		327		317		10	3.2

Total	~~W~~	3,924	~~W~~	3,446	~~W~~	478	13.9%

Our selling and administrative expenses increased by 13.9%, or ~~W~~478 billion, to ~~W~~3,924 billion in 2024 from ~~W~~3,446 billion in 2023, primarily due to increases in salaries and sales promotion expenses, which were partially offset by a decrease in quality control cost. Specifically:

•	Salaries increased by 51.7%, or ~~W~~429 billion, to ~~W~~1,258 billion in 2024 from ~~W~~829 billion in 2023, primarily due to an increase in our accrued payments under employee profit-sharing arrangements.

•	Sales promotion expenses increased by 83.7%, or ~~W~~99 billion, to ~~W~~216 billion in 2024 from ~~W~~118 billion in 2023, primarily due to an increase in the distribution of promotional samples.

•

Quality control cost decreased by 66.9%, or ~~W~~98 billion, to ~~W~~48 billion in 2024 from ~~W~~147 billion in 2023, primarily reflecting the base effect of warranty provisions recognized in 2023 for anticipated costs related to quality issues of certain products, including cash compensation and product replacements.

Our selling and administrative expenses as a percentage of total revenue decreased to 5.9% in 2024 from 10.5% in 2023.

Research and Development Expenses

The following table presents a breakdown of our research and development expenses and changes therein for 2024 and 2023.

					Changes
	For the Year Ended December 31,				2024 versus 2023
	2024		2023		Amount		%
	(In billions of Won, except for percentages)
Research and development expenses:
Expenditure on research and development	~~W~~	4,854	~~W~~	4,101	~~W~~	753	18.4%
Development cost capitalized		(418)		(351)		(67)	19.2

Total	~~W~~	4,436	~~W~~	3,751	~~W~~	686	18.3%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Our expenditure on research and development, after adjusting for capitalized development cost, increased by 18.3%, or ~~W~~686 billion, to ~~W~~4,436 billion in 2024 from ~~W~~3,751 billion in 2023, primarily reflecting an increase in labor expenses of our research and development personnel and an increase in our AI-related research and development activities.

Our research and development expenses as a percentage of total revenue decreased to 6.7% in 2024 from 11.4% in 2023.

Finance Income and Expenses

The following table presents a breakdown of our finance income and expenses and changes therein for 2024 and 2023.

					Changes
	For the Year Ended December 31,				2024 versus 2023
	2024		2023		Amount		%
	(In billions of Won, except for percentages)
Interest income	~~W~~	345	~~W~~	216	~~W~~	128	59.3%
Dividend income		29		13		16	118.9
Foreign exchange differences		4,221		1,904		2,317	121.7
Gain on valuation of financial instruments		89		30		59	193.5
Gain on disposal of financial instruments		162		84		78	92.4
Gain on derivatives		9		14		(5)	(37.1)

Total finance income		4,855		2,262		2,593	114.7

Interest expenses		1,345		1,468		(123)	(8.4)
Foreign exchange differences		3,952		2,222		1,730	77.8
Loss on valuation of financial instruments		294		1,488		(1,195)	(80.3)
Loss on derivatives		103		914		(811)	(88.7)
Others		14		0		14	N.M. (1)

Total finance expenses	~~W~~	5,708	~~W~~	6,093	~~W~~	(385)	(6.3)%

(1)	N.M. means not meaningful.

Our loss on valuation of financial instruments decreased by 80.3%, or ~~W~~1,195 billion, to ~~W~~294 billion in 2024 from ~~W~~1,488 billion in 2023. Such fluctuation in valuation of financial instruments related primarily to our stake in Kioxia.

Our net loss on derivatives, which primarily related to our then outstanding exchangeable bonds, decreased by 89.5%, or ~~W~~806 billion, to ~~W~~95 billion in 2024 from ~~W~~900 billion in 2023. Such decrease was primarily attributable to the relatively smaller increase in our share price during 2024 as compared to the increase in 2023.

We recognized net gain on foreign exchange differences of ~~W~~269 billion in 2024 compared to net loss on foreign exchange differences of ~~W~~319 billion in 2023, as the Won depreciated against the U.S. dollar at year-end in 2023 and further depreciated (to a much greater extent) at year-end in 2024. In terms of the noon buying rate, the Won depreciated against the U.S. dollar to ~~W~~1,477.9 to US$1.00 as of December 31, 2024 from ~~W~~1,291.0 to US$1.00 as of December 31, 2023. The Won depreciated against the U.S. dollar to ~~W~~1,291.0 to US$1.00 as of December 31, 2023 from ~~W~~1,260.2 to US$1.00 as of December 31, 2022. The noon buying rate depreciated to an average of ~~W~~1,363.4 to US$1.00 in 2024 compared to an average of ~~W~~1,306.8 to US$1.00 in 2023. The noon buying rate was ~~W~~1,260.2 to US$1.00 as of December 31, 2022.

Interest income increased by 59.3%, or ~~W~~128 billion, to ~~W~~345 billion in 2024 from ~~W~~216 billion in 2023, primarily reflecting an increase in our interest-earning financial assets, which impact was partially offset by a general decrease in interest rates in 2024 compared to 2023.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Interest expenses decreased by 8.4%, or ~~W~~123 billion, to ~~W~~1,345 billion in 2024 from ~~W~~1,468 billion in 2023, primarily reflecting a decrease in our borrowings as well as a general decrease in interest rates in 2024 compared to 2023.

Share of Profit (Loss) of Equity-accounted Investees

In 2024, we recorded share of loss of equity-accounted investees of ~~W~~38 billion primarily due to (i) our share of losses of ~~W~~35 billion from SK hynix system ic (Wuxi) Co., Ltd. and ~~W~~13 billion from SiFive, Inc. and (ii) ~~W~~25 billion in loss reflecting the difference between the book value and the recoverable amount of our investment in SiFive Inc., the aggregate impact of which was partially offset by our share of gain of ~~W~~18 billion from HITECH Semiconductor.

In 2023, we recorded share of profit of equity-accounted investees of ~~W~~15 billion primarily due to our share of gains of ~~W~~17 billion from HITECH Semiconductor and ~~W~~12 billion from SK China Company Limited, the aggregate impact of which was partially offset by our share of loss of ~~W~~11 billion from SiFive, Inc.

Other Income

The following table presents a breakdown of our other income and changes therein for 2024 and 2023.

					Changes
	For the Year Ended December 31,				2024 versus 2023
	2024		2023		Amount		%
	(In billions of Won, except for percentages)
Reversal on impairment of intangible assets	~~W~~	0	~~W~~	324	~~W~~	(324)	(100.0)%
Gain on disposal of property, plant and equipment		70		250		(180)	(71.9)
Gain on disposal of non-current assets held for sale		1,317		—		1,317	N.A. (1)
Gain on disposal of subsidiaries		36		—		36	N.A. (1)
Others		54		50		4	7.1

Total other income	~~W~~	1,477	~~W~~	624	~~W~~	853	136.7%

(1)	N.A. means not applicable.

Our other income increased by 136.7%, or ~~W~~853 billion, to ~~W~~1,477 billion in 2024 from ~~W~~624 billion in 2023, primarily due to gain on disposal of non-current assets held for sale in 2024 compared to no such gain in 2023, which was partially offset by decreases in reversal on impairment of intangible assets and gain on disposal of property, plant and equipment. Specifically:

•

We recognized gain on disposal of non-current assets held for sale of ~~W~~1,317 billion in 2024 compared to no such gain in 2023. In 2024, we recognized such gain primarily from our disposal of SK hynix system ic (Wuxi) Co., Ltd.

•

Our reversal on impairment of intangible assets decreased by 100.0%, or ~~W~~324 billion, to ~~W~~0.034 billion in 2024 from ~~W~~324 billion in 2023. In 2023, such reversal on impairment related primarily to the recovery of the intangible assets of the Solidigm business.

•

Our gain on disposal of property, plant and equipment decreased by 71.9%, or ~~W~~180 billion, to ~~W~~70 billion in 2024 from ~~W~~250 billion in 2023. In 2024, such gain on disposal of property, plant and equipment related primarily to sales of idle equipment. In 2023, such gain on disposal of property, plant and equipment related primarily to sales of real estate.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Other Expenses

The following table presents a breakdown of our other expenses and changes therein for 2024 and 2023.

					Changes
	For the Year Ended December 31,				2024 versus 2023
	2024		2023		Amount		%
	(In billions of Won, except for percentages)
Donation	~~W~~	83	~~W~~	65	~~W~~	18	27.2%
Loss on impairment of property, plant and equipment		—		166		(166)	(100.0)
Loss on disposal of property, plant and equipment		18		74		(57)	(76.2)
Loss on impairment of intangible assets		0		167		(167)	(99.8)
Loss on disposal of intangible assets		9		16		(6)	(40.2)
Depreciation expenses on assets not in use		37		55		(18)	(32.6)
Others		20		193		(172)	(89.4)

Total other expenses	~~W~~	167	~~W~~	735	~~W~~	(568)	(77.2)%

Our other expenses decreased by 77.2%, or ~~W~~568 billion, to ~~W~~167 billion in 2024 from ~~W~~735 billion in 2023, primarily due to a decrease in loss on impairment of intangible assets and no recognition of loss on impairment of property, plant and equipment in 2024 compared to recognition of such loss in 2023. Specifically:

•

Our loss on impairment of intangible assets decreased by 99.8%, or ~~W~~167 billion, to ~~W~~0.3 billion in 2024 from ~~W~~167 billion in 2023. In 2023, such loss on impairment related primarily to capitalized development costs.

•	We recognized no loss on impairment of property, plant and equipment in 2024 compared to ~~W~~166 billion in 2023. In 2023, such loss on impairment related to idle equipment of the Solidigm business.

Income Tax Expense (Benefit)

We recorded income tax expense of ~~W~~4,088 billion in 2024 compared to income tax benefit of ~~W~~2,520 billion in 2023, primarily due to our recognition of profit before income tax of ~~W~~23,885 billion in 2024 compared to loss before income tax of ~~W~~11,658 billion in 2023. Our effective tax rate in 2024, which was 17.1%, was lower than the statutory tax rate primarily due to tax credits related to our capital expenditures. Our effective tax rate in 2023, which was 21.6%, was lower than the statutory tax rate, reflecting unrecognized deferred tax assets related to tax loss carryfowards. See Note 29 of the notes to the Audited Financial Statements.

Profit (Loss) for the Year

Primarily due to the factors described above, we recorded profit for the year of ~~W~~19,797 billion in 2024 compared to loss for the year of ~~W~~9,138 billion in 2023. We recorded net profit margin of 29.9% in 2024 compared to net loss margin of 27.9% in 2023.

Liquidity and Capital Resources

Capital Resources and Requirements

We have traditionally met our working capital and other capital requirements principally from cash provided by operating activities, while raising the remainder of our requirements primarily through long-term and short-term borrowings. We expect that these sources will continue to be our principal sources of cash in the future. From time to time, we may also generate cash through sale of our holdings in short-term investment assets.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Our principal cash requirements or uses have historically been:

•	capital expenditures for property, plant and equipment;

•	cash required for our operations, including purchases of raw materials, supplies and consumables, research and development expenses, payroll costs and commissions;

•	investments and acquisitions, including those in connection with pursuing strategic relationships;

•	interest and principal payments on our short-term and long-term borrowings;

•	payments of cash dividends to our shareholders; and

•	acquisition of treasury shares.

We make substantial capital expenditures annually to support our business goals and objectives, and we plan to continue to invest in enhancing and expanding our production facilities and upgrading our equipment and manufacturing processes. We operate in an especially capital-intensive industry that requires continual investments in capacity expansion, equipment upgrades and migration to advanced technologies and manufacturing processes. Our cash outflows for acquisitions of property, plant and equipment amounted to ~~W~~7,657 billion in the first quarter of 2026 and ~~W~~6,284 billion in the first quarter of 2025, and ~~W~~27,519 billion in 2025, ~~W~~15,946 billion in 2024 and ~~W~~8,325 billion in 2023. In 2026, we plan to increase our capital expenditures considerably compared to 2025. We periodically adjust our capital expenditure plans on an ongoing basis subject to market demand for our products, the production outlook of the global memory semiconductor industry as well as general global economic conditions. We may delay or not implement some of our announced capital expenditure plans based on our assessment of such market conditions.

Payments of contractual obligations and commitments will also require considerable capital resources. In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, including long-term purchase agreements for raw materials as well as provision of guarantees for indebtedness of our related parties and others. For our contingent liabilities, see Note 29 of the notes to the Interim Financial Statements.

The following sets forth the contractual maturities of financial liabilities as of December 31, 2025.

	Payments Due by Period
	Less than 1 year		1 to 2 years		2 to 5 years		More than 5 years		Total
	(In billions of Won)
Borrowings(1)	~~W~~	7,979	~~W~~	4,846	~~W~~	8,676	~~W~~	3,272	~~W~~	24,773
Lease liabilities		577		426		1,069		944		3,016
Trade payables		2,848		—		—		—		2,848
Other payables		6,437		135		158		166		6,896
Other non-trade payables		1,225		10		10		0		1,245
Other financial liabilities		146		1		0		—		146

Total	~~W~~	19,211	~~W~~	5,418	~~W~~	9,913	~~W~~	4,383	~~W~~	38,925

(1)	Including payments of interest under terms and conditions of borrowing contracts as of December 31, 2025.

From time to time, we may make significant investments and acquisitions, including those in connection with pursuing strategic relationships. For example, as described in “Business — Investments and Acquisitions,” we participated as a member of the Bain Consortium in its purchase of a stake in Kioxia from Toshiba Corporation in June 2018. As of March 31, 2026, the book value of our investment in SPC 1 was ~~W~~6,616 billion, and the book value of our investment in the convertible bond issued by SPC 2 was ~~W~~13,609 billion, which are accounted for as financial assets measured at fair value through profit or loss.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

In October 2020, we agreed to acquire the NAND flash memory and storage business of Intel, including the NAND flash memory manufacturing facility in Dalian, China, NAND flash memory and SSD-related intellectual property and research and development personnel. As consideration for the Intel NAND Business Acquisition, we paid US$6.6 billion in December 2021 and US$2.2 billion in March 2025. We created a subsidiary in the United States to operate the acquired business under the brand name “Solidigm.” See “Business — Investments and Acquisitions.”

Cash Flow

The following table sets forth our cash flows for the periods indicated.

	For the Three Months Ended March 31,				For the Year Ended December 31,
	2026		2025		2025		2024		2023
	(In billions of Won)
Net cash provided by operating activities	~~W~~	26,330	~~W~~	9,024	~~W~~	53,373	~~W~~	29,796	~~W~~	4,278
Net cash used in investing activities		(17,635)		(8,218)		(48,054)		(18,005)		(7,335)
Net cash provided by (used in) financing activities		(2,951)		509		(1,445)		(8,704)		5,697
Effects of exchange rate changes on cash and cash equivalents		499		39		(155)		530		(30)
Net increase in cash and cash equivalents		6,243		1,353		3,719		3,618		2,610
Cash and cash equivalents at the beginning of the period		14,924		11,205		11,205		7,587		4,977
Cash and cash equivalents at the end of the period		21,167		12,558		14,924		11,205		7,587

Cash Flows from Operating Activities

Our net cash provided by operating activities significantly increased to ~~W~~26,330 billion in the first quarter of 2026 from ~~W~~9,024 billion in the first quarter of 2025, primarily reflecting a significant increase in gross cash flow from our sales activities as discussed in “— Results of Operations — First Quarter of 2026 Compared to First Quarter of 2025 — Revenue.”

Our net cash provided by operating activities significantly increased to ~~W~~53,373 billion in 2025 from ~~W~~29,796 billion in 2024, primarily reflecting a significant increase in gross cash flow from our sales activities as discussed in “— Results of Operations — 2025 Compared to 2024 — Revenue.”

Our net cash provided by operating activities significantly increased to ~~W~~29,796 billion in 2024 from ~~W~~4,278 billion in 2023, primarily reflecting a significant increase in gross cash flow from our sales activities as discussed in “— Results of Operations — 2024 Compared to 2023 — Revenue.”

Cash Flows from Investing Activities

Our net cash used in investing activities increased to ~~W~~17,635 billion in the first quarter of 2026 from ~~W~~8,218 billion in the first quarter of 2025. This increase was primarily attributable to a net increase in short-term investment assets to ~~W~~9,505 billion in the first quarter of 2026 from ~~W~~80 billion in the first quarter of 2025. In addition, our cash used in increase in other financial assets increased to ~~W~~3,500 billion in the first quarter of 2026 from ~~W~~1 billion in the first quarter of 2025. Such increases were offset in part by a decrease in our cash outflow from business combination. We did not record such cash outflow in the first quarter of 2026 compared to ~~W~~3,063 billion in the first quarter of 2025, which was primarily related to the settlement of consideration payable for the second closing of the Intel NAND Business Acquisition in March 2025.

Our net cash used in investing activities increased to ~~W~~48,054 billion in 2025 from ~~W~~18,005 billion in 2024. This increase was primarily attributable to an increase in cash outflow related to acquisitions

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

of property, plant and equipment to ~~W~~27,519 billion in 2025 from ~~W~~15,946 billion in 2024, primarily reflecting expanded capital expenditures to increase our production capacity. In addition, we recorded an increase in net cash used in acquisition of short-term financial instruments to ~~W~~12,291 billion in 2025 from ~~W~~1,872 billion in 2024, primarily reflecting higher cash holdings. We also recorded net increase in short-term investment assets of ~~W~~4,553 billion in 2025 compared to net decrease in short-term investment assets of ~~W~~457 billion in 2024.

Our net cash used in investing activities increased to ~~W~~18,005 billion in 2024 from ~~W~~7,335 billion in 2023. This increase was primarily attributable to an increase in cash outflow related to acquisitions of property, plant and equipment to ~~W~~15,946 billion in 2024 from ~~W~~8,325 billion in 2023, primarily reflecting expanded capital expenditures to increase our production capacity. In addition, we recorded an increase in net cash used in acquisition of short-term financial instruments to ~~W~~1,872 billion in 2024 from ~~W~~60 billion in 2023, primarily reflecting higher cash holdings. Such impact was partially offset by a decrease in cash proceeds from disposal of property, plant and equipment to ~~W~~47 billion in 2024 from ~~W~~1,540 billion in 2023.

Cash Flows from Financing Activities

We recorded net cash used in financing activities of ~~W~~2,951 billion in the first quarter of 2026 compared to net cash provided by financing activities of ~~W~~509 billion in the first quarter of 2025. Such change was primarily attributable to net repayments of borrowings, after adjusting for proceeds from borrowings, of ~~W~~2,754 billion in the first quarter of 2026 compared to net proceeds from borrowings, after adjusting for repayment of borrowings, of ~~W~~645 billion in the first quarter of 2025.

Our net cash used in financing activities decreased to ~~W~~1,445 billion in 2025 from ~~W~~8,704 billion in 2024. Such change was primarily attributable to net proceeds from borrowings, after adjusting for repayment of borrowings, of ~~W~~768 billion in 2025 compared to net repayment of borrowings, after adjusting for repayment of borrowings, of ~~W~~7,376 billion in 2024. Such impact was partially offset by an increase in dividends paid to ~~W~~1,681 billion in 2025 from ~~W~~826 billion in 2024.

We recorded net cash used in financing activities of ~~W~~8,704 billion in 2024 compared to net cash provided by financing activities of ~~W~~5,697 billion in 2023. Such change was primarily attributable to net repayment of borrowings, after adjusting for repayment of borrowings, of ~~W~~7,376 billion in 2024 compared to net proceeds from borrowings, after adjusting for repayment of borrowings, of ~~W~~6,969 billion in 2023.

Liquidity

We had a working capital surplus (defined as current assets net of current liabilities) of ~~W~~65,806 billion as of March 31, 2026, ~~W~~32,079 billion as of December 31, 2025, ~~W~~17,313 billion as of December 31, 2024 and ~~W~~9,460 billion as of December 31, 2023. We manage our liquidity risk to maintain adequate net working capital by constantly managing projected cash flows. We also aim to mitigate liquidity risk by contracting with financial institutions with respect to bank overdrafts, cash pooling and banking facility agreements for efficient management of funds. We believe that cash from our operations, current and future financing arrangements (including short-term and long-term borrowing facilities and issuances of debentures) and cash and cash equivalents are likely to be sufficient to satisfy our operating cash requirements, capital expenditure needs and debt service requirements for the next 12 months and beyond such period.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

We strive to maintain a sound capital structure, and we monitor capital on the basis of our liabilities-to-equity ratio and net borrowing ratio. The following table sets forth our liabilities-to-equity ratio and net borrowing ratio as of the dates indicated:

	As of March 31,				As of December 31,
	2026		2025		2024		2023
	(In billions of Won, except for percentages)
Total liabilities	~~W~~	58,449	~~W~~	55,441	~~W~~	45,940	~~W~~	46,826
Total equity		164,380		120,667		73,916		53,504
Cash and cash equivalents, short-term financial instruments and short-term investment assets		54,330		34,942		14,156		8,921
Total borrowings		19,318		22,248		22,684		29,469
Liabilities-to-equity ratio(1)		35.56%		45.95%		62.15%		87.52%
Net borrowing ratio(2)		—		—		11.54%		38.40%

(1)	Ratio of total liabilities divided by total equity.
(2)

Ratio of (i) total borrowings minus cash and cash equivalents, short-term financial instruments and short-term investment assets divided by (ii) total equity. Net borrowing ratios as of March 31, 2026 and December 31, 2025 are not disclosed because the ratios are negative as of such dates.

We believe that we have various options to meet our financing needs, including short-term and long-term borrowing facilities and issuances of debentures. However, our ability to continue to obtain debt financing at a reasonable cost will depend on several factors, some of which may be outside our control, including general economic conditions, the liquidity of the Korean and international capital markets and commercial banking markets and the Government’s policies regarding Won and foreign currency borrowings. These policies can affect our ability to borrow and gain access to domestic and foreign capital markets and commercial banking markets or restrict the use of proceeds of any financing, and can require us to incur indebtedness from other sources that entail higher interest rates or shorter maturities.

Market Risks

Market risk is the risk of loss related to adverse changes in market prices, including (i) foreign exchange risk, (ii) interest rate risk and (iii) price risk associated with our investments in equity and debt securities. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. Risk management is carried out by our corporate finance division in accordance with policies approved by the Board. Our corporate finance division identifies, evaluates and hedges financial risks in close cooperation with our operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity.

Foreign Exchange Risk

We operate internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, Chinese Yuan, Euro and Japanese Yen. Our foreign exchange risk primarily arises from future commercial transactions, recognized assets and liabilities in foreign currencies and net investments in foreign operations. From time to time, we also use derivative instruments to partially hedge our foreign exchange risk. In the past, we have selectively entered into fixed-to-fixed cross-currency swaps and floating-to-fixed cross-currency interest rate swaps to partially hedge foreign exchange risk relating to bonds and borrowings.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

As of March 31, 2026, the effect on our profit before income tax as a result of strengthening or weakening of the foreign currencies by 10% is as follows:

	If strengthened by 10%		If weakened by 10%
	(In billions of Won)
U.S. dollar	~~W~~	2,954	~~W~~	(2,954)
Japanese Yen		409		(409)
Chinese Yuan		(23)		23
Euro		(52)		52

Interest Rate Risk

Interest rate risk is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rates. We are exposed to interest rate risk on our existing floating rate borrowings and on additional debt financings that we may periodically undertake for various reasons, including capital expenditures and refinancing of our existing borrowings. A rise in interest rates will increase the cost of our existing variable rate borrowings.

As of March 31, 2026, if interest rates on borrowings were 100 basis points higher/lower with all other variables held constant, profit before income tax for the one-year period would have been ~~W~~11 billion lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings (except for floating rate borrowings amounting to ~~W~~163 billion under floating-to-fixed cross-currency interest rate swap agreements and ~~W~~317 billion under an interest rate swap agreement) and interest income on floating rate financial assets.

Security Price Risk

Our investment portfolio consists of direct and indirect investments in listed and non-listed equity securities as well as debt securities. Such securities are exposed to security price risk. As of March 31, 2026, the book value of our short-term investment assets was ~~W~~14,943 billion. As of such date, the book value of our long-term investment assets was ~~W~~20,658 billion, which included assets related to our participation as a member of the Bain Consortium in its purchase of a stake in Kioxia from Toshiba Corporation in June 2018. As of March 31, 2026, the book value of our investment in SPC 1 was ~~W~~6,616 billion, and the book value of our investment in the convertible bond issued by SPC 2 was ~~W~~13,609 billion, which are accounted for as financial assets measured at fair value through profit or loss.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

INDUSTRY OVERVIEW

The proliferation of AI, from advanced LLMs and generative AI applications to autonomous systems and intelligent edge devices, is driving a significant transformation across many industries. This AI-driven transformation is having a profound influence on the semiconductor market, where demand for specialized processing and memory solutions is creating an inflection point for the semiconductor market’s growth. Consequently, the semiconductor market is expanding into an even larger, more foundational, and integral component of the global economy.

At the very core of this expansion of the semiconductor market lies the memory semiconductor market as a key segment of the industry. This crucial segment is currently in the early stages of a period of increased demand, as it directly addresses the immense data processing and storage requirements of AI. This structural shift in demand is not only influencing the growth trajectory of the memory semiconductor market but also reinforcing its importance within the technology ecosystem.

A. Key Segments

The memory semiconductor market is primarily composed of two principal product categories, DRAM and NAND flash memory, with HBM and eSSD emerging as key high-value sub-segments.

DRAM

•

Traditional DRAM: DRAM is a type of volatile memory that stores data for the short term, providing the rapid data access required for processors to execute tasks. It is widely used in computing devices, with primary applications in servers, mobile devices and personal computers.

•

HBM: HBM is a specialized, high-performance category of DRAM designed to address the immense data processing needs of AI accelerators. It involves vertically stacking multiple DRAM dies and connecting them through TSV packaging technology to achieve significantly higher memory bandwidth than traditional DRAM. Due to its complexity and critical role in AI performance, HBM commanded a significant price premium of more than five times that of traditional DRAM on a per-gigabyte basis in 2025, according to Gartner.

NAND Flash Memory

•

NAND: NAND is a type of non-volatile memory that retains data even when power is turned off, used for long-term data storage. Its primary applications include consumer-grade SSDs for personal computers and tablets, and embedded storage for mobile devices and other consumer electronics products, where cost-effectiveness and density are key considerations.

•

eSSD: eSSD is a NAND flash-based solid-state storage device designed for enterprise and data center environments that require reliable, high-capacity data storage and processing capabilities. It is characterized by advanced error correction, power loss protection and robust controllers to ensure data integrity and consistent performance under continuous, heavy workloads.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

B.	Market Size and Growth: An AI-Driven Semiconductor Upcycle

The following graph provides information regarding the size of the global semiconductor market by product category for the periods indicated.

Global Semiconductor Market Size

(In billions of U.S. dollars)

1,555
1,320
805
658
595
600
542
471
806
687
589
498
429
456
450
346
748
633
216
124
166
143
92
160
2020A
2021A
2022A
2023A
2024A
2025A
2026E
2027E
Memory
Non-Memory

Source: Gartner, Forecast: Semiconductors and Electronics, Worldwide (4Q22 update for 2020A and 2021A figures, 4Q23 update for 2022A figures, 2023-2029, 4Q25 update for 2023A figures and 2024-2030, 1Q26 update for 2024A–2027E figures), R. Rajput et al., March 26, 2026.

Note: “A” means actual and “E” means estimate forecast.

The semiconductor market is experiencing significant growth momentum, driven by the proliferation of AI. According to Gartner, total semiconductor revenues are forecast to reach US$1.32 trillion in 2026 and are projected to grow at a compounded annual growth rate (“CAGR”) of 38.9% from 2025 to 2027, reaching US$1.56 trillion in 2027.

The memory semiconductor segment is central to this growth. According to Gartner, the overall memory semiconductor market is projected to increase from US$216 billion in 2025 to US$633 billion in 2026, representing year-over-year growth of 192.7%, and to grow at a CAGR of 86.0% from 2025 to reach approximately US$748 billion in 2027. This expansion is expected to be driven primarily by the rapid growth of the HBM segment, an important component supporting AI computing and storage demand, along with strong increases in the average selling prices of DRAM and NAND products.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

The following graph provides information regarding the size of the global memory semiconductor market by product category for the periods indicated.

Global Memory Semiconductor Market Size

(In billions of U.S. dollars)

26.5%
27.2%
29.6%
23.9%
37.7%
43.1%
51.9%
51.9%
124
166
143
92
160
216
633
748
5
7
7
5
5
5
6
6
53
66
58
37
63
68
267
341
66
93
77
47
76
110
295
315
1
3
15
33
65
86
2020A
2021A
2022A
2023A
2024A
2025A
2026E
2027E
HBM (1)
DRAM (ex. HBM)
NAND
Others (2)
Enterprise Memory as % of Total (3)

Source: Gartner, Forecast: DRAM Market Statistics, Supply and Demand, Worldwide (2020-2027, 4Q23 update for 2020A and 2021A figures, 2022-2029, 4Q25 update for 2022A figures and 2023-2030, 1Q26 update for 2023A–2027E figures), S. Pant, March 26, 2026, Gartner, Forecast: NAND Flash Market Statistics, Supply and Demand, Worldwide (2023-2030, 1Q26 update for 2020A-2027E figures), J. Unsworth, April 9, 2026, and Gartner, Forecast: Semiconductors and Electronics, Worldwide (4Q22 update for 2020A and 2021A figures, 4Q23 update for 2022A figures, 2023-2029, 4Q25 update for 2023A figures and 2024-2030, 1Q26 update for 2024A-2027E figures), R. Rajput et al., March 26, 2026.

(1)	HBM figures are available from 2022 onwards.
(2)	Includes emerging memory (phase-change memory, conductive bridge RAM, magnetoresistive RAM, etc.) and other memory (static RAM, pseudostatic RAM, Not-OR (“NOR”) flash memory, etc.).
(3)	Includes HBM, server DRAM and eSSD (enterprise server and storage SSDs).

Note: “A” means actual and “E” means estimate forecast.

According to Gartner, overall DRAM revenues are forecast to grow at a CAGR of 67.3% from US$143 billion in 2025 to US$401 billion in 2027, while HBM revenues are forecast to increase from US$33 billion in 2025 to US$86 billion in 2027, representing a CAGR of 60.5%.

According to Gartner, NAND revenues are forecast to grow at a CAGR of 123.7% from US$68 billion in 2025 to US$341 billion in 2027.

Driven by AI-related demand, the memory industry is experiencing a significant shift from consumer to enterprise applications. According to Gartner, the enterprise segment’s contribution to the overall memory semiconductor market increased from 26.5% in 2020 to 43.1% in 2025 and is projected to reach 51.9% in 2027. This growing demand from enterprise customers, supported by long-term AI and cloud infrastructure investments, is expected to provide a more resilient demand base and mitigate the historical cyclicality of the memory semiconductor market.

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C.	Key Trends and Growth Drivers

1.	Traditional DRAM: A Structural Supply Constraint

•

In recent periods, major memory semiconductor producers have allocated their limited cleanroom space and capital expenditure to the production of HBM, given its robust demand and the significantly higher complexity and wafer intensity of its manufacturing process compared to traditional DRAM. In addition, demand for server DRAMs that are used to support the data processing and storage requirements of AI accelerators and data centers have increased in recent periods. As smartphone and consumer markets proactively build inventory, and with the expansion of memory semiconductor needs in PCs and smartphones especially with the rise of on-device AI, there currently exists a structural undersupply of traditional DRAMs.

•

As a result, the traditional DRAM market has been experiencing a significant price recovery since the third quarter of 2025, driven by (i) structural undersupply arising from the industry-wide reallocation of production capacity to HBM, (ii) increase in demand for server DRAMs and (iii) growing demand from PC and smartphone manufacturers driven by rising on-device AI adoption. According to Gartner, traditional DRAM’s average selling price increased by 45.2% year-over-year in the fourth quarter of 2025 and is forecast to increase 136.4% and 198.1% year-over-year in the first quarter of 2026 and the second quarter of 2026, respectively, with the favorable pricing environment being expected to continue throughout 2026.

2.	HBM: The Epicenter of AI Growth

•

The rapid growth in the size and complexity of AI models has created what is often referred to as a “memory wall,” where the performance of AI accelerators is limited not by their processing power, but by the speed at which data can be fed to them. HBM directly addresses such bottleneck by providing a wide data interface and bandwidth that are significantly higher than traditional DRAM, making it an important component for high-performance AI systems. Demand for HBM is therefore closely tied to the robust growth of the AI market.

•

Relative to traditional memory products, HBM has demonstrated strong pricing resilience, reflecting its important role in AI infrastructure. Supported by sustained demand from AI accelerators and a highly complex and capacity-limited supply chain, HBM has maintained double-digit year-over-year average selling price growth throughout 2024 and 2025, according to Gartner, and this robust pricing trend is expected to continue over the next several quarters.

3.	NAND: Foundation for Pervasive Data Storage and AI Infrastructure

•

NAND flash memory is essential for long-term data storage across various digital ecosystems. With SSD’s multiple advantages over HDD, adoption rates of SSD are increasing for personal computing and mobile devices. As SSD utilizes flash memory technology, it enables faster boot times, quicker application loading and improved system responsiveness compared to HDD. In addition, SSD operates without moving mechanical parts, which makes it more durable and reliable as it is less prone to damage from impact, especially for portable devices. SSD also allows for longer battery life in mobile devices as it consumes less power than HDD.

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The AI infrastructure build-out is fueling an increase in demand for high-capacity, high-performance eSSD. AI servers require vast amounts of fast storage for data staging, model checkpointing and high-speed access to large datasets during inference workloads. eSSD addresses these needs with the provision of a non-volatile, scalable and high-throughput storage layer that is important for long-term retention and rapid access of AI-critical data.

•

Favorable strong demand, primarily driven by robust and long-term demand for eSSDs from AI data centers, reflects NAND flash memory’s important role across various digital ecosystems in the AI era. This demand has contributed to strong price recovery beginning in the fourth quarter of 2025. According to Gartner, NAND flash memory’s average selling price is expected to increase year-over-year by 111.1% and 243.8% in the first quarter of 2026 and the second quarter of 2026, respectively, and more than 250% in each of the third and fourth quarters of 2026.

D.	Competitive Landscape

The memory semiconductor market is highly consolidated, with distinct competitive dynamics in each key segment.

DRAM

The following graph provides market share information of the global DRAM market for the periods indicated.

Global DRAM Market Shares by Revenue(1)

Source: IDC, Worldwide Memory Market Shares (4Q25 update), S. Kim, March 9, 2026.

(1)	Includes HBM.

Note: “A” means actual.

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The following graph provides market share information of the global HBM market for the periods indicated.

Global HBM Market Shares by Revenue

5.8%
37.8%
56.4%
17.4%
19.3%
63.2%
2024A
2025A
SK hynix
Samsung Electronics
Micron Technology

Source: IDC, Worldwide DRAM Demand and Supply (4Q25-4Q26 and 2026-2030 update), S. Kim, March 3, 2026.

Note: “A” means actual.

The overall DRAM market is largely concentrated among three players, collectively accounting for more than 90% of market share by revenue in 2025, according to IDC. Leveraging our strengths in high-value products such as HBM, SK hynix ranked as the leading global DRAM supplier in 2025 with a 34.8% market share by revenue, according to IDC. Other major players include Samsung Electronics and Micron Technology, according to IDC.

As the first company to mass-produce multiple generations of HBM products, including HBM3 and HBM3E, SK hynix is a leading player in the HBM market, with a 63.2% market share by revenue in 2025, according to IDC.

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NAND Flash Memory

The following graph provides market share information of the global NAND flash memory market for the periods indicated.

Global NAND Flash Memory Market Shares by Revenue(1)

2.0%
12.8%
11.1%
17.8%
20.3%
35.9%
3.2%
12.2%
12.2%
17.6%
19.3%
35.6%
3.8%
13.9%
12.0%
16.3%
19.4%
34.5%
3.8%
10.8%
12.9%
15.2%
21.4%
35.9%
4.5%
13.0%
13.8%
15.1%
20.9%
32.7%
2021A
2022A
2023A
2024A
2025A
Samsung Electronics
SK hynix
Kioxia
Micron Technology
Sandisk
YMTC

Source: IDC, Worldwide Memory Market Shares (4Q25 update), S. Kim, March 9, 2026.

(1)	SK hynix figures include Solidigm. Sandisk figures prior to 2025 are those of Western Digital.

Note: “A” means actual.

The NAND flash memory market includes a slightly larger number of players with five companies accounting for more than 95% of market share by revenue in 2025, according to IDC. As the second-largest supplier in the overall NAND flash memory market, with a 20.9% market share by revenue in 2025, according to IDC, SK hynix’s key strength lies in eSSD, an important sub-segment in the AI era.

High Barriers to Entry

The memory semiconductor industry is highlighted by significant barriers to entry, which helps to solidify established players’ competitive positioning against new market entrants:

◾

Technological Complexity: The production of memory semiconductor products requires highly integrated and multifaceted capabilities across sourcing, design, fabrication and packaging processes. While continual development in advanced node technologies and sophisticated packaging solutions achieve stable manufacturing yields as well as scalability for mass production, they also require significant technical expertise and resources that only few players in the market possess.

◾

Intense Capital Requirements: The industry is capital-intensive, particularly with respect to the construction and equipping of a new, advanced semiconductor fabrication plant. A high level of sustained capital expenditure is feasible only for a small number of large, well-capitalized global players with the ability to generate returns on that investment. According to Gartner, the total global semiconductor capital spending in 2026 is projected to be US$237 billion, of which the top 20 spenders account for US$208 billion, representing 87.6% of total expenditures.

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BUSINESS

Overview

We are one of the world’s largest memory semiconductor companies and engage in the design, manufacture and sale of advanced memory semiconductors. In the DRAM market that includes HBM, we are ranked first globally based on revenue with a market share of 34.8% in 2025, according to market research conducted by IDC. In addition, we were the second largest supplier of NAND flash memory based on revenue, with a worldwide market share of 20.9% in 2025, according to IDC. Our memory products can be used in virtually all electronic devices, including graphics cards, PCs, data center servers, mobile devices such as smartphones and tablets, and other consumer electronics products. We also conduct our foundry business through SK hynix system ic and SK keyfoundry, our wholly-owned subsidiaries.

We sell a wide variety of DRAM and NAND flash memory products with various configuration options, architectures and performance characteristics tailored to meet application- and customer-specific needs. We believe that we are one of the world’s leading companies in developing DRAMs with advanced specifications, particularly those requiring higher density, faster data-processing speed and lower power consumption. We are continually developing higher-density DRAM modules, SSDs and other advanced DRAM and NAND flash memory products that are optimized for our customers’ specific applications. In recent years, we have substantially increased our sales of HBMs. HBMs are advanced memory semiconductors designed to deliver fast data transfers while using less power, making them especially useful in high-performance applications such as GPUs, AI and high-performance computing.

We have focused our sales and marketing activities in recent years on expanding our base of long-term strategic customers. We believe that our expertise and know-how in producing advanced memory semiconductors, strong long-term relationships with our key customers and state-of-the-art global production facilities in key strategic locations provide us with sustainable competitive advantages that will continue to differentiate us from our competitors and enable us to take advantage of attractive growth opportunities. We believe that we are a global leader in the HBM market with advanced production know-how and development of specific configurations that meet our customers’ demands. Our customers seek HBM suppliers with whom they can better align their own product development efforts and their strict quality standards often require HBM manufacturers to comply with rigorous testing and approval processes. We believe that our strengths in HBM, server DRAM and eSSD enable us to mitigate the risks associated with the cyclicality of the memory semiconductor market.

We own and operate wafer fabs in Icheon and Cheongju, Korea and Wuxi and Dalian, China. We also own and operate assembly and testing facilities for back-end processing of our products in Icheon and Cheongju, Korea and Chongqing, China. As part of our efforts to reduce unit manufacturing costs, improve manufacturing yields and enhance our profitability, we periodically phase out the operations of our older fabs or upgrade them to implement more advanced processing technologies. In addition to regular maintenance and enhancement of existing fabs, in October 2025, we completed the construction of a new extension fab called “M15X” in Cheongju, which we plan to utilize to further increase our production capacity of next-generation DRAMs such as HBM. We began our wafer in process at the M15X in the first quarter of 2026 and expect to gradually ramp up our production volume. As part of our efforts to ensure our long-term competitiveness, we have also announced initiatives to construct an integrated industrial complex in Yongin, Korea for our next generation of fabs and research and development facilities. We began construction of our first fab at the Yongin complex in February 2025 and are targeting the completion of phase 1 of the first fab in the first quarter of 2027. We are currently constructing an advanced packaging plant called “P&T7” in Cheongju and are targeting the completion of its first cleanroom by the end of 2027. In December 2024, we also

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announced plans to build an advanced packaging plant in Indiana, United States, and are targeting the completion of its first cleanroom in the second half of 2028.

In order to maintain our technological leadership, as well as to access new markets for our products, we engage in strategic initiatives, including making investments and acquisitions, from time to time. In October 2020, we agreed to acquire the NAND flash memory and storage business of Intel, including the NAND flash memory manufacturing facility in Dalian, China, NAND flash memory and SSD-related intellectual property and research and development personnel. As consideration for the Intel NAND Business Acquisition, we paid US$6.6 billion in December 2021 and US$2.2 billion in March 2025. We created a subsidiary in the United States to operate the acquired business under the brand name “Solidigm.” We also selectively acquire minority equity positions in other industry players to further strengthen our business relationships and acquire complementary businesses that we believe can further strengthen our leading position in the industry. See “Business — Investments and Acquisitions.”

Our revenue was ~~W~~52,576 billion in the first quarter of 2026 and ~~W~~17,639 billion in the first quarter of 2025, and ~~W~~97,147 billion in 2025, ~~W~~66,193 billion in 2024 and ~~W~~32,766 billion in 2023. We recorded profit for the period of ~~W~~40,346 billion in the first quarter of 2026 and ~~W~~8,108 billion in the first quarter of 2025, and profit for the year of ~~W~~42,948 billion in 2025 and ~~W~~19,797 billion in 2024 and loss for the year of ~~W~~9,138 billion in 2023. We had total assets of ~~W~~222,829 billion and total equity of ~~W~~164,380 billion as of March 31, 2026, and total assets of ~~W~~176,108 billion and total equity of ~~W~~120,667 billion as of December 31, 2025.

Our Competitive Strengths

We are a leading player in the global memory semiconductor industry serving as a supplier of advanced DRAM and NAND flash memory solutions optimized for a broad range of applications and customers. Our competitive strengths are underpinned by technological leadership in high-value products, including HBMs, server DRAMs and eSSDs, supporting AI infrastructure through the development of foundational memory solutions, complemented by a strong presence in traditional DRAM and NAND flash memory semiconductor markets. Our competitive strengths also include our research and development activities, operational capabilities, close collaboration with customers and a solid financial profile that enable sustained strategic investments to further strength our competitiveness.

1.	Critical Role in the AI Era with Unrivaled Expertise in the HBM Segment

•

We play a critical role in the AI era, particularly through our leadership in the HBM segment. HBMs are critical because they act as the high-speed data backbone for AI processors, mitigating the “memory wall” that occurs when powerful GPUs outpace the speed of traditional memory. According to IDC, we held a 63.2% market share of the HBM segment by revenue in 2025.

•

We are a technological innovator in the HBM segment. We were the first to develop HBMs using TSV packaging technology, and we commercialized HBM3E in 2024 and developed the next-generation HBM4 in 2025, further strengthening our technological capabilities in the HBM segment.

•

Beyond technological innovation, our competitive edge in the HBM segment lies with our robust mass production capabilities and demonstrated track record, which are key factors prioritized by our customers. We invest in efficient state-of-the-art fabrication facilities and advanced packaging lines, which enable us to support our production volumes while meeting our customers’ stringent product quality requirements. Our extensive experience in handling diverse customer needs and satisfying complex qualification processes further supports our position as a trusted HBM supplier.

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2.	Comprehensive DRAM Portfolio Beyond HBM that is Optimized for AI Infrastructure Buildout

•	Beyond HBM, we provide DRAM products such as advanced server DRAMs that are used to support the data processing and storage requirements of AI accelerators and data centers.

•

Our product portfolio includes advanced DDR5/LPDDR5-based modules such as RDIMM and SOCAMM that are specifically designed for high capacity and bandwidth needs of AI accelerators and data centers. Our DRAMs with higher capacity and bandwidth are used to provide the data processing required by CPUs in AI servers, and complement our HBMs by offering a balanced solution for memory capacity, bandwidth and cost-effectiveness across a wide range of AI computing environments.

3.	Expertise in eSSD Memory Solutions that are Ideally Suited for Evolution of AI Server Architecture

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With the evolution of AI server architecture, notably KV cache offloading from system memory to SSD, eSSDs are playing an increasingly important role in large scale build-out of AI inference infrastructure. We believe that demand for eSSD will further increase to address the workloads related to generative AI and foundation model inferencing, making the eSSD segment an attractive opportunity for future growth.

•

Leveraging our advanced NAND scaling capabilities, including the next-generation vertical cell architectures that support higher density and performance at a lower cost per bit, as well as our expertise in controller integration and firmware optimization, we provide reliable and scalable eSSD solutions for cloud and hyperscale data centers, which form the backbone of AI inference infrastructure. Following our October 2020 agreement to acquire Intel’s NAND flash memory and storage business, we have further strengthened our capabilities in the high-end eSSD market.

4.	Global Leadership in DRAM and NAND Flash Memory to Capitalize on Favorable Market Upcycle

•

We maintain a significant market presence in the global DRAM and NAND flash memory semiconductor markets. Our core memory product lines form a substantial and stable revenue base, and our products are used across a range of computing and storage applications in various markets.

•

According to IDC, we ranked as the leading player in the global DRAM market in 2025 with a 34.8% market share by revenue. This market leading position is supported by our HBM offerings for AI accelerators as well as our comprehensive portfolio of traditional DRAM products, including DDR5, LPDDR5T/5X and GDDR7, that serve a diverse range of markets including mobile, PC, server and graphics. We believe that our production expertise is critical to our success. For example, we obtained the industry’s first 1c DRAM production technology, the sixth generation of the 10nm-class production process that delivers improvements in operating speed, power efficiency and cost competitiveness of our DRAMs.

•

According to IDC, we ranked as the second-largest player in the global NAND flash memory semiconductor market in 2025, with a 20.9% market share by revenue. Our strong market position is supported by our ongoing technological innovations, including transitioning from 176 layers to 321 layers technology for higher-density NAND flash memory products with more competitive cost structures.

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5.	Visionary Research and Development and Best-in-Class Production Execution

•

Our leading position in the global memory semiconductor market and technology, HBM in particular, reflects our long-term investment in research and development. Recognizing the potential of HBM to overcome the performance barriers of memory semiconductors, we began the development of core technologies used in HBM production such as TSV packaging technology and MR-MUF, which enable high density die stacking by overcoming key challenges including thermal management and warpage while supporting high-volume, high-yield manufacturing.

•

Our expenditure on research and development activities, after adjusting for capitalized development cost, was ~~W~~2,451 billion in the first quarter of 2026 and ~~W~~1,472 billion in the first quarter of 2025, and ~~W~~6,466 billion in 2025, ~~W~~4,436 billion in 2024 and ~~W~~3,751 billion in 2023. In recent years, we have focused our research and development activities on the development of our next-generation memory products such as HBM4/4E and AI-optimized products. Our commitment has led to multiple technology milestones, including the industry’s first HBM and next-generation HBM4 developments, the world’s fastest advanced LPDDR5T mobile DRAM, and the industry’s leading 321 layers technology. We also integrate our technology roadmap with leading semiconductor and cloud service providers to anticipate market needs in the AI era.

•

An important factor in our production operations is our highly efficient and capable workforce, particularly our engineering and research and development teams. Our significant investment in research and development is matched by our commitment to attracting and retaining engineering talent. These highly skilled professionals are responsible for the ongoing development of memory technology, from fundamental research to process development and product design. We maintain active research and development personnel in strategic locations such as Korea and the United States, to foster collaboration, align roadmaps with ecosystem partners, and ensure that we sustain our technological advancements and operational best practices in the rapidly evolving semiconductor industry.

•

We maintain a proven track record of operational excellence across yield, cycle time, cost management and production ramp-up. We believe that our fab operations in Korea (Icheon and Cheongju) and China (Dalian and Wuxi) are among the most advanced in the industry, and we have continually demonstrated our ability to transition across process nodes with minimal disruption and strong gross margin recovery during upcycles.

6.	Strong Customer and Partner Relationships Driving Collaborative Innovation

•

Our business focuses on the development and supply of competitive memory solutions. This focus on memory products positions us as a dedicated, non-competing technology partner to our customers. Our focused business model has enabled us to build an extensive global customer base, consisting of the world’s leading technology companies, and relationships with partners across the semiconductor supply chain.

•

We actively engage with our customers and partners from the earliest stages of product conceptualization and design, ensuring our memory solutions are designed to meet the evolving requirements in the AI era. These collaborations position us as a long-term key supplier in the memory value chain as deep customization and integration lead to substantial switching costs, which serve as a strong barrier to entry.

7.	Solid Financial Profile that Enables Capacity for Continued Strategic Investments

•

Supported by an efficient cost structure and disciplined capital expenditure management, we have maintained financial discipline and investment-grade credit metrics in recent years. With a strong semiconductor recovery cycle underway, we have benefited from operating leverage as average selling prices improve and our product mix shifts toward higher value-added products

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such as HBM and eSSD, resulting in revenue of ~~W~~97 trillion, revenue growth of 46.8% year-over-year and Adjusted EBITDA margin (calculated by dividing Adjusted EBITDA by revenue) and net margin (calculated by dividing profit by revenue) of 62.9% and 44.2% in 2025, respectively. In the first quarter of 2026, we recorded revenue of ~~W~~53 trillion, revenue growth of 198.1% compared to the first quarter of 2025 and Adjusted EBITDA margin and net margin of 78.6% and 76.7%, respectively.

•

Our balance sheet resilience is supported by prudent leverage, diversified funding sources and a strong liquidity position. As of March 31, 2026, we held ~~W~~54 trillion in cash and cash equivalents including short-term financial instruments and short-term investment assets. In addition, our liabilities-to-equity ratio (ratio of total liabilities divided by total equity) decreased from 87.5% as of December 31, 2023 to 35.6% as of March 31, 2026.

•

As the semiconductor industry is highly capital-intensive, our robust financial fundamentals provide sufficient capacity and flexibility to continually re-invest in cutting-edge technology and manufacturing infrastructure, thereby sustaining our technological leadership and competitive edge in the long term.

Our Strategy

We are committed to expanding our position in high-value memory solutions, scaling our global manufacturing capacity and developing new technologies that are aligned with increasing demand related to AI and next-generation computing. In the past, memory semiconductor companies provided commodity components. However, in the AI era, memory semiconductors are playing a critical role in optimizing the performance of AI and next-generation computing, and our vision is to cooperate closely with our customers and partners to better understand and address their needs, proactively participate in designing the landscape of the AI ecosystem, and become a “Full Stack AI Memory Creator.” Our vision is supported by robust financial management, disciplined capital investments and continuous innovation across the memory value chain, positioning us to play a leading role in the global AI infrastructure buildout while fostering sustainable shareholder returns.

1.	Solidifying Technological Leadership and Memory Innovation

•

We aim to solidify our strong market position and technological capabilities across multiple memory product segments. This involves advancing our technology roadmap in alignment with the evolving needs of AI and high-performance computing, where memory architectures are facing increasing pressure to deliver higher bandwidth, better power efficiency and more modular integration.

•

We strive to strengthen our technological leadership in the HBM segment to further solidify our market leading position. HBM is a highly complex product that requires implementation of advanced production processes such as TSV packaging technology and compliance with rigorous testing and approval processes required by our customers. Leveraging our proven track record of development and mass production of successful products such as HBM3E, we have established a differentiated technological edge. We aim to further enhance our ability to satisfy our customers’ testing and approval processes and seamlessly translate them to efficient mass production. We also strive to enhance our advanced packaging technologies to widen our technological gap in the HBM segment and develop our next-generation of HBM products, while further strengthening our production and cost competitiveness.

•

Leveraging our technological leadership, we are expanding our DRAM offerings beyond traditional DRAMs to include AI-optimized DRAM solutions under the “AI-D” architecture framework, comprising (i) AI-D O (Optimization) for low-energy use while delivering high performance such as MRDIMM and SoCAMM2, (ii) AI-D B (Breakthrough) for high density

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and flexible memory allocation such as CMM and LPDDR6 PIM and (iii) AI-D E (Expansion) for specialized DRAMs for specific use beyond data centers, such as robotics, mobility and industrial automation. We believe our specialized solutions are better suited to meet emerging demands in AI inference, edge computing and memory disaggregation, supporting more power-efficient and flexible system designs at a time when memory performance is becoming an increasingly important differentiator in AI workloads.

•

As AI workloads continue to grow in scale and complexity, the role of NAND flash memory is evolving. To address this, we are enhancing our NAND portfolio with a focus on performance, density and system-level integration. As part of this effort, we are accelerating our transition to 321-layers technology and development of next-generation eSSDs with industry-leading capacity of 245TB that are tailored to the needs of large scale data centers. Additionally, we are advancing a roadmap of AI-optimized NAND solutions under the “AI-N” architecture framework, comprising (i) AI-N P (Performance) for high-speed, low-latency response, (ii) AI-N B (Bandwidth) leveraging HBF technology for advanced parallelism and stacking and (iii) AI-N D (Density) enabling high-capacity storage in a compact form factor. These solutions are designed to support a wide range of AI use cases, from data pre-processing and model training to retrieval-augmented generation and multi-modal inference.

•

To further grow our role as a visionary leader and critical co-developer of the AI ecosystem, we are establishing global research centers in the United States, China and Japan. They will further provide valuable insights into evolving computing system architecture and strengthen collaboration with global technology companies. This initiative significantly enhances our ability to not only anticipate future requirements of memory semiconductors but also to actively shape the next generation of AI-optimized memory solutions.

2.	Strengthening Customer and Partner Relationships and Developing Customized HBM Products

•

We are proactively preparing for future demands by strengthening our customer relationships, better understanding their needs and developing custom HBM solutions. In June 2026, we announced a technology partnership with NVIDIA Corporation (“NVIDIA”) to advance next-generation memory aligned with NVIDIA’s AI infrastructure roadmap, which also includes the supply of memory semiconductors. To further solidify our HBM leadership, we are strengthening customer relationships through dedicated personnel that cover specific key customers and work closely with them to better understand their specific needs. We plan to provide comprehensive support during various development phases of the customers’ end products and proactively offer them solutions through differentiated technological capabilities while maintaining cost competitiveness. Concurrently, we are strategically pursuing customer diversification beyond traditional AI accelerator providers, including leading cloud service providers to broaden our market presence.

•

We are aggressively investing in the development of HBM4E and future generations of DRAMs, focusing on critical technologies such as custom base die integration and advanced stacking techniques. These innovations enable customized HBM solutions that are designed to improve performance for our customers’ specific architecture and workload requirements. These efforts, pursued in close collaboration with key AI ecosystem partners, are strategically aimed at addressing evolving AI market demands that are shifting from general-purpose performance to inference efficiency and cost optimization, thereby ensuring that our HBM solutions continue to support advancements in performance of AI accelerators.

3.	Pursuing Production Capacity Expansion in Korea to Address Growing Demand

•	To meet the rising demand for advanced memory driven by AI training, inference and cloud-scale workloads, we are executing capacity expansion plans over the next decade.

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Subject to market demand for our products, the production outlook of the global memory semiconductor industry and general global economic conditions, we are targeting to double our wafer production capacity within the next five years and continue to expand our capacity beyond such period. We may delay or not implement some of our capital expenditure plans based on our assessment of such market conditions. We believe that our efforts to better understand the needs of our customers will enable us to optimally adjust our capital expenditure plans on a timely basis and more effectively respond to changes in market conditions.

•	Our current capacity expansion projects include:

•

Yongin Semiconductor Cluster: We are currently constructing a multi-fab cluster in Yongin, Korea. The first fab will consist of six cleanrooms, and we are currently planning to sequentially construct three additional fabs, subject to evolving market conditions of the memory semiconductor industry. We began construction of our first fab at the Yongin complex in February 2025 and are expediting the completion of phase 1 of the first fab to the first quarter of 2027.

•

Cheongju M15X: M15X is a next-generation extension fab in Cheongju, Korea that is dedicated primarily to the production of HBM and high-performance DRAM products. It incorporates EUV lithography and advanced cleanroom automation, serving as a blueprint for future fabs. This site anchors our near-term ability to meet rapidly increasing HBM demand. We began our wafer in process in the first quarter of 2026 and expect to gradually ramp up our production volume.

•

Cheongju P&T7 Fab: We are currently constructing an advanced packaging plant in Cheongju, Korea primarily for packaging AI memory products. We are expediting the completion of its first cleanroom by the end of 2027.

•

We maintain a disciplined capital allocation policy, targeting a capex-to-sales ratio in the mid-30% range based on a rolling three-year average. This approach is intended to preserve financial flexibility while supporting our long-term technology leadership.

4.	Investing in U.S.-Based Advanced Packaging Facility to Support AI Memory Demand

•

As part of our strategy to establish a local manufacturing presence in our largest market, we are investing approximately ~~W~~5,900 billion to construct our first U.S. production facility in West Lafayette, Indiana. The facility will focus on the advanced packaging of HBMs for use in AI accelerators, and we are targeting completion of the first cleanroom in the second half of 2028.

•

The Indiana site will also house research and development and reliability evaluation centers, enabling closer collaboration with North American customers including large cloud service providers, AI chipmakers and system original equipment manufacturers (“OEMs”).

•

This investment enhances geographic diversification of our production facilities and enables us to benefit from federal subsidies and loans from the U.S. Department of Commerce under the CHIPS Act. We believe that it also enhances joint activities with our key customers in the United States for customized memory solutions, including reduction of product development lead time and acceleration of commercialization.

5.	Expanding Our Role Beyond that of a Memory Semiconductor Producer in the AI Era

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To capitalize on the growing opportunities in the AI era, we established a dedicated entity in the United States for making strategic investments in AI innovators. Established in March 2026, the entity will proactively identify investment opportunities in companies with cutting-edge AI capabilities, with the goal of accelerating discovery of innovative AI solutions.

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We plan to commit US$10 billion to the new entity with the funds to be deployed by 2030 on a capital-call basis as suitable investment opportunities are identified. Our initial focus will be on securing AI architecture and software technologies, with plans to gradually expand investments across the AI ecosystem.

6.	Focusing on Financial Management to Provide Sustainable Shareholder Returns

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We will continue to focus on strengthening our balance sheet and optimizing cash flows to ensure financial resilience across market cycles. We plan to pursue prudent working capital management and implement disciplined investment strategies that are strategically aligned with our long-term objectives to balance growth with profitability.

•

We are committed to our shareholder return policy, under which we evaluate dividends and share repurchase programs in light of our financial performance, market conditions and long-term strategic investment needs. We seek to maintain an appropriate balance between investing in innovations and production capacity expansions for future growth in alignment with our strategic objectives against returning value to our shareholders.

•

As part of our efforts to enhance shareholder returns, we retired 15.3 million treasury shares in February 2026, which represent all of our treasury shares other than those reserved for employee compensation and conversion of outstanding exchangeable bonds. We also increased our dividend payments for 2025 to ~~W~~3,000 per share compared to ~~W~~2,204 per share for 2024. On April 22, 2026, we declared a dividend of ~~W~~375 per share for the first quarter of 2026 in line with that for the first quarter of 2025. We will continue to monitor our earnings and cash flow trends while exploring measures such as dividend payments and share buybacks to further enhance shareholder returns, including in the remainder of 2026.

History

In 1983, our predecessor, Hyundai Electronics Industries Co., Ltd. (“Hyundai Electronics Industries”), entered the memory semiconductor industry with the construction of its first fab in Icheon, Korea. In December 1996, Hyundai Electronics Industries became a public company through an initial public offering and listing of its common shares on the KRX KOSPI Market. In May 1999, Hyundai Electronics Industries acquired the memory semiconductor business of the LG Group, and such business was subsequently merged into Hyundai Electronics Industries.

In response to a substantial decline in global DRAM prices as a result of worldwide oversupply, Hyundai Electronics Industries underwent a corporate restructuring starting in 2001, including divestment of non-core businesses and a restructuring of its debt through debt cancellations, extensions of maturities and reductions of interest rates as well as a debt-to-equity swap with its creditors. In March 2001, Hyundai Electronics Industries changed its name to Hynix Semiconductor Inc. (“Hynix Semiconductor”), and the Korea Fair Trade Commission approved its disaffiliation from the former Hyundai Group in August 2001. In February 2012, the former creditors of Hynix Semiconductor sold their remaining interest in us to SK Telecom Co., Ltd. (“SK Telecom”). Hynix Semiconductor changed its name to SK hynix Inc. in March 2012. As of March 31, 2026, SK square Co., Ltd. (“SK square”), which was demerged from SK Telecom in 2021, held a 20.5% interest in us.

Products and Applications

We sell a wide variety of DRAM and NAND flash memory products with various configuration options, architectures and performance characteristics tailored to meet application- and customer-specific needs. We also conduct our foundry business through SK hynix system ic and SK keyfoundry, our wholly-owned subsidiaries. We acquired SK keyfoundry in August 2022.

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The following table sets forth our revenue by principal product category and the related percentage data for the periods indicated.

	Three Months Ended March 31,						Year Ended December 31,
	2026			2025			2025			2024			2023
	Revenue		%	Revenue		%	Revenue		%	Revenue		%	Revenue		%
	(In billions of Won, except for percentages)
DRAM	~~W~~	40,659	77.3%	~~W~~	14,037	79.6%	~~W~~	74,904	77.1%	~~W~~	44,732	67.6%	~~W~~	20,769	63.4%
NAND Flash		11,574	22.0		3,229	18.3		20,690	21.3		19,274	29.1		9,653	29.5
Other Products		343	0.7		373	2.1		1,552	1.6		2,187	3.3		2,344	7.2

Total	~~W~~	52,576	100.0%	~~W~~	17,639	100.0%	~~W~~	97,147	100.0%	~~W~~	66,193	100.0%	~~W~~	32,766	100.0%

DRAMs

DRAMs are a type of random access memory semiconductor and are the highest density and lowest cost per bit memory component generally available for high-speed digital data storage and retrieval. Sales of DRAMs accounted for 77.3% of our total revenue in the first quarter of 2026 and 79.6% in the first quarter of 2025, and 77.1% in 2025, 67.6% in 2024 and 63.4% in 2023. We offer a wide range of traditional DRAMs as well as advanced DRAMs for applications with higher performance requirements. Our advanced DRAMs are primarily used in servers, graphics, mobile, PC and other consumer electronics applications.

Server Memory. Data centers that provide cloud computing services utilize our high-density DRAM memory modules that are specifically designed for servers. Demand for such products is driven by the growing popularity of analytics applications based on AI and machine learning technologies that require sophisticated big data cloud computing, as well as the build-out of 5G mobile infrastructure utilizing edge computing paradigms that bring computation and data storage closer to the location where they are needed to improve response time and save bandwidth. Our representative server memory module products are offered in densities ranging from 16 gigabyte (“GB”) to 256 GB in DDR4 and DDR5 configurations.

Graphics Memory. In recent years, the increasing popularity of AI has substantially increased demand for high-end GPUs that utilize advanced graphic memory products using HBMs. HBMs are advanced memory semiconductors designed to deliver fast data transfers while using less power, making them especially useful in high-performance applications such as GPUs, AI and high-performance computing. Unlike traditional DRAM, HBM connects multiple vertically stacked memory chips through TSV packaging technology. Typically, HBMs are placed very close to the processors, allowing a wide data pathway and shorter communication distance. Our representative advanced HBM configuration graphics memory products include HBM3E (generation 3 extension) 8Hi and HBM3E 12Hi.

The increasing popularity of high-resolution online games and 4K and 8K video content streaming and production of online media content and cinematic 3D motion graphics have also contributed to a steady increase in demand for traditional graphics memory products that are primarily used in GPUs and other graphics cards. Our representative traditional graphics memory products are offered in densities ranging from 8 gigabit (“Gb”) to 16 Gb in GDDR6 or GDDR7 configurations.

Mobile Memory. Our mobile memory products are designed to have low-power and high-bandwidth features that are optimized for use in mobile devices such as smartphones and tablets. Although growth in the global sales volume of smartphones has decreased in the past decade, we believe that increases in memory density per device will continue to contribute to growth in demand for mobile memory products. Our representative mobile memory products are offered in densities ranging from 4 GB to 12 GB in an LPDDR4X configuration, 8 GB to 18 GB in an LPDDR5 configuration and 16GB in LPDDR5T and LPDDR5X configurations that provide faster data-processing speed while consuming less power. We

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expect the demand for high-density and high performance mobile memory products to increase in the future, driven by an increase in demand for mobile phones with on-device AI capabilities that we believe will play an increasingly important role as a hub for personal AI applications.

PC Memory. We offer traditional DRAMs that are primarily used in the PC industry. Our representative memory module products are offered in densities ranging from 4 GB to 32 GB in a DDR4 configuration to 8 GB to 32 GB in a DDR5 configuration that offer higher performance, lower power consumption and better resiliency compared to DDR4. In the past, the introduction of new or updated Windows operating systems has resulted in the upgrade of PCs, which in turn has increased the demand for traditional DRAMs. We expect the demand for high-density and high performance PC memory products to increase in the future, driven by an increase in usage of AI applications in work and home PCs.

Consumer Memory. We also offer traditional DRAMs for use in various consumer electronics devices. We design our consumer memory products to meet the specific requirements of our customers and offer a full lineup of standardized to highly advanced products in various specifications. We believe that increasing demand across robotics, mobility and industrial automation will contribute to the continued growth in demand for consumer memory products.

NAND Flash Memory

NAND flash memory is a non-volatile memory device, which retains memory content even when power is turned off. Sales of NAND flash memory products accounted for 22.0% of our total revenue in the first quarter of 2026 and 18.3% in the first quarter of 2025, and 21.3% in 2025, 29.1% in 2024 and 29.5% in 2023. In the past, we sold NAND flash memory products principally for use in portable devices with storage needs, such as USB drives and digital still cameras. In more recent years, the increasing popularity of more advanced smartphones and tablets with multimedia functions as well as increases in consumption of high-resolution content have contributed to growth in demand for NAND flash memory products. In addition, NAND flash memory-based SSDs, which provide faster and more reliable data access and consume less power compared to hard disk drives, have replaced hard disk drives as the main storage device for laptops and servers. Enterprise use of SSDs is expected to increase further as cloud computing services offered by data centers and IoT applications with higher storage requirements and real-time data-processing needs continue to evolve.

We manufacture our NAND flash memory products primarily in triple-level cell and quad-level cell formats. In order to more effectively respond to evolving market trends, we continue to invest in enhancements to our NAND stacking technology, which enables NAND flash memory cells to be stacked vertically in multiple layers, and we are working toward transitioning the mass production of our NAND flash memory products from utilizing 176 layers to 321 layers technology. We offer a wide range of NAND flash memory products in various application formats, including eSSD, consumer SSD, UFS, eMMC and MCP. In the SSD market, our representative SSD products for enterprise customers are offered in densities ranging from 480 GB to 122 TB, and our representative SSD products for retail customers are offered in densities ranging from 128 GB to 2 TB.

In October 2020, we agreed to acquire the NAND flash memory and storage business of Intel, including the NAND flash memory manufacturing facility in Dalian, China, NAND flash memory and SSD-related intellectual property and research and development personnel. As consideration for the Intel NAND Business Acquisition, we paid US$6.6 billion in December 2021 and US$2.2 billion in March 2025. With the Intel NAND Business Acquisition, we believe that we have enhanced the competitiveness of our storage solution (including eSSDs) capabilities in the rapidly growing NAND flash memory market. We created a subsidiary in the United States to operate the acquired business under the brand name “Solidigm.” Solidigm utilizes its industry-leading NAND SSD and quad-level cell NAND flash memory technology and manufacturing capability to offer a portfolio of advanced NAND flash memory solutions, particularly high-end eSSDs.

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Other Products and Services

We operate our foundry business through SK hynix system ic and SK keyfoundry, our wholly-owned subsidiaries. Our foundry business primarily produces non-memory semiconductors hat have been designed by our customers. As part of our efforts to expand our foundry business and 8-inch foundry capacity, we acquired SK keyfoundry in August 2022 for ~~W~~576 billion.

In March 2025, we decided to integrate our CIS business unit into our AI memory operations as part of our strategy to strengthen our competitiveness.

Customers, Sales and Marketing

We have a global customer base consisting of leading manufacturers and OEMs of consumer electronics products, AI accelerators, communications equipment, PCs, servers and workstations. Our two largest customers represented 14.8% and 12.4%, respectively, of our total revenue in the first quarter of 2026 and our largest customer represented 23.9% of our total revenue in 2025. See note 4 of the notes to the Interim Financial Statements and note 4 of the notes to the Audited Financial Statements, respectively. In addition to establishing a strong long-term customer base, we actively seek to expand our customer base by targeting emerging markets.

The following table sets forth our revenue by region based on the location of sales entities and the related percentage data for the periods indicated.

	Three Months Ended March 31,						Year Ended December 31,
	2026			2025			2025			2024			2023
	Revenue		%	Revenue		%	Revenue		%	Revenue		%	Revenue		%
	(In billions of Won, except for percentages)
United States	~~W~~	33,999	64.7%	~~W~~	12,795	72.5%	~~W~~	66,885	68.8%	~~W~~	41,961	63.4%	~~W~~	15,390	47.0%
China		12,797	24.3		2,694	15.3		19,136	19.7		15,534	23.5		10,110	30.9
Asia(1)		4,473	8.5		1,258	7.1		7,216	7.4		5,381	8.1		4,297	13.1
Europe		1,128	2.1		449	2.5		1,977	2.0		1,413	2.1		935	2.9
Korea		179	0.3		443	2.5		1,932	2.0		1,904	2.9		2,034	6.2

Total	~~W~~	52,576	100.0%	~~W~~	17,639	100.0%	~~W~~	97,147	100.0%	~~W~~	66,193	100.0%	~~W~~	32,766	100.0%

(1)	Other than China and Korea.

Sales outside of Korea are primarily conducted through our overseas sales subsidiaries, including those located in the United States, Europe, China, Japan, India, Taiwan, Singapore and Hong Kong. Our sales subsidiaries typically sell directly to our customers. We also rely on semiconductor product distributors depending on the characteristics of the customer base and geographic location. Such distributors typically carry a wide variety of different products, including our products and those of our competitors, in inventory for onward sale to their customers. Our sales subsidiaries have significantly reduced their dependence on distributors, relying more on their internal sales and marketing teams to sell directly to our end customers.

In line with the increase in segmentation within the DRAM market and the growth of applications that require tailored memory solutions, we have focused our sales and marketing activities on expanding our long-term customer base who look to us as their preferred supplier of advanced memory products. We believe having a diversified portfolio of long-term customers makes us less susceptible to variations in demand in different market segments, especially in the traditional DRAM market. Our customers look for reliability, scale and timely delivery, and we believe that our close relationships with our strategic customers enable us to anticipate market trends and evolving customer product needs more effectively. The supply arrangements for our products are designed to take into consideration our ongoing partnerships with key customers. Specific quantities and pricing are typically determined through mutual agreement at the time of purchase, taking into account market conditions and demand.

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We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer in accordance with our internal credit guidelines. We maintain three general categories of customer accounts:

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Strategic accounts for global OEMs: Our chief financial officer conducts a comprehensive review of all strategic account customers at least once each year. Our chief financial officer has discretion to adjust credit limits for all strategic account customers, including downgrades.

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Core accounts for leading OEMs: Core accounts are monitored, and credit limits adjusted, by the respective core account managers at our headquarters who report directly to our chief financial officer at least once each year.

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Local accounts for smaller-scale OEMs and distributors: Local accounts are required to pay in cash and customers are typically unable to obtain credit in excess of the value of the collateral provided, typically a letter of credit.

We consider each customer’s current and potential contribution to our overall sales, industry leadership and product technology as well as other quantitative and qualitative criteria to determine individual credit limits. We also take certain measures, such as factoring arrangements and procurement of insurance for trade receivables, to protect us from excessive exposure to credit risks. We have not experienced any material problems relating to customer payments in recent years.

Product Warranty

Despite our quality control efforts, we may ship products that do not fully comply with customer specifications, contain defects or are otherwise incompatible with their intended uses. Under our general terms and conditions of sale and in accordance with industry practice, we provide a multi-year warranty that is usually limited to repair or replacement of defective items or return of, or a credit with respect to, amounts paid for such items. From time to time, we may provide more extensive warranty coverage to certain customers.

Investments and Acquisitions

We continually seek out opportunities to further our strategic objectives, including by making investments and acquisitions, to further solidify our market position as a leading semiconductor company in the world. Such strategic initiatives have increased in response to the growing diversity and complexity of memory semiconductors and applications, demand for technological enhancements and increasing costs associated with keeping pace with industry developments. We believe that such strategic initiatives will not only assist in maintaining and growing our presence in existing markets but also provide us with a cost-effective means of accessing new markets, products and technologies.

From time to time, we have acquired minority equity stakes in other industry players to further strengthen our business relationships and may do so again in the future. For example, in June 2018, we participated as a member of the Bain Consortium in its purchase of a stake in Kioxia from Toshiba Corporation. As a member of the Bain Consortium, we invested ~~W~~2,637 billion for an indirect limited partnership interest in SPC 1, which in turn holds an equity interest in Kioxia. In addition, we invested ~~W~~1,279 billion to acquire a convertible bond issued by a second special purpose company, SPC 2, which is convertible into an approximately 15.0% equity interest in SPC 2. SPC 2 in turn holds an equity interest in Kioxia. As of March 31, 2026, the book value of our investment in SPC 1 was ~~W~~6,616 billion, and the book value of our investment in the convertible bond issued by SPC 2 was ~~W~~13,609 billion, which are accounted for as financial assets measured at fair value through profit or loss.

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We may also pursue acquisitions of complementary businesses and technologies rather than internally develop similar businesses or technologies.

Intel NAND Business Acquisition

In October 2020, we agreed to acquire the NAND flash memory and storage business of Intel, including the NAND flash memory manufacturing facility in Dalian, China, NAND flash memory and SSD-related intellectual property and research and development personnel. As consideration for the Intel NAND Business Acquisition, we paid US$6.6 billion in December 2021 and US$2.2 billion in March 2025. The Chinese State Administration for Market Regulation granted a conditional business combination approval for such acquisition with certain conditions, including the obligation to maintain a reasonable pricing policy and production level and support the entry of third-party competitors in the Chinese eSSD market for five years from December 2021. Given our current outlook for sustained strong demand for NAND flash memory products throughout 2026, we expect the obligation to maintain a reasonable pricing policy will limit our ability to significantly increase the price of our NAND flash memory products sold in China in 2026. We may apply for a waiver of such conditions after expiration of the five-year period, and the Chinese State Administration for Market Regulation would then determine whether to approve the waiver based on the competitive landscape of the Chinese eSSD market at that time, among others.

We believe that the Intel NAND Business Acquisition has enhanced the competitiveness of our storage solution (including eSSDs) capabilities in the rapidly growing NAND flash memory market. We created a subsidiary in the United States to operate the acquired business under the brand name “Solidigm.” Solidigm utilizes its industry-leading NAND SSD and quad-level cell NAND flash memory technology and manufacturing capability to offer a portfolio of advanced NAND flash memory solutions, particularly high-end eSSDs.

SK keyfoundry Acquisition

As part of our efforts to expand our foundry business and 8-inch foundry capacity, we acquired SK keyfoundry in August 2022 for ~~W~~576 billion.

Competition

We operate in an intensely competitive market, which has been characterized by the erosion of selling prices, frequent product enhancements from changes in technology and relatively short product life cycles. During the past decade, the memory semiconductor industry has experienced consolidation as well as the formation of strategic alliances. Our major competitors in the DRAM market include Samsung Electronics, Micron Technology and CXMT. Our major competitors in the NAND flash memory market include Samsung Electronics, Kioxia, Micron Technology and Sandisk.

The competitiveness of our principal product lines are based on the following factors:

•	pricing;

•	manufacturing costs, yields and product availability;

•	product performance, quality and reliability;

•	successful and timely development of new products and manufacturing processes;

•	ability to tailor products to specific designs required by customers;

•	ability to deliver products in large volumes on a timely basis;

•	ability to meet changes in customer demand;

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•	marketing and distribution capability;

•	customer service, including technical support; and

•	brand recognition and financial strength.

Entry into the memory semiconductor industry requires substantial capital expenditures and significant technological and manufacturing expertise. Although we believe that our production capabilities, experience and technological expertise provide “time to market” and economies of scale advantages, we face increasing competition from emerging companies that may significantly expand the scale of their operations, as well as from potential repositioning and expansion by storage solution companies and customers that may develop memory solutions in-house. In addition, in recent years, various industrialized countries have taken measures to promote the development and expansion of high-technology industries, which may intensify the competitive landscape of the semiconductor industry. For example, in August 2022, the U.S. Government enacted the CHIPS Act, which provides federal aid to promote emerging industries in the United States, including measures to strengthen the United States’ domestic semiconductor manufacturing capabilities. Such efforts may incentivize U.S. semiconductor companies to invest in the expansion of their production capabilities. As part of its efforts to promote a robust semiconductor supply chain, the U.S. Government has also initiated the Chip 4 Alliance, a new U.S.-Asian semiconductor partnership among the United States, Korea, Japan and Taiwan. In recent years, such an alliance has led China to take measures to more actively develop its semiconductor manufacturing capabilities, which may further intensify competition in the global semiconductor industry.

Equipment and Suppliers

Like other memory semiconductor manufacturers, we also depend on a limited number of manufacturers in the Netherlands, the United States and Japan for our key equipment. The principal pieces of equipment we use to manufacture our semiconductors include steppers, scanners, tracks, etchers, furnaces, wet stations, implanters, chemical vapor deposition equipment, metrology inspection equipment and chemical mechanical planarization equipment. We also seek to maintain equipment with the ability to test a variety of different memory semiconductors. In addition to specialized testing equipment, we maintain a variety of other types of equipment which are also used in the testing process, such as automated handlers and probers (with special handlers for wafer probing), reformers and PC workstations for use in software development.

We generally seek to obtain testing equipment with similar functionality from various vendors. However, our purchases of high-end equipment have historically been limited to several manufacturers. In periods of high market demand, the lead times from order to delivery of such equipment can be over one year. We seek to manage this process through the early reservation of appropriate delivery slots and constant communication with our equipment suppliers.

Raw Materials and Supplies

The raw materials used in our semiconductor fabrication process include polished silicon wafers, chemicals, metals such as titanium and aluminum, gases and subsidiary materials. Wafers are the most significant raw material in terms of cost, representing approximately 10% of our cost of sales in recent years. The other principal raw materials used in the assembly of our products include substrates, gold wire, wafer backside lamination tape and printed circuit boards. We source most of our raw materials, including wafers, from suppliers in Korea, Japan and the United States. In addition, our manufacturing processes also require a significant amount of electricity and purified water. In order to obtain reliable electricity and water supplies, we maintain back-up power and water storage facilities.

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We are not dependent on any one supplier for a substantial portion of our raw material requirements for fabrication and packaging, and we believe that we generally have access to alternative sources of supply for our principal raw materials. However, from time to time, we and other semiconductor manufacturers have experienced shortages and increases in lead times for the delivery of raw materials, which in turn have resulted in interruptions in production and delivery of products from time to time. To minimize the risk of significant interruptions to supplies of our principal raw materials, we have entered into multi-year supply agreements with our key material suppliers and plan to enter into similar agreements with other major suppliers, as well as diversify the geographic location of key international suppliers and increase sourcing from suppliers in Korea.

Our purchasing strategy prioritizes the capability of a supplier to meet our development and production requirements. Our principal raw material suppliers are selected primarily based on the technical requirements established by our engineers, quality control staff and purchase staff. Our purchases are generally planned at the end of the year based on the non-binding forecasts provided by our customers. To improve material quality, we have also undertaken regular information exchange and joint research and product development with strategic suppliers of raw materials.

Manufacturing

Manufacturing Processes

The manufacturing process for DRAMs involves etching a hole into the substrate. The front-end production of a semiconductor begins with the mask-making process, in which each layer of the pattern of the circuit is duplicated on a photographic negative, known as a mask, by an electron beam generator. Next, raw silicon wafers are oxidized and modified to form transistors, and semiconductor materials are applied to the wafer in multiple layers through a series of patterning, etching, deposition and implantation processes. Each of these processes is conducted in a highly controlled, clean environment. Dust particles, equipment errors, minute impurities in materials or defects in photo masks cause wafers to be discarded or chips to be non-functional.

The back-end production process involves inspection of individual semiconductors, called “chips” or “dies.” Chips that fail this test are either scrapped or repaired by laser trimming. A wafer is then cut into individual dies. Good chips are connected to a conductive lead frame through wire bonding and the bonded semiconductors are then encapsulated using a plastic mold compound or a ceramic casing. These packaged semiconductors are fully tested for functionality and reliability using specialized testing equipment. DRAMs in HBM configurations are manufactured by stacking multiple memory chips vertically and connected using TSV packaging technology.

The manufacturing process for NAND flash memory products is substantially similar to that of DRAMs, but does not include the capacitor manufacturing step. Consequently, NAND flash memory production, as compared to that for DRAMs, results in increased efficiency in utilizing fab space, reduced yield risk and reduced turn-around time.

Due to the competitive nature of the memory semiconductor market, manufacturers are continually seeking the most optimal production methods. The five most important determinants of competitive advantage in production are:

Yield. Yield means the percentage of “good dies” per wafer. Manufacturing processes and quality control need to be optimized to generate maximum yield.

Line Width/Layer. Line width is the minimum feature size or distance between two features (lines) on a chip. Transitioning to finer line-widths is important in order to increase the number of dies per wafer and eventually reduce cost per bit. Leading manufacturers are currently manufacturing using 1a,

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1b and 1c nm class technology for DRAMs and 176/238/321 layers technology for NAND flash memory products. Different manufacturers define line width differently and there may be slight variations in feature size for any given line-width process technology.

Wafer Size. The number of chips produced depends on the technology used and the size of the wafer. Typically, semiconductor manufacturers, including us, manufacture using wafers with a diameter of 12 inches.

Density. Density is measured by the number of memory cells per chip. For a given wafer size, assuming the same process technology, doubling the density doubles the area used on the wafer and the price received upon selling the chip. The assembly and final testing costs remain the same.

Cycle Time. Semiconductor manufacturing is composed of several hundred wafer processing steps. As more advanced technology such as finer line width is adopted, additional manufacturing process steps are required, which results in lengthened cycle time. Controlling the level of cycle time is becoming more critical in order to maintain competitiveness.

Manufacturing Facilities

We own and operate fabs located in Icheon and Cheongju, Korea and Wuxi and Dalian, China. The Icheon facility is located approximately 80 kilometers from Seoul. The Cheongju facility is located approximately 140 km from Seoul. The Wuxi facility is located approximately 140 kilometers from Shanghai. The Dalian facility, which was purchased from Intel in December 2021, is located in the third-most populous city of Northeast China on the southern tip of the Liaodong peninsula.

The following table sets forth information regarding our fabs as of March 31, 2026:

Fab	Product Category	Commencement of Operations
Icheon, Korea
M10	DRAM	Second quarter of 2005
M14	DRAM	Third quarter of 2015
M16	DRAM	First quarter of 2021
Cheongju, Korea
M11	NAND flash	Second quarter of 2008
M12	NAND flash	Second quarter of 2012
M15	NAND flash	Fourth quarter of 2018
Wuxi, China
C2	DRAM	Third quarter of 2006
C2F	DRAM	Second quarter of 2019
Dalian, China
Dalian	NAND	Purchased from Intel in December 2021(1)

(1)	For a discussion of the Intel NAND Business Acquisition, see “Business — Investments and Acquisitions — Intel NAND Business Acquisition.”

Our fabs operate at full utilization, 365 days a year, 24 hours a day on a three-shift, eight hours per shift basis, providing capacity to support expected growth while maintaining operational flexibility. Maintenance at each facility is performed concurrently with production. Our fabs are staffed with engineers, technicians and other employees whose duty is to monitor design and production processes to ensure high quality. These employees include line inspectors who work with members of the production staff to conduct examination, testing and fine-tuning of products during the production process. Quality control personnel are involved from initial design to production. We may periodically adjust our production capacity based on market demand for our products, the production outlook of the global memory semiconductor industry as well as general global economic conditions.

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We also own and operate assembly and testing facilities for back-end processing of our products in Icheon and Cheongju, Korea and Chongqing, China. We also utilize a factory operated by HITECH Semiconductor in Wuxi, China, a joint venture company established by us and Wuxi Taiji Industry Co., Ltd. (“Wuxi Taiji Industry”). As of March 31, 2026, we held a 45.0% interest in HITECH Semiconductor.

As part of our efforts to reduce unit manufacturing costs, improve manufacturing yields and enhance our profitability, we periodically phase out the operations of our older fabs or upgrade them to new fabs that implement more advanced processing technologies. In addition to regular maintenance and enhancement of existing fabs, in October 2025, we completed the construction of a new extension fab called “M15X” in Cheongju, which we plan to utilize to further increase our production capacity of next-generation DRAMs. We began our wafer in process at the M15X in the first quarter of 2026 and expect to gradually ramp up our production volume. As part of our efforts to ensure our long-term competitiveness, we have also announced initiatives to construct an integrated industrial complex in Yongin, Korea for our next generation of fabs and research and development facilities. We began construction of our first fab at the Yongin complex in February 2025 and are targeting the completion of phase 1 of the first fab in the first quarter of 2027. We plan to finance the construction of the Yongin complex primarily through cash generated from our operating activities. We are currently constructing an advanced packaging plant called “P&T7” in Cheongju and are targeting the completion of its first cleanroom by the end of 2027. In December 2024, we also announced plans to build an advanced packaging plant in Indiana, United States, and are targeting the completion of its first cleanroom in the second half of 2028. Under the CHIPS Act, upon meeting certain project milestones, we may receive federal subsidies of up to US$458 million and loans of up to US$570 million from the U.S. Department of Commerce in connection with the Indiana complex. We plan to finance the remaining costs related to construction of the Indiana complex primarily through cash generated from our operating activities.

Our cash outflows for acquisitions of property, plant and equipment amounted to ~~W~~7,657 billion in the first quarter of 2026 and ~~W~~6,284 billion in the first quarter of 2025, and ~~W~~27,519 billion in 2025, ~~W~~15,946 billion in 2024 and ~~W~~8,325 billion in 2023. In 2026, we plan to increase our capital expenditures considerably compared to 2025. We periodically adjust our capital expenditure plans based on market demand for our products, the production outlook of the global memory semiconductor industry and general global economic conditions. We may delay or not implement some of our announced capital expenditure plans based on our assessment of such market conditions.

The following table summarizes our planned major capital expenditures projects as of March 31, 2026:

Project	Expected Construction Completion Date(1)	Total Expected Cost of Project
		(In billions of Won)
Phase 1 of fab 1 at the Yongin complex, Korea	First quarter of 2027	~~W~~	9,400	(2)
Phases 2 to 6 of fab 1 at the Yongin complex, Korea	End of 2030		21,600	(2)
P&T7 (advanced packing plant) in Cheongju, Korea	End of 2027		19,000	(3)
Advanced packaging plant in Indiana, United States	Second half of 2028		5,900	(3)

(1)	Not including installation of equipment.
(2)	Fab construction costs only and not including equipment and ancillary costs.
(3)	Including equipment and ancillary costs.

Research and Development

We compete in an industry characterized by rapid technological changes. Our research and development activities focus on maintaining technological leadership in advanced memory solutions through continual investment in next-generation semiconductor technologies and product development aligned with the growth of AI and other high-performance computing markets. Accordingly, we have

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made, and expect to continue to make, significant investments in our research and development activities. Our main research and development facilities are located in Icheon, Korea and we engage in various research and development activities, including in the areas of advanced process development, circuit and layout design, enhancement of manufacturing processes, process integration, photo mask design and development, physical and electrical analysis and simulation and modeling. We incurred expenditures on research and development of ~~W~~2,550 billion in the first quarter of 2026 and ~~W~~1,515 billion in the first quarter of 2025, and ~~W~~6,733 billion in 2025, ~~W~~4,854 billion in 2024 and ~~W~~4,101 billion in 2023. Of such amounts, we capitalized development costs of ~~W~~99 billion in the first quarter of 2026 and ~~W~~43 billion in the first quarter of 2025, and ~~W~~267 billion in 2025, ~~W~~418 billion in 2024 and ~~W~~351 billion in 2023 as intangible assets.

We have entered into a number of licensing and cross-licensing agreements with other manufacturers pursuant to which we obtain access to advanced technologies for incorporation into our own manufacturing processes. See “— Patents and Licensed Technologies.”

Patents and Licensed Technologies

Both our ability to develop our own technologies as well as our access, through licenses or other arrangements, to technologies of other leading international companies are important to our ability to design and manufacture competitive products. Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights relating to our products. As of March 31, 2026, on a standalone basis, we owned 4,823 patents, 130 trademarks, 18 copyrights and seven design rights in Korea and 16,680 patents, 263 trademarks, one copyright and four design rights outside Korea. Our patents are related primarily to semiconductors and semiconductor manufacturing processes.

We also license a number of patented technologies and processes from third parties under cross-licensing, technical assistance and other agreements. These agreements generally grant us a non-exclusive license to manufacture products in return for payment of royalties or a cross-license to manufacture and sell certain products both in Korea and overseas during a fixed but usually renewable term. We consider our technical assistance and licensing agreements to be important to our business and believe that we will be able to negotiate additional licenses as needed and renew existing agreements on commercially reasonable terms that will not adversely affect our ability to use the related technology.

Environmental Matters

Our manufacturing operations use and generate a variety of chemicals and gases, and we are subject to certain regulations relating to the use, storage, discharge and disposal of such chemicals and gases and other emissions and waste. We are vigorous in our efforts to engage in environmentally responsible management of, and to protect the environment from damage resulting from, our operations. We believe that our levels of pollution control are higher than those mandated by Korean and Chinese government standards. We employ licensed environmental specialists for various environmental areas, including air quality, water quality and toxic materials. We also operate a comprehensive environmental management system to eliminate or minimize the possible negative effects of our manufacturing processes on the environment and employees. We educate and train our employees in environmental issues and the proper handling of hazardous substances and requires adherence to corporate guidelines on environmental protection measures.

Our ESG Management Committee, chaired by our Chief Executive Officer, serves as the core executive-level decision-making body for our ESG management policies. Key matters discussed by such committee are reported upward to the Sustainable Management Committee under the Board, which provides company-wide oversight and final endorsement of ESG strategy, targets and performance.

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We undergo periodic internal reviews as well as inspection by external inspectors in accordance with ISO 14001 standards to monitor the operation and maintenance of our environmental management system. In order to continue certification, we are required to meet annual requirements in environmental policy, compliance, planning, management, structure and responsibility, training, communication, document control, operational control, emergency preparedness and response, record keeping and management review.

We also undergo periodic internal reviews as well as inspection by external inspectors in accordance with ISO 45001 standards to monitor the operation and maintenance of our occupational health and safety management systems.

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment, manufacturing facilities, research and development facilities and inventory. These insurance policies cover losses due to fire, earthquake, flood and other natural disasters. We also maintain liability and casualty insurance policies that cover various incidents, including work-related injuries to employees, product liability, environmental pollution liability and director and officer liability. We consider our insurance coverage to be consistent with market practice in the Korean semiconductor industry.

Employees

As of March 31, 2026, we, on a stand-alone basis, had 35,929 full-time employees, and, on a consolidated basis, had 47,639 full-time employees, including 35,321 in Korea, 11,333 in China and 591 in the United States. As of March 31, 2026, we, on a stand-alone basis, had 94 temporary employees and consultants. Our success depends to a significant extent upon our ability to attract, retain and motivate qualified employees. Such employees, particularly engineers, production managers and technicians in the memory semiconductor industry, are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. We seek to leverage the SK Group’s brand-recognition to attract top-tier talent from both Korea and outside Korea and strive to maintain an entrepreneurial, productive and innovation-focused culture.

We grant annual increases in basic wages and pays periodic bonuses. We also provide benefits such as medical insurance, employment insurance and workers’ compensation to our employees as well as providing fringe benefits including housing loans, periodic health checkups and the provision of childcare and recreational facilities. In addition, as of March 31, 2026, we had collective bargaining agreements with three labor unions, the two largest of which represented a total of 15,684 employees. Our latest collective bargaining agreements with such labor unions came into effect in April 2024 for a two-year term. We also engage in wage negotiations each year, which are retroactively applied for that year. In addition, we operate a profit-sharing incentive program linked to our operating results, which utilizes 10% of our operating profit as determined under K-IFRS. We have not experienced a strike or other material work stoppage in recent years. We generally consider our relations with our employees to be good.

Our full-time employees in Korea, including executive officers as well as non-executive employees, are subject to a pension insurance system pursuant to the National Pension Act of Korea, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account, as of the date of this prospectus. Such rates, however, are scheduled to

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gradually increase to 6.5% by 2033. We also operate defined benefit and defined contribution retirement pension plans for our employees. For further information regarding our obligations under our retirement pension plans, see Note 17 of the notes to the Interim Financial Statements.

Litigation and Regulatory Proceedings

We are subject to a number of claims and are a party to a number of legal and regulatory proceedings, including those that are incidental to the normal course of our business.

ITC Investigation in the United States

On February 17, 2026, as supplemented on February 25, 2026 and March 16, 2026, MonolithIC filed a complaint with the ITC naming us and Kioxia as respondents, alleging among others that certain of our DRAM and NAND products infringe seven patents owned by MonolithIC. The complaint requested that the ITC institute an investigation pursuant to Section 337 of the Tariff Act of 1930 and issue a limited exclusion order and cease and desist orders. On March 26, 2026, the ITC announced its decision to institute an investigation. The investigation is ongoing, and we are currently unable to predict its outcome.

Litigation Related to the Construction of our Indiana Facility

In June 2025, three residents of West Lafayette, Indiana filed lawsuits in the Tippecanoe County Circuit Court seeking to void a re-zoning ordinance adopted by the West Lafayette City Council. The ordinance re-zoned certain areas from residential to industrial use to facilitate the construction of our advanced packaging plant in Indiana, United States. See “— Manufacturing — Manufacturing Facilities” for a discussion of our plan to build such plant. The plaintiffs allege, among other things, that the re-zoning ordinance lacks a rational basis, was procedurally deficient and violated open door laws. We and the other defendants have moved for summary judgment, contending that the plaintiffs lack standing, among others. In May 2026, the court denied the defendants’ motion for summary judgment on the standing issue without prejudice, leaving the matter to be addressed at trial. The plaintiffs have also moved for summary judgment on certain issues and have sought a preliminary injunction to halt construction of the facility. Additional hearings on the outstanding motions are scheduled through the fall of 2026, and a bench trial on the merits has been scheduled for December 2026. The litigation is ongoing, and we are currently unable to predict its outcome.

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MANAGEMENT

Board of Directors

The Board has ultimate responsibility for the management of our business affairs. We are required to have six or more directors but the number of directors may not exceed ten directors, and independent directors must constitute a majority of the total number of directors in accordance with our articles of incorporation. All directors are required to be elected by an affirmative vote of a majority of shares present at the general meeting of shareholders, provided that such affirmative votes may not be less than one-fourth of the total issued and outstanding shares. In the election or removal of any Audit Committee member, shareholders who own voting shares in excess of 3% of the total voting shares may not exercise their voting rights with respect to such excess shares under the KCC. The term of office of a director will expire upon the close of the third ordinary general meeting of shareholders to be convened after his or her inauguration.

Independent directors are non-standing directors elected from among those persons who do not have a special relationship with us that would interfere with the exercise of their independent judgment. The Independent Director Candidate Nomination Committee recommends the candidates for independent directors to the general meeting of shareholders. Our articles of incorporation require that candidates for independent directors have professional knowledge or experience in management, economy, law or relevant technologies and satisfy the eligibility requirements under the KCC and other relevant laws and regulations. Pursuant to the KCC, as amended on July 22, 2025, with effect from July 23, 2026, a listed company is required to appoint independent directors (i.e., independent directors who perform their duties independently from executive directors and other inside directors) in a number equal to at least one-third of the total number of directors. In addition, independent directors must satisfy qualification requirements that are more stringent than those applicable to independent directors and will be disqualified from office if they no longer meet such requirements. A listed company must appoint independent directors through an independent director nominating committee composed of a majority of independent directors. Pursuant to the Addenda to the amended KCC, independent directors appointed under the KCC prior to the amendment will be deemed independent directors under the amended KCC; provided, however, that a listed company must comply with the qualification requirements applicable to independent directors under the amended KCC within one year from the effective date of the amendment. We intend to comply with the foregoing requirements prior to the effective date of the amended provisions.

Executive directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us.

The representative director is a director elected by an affirmative vote of a majority of the directors present at a meeting of the Board where a majority of directors in office are present and is empowered to make decisions regarding our day-to-day business as our chief executive officer. Noh-Jung Kwak serves as our representative director.

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Directors and Senior Management

Directors

The table below sets forth information regarding our directors as of the date of this prospectus. The business address of each of our directors and senior management is at our registered office at 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do 17336, Korea.

Name	Position	Age	First Elected	End of Current Term
Noh-Jung Kwak	Executive director, Chief Executive Officer and President	61	March 2022	March 2028
Seon-Yong Cha	Executive director, President and Head of Research and Development	59	March 2026	March 2029
Yong-Ho Jang	Non-executive director	62	March 2024	March 2027
Jung Kyu Kim	Non-executive director	50	March 2026	March 2029
Deog-Kyoon Jeong	Independent director	68	March 2023	March 2029
Zeong-Won Kim	Independent director	58	March 2023	March 2029
Dong-Hoon Yang	Independent director	68	March 2024	March 2027
Hyun-Chul Sohn	Independent director	65	March 2024	March 2027
Seung Beom Koh	Chairperson of the Board; Independent director	64	March 2026	March 2029
Gang Guk Choi	Independent director	57	March 2026	March 2029

Brief descriptions of the experience of each member of the Board are set forth below:

Mr. Noh-Jung Kwak was appointed to the Board on March 20, 2022. He currently serves as our President and Chief Executive Officer. Mr. Kwak has an undergraduate degree in 1989, a master’s degree in 1991 and a Ph.D. in 1994 from Korea University. He also serves as the Chairman of the Semiconductor Committee at the SUPEX Council at the SK Group. He previously served as the President of our Manufacturing and Technology Division and the Head of Technology and Development of our Cheongju fab.

Mr. Seon-Yong Cha was appointed to the Board on March 25, 2026. He currently serves as our President and Head of Research and Development. Mr. Cha has an undergraduate degree in 1991, a master’s degree in 1995 and a Ph.D. in 2000 in Electrical Engineering from Korea Advanced Institute of Science & Technology. He previously served as the Head of our DRAM Development Team.

Mr. Yong-Ho Jang was appointed to the Board on March 27, 2024. He currently serves as our Non-executive Director. Mr. Jang has an undergraduate degree in 1989 from Seoul National University. He is currently the President and Chief Executive Officer of SK Inc. He previously served as the President and Chief Executive Officer of SK siltron Co., Ltd.

Mr. Jung Kyu Kim was appointed to the Board on March 25, 2026. He currently serves as our Non-executive Director. Mr. Kim has an undergraduate degree in 2002 from Korea University and a Master of Business Administration degree in 2017 from the University of Pennsylvania. He is currently the Chief Executive Officer of SK square. He previously served as Head of the Secretariat at SK Inc., Head of the Strategy Support Team at the SUPEX Council at the SK Group and Team Leader of the U.S. branch of SK Planet.

Mr. Deog-Kyoon Jeong was appointed to the Board on March 29, 2023. He currently serves as our independent director. Mr. Jeong has an undergraduate degree in 1981 and a master’s degree in 1984 from Seoul National University, and a Ph.D. in 1989 from the University of California, Berkeley. He is currently an Emeritus Professor of Electrical and Computer Engineering at Seoul National University. He previously served as a Professor of Electrical and Computer Engineering at Seoul National University and the Chair of the Inter-University Semiconductor Research Center at Seoul National University.

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Ms. Zeong-Won Kim was appointed to the Board on March 29, 2023. She currently serves as our independent director. Ms. Kim has an undergraduate degree in 1991 from Ewha Womans University and a Master of Business Administration degree in 2003 from the University of Chicago. She previously served as Managing Director at Citibank, and the Deputy Head of the Financial Planning Group at Citibank Korea.

Mr. Dong-Hoon Yang was appointed to the Board on March 27, 2024. He currently serves as our independent director. Mr. Yang has an undergraduate degree in 1982 and a Ph.D. in 1996 from Sungkyunkwan University, a master’s degree from the University of Iowa in 1990 and a Ph.D. in 1999 from Syracuse University. He is currently a Professor Emeritus of Accounting at Dongguk University. He previously served as a Distinguished Professor at the Korean Accounting Association and Samil PricewaterhouseCoopers.

Mr. Hyun-Chul Sohn was appointed to the Board on March 27, 2024. He currently serves as our independent director. Mr. Sohn has an undergraduate degree in 1984 and a master’s degree in 1986 from Seoul National University, and a Ph.D. in 1993 from the University of California, Berkeley. He is currently a Professor of Materials Science and Engineering at Yonsei University. He previously served as a semiconductor researcher at SK hynix.

Mr. Seung Beom Koh was appointed to the Board on March 25, 2026. He currently serves as our independent director. Mr. Koh has an undergraduate degree in 1985 and a master’s degree in 1989 from Seoul National University, and a Ph.D. in 1995 from American University. He is currently a Senior Advisor at Bae, Kim & Lee LLC. He previously served as Chairman of the FSC.

Mr. Gang Guk Choi was appointed to the Board on March 25, 2026. He currently serves as our independent director. Mr. Choi has a Bachelor of Laws degree in 1999 from Seoul National University, a Master of Laws degree in 1998 from Yale University and a Master of Laws in Taxation degree in 2001 from New York University. He is currently a Senior Advisor at Gaon Law Group. He previously served as a Managing Director at Ernst & Young and a Partner at PricewaterhouseCoopers.

Senior Management (Other than Directors)

The table below sets forth information regarding our senior management, other than our directors, as of the date of this prospectus. The business address of each of our directors and senior management is at our registered office at 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do 17336, Korea.

Name	Position	Age	Responsibility and Division
Tae-Won Chey	Chairman	65	Visionary Stewardship
Ju-Seon Kim	President	59	Head of AI Infra
Hyunjong Song	President	60	Head of Corporate Center
Sung-Jin Yeum	President	53	Head of Communication
Hyun Ahn	President	58	Head of Development
Sang-Rak Lee	Vice President	58	Head of Global Sales
Jong-Hwan Kim	Vice President	53	Head of DRAM Development
Woo-Pyo Jeong	Vice President	58	Head of NAND Development
Chun-Sung Kim	Vice President	52	Head of Solution Development
Byoung-Ki Lee	Vice President	54	Head of Global Production
Jae-Soon Kwon	Vice President	56	Head of Manufacturing and Technology
Woo-Jin Choi	Vice President	54	Head of Package and Test
Choon-Hwan Kim	Vice President	59	Head of Global Infra
Dong-Gyu Kim	Vice President	53	Head of Corporate Strategy and Planning
Woo-Hyun Kim	Vice President	59	Head of Finance and Chief Financial Officer
You-Jong Kang	Vice President	55	Head of Procurement
Jin Soo Kang	Vice President	58	Head of Growth Strategy
Bogun Jin	Vice President	51	Head of Corporate Culture
Jung-San Choi	Vice President	59	Head of Global Quality and Reliability Assurance
Seung-Yong Doh	Vice President	53	Head of Digital Transformation

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Name	Position	Age	Responsibility and Division
Sung-Gon Jin	Vice President	57	Head of Infra Tech. Center
Dong-Hui Son	Vice President	55	Principal Accounting Officer
Hyung Mo Yang	Vice President	51	Principal Financial Officer
Seonghwan Park	Vice President	57	Head of Investor Relations

Committees of the Board

We currently have five committees that serve under the Board:

•	Audit Committee;

•	Independent Director Candidate Nomination Committee;

•	Sustainability Committee; and

•	Compensation Committee.

The Board may establish other committees if it deems them necessary. The Board appoints each member of these committees, except for members of the Audit Committee.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee consisting of three or more directors, at least two-thirds of whom must be independent directors. Members of the Audit Committee are elected by our shareholders at the general meeting of shareholders. The term of office of each member of the Audit Committee shall be coterminous with such member’s term of office as a director.

Our Audit Committee is responsible for reviewing our business affairs and accounts and monitoring the various matters carried out by the Board. The Audit Committee also has the right to request the Board to convene an extraordinary general meeting of shareholders by presenting a written statement to the Board that sets forth the agenda of the meeting and grounds for convening the meeting. We are required to appoint independent auditors selected by our Audit Committee and to report such appointments to our shareholders at the general meeting of shareholders or to notify the shareholders as of the latest record date of such appointment in writing or by electronic mail or by disclosure on our website.

Currently, our Audit Committee consists of four directors: Seung Beom Koh, Gang Guk Choi, Zeong-Won Kim and Dong-Hoon Yang. The chairperson of the committee is Dong-Hoon Yang. The Board has determined that Dong-Hoon Yang is an “audit committee financial expert” as defined under the applicable rules of the SEC.

Meetings of the Audit Committee consist of regular meetings, which are held on a quarterly basis, and special meetings, which may be convened from time to time as necessary. Resolutions of the Audit Committee require the attendance of a majority of its members and the affirmative vote of a majority of the members present. Any member who has a special interest in a matter to be resolved shall not be entitled to exercise voting rights with respect to such matter.

Independent Director Candidate Nomination Committee

Our Independent Director Candidate Nomination Committee is responsible for reviewing and recommending candidates for independent directors for election at the general meeting of shareholders. Members of the Independent Director Candidate Nomination Committee are appointed and removed by the Board. The Committee shall consist of two or more directors, at least one-half of whom must be independent directors. The term of office of each member of the Committee shall be coterminous with such member’s term of office as a director.

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Currently, our Independent Director Candidate Nomination Committee consists of three members: Seung Beom Koh, Dong-Hoon Yang and Deog-Kyoon Jeong. The chairperson of the committee is Deog-Kyoon Jeong.

Meetings of the Independent Director Candidate Nomination Committee consist of regular meetings and special meetings. Regular meetings shall be held on, or within seven days prior to, the date of the Board’s resolution to convene the annual general meeting of shareholders. Special meetings may be convened from time to time as necessary. Resolutions of the Independent Director Candidate Nomination Committee require the attendance of a majority of the total number of members and the affirmative vote of a majority of the total number of members.

Sustainable Management Committee

Our Sustainable Management Committee is responsible for: (i) reviewing our compliance management systems and activities, including matters relating to antitrust, anti-corruption, safety, health and environment (“SHE”), and subcontracting; and (ii) reviewing matters relating to sustainable management, including (a) sustainable management and social value creation strategies and performance, (b) major corporate social responsibility activities, and (c) our ESG status and related response measures.

Members of the Sustainable Management Committee are appointed and removed by the Board. The chairperson of the Committee is elected by the Board or by the Committee. The Committee shall consist of two or more directors, at least one-half of whom must be independent directors. The term of office of each member of the Committee shall be coterminous with such member’s term of office as a director. Currently, the Sustainability Committee consists of five members: Seon-Yong Cha, Jung Kyu Kim, Zeong-Won Kim, Gang Guk Choi and Hyun-Chul Sohn. The chairperson of the committee is Zeong-Won Kim.

Meetings of the Sustainable Management Committee are generally held on a quarterly basis, but may be convened from time to time as necessary. Resolutions of the Sustainable Management Committee require the attendance of a majority of the total number of members and the affirmative vote of a majority of the total number of members.

Human Resources and Compensation Committee

Our Human Resources and Compensation Committee is responsible for reviewing and resolving matters related to compensation of our management. Members of the Human Resources and Compensation Committee are appointed and removed by the Board. The chairperson of the Committee is elected by the Board or by the Committee. The Committee shall consist of two or more directors, at least one-half of whom must be independent directors. The term of office of each member of the Committee shall be coterminous with such member’s term of office as a director. Currently, the Human Resources and Compensation Committee consists of four members: Yong-Ho Jang, Hyun-Chul Sohn, Deog-Kyoon Jeong and Zeong-Won Kim. The chairperson of the committee is Deog-Kyoon Jeong.

Regular meetings of the Human Resources and Compensation Committee are held prior to the annual general meeting of shareholders convened following the end of each fiscal year. Special meetings may be convened from time to time as necessary. Resolutions of the Human Resources and Compensation Committee require the attendance of a majority of its members and the affirmative vote of a majority of the members present.

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Compensation

The aggregate compensation, consisting of salaries, defined benefit plan benefits and share-based payments, to our directors, including directors who also held executive officer positions with us, was approximately ~~W~~7 billion in 2025, ~~W~~4 billion in 2024 and ~~W~~7 billion in 2023.

The compensation of our directors who received total annual compensation exceeding ~~W~~500 million in 2025 was as follows:

Name	Position	Composition of Total Compensation								Total Compensation
		Salary		Bonus		Gain from Stock Options Exercised	Other Earned Income		Severance
		(in millions of Won)
Noh-Jung Kwak	Chief Executive Officer and President	~~W~~	1,540	~~W~~	2,695	—	~~W~~	4	—	~~W~~	4,239	(1)
Hyun Ahn	President	~~W~~	750	~~W~~	1,214	—	~~W~~	88	—	~~W~~	2,052	(1)

(1)	Does not include stock options. See “— Stock Options” below.
(2)	Does not include stock options. See “— Stock Options” below.

The maximum amount of the aggregate remuneration for our directors is determined by shareholder resolution. The aggregate of the remuneration paid and in-kind benefits granted to our executive officers (excluding all executive directors, who also serve as our executive officers) during the year ended December 31, 2025 totaled approximately ~~W~~183 billion.

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding ~~W~~500 million in 2025 was as follows:

Name	Position	Composition of Total Compensation							Total Compensation
		Salary		Bonus		Gain from Stock Options Exercised	Other Earned Income	Severance
		(in millions of Won)
Jung-Ho Park	Management Advisor	~~W~~	1,840	~~W~~	7,770	—	—	—	~~W~~	9,610
Tae-Won Chey	Chairman		3,500		1,250	—	—	—		4,750
Noh-Jung Kwak	Chief Executive Officer and President		1,540		2,695	—	4	—		4,239	(1)
Ju-Seon Kim	President		825		2,005	—	—	—		2,830	(2)
Dong-Sub Kim	Management Advisor		660		1,400	648	22	—		2,730	(3)

(1)	Does not include stock options. See “— Stock Options” below.
(2)	Does not include stock options. See “— Stock Options” below.
(3)	Does not include stock options. See “— Stock Options” below.

We operate two short-term performance-based bonus plans. The “Target Incentive” plan rewards employees for their individual performance against established key performance indicators, with final payouts also reflecting the company’s overall performance. The “Value Incentive” plan is linked to our broader financial results, such as operating profit, and is designed to reflect overall corporate performance and value creation.

As of the date of this prospectus, there were no outstanding transactions other than in the ordinary course of business undertaken by us in which our directors or executive officers were interested parties. As of the date of this prospectus, there were no loans granted by us to any of our directors and executive officers.

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Equity-based Compensation

Stock Options

We believe that the use of stock options is an important element of our strategy to maintain a highly motivated management team and to align the interests of senior management with those of our shareholders. Under Korean law, subject to certain exceptions, we may by special resolution of the shareholders grant stock options to our officers and employees who have contributed or are expected to contribute to our management and technical innovation, up to an aggregate of 15% of the total number of our then-issued and outstanding shares. Stock options to officers and employees other than directors may also be granted pursuant to a resolution of the Board in an amount not exceeding the upper limit provided in the applicable laws, which is within 10% of our total number of then-issued and outstanding shares. In such case, we are required to obtain the approval for the granting of stock options by the first general meeting of the shareholders that is convened after such granting of stock options.

The following table summarizes the exercisable stock options granted to our current and former directors and executive officers as of the date of this prospectus:

Recipient	Position	Grant date(1)	Exercise period		Exercise price (per share)	Number of shares issuable
			From	To
Noh-Jung Kwak	Chief Executive Officer	March 20, 2020	March 21, 2023	March 20, 2027	86,548	5,199
Hyun Ahn	Head of Development	March 20, 2020	March 21, 2023	March 20, 2027	86,548	5,199
		March 30, 2022	March 31, 2024	March 30, 2027	124,220	7,683
Dong-Sub Kim	Former Head of Communication and External Affairs	March 20, 2020	March 21, 2023	March 20, 2027	86,548	7,799
		March 30, 2022	March 31, 2024	March 30, 2027	124,220	9,507

Seong-Han Kim	Vice President, Corporate Culture	March 30, 2022	March 31, 2024	March 30, 2027	124,220	4,610
Young-Sik Kim	Former Head of Production	March 30, 2022	March 31, 2024	March 30, 2027	124,220	5,185
Woo-Hyun Kim	Head of Finance and Chief Financial Officer	March 30, 2022	March 31, 2024	March 30, 2027	124,220	4,610
Youn-Wook Kim	Former Vice President, Communication and External Affairs	March 30, 2022	March 31, 2024	March 30, 2027	124,220	5,278
Jong-Hwan Kim	Head of DRAM Development	March 30, 2022	March 31, 2024	March 30, 2027	124,220	3,977
Ju-Seon Kim	Head of AI Infra	March 30, 2022	March 31, 2024	March 30, 2027	124,220	4,610
Choon-Hwan Kim	Head of Global Infra	March 30, 2022	March 31, 2024	March 30, 2027	124,220	4,148
Jong-won Noh	Former Head of America Business Task Force	March 20, 2020	March 21, 2023	March 20, 2027	86,548	5,199
		March 30, 2022	March 31, 2024	March 30, 2027	124,220	11,525

Kyoung Park	Vice President, AI Infra	March 30, 2022	March 31, 2024	March 30, 2027	124,220	4,148
Jung-Sik Park	Former Head of Quality and Reliability Assurance	March 20, 2020	March 21, 2023	March 20, 2027	86,548	3,466
Hyunjong Song	Head of Corporate Center	March 30, 2022	March 31, 2024	March 30, 2027	124,220	6,199
Sang-Kyu Shin	Vice President, Corporate Culture	March 30, 2022	March 31, 2024	March 30, 2027	124,220	5,185
Kang-Wook Lee	Vice President, Package and Test	March 30, 2022	March 31, 2024	March 30, 2027	124,220	2,535
Byoung-Ki Lee	Head of Global Production	March 30, 2022	March 31, 2024	March 30, 2027	124,220	3,073
Sang-Rak Lee	Head of Global Sales	March 30, 2022	March 31, 2024	March 30, 2027	124,220	4,610
Sang-Hwa Lee	Former Vice President, Manufacturing and Technology	March 30, 2022	March 31, 2024	March 30, 2027	124,220	2,300

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Recipient	Position	Grant date(1)	Exercise period		Exercise price (per share)	Number of shares issuable
			From	To
Joo-Hwan Cho	Vice President, DRAM Development	March 30, 2022	March 31, 2024	March 30, 2027	124,220	3,073
Il-Sup Jin	Former Vice President, Research and Development	March 30, 2022	March 31, 2024	March 30, 2027	124,220	1,500
Seon-Yong Cha	Executive Director, President and Head of Research and Development	March 20, 2020	March 21, 2023	March 20, 2027	86,548	5,199
		March 30, 2022	March 31, 2024	March 30, 2027	124,220	7,683

Joon Choi	Vice President, AI Infra	March 30, 2022	March 31, 2024	March 30, 2027	124,220	5,185

Stock Grant Program

Pursuant to applicable resolutions of the Board, we have been granting portions of our employees’ performance-based remuneration and independent directors’ remuneration in the form of shares using our treasury shares. In 2026, 2025 and 2023, we also operated the “Shareholder Participation Program,” under which we granted treasury shares equal to a portion of a participating employee’s bonus.

In 2026 to date, we have granted a total of 410,807 treasury shares to 12,064 executive officers and employees, and 265 treasury shares to six independent directors, in multiple rounds.

In 2025, we granted a total of 1,436,442 treasury shares to 49,566 executive officers and employees, and 1,568 treasury shares to five independent directors, in multiple rounds.

In 2024, we granted a total of 477,069 treasury shares to 31,752 executive officers and employees, and 1,927 treasury shares to six independent directors, in multiple rounds.

In 2023, we granted a total of 484,197 treasury shares to 5,605 executive officers and employees, and 3,412 treasury shares to seven independent directors, in multiple rounds.

Stock Appreciation Rights (“SARs”) Program

Since 2023, we have been granting SARs to certain of our executive officers and employees. Each SAR corresponds to a virtual number of shares, with the cash difference between the grant price and the market price payable one year from the grant date. The rights are subject to a service-based vesting condition requiring the participant to be in active employment at the time of payout. SARs are scheduled to be settled in two separate installments. In 2026 to date, we have not granted any SARs to our executive officers and employees. In 2025, we granted a total of 9,779 SARs to 252 executive officers and employees. In 2024, we granted a total of 11,785 SARs to 257 executive officers and employees. In 2023, we granted a total of 22,633 SARs to 252 executive officers and employees.

Performance Shared Unit (“PSU”) Program

Since 2023, pursuant to applicable resolutions of our Compensation Committee, we have been granting PSUs to certain of our executive officers and employees. Each year, we grant a number of PSUs corresponding to a fixed percentage of the grantee’s annual salary, with grantees able to elect either an annual or quarterly grant calculation cycle. After a three-year vesting period, the PSUs settle in cash or our common shares based on the achievement of performance targets tied to our absolute share price appreciation, as adjusted for our relative share price performance against the KOSPI 200 Index. In the case of exceptional performance, grantees may receive additional shares of up to 100% of the number of shares initially subject to the PSU award. If the grantee’s employment with us is

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

terminated within two years of January 1 of the year the PSUs were granted, the PSUs are forfeited. In each of 2026 to date and 2025, we did not grant any PSUs to our executive officers and employees. In 2024, we granted a total of 129,162 PSUs to 259 executive officers and employees. In 2023, we granted a total of 218,166 PSUs to 234 executive officers and employees.

Share Ownership

The following table sets forth the share ownership by our directors and senior management as of the date of this prospectus:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Stock Options
Directors:
Noh-Jung Kwak	Executive Director, Chief Executive Officer and President	14,312	*	None	5,199
Seon-Yong Cha	Executive Director, President and Head of Research and Development	6,834	*	None	12,882
Yong-Ho Jang	Non-executive Director	—	*	None	—
Jung Kyu Kim	Non-executive Director	—	*	None	—
Deog-Kyoon Jeong	Independent Director	1,028	*	None	—
Zeong-Won Kim	Independent Director	1,028	*	None	—
Dong-Hoon Yang	Independent Director	612	*	None	—
Hyun-Chul Sohn	Independent Director	612	*	None	—
Seung Beom Koh	Independent Director	65	*	None	—
Gang Guk Choi	Independent Director	40	*	None	—

Senior Management:
Ju-Seon Kim	Head of AI Infra	2,881	*	None	4,610
Hyunjong Song	Head of Corporate Center	2,315	*	None	6,199
Sung-Jin Yeum	Head of Communication	—	*	None	—
Hyun Ahn	Head of Development	8,319	*	None	12,882
Sang-Rak Lee	Head of Global Sales	2,101	*	None	4,610
Jong-Hwan Kim	Head of DRAM Development	1,868	*	None	3,977
Woo-Pyo Jeong	Head of NAND Development	512	*	None	—
Chun-Sung Kim	Head of Solution Development	1,695	*	None	—
Byoung-Ki Lee	Head of Global Production	3,773	*	None	3,073
Jae-Soon Kwon	Head of Manufacturing and Technology	1,273	*	None	—
Woo-Jin Choi	Head of Package and Test	2,215	*	None	—
Choon-Hwan Kim	Head of Global Infra	3,148	*	None	4,148
Dong-Gyu Kim	Head of Corporate Strategy and Planning	1,315	*	None	—
Woo-Hyun Kim	Head of Finance and Chief Financial Officer	3,042	*	None	4,610
You-Jong Kang	Head of Procurement	1,163	*	None	—
Jin Soo Kang	Head of Growth Strategy	1,263	*	None	—
Bogun Jin	Head of Corporate Culture	1,254	*	None	—
Jung-San Choi	Head of Global Quality and Reliability Assurance	180	*	None	—
Seung-Yong Doh	Head of Digital Transformation	1,505	*	None	—
Sung-Gon Jin	Head of Infra Tech. Center	679	*	None	—
Dong-Hui Son	Principal Accounting Officer	232	*	None	—
Hyung Mo Yang	Principal Financial Officer	1,583	*	None	—
Seonghwan Park	Head of Investor Relations	711	*	None	—
Total		67,558	*		62,190

*	Less than 1%.

See “— Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Code of Ethics

We have a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, senior accounting officers and employees. We also have an internal control and disclosure policy designed to promote full, fair, accurate, timely and understandable disclosure in all of our reports and publicly filed documents. A copy of our code of ethics is available on our website at www.skhynix.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website. We intend to disclose any amendments to or waivers of our code of ethics on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Korean corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. The following is a summary of the significant differences between the Nasdaq’s corporate governance standards and those that we follow under Korean law.

Nasdaq Corporate Governance Standards	Our Corporate Governance Practice

Director Independence

Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present.

Of the ten members of the Board, six are independent directors. Several business days prior to the meeting of the board of directors, our independent directors meet separately from the full Board.

Executive Session

Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present.	We operate an independent directors’ committee comprised solely of independent directors, and such committee generally holds meetings once every month. In addition, our audit committee, which is comprised solely of four independent directors, generally holds meetings once every month.

Compensation Committee and Independent Director Nomination Committee

Nasdaq Stock Market Listing Rule 5605(d) requires that compensation of executive officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. The compensation committee must have a charter that addresses the responsibilities of the committee and reassess the adequacy of the charter on an annual basis. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nomination committee comprised solely of independent directors.

We maintain a compensation committee comprised of one non-independent director and three independent directors, and an independent director candidate nomination committee comprised solely of three independent directors.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Nasdaq Corporate Governance Standards	Our Corporate Governance Practice

Audit Committee

Nasdaq Stock Market Listing Rule 5605(c) requires that listed companies must have an audit committee that is comprised of at least three directors and satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The audit committee must have a charter that addresses the responsibilities of the committee and reassess the adequacy of the charter on an annual basis.

We currently maintain an audit committee comprised solely of four independent directors who meet the applicable independence criteria set forth under Rule 10A-3 of the Exchange Act.

Shareholder Approval of Equity Compensation Plan

Nasdaq Stock Market Listing Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

We currently have four equity compensation plans or programs: a stock option program, a stock grant program, a SARs program and a PSU program. See “Management — Equity-based Compensation.” We manage such compensation plans and programs in compliance with applicable laws, provided that, under certain circumstances, the grant of equity compensation or matters relating to the foregoing equity compensation programs are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings

Nasdaq Stock Market Listing Rule 5635(d) requires shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

Pursuant to the KCC and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.

Charters

Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each of the audit committee, compensation committee and the independent director nomination committee must have a formal written charter.

Each of our audit committee, compensation committee and the independent director candidate nomination committee has adopted a formal written charter, and such charters are available on our website at www.skhynix.com.

Code of Business Conduct and Ethics

Each company shall adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available. Any waivers of the code for directors or executive officers must be approved by the board or a board committee.

We have a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, senior accounting officers and employees, and such code is also available on our website at www.skhynix.com.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information relating to our shareholder composition as of the date of this prospectus (except as set forth below), which is the most recent practicable date as to which we have information available.

Shareholder	Number of Common Shares	Ownership Percentage
SK square(1)	146,100,000	20.50%
National Pension Service(2)	57,439,774	8.06
Capital Research and Management Company(3)	25,149,374	3.53
BlackRock Inc.(4)	36,407,157	5.11
Others(5)	445,979,195	62.58
Treasury shares(6)	1,626,865	0.23

Total issued and outstanding common shares	712,702,365	100.00%

(1)

The Chief Executive Officer of SK square, Mr. Jung Kyu Kim, serves as our non-executive director. Pursuant to the Monopoly Regulation and Fair Trade Act, SK square is required to maintain ownership of at least 20% of our issued and outstanding shares. See “Korean Foreign Exchange Controls and Securities Regulations — Holding Company Regulations.”

As of March 31, 2026, SK Inc., the holding company of the SK Group, held 32.14% of the issued and outstanding shares of SK square. SK Inc. and SK square are both member companies of the SK Group, as determined by the Korea Fair Trade Commission, and their respective common shares are listed on the KRX KOSPI Market. Founded in the early 1950s as a textile manufacturer, the SK Group has evolved into a major business group with interests in various industries including energy, chemical, telecommunications, information and technology, construction, engineering, trading and leisure. Each year, the Korea Fair Trade Commission identifies major business groups in Korea that are subject to regulation by such commission. See “Risk Factors — Related party transactions that we engage in are subject to scrutiny by the Korea Fair Trade Commission and the Korean tax authorities.” The Korea Fair Trade Commission has determined the SK Group to be a major business group and us to be a member company of the SK Group, as it has deemed that affiliates of the group exercise controlling influence over us.

(2)	Information as of December 31, 2025.
(3)	Information as of May 29, 2026.
(4)	Information as of February 10, 2026.
(5)	Information as of June 9, 2026.
(6)	Information as of June 9, 2026.

Except as described above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned 5% or more of our issued and outstanding common shares or exercised control or could exercise control over us as of the date of this prospectus.

As of June 10, 2026, 699,853,891 common shares representing 98.4% of our outstanding capital stock (not including treasury shares) were publicly traded on the KRX KOSPI Market. As of such date, 11,221,609 common shares representing 1.6% of our outstanding capital stock (not including treasury shares) were also listed on the Luxembourg Stock Exchange under the symbol “HYNSE” in the form of global depositary receipts evidencing global depositary shares, with each global depositary share representing one common share.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From time to time, we have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our related parties. We believe that we have conducted our transactions with related parties as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions. In addition, some of our directors, corporate auditors and executive officers concurrently serve in senior positions at certain of our affiliates with which we have ordinary course business agreements and engage in ordinary course business transactions. See “Management.”

Under the KCC, in the event we enter into a transaction with any of our directors, major shareholders or certain related parties of such directors or major shareholders, (i) material terms about the transaction shall be disclosed to the Board and (ii) the transaction must be approved by the Board (by the affirmative vote of two-thirds or more of the directors).

In addition, in the event that we enter into any of the following transactions with our specially-related parties such as our affiliates where the transaction value (in case of the fourth item below, the aggregate amount incurred over a fiscal quarter) exceeds (i) ~~W~~10 billion or (ii) 5% of the greater of our total equity or paid-in capital or, if less than ~~W~~500 million, ~~W~~500 million, we are required to (i) obtain approval from the Board and (ii) disclose such transaction pursuant to the Monopoly Regulation and Fair Trade Act.

•	providing funds for or dealing with provisional payments or loan payments;

•	providing or dealing with securities such as stocks or corporate bonds;

•	providing or dealing with assets such as real estate or intangible assets; and

•

providing services or products for or dealing with certain affiliates which satisfy the requirements under the Enforcement Decree of the Monopoly Regulation and Fair Trade Act, as a counterpart or on behalf of such affiliate.

A summary of our material transactions with our related parties from January 1, 2023 and up to the date of this prospectus is set forth below.

Transactions with SK ecoplant Co., Ltd.

Our transactions with SK ecoplant Co., Ltd. (“SK ecoplant” and formerly SK Engineering & Construction Co., Ltd.) consist primarily of SK ecoplant’s construction of facilities and our acquisition of such assets. SK ecoplant is a subsidiary of SK Inc. and a leading construction company in Korea. Our acquisition of assets from SK ecoplant amounted to ~~W~~986 billion in the first quarter of 2026 and ~~W~~292 billion in the first quarter of 2025, and ~~W~~4,708 billion in 2025, ~~W~~1,068 billion in 2024 and ~~W~~465 billion in 2023.

Transactions with ESSENCORE Limited

Our transactions with ESSENCORE Limited (“ESSENCORE”) consist primarily of sales of our NAND flash memory products. ESSENCORE is a subsidiary of SK Inc. Operating revenues and others received from ESSENCORE amounted to ~~W~~1,550 billion in the first quarter of 2026 and ~~W~~347 billion in the first quarter of 2025, and ~~W~~2,726 billion in 2025, ~~W~~644 billion in 2024 and ~~W~~754 billion in 2023.

Transactions with HITECH Semiconductor

Our transactions with HITECH Semiconductor consist primarily of provision by HITECH Semiconductor of back-end processing services for our products. HITECH Semiconductor is a provider

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

of integrated circuit packaging and testing services for semiconductors and was established in November 2009 as a joint venture between us and Wuxi Taiji Industry. As of March 31, 2026, we held a 45.0% interest in HITECH Semiconductor. Operating expenses and others paid to HITECH Semiconductor amounted to ~~W~~217 billion in the first quarter of 2026 and ~~W~~178 billion in the first quarter of 2025, and ~~W~~789 billion in 2025, ~~W~~697 billion in 2024 and ~~W~~712 billion in 2023.

Transactions with Clean Industrial REIT Co., Ltd.

Our transactions with Clean Industrial REIT Co., Ltd., a subsidiary of SK REIT Co., Ltd., consist primarily of our sale of our wastewater management facility located in Icheon, Korea, to Clean Industrial REIT Co., Ltd. in September 2023 for ~~W~~1,120 billion and the following leaseback of the facility. SK REIT Co., Ltd. principally engages in the real estate investment trusts business.

Transactions with PRISM Energy International Pte. Ltd.

Our transactions with PRISM Energy International Pte. Ltd., a subsidiary of SK E&S Co., Ltd., consist primarily of sales by PRISM Energy International Pte. Ltd. of liquified natural gas. Operating expenses and others paid to PRISM Energy International Pte. Ltd. amounted to ~~W~~173 billion in the first quarter of 2026 and ~~W~~818 billion in 2025.

There are no outstanding loans made by us to or for the benefit of any of our related parties, except that we have provided a payment guarantee for RMB 701 million to Wuxi Xinfa Group Co., Ltd. for the benefit of Hystars Semiconductor (Wuxi) Co., Ltd., our joint venture. For further information relating to our transactions with related parties, see Note 31 of the notes to the Audited Financial Statements and Note 28 of the notes to the Interim Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED

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DESCRIPTION OF ARTICLES OF INCORPORATION AND CAPITAL STOCK

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the FSCMA, the KCC and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the FSCMA and the KCC. We have filed a copy of our articles of incorporation as an exhibit to our Form F-1.

General

The name of our company is SK hynix Inc. We are registered under the laws of Korea under the commercial registry number of 134411-0001387. As specified in Article 2 of our articles of incorporation, our corporate purpose is to engage in the manufacture and sale of semiconductor devices and related businesses. To achieve this purpose, we are engaged in the following business activities:

•	manufacture and sale of semiconductor devices;

•

manufacture, assembly and sale of machinery, apparatus and equipment utilizing the characteristics of electronic motion through semiconductor devices and other similar products, and the manufacture, assembly and sale of parts and materials used therein;

•	development and leasing of software for computer utilization;

•	manufacture, sale, leasing and provision of related services for electronic and electrical equipment, telecommunications machinery and apparatus, and components thereof;

•	manufacture of machinery parts and molds;

•	technical research and provision of services on a contract basis;

•	leasing of electronic and electrical machinery and apparatus;

•	manufacture, sale, leasing and provision of services for equipment related to special communications (including satellite communications) and broadcasting;

•	information services;

•	publishing;

•	trading;

•	sale and leasing of real estate;

•	power generation;

•	construction;

•	manufacture of electron tubes;

•	warehousing;

•	operation of parking facilities;

•	satellite communications business;

•	leasing of telecommunications line facilities;

•	electronic commerce and internet-related business;

•	any business incidental or related to the foregoing items, and investments therein; and

•	lifelong education and operation of lifelong education facilities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Currently, our authorized capital stock consists of 9,000,000,000 shares. Each share has a par value of ~~W~~5,000. We are authorized to issue registered common shares and registered class shares (together, the “shares”). The class shares may consist of non-voting dividend-preference shares, convertible shares, redeemable shares or shares combining all or any portion of the foregoing features. We may issue each of non-voting dividend-preference shares, convertible shares and redeemable shares in a number up to 25% of the total number of our issued Shares. As of June 10, 2026, 712,702,365 common shares were issued and outstanding, and no class shares were issued.

Board of Directors

Meetings of the Board may be convened by the chairperson of the Board elected by the Board, or by another director as otherwise determined by the Board. When convening a meeting, notice must be given to each director in writing or orally no later than the day before the meeting date; provided, however, that if all directors consent, a meeting may be held at any time without such notice.

Resolutions of the Board must be adopted in the presence of a majority of the directors then in office and by the affirmative vote of a majority of the directors present. Notwithstanding the foregoing, matters relating to the prohibition on usurpation of corporate opportunities and self-dealing, as prescribed under the KCC, require the affirmative vote of at least two-thirds of the directors then in office. Any director who has a special interest in a resolution cannot exercise voting rights with respect to such resolution.

Directors are elected at general meetings of shareholders. The election of directors requires the affirmative vote of a majority of the voting rights of the shareholders present, with a quorum of at least one-fourth of the total number of issued and outstanding shares. At the annual general meeting of shareholders held in March 2026, our articles of incorporation were amended to remove the provision excluding cumulative voting for the election of directors. As a result, cumulative voting under the KCC now applies to director elections. Specifically, when two or more directors are to be appointed at a general meeting of shareholders, shareholders holding at least 1% of the total issued and outstanding shares (excluding non-voting shares) may request the use of cumulative voting.

The term of office of each director expires at the close of the third annual general meeting of shareholders convened after such director’s appointment.

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. Our common shares represented by the ADSs have the same dividend rights as other outstanding common shares. For a detailed discussion of our dividend policy, see “Dividends and Dividend Policy.”

Distribution of Free Shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or earned surplus reserve to our stated capital in the form of free shares. We must distribute such free shares to all of our shareholders in proportion to their existing shareholdings.

Issuance of Additional Shares

We may issue new shares in the following manners: (i) by granting existing shareholders the opportunity to subscribe for new shares in proportion to the number of shares they hold; (ii) within a

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

limit not exceeding 30% of the total number of our issued shares, by granting specific persons (including existing shareholders) the opportunity to subscribe for new shares, when necessary to achieve our managerial purposes, such as the introduction of new technology or improvement of our financial structure; and (iii) within a limit not exceeding 30% of the total number of our issued shares, by granting an unspecified number of persons (including existing shareholders) the opportunity to subscribe for new shares and allocating such new shares to the subscribers accordingly.

Issuances pursuant to item (ii) above include, without limitation: (1) issuances of new shares in connection with the issuance of depositary receipts pursuant to the FSCMA; (2) issuances of new shares to domestic or foreign financial institutions, affiliated entities, strategic investors or foreign investors for financing, technology introduction or other managerial needs; (3) issuances of new shares in consideration for contributions in kind; and (4) issuances of new shares to persons prescribed by the Presidential Decree of the FSCMA where necessary for our managerial purposes.

In the case of issuances pursuant to item (iii) above, the Board must, by resolution, allocate the new shares by one of the following methods: (1) allocating new shares to an unspecified number of subscribers without classifying the types of persons afforded the opportunity to subscribe; (2) allocating new shares to members of our employee stock ownership association in accordance with applicable laws and regulations, and granting an opportunity to subscribe for the remaining unsubscribed shares to an unspecified number of persons; (3) granting shareholders a preemptive right to subscribe for new shares and, if any shares remain unsubscribed, granting an opportunity to an unspecified number of persons to be allocated such shares; or (4) granting an opportunity to subscribe for new shares to a specified category of persons based on reasonable standards prescribed by applicable laws and regulations, such as demand forecasts prepared by an investment dealer or investment broker acting as underwriter or placement agent.

The type and number of shares to be issued, the issue price, and other terms and conditions of issuance must be determined by a resolution of the Board. In the case of allocations under items (ii) or (iii) above, we must, no later than two weeks prior to the payment date, notify or publicly announce to shareholders the class and number of the new shares, the issue price and payment date, and the method of subscription for the new shares; provided that such notice or public announcement may be substituted by filing a material event report with the FSC and the Korea Exchange.

The subscription rights described in this section will not apply to this offering.

Stock Options

We may, pursuant to a special resolution of the general meeting of shareholders, which must be adopted by the affirmative vote of at least two-thirds of the voting rights of the shareholders present and must also represent at least one-third of the affirmative vote of the total number of voting shares then issued and outstanding, grant stock options to our officers or employees who have contributed or may contribute to our incorporation, management, overseas business or technological innovation, within a limit not exceeding 15% of the total number of our issued shares; provided that within a limit not exceeding 10% of the total number of our issued shares, the Board may resolve to grant stock options, in which case such grant must be approved at the first general meeting of shareholders convened after the grant.

The number of officers and employees to whom stock options may be granted cannot exceed 30% of the officers and employees in service, and the number of shares underlying stock options granted to any single officer or employee cannot exceed 1% of the total number of our issued shares.

Stock options may be exercised during the period beginning on a date no earlier than the second anniversary of the resolution approving their grant and ending no later than the fifth anniversary of the

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exercise commencement date specified in such resolution. The exercise price of stock options must be at least: (i) where newly issued shares are delivered upon exercise, the greater of the fair market value of the relevant shares as of the grant date or ~~W~~5,000 (par value); and (ii) in all other cases, the fair market value as of the grant date. Shares to be delivered upon exercise of stock options must be either common shares or class shares, as determined at the time of the resolution approving the grant of the stock options.

We may cancel the grant of stock options by a resolution of the Board if: (i) after the grant, the relevant officer or employee voluntarily resigns or retires; (ii) the relevant officer or employee, through intent or negligence, causes material damage to us; or (iii) any other cancelation event specified in the applicable stock option grant agreement occurs.

General Meeting of Shareholders

We convene annual general meetings of shareholders within three months after the end of each fiscal year, and extraordinary general meetings of shareholders from time to time as necessary pursuant to resolutions of the Board. General meetings of shareholders are convened in Icheon, where our principal executive offices are located, or within Seoul.

When convening a general meeting of shareholders, we notify each shareholder in writing or by electronic document of the date, time, place and agenda of the meeting at least two weeks prior to the meeting date; provided that, in lieu of such written or electronic notice to shareholders who own not more than 1% of the total number of issued and outstanding voting shares, we may give notice by public announcement published at least twice in the Korea Economic Daily and Maeil Business Newspaper, or by public notice through the electronic disclosure system operated by the Financial Supervisory Service (the “FSS”) or the Korea Exchange.

According to the KCC, when we convene a general meeting of shareholders for the election of directors or auditors, we must include in the notice or public announcement the candidate’s name, resume, nominator, the candidate’s relationship with the largest shareholder, the details of any transactions between the candidate and us during the most recent three years, whether the candidate has been subject to a delinquency disposition under the National Tax Collection Act of Korea or the Local Tax Collection Act of Korea during the last five years as of the date of the general meeting of shareholders, whether the company where the candidate served as an executive officer has been subject to rehabilitation or bankruptcy proceedings under the Debtor Rehabilitation and Bankruptcy Act of Korea as of the date of the general meeting of shareholders, and whether the candidate has any grounds for disqualification as an independent director or auditor, including statutory or regulatory employment restrictions, and we may elect only from among candidates who have been so notified or publicly announced.

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder in which we own more than 10.0% equity interest, either directly or indirectly, may not be exercised.

Resolutions of a general meeting of shareholders must be adopted by the affirmative vote of a majority of the voting rights of the shareholders present, and such affirmative votes must also represent at least one-fourth of the total number of voting shares then issued and outstanding. However, under the KCC and our articles of incorporation, the following matters, among others, require approval by the special resolution (which must be adopted by the affirmative vote of at least two-thirds

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of the voting rights of the shareholders present and must also represent at least one-third of the affirmative vote of the total number of voting shares then issued and outstanding) of the general meeting of shareholders:

•	amending our articles of incorporation;

•	removing a director;

•	granting stock options;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company or a part of the business of any other company having a material effect on our business;

•	reducing our capital;

•	effecting any dissolution, merger or consolidation of us; or

•	issuing any new shares at a price lower than their par value.

A shareholder may exercise voting rights by proxy, and the proxy must submit a document evidencing its authority before the opening of the general meeting of shareholders.

A shareholder holding two or more votes may exercise such voting rights separately without aggregating them, provided that the shareholder notifies us in writing of its intention and the reasons therefore at least three days prior to the meeting date. We may refuse a request for split voting; provided, however, that we may not refuse such request where the shareholder holds shares in trust or otherwise holds shares for the account of another person.

Holders of ADRs may exercise their voting rights through the depositary, an agent of which is the record holder of the underlying common shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the depositary how to vote our common shares underlying their ADSs.

Rights of Dissenting Shareholders

Under the FSCMA, in some limited circumstances, including the transfer of all or a significant part of our business and our merger or consolidation with another company (with certain exceptions), dissenting shareholders (including holders of non-voting shares) have the right to require us to purchase their shares. In order for a dissenting shareholder to be entitled to such right, the shares must have been acquired before the relevant resolution of the Board was disclosed to the public or the legal action resulting in the acquisition of the shares must have been taken no later than the date immediately following the date on which the resolution was disclosed. To exercise this right, dissenting shareholders must (i) submit to us a written notice of their intention to dissent prior to the general meeting of shareholders and (ii) request, in writing, that we purchase their shares within 20 days after the relevant resolution is passed at the meeting, which request must specify the class and number of such shares. We are obliged to purchase the shares of such dissenting shareholders within one month after the expiration of the 20-day period. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common shares and become our direct shareholders.

The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KRX KOSPI Market for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the KRX KOSPI Market for the one month period before the date of

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the adoption of the relevant resolution and (3) the weighted average of the daily share price on the KRX KOSPI Market for the one week period before the date of the adoption of the relevant resolution. However, a court may determine the purchase price if we or dissenting shareholders do not accept the purchase price. If either we or the dissenting shareholders object to the purchase price determined in the manner described above, either party may petition the court to determine the purchase price.

Registry of Shareholders and Record Dates

Our transfer agent, KEB Hana Bank, maintains the register of our shareholders at its office at Euljiro 35, Jung-gu, Seoul, Korea. The transfer agent records and registers transfers of shares onto the register of shareholders.

The record date for annual dividends is determined by the Board with at least two weeks’ prior public notice. For the purpose of determining shareholders entitled to any other rights pertaining to the shares, we may, with at least two weeks’ prior public notice, set a record date and/or close the registry of shareholders for not more than three months. The trading of shares and the electronic transfer of our shares may continue while the registry of shareholders is closed.

Annual Report

At least one week before the annual general meeting of shareholders, we must make our business report and audited consolidated Korean IFRS financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of business reports, the audited consolidated Korean IFRS financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

We must file with the FSC and the Korea Exchange (1) an annual report within 90 days after the end of our fiscal year, (2) a mid-year report within 45 days after the end of the first six months of our fiscal year and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the Korea Exchange.

Transfer of Shares

Under the KCC and the Act on Electronic Registration of Stocks, Bonds, etc., the transfer of shares is effected by registration on the electronic registration ledger. However, to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our registry of shareholders, maintained by our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirements do not apply to the holders of ADSs. The Electronic Registration Act also provides that, with respect to the transfer of electronically registered shares, the effect of transfer will occur upon the completion of the electronic registration of such transfer, and therefore, no entry of change will be required.

Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Korean citizens. See “Korean Foreign Exchange Controls and Securities Regulations.”

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PURSUANT TO 17 C.F.R. § 200.83

Acquisition of Shares by Us

We may acquire our own shares with the approval of the general meeting of shareholders, either through market purchases on a stock exchange or by acquiring shares on uniform terms pro rata to the number of shares held by each shareholder (which does not apply to redeemable shares). However, the aggregate acquisition price must not exceed the amount obtained by subtracting the following from the net assets shown on the balance sheet for the immediately preceding fiscal year: (i) the amount of stated capital; (ii) the aggregate amount of capital reserve and earned surplus reserve accumulated through that fiscal year; (iii) the amount of earned surplus reserve to be appropriated for that fiscal year; and (iv) unrealized gains.

We may resell or transfer any shares acquired by us to a third party pursuant to an approval by the Board. Corporate entities in which we own a 50.0% or more equity interest may not acquire our common shares, except in the following cases: (i) in connection with a share-for-share exchange, a share transfer, a merger involving us, or the acquisition of all of another company’s business; or (ii) when necessary to achieve the purpose of exercising our rights.

Liquidation Rights

In the event of our liquidation, assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to their shareholdings. Holders of non-voting dividend-preference shares have no preference in liquidation.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the ADSs. Citibank, N.A.’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository, located at BIFC, 40, Munhyeongeumyung-ro, Nam-gu, Busan 48400, Korea.

We will have appointed Citibank, N.A. as depositary pursuant to a deposit agreement.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. Directions on how to obtain copies of those documents are provided in “Where You Can Find More Information” beginning on page 188. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,      th of a common share that is on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-common share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will, under the terms of the deposit agreement, be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of Korea, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or

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any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the common shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the common shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancelation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and the extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the common shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable common shares, with the beneficial ownership rights and interests in such common shares being at all times vested with the beneficial owners of the ADSs representing the common shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds,

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the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Korea.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common share ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide to the depositary all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new common shares other than in the form of ADSs.

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PURSUANT TO 17 C.F.R. § 200.83

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Korea would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to subscribe for additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

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Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the common shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancelation, consolidation or any other reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets of us.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the common shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Shares

Upon completion of this offering, the common shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus. After the completion of this offering, the common shares that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by legal considerations in the United States and Korea applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

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PURSUANT TO 17 C.F.R. § 200.83

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised;

•	you are duly authorized to deposit the common shares;

•

the common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Common Shares Upon cancelation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancelation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares held in respect of the ADSs may be limited by legal considerations in the United States and Korea applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancelation of ADSs and any charges and taxes payable upon the transfer of the common shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

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PURSUANT TO 17 C.F.R. § 200.83

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancelation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

•

temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Articles of Incorporation and Capital Stock — Voting Rights.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Fees and Charges

As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

Service	Fees

Issuance of ADSs (e.g., an issuance upon a deposit of common shares, upon a change in the ADS(s)-to-common share ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of common shares

Up to US$5.00 per 100 ADSs (or fraction thereof) issued

Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-common share ratio, ADS conversions, upon termination of the deposit agreement, or for any other reason)	Up to US$5.00 per 100 ADSs (or fraction thereof) canceled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) an exercise of rights to purchase additional ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares and contingent value rights)	Up to US$5.00 per 100 ADSs (or fraction thereof) held

ADS Services	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$5.00 per 100 ADSs (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the deposit agreement)).	Up to US$5.00 per 100 ADSs (or fraction thereof) converted

As an ADS holder, you will also be responsible to pay certain charges (some of which may be cumulative) such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs;

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PURSUANT TO 17 C.F.R. § 200.83

•	the fees, charges, costs and expenses incurred by the depositary, the custodian or any nominee in connection with the ADR program; and

•	the amounts payable to the depositary by any party to the deposit agreement pursuant to any ancillary agreement to the deposit agreement in respect of the ADR program, the ADSs and the ADRs.

ADS fees and charges for (i) the issuance of ADSs and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancelation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancelation, transfer and conversion fees will be payable by the holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Any failure by us to timely pay any fees, charges and reimbursements of the depositary for which we are responsible pursuant to the deposit agreement, or any ancillary agreement between us and the depositary, may suspend the obligation of the depositary to provide the services contemplated in the deposit agreement at our expense (including services being made available to you), and the depositary shall have no obligation to provide any such services made available at our expense (including services being made available to you) unless and until we have made payment in full.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially

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prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancelation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the common shares represented by ADSs and to direct the depositary of such common shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to limitations of the laws of Korea, satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancelation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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PURSUANT TO 17 C.F.R. § 200.83

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any financial transaction entered into by any person in respect of the ADSs or any Deposited Property, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of incorporation or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes the depositary (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates the depositary to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the deposit agreement, such limitations would likely continue to apply to ADS holders who withdraw the common shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancelation of the ADSs and the withdrawal of the common shares, and such limitations would most

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likely not apply to ADS holders who withdraw the common shares from the ADS facility with respect to obligations or liabilities incurred after the cancelation of the ADSs and the withdrawal of the common shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of common shares (including common shares represented by ADSs) are governed by the laws of Korea.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement, the ADSs or the ADRs, involving us or the depositary, may only be instituted in a state or federal court in the city of New York.

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PURSUANT TO 17 C.F.R. § 200.83

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT, THE ADSs OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed by agreeing to the terms of the deposit agreement to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

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SHARES AND AMERICAN DEPOSITARY SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding       common shares (including       common shares represented by       ADSs issued in this offering). All ADSs sold in this offering will be freely transferable by persons other than our “affiliates” as that term is defined in Rule 144 under the Securities Act as currently in effect, or “Rule 144,” without restriction or further registration under the Securities Act. All outstanding shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering in the United States. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted shares of our common stock may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act, or “Regulation S.” Previously outstanding shares of our common stock are eligible for trading on the KRX KOSPI Market. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Sales of substantial amounts of our shares or ADSs in the public market could adversely affect their prevailing market prices. Prior to this offering, there has been no public market for shares of our ADSs, and while we intend to apply to list our ADSs on Nasdaq, we cannot assure you that a regular trading market will develop.

Rule 144

In general, under Rule 144, a person who has beneficially owned our common shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our common shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our common shares then outstanding; or

•	the average weekly trading volume of our common shares represented by ADSs on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. In general, this means that our common shares may be sold in some other manner outside the United States without requiring registration in the United States. Previously outstanding shares of our common stock are eligible for trading on the KRX KOSPI Market.

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Lock-up Agreements

We and certain of our affiliates may agree with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, common shares or similar securities for a period of       days after the date of this prospectus. See “Underwriting” for more information.

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KOREAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

General

The Foreign Exchange Transactions Act of Korea and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the “Foreign Exchange Transaction Laws,” regulate investments in Korean securities by non-residents and issuances of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The FSC has also adopted, pursuant to its authority under the FSCMA, regulations that restrict investments by foreigners in Korean securities and regulate issuances of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Finance and Economy has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•

if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Finance and Economy may (i) temporarily suspend payment, receipt or performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), (ii) impose an obligation to deposit, safe-keep or sell precious metal or any means of payment to the Bank of Korea, a foreign exchange equalization fund or certain other governmental agencies or financial companies, or (iii) require resident creditors to collect and recover debts owed by non-resident debtors and to send such amounts to the creditors’ accounts in Korea; and

•

if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the Ministry of Finance and Economy may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transaction with the Bank of Korea, a foreign exchange equalization fund or certain other governmental agencies or financial companies.

Such authority of the Ministry of Finance and Economy would not, however, be applicable to foreign investments made pursuant to the Foreign Investment Promotion Act of Korea.

Holding Company Regulations

Under the Monopoly Regulation and Fair Trade Act, a company that qualifies as a holding company is required, among other restrictions, to satisfy minimum equity ownership requirements with respect to its subsidiaries. The applicable minimum ownership thresholds differ before and after the effective date of the amendments to the Monopoly Regulation and Fair Trade Act that took effect on December 30, 2021. Under the current rules, a holding company is generally required to hold at least 30% of the issued and outstanding voting shares of a listed subsidiary and at least 50% of the issued and outstanding voting shares of an unlisted subsidiary. However, pursuant to the transitional provisions, if a holding company was newly established or converted into a holding company prior to December 30, 2021, the prior minimum ownership thresholds (20% for listed subsidiaries and 40% for unlisted subsidiaries) continue to apply to the subsidiaries held by such holding company prior to December 30, 2021. SK square Co., Ltd., our largest shareholder, converted into a holding company prior to December 30, 2021 and, accordingly, is subject to the 20% minimum ownership threshold with

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respect to a listed subsidiary (including us) that it held prior to December 30, 2021, and is required to maintain ownership of at least 20% of our issued and outstanding shares.

Pricing of Newly Issued Shares

Article 5-18 (Determination of the Issue Price for Paid-in Capital Increases) of the Regulation on the Issuance and Disclosure, Etc. of Securities of Korea generally applies where a listed company conducts a paid-in capital increase through a third-party allotment. If the offering price is determined at a discount from the trading price, the discount rate is to be determined against a base price, which is generally the volume-weighted arithmetic average of the share price (i.e., a price calculated by dividing the total value of such shares traded on the Korea Exchange during the relevant period by the total volume of such shares traded during such period) during the period from the third trading day to the fifth trading day prior to the subscription date, which will be the closing date for this offering. The discount rate is generally required to be set within 10% for a third-party allotment under the above regulation. Based on the position of the FSS, our issuance of new shares to the depositary for purposes of the offering is viewed as a third-party allotment, and therefore, the initial public offering price is subject to the above restrictions on the discount rate, which could constrain the pricing flexibility of the offering.

Government Review of Issuances of ADSs

Under the FSCMA, its Presidential Decree and the FSC regulations promulgated thereunder, where an issuer makes solicitation of an offer to subscribe for the securities to be newly issued by it to 50 or more investors (aggregated with the number of the investors who have received the solicitation of an offer to purchase or subscribe for the securities of the same class within six months prior to the commencement date of the solicitation of an offer to subscribe for the securities to be newly issued, but excluding certain professional investors and the issuer-related persons specified in the Presidential Decree of the FSCMA), such solicitation would constitute an “offering,” and the issuer would be required to file a securities registration statement with the FSC. In addition, even if the number of the investors who received the solicitation as calculated above is fewer than 50, such solicitation would nevertheless be deemed an “offering” and the issuer would be required to file a securities registration statement with the FSC if:

•	in the case where the securities in question are issued in Korea, there has been a prior offering or sale of the securities of the same class; or

•	in the case where the securities in question are issued outside Korea, such securities may be transferred to Korean residents within one year from the issuance date thereof.

In order for us to issue the common shares to the depositary for issuing the ADSs, we are required to file a securities registration statement with the FSC and such securities registration statement must become effective in accordance with the FSCMA, its Presidential Decree and the FSC regulations promulgated thereunder, because such issuance of our common shares would be deemed an “offering” in Korea even if there is no solicitation of an offer to subscribe for such common shares or ADSs in Korea or to the residents of Korea, as discussed above. Accordingly, we will file a Korean-language securities registration statement with the FSC separately from this prospectus. However, the ADSs will not be offered, sold, or delivered in Korea or to, or for the account of or benefit of any investors in Korea, at the time of their issuance.

Under the Foreign Exchange Transaction Laws, in order for the depositary to issue ADSs based on the Common Shares newly issued and deposited by us in connection with this offering in excess of US$50 million, we are required to file a securities issuance report with the Ministry of Finance and Economy via our designated foreign exchange bank with respect to the issuance of the ADSs prior to such issuance; provided that such US$50 million threshold amount would be reduced by the aggregate principal amount of any foreign currency loans borrowed from non-residents, and any foreign currency

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denominated securities issued outside Korea or to non-residents in Korea on a private placement basis, each during the one-year period immediately preceding the filing date of such report. The Ministry of Finance and Economy may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of the securities issuance report for the issuance of the ADSs. We are required to submit the report on the results of the issuance of the ADSs without delay after the net subscription money for the ADSs is paid to us.

Under the Foreign Exchange Transaction Laws, if the securities are to be listed in a manner that involves the movement of securities between the Korea Exchange and an overseas stock exchange, a securities issuance report is required to be filed with the Ministry of Finance and Economy only once at the time of the initial listing, and the person who has filed the securities issuance report as described above is required to submit a post-transaction report to the Ministry of Finance and Economy by the end of the month immediately following the month in which either any movement of securities between the Korea Exchange and the applicable overseas stock exchange or any change in the number of the total issued and outstanding securities occurs.

Under the Presidential Decree of FSCMA and the FSC regulations promulgated thereunder, the depositary is required to obtain our prior consent for any proposed deposit of our issued and outstanding common shares if the number of shares to be deposited in such proposed deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent issuances of ADSs by us or with our consent and stock dividends or other distributions related to the ADSs).

In addition to such restrictions under Korean laws and regulations, there are also restrictions on the deposits of our common shares for issuance of ADSs. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of the shares with voting rights, equity-related debt securities, including convertible bonds, bonds with warrants, exchangeable bonds, certificates representing the rights to subscribe for common shares, derivatives-linked securities and depositary receipts representing the aforementioned securities, which we refer to collectively as “equity securities,” of a listed company in Korea, together with the equity securities directly or beneficially owned and held by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding equity securities (including treasury shares) of such listed company is required to report the status and purpose (in terms of whether the purpose of the shareholding is to participate in the management of the issuer) of the holdings, the major terms and conditions of the agreements relating to the equity securities and other matters prescribed by the Presidential Decree under the FSCMA to the FSC and the Korea Exchange within five business days after reaching the 5% ownership interest.

As mentioned above, the 5% threshold relates to not only ownership, but also holdings of equity securities. The concept of “holding” includes (i) any equity securities that are owned for the shareholder’s own account, regardless of the title (i.e., a nominee or other person holding legal title on behalf of the underlying shareholder), (ii) claims for delivery of equity securities that are held in accordance with provisions of law or contract (i.e., legal or contractual rights to acquire equity securities), (iii) voting rights (including rights to instruct the exercise of voting rights) of equity securities held in accordance with provisions of law or contract, including money trusts or collateral contracts (e.g., security agreements where the entity that has the collateral holds the voting right), (iv) the power to decide on acquisitions or dispositions of equity securities held in accordance with provisions of laws

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or contracts, including money trusts or collateral contracts, (v) the right to unilaterally complete the purchase and sale contract of the equity securities and become the purchaser to the contract (i.e., a legal right to acquire the equity securities if the contract conditions are within the potential shareholder’s control), (vi) contractual rights such as call options pursuant to derivatives in which the underlying assets are equity securities and (vii) stock options in which the holder of such options becomes the owner of the underlying equity shares when the options are exercised.

In addition, (A) any change in the number of the owned equity securities that is 1% or more of the total outstanding equity securities subsequent to the report or (B) any change in (i) the purpose of the shareholding or ownership of the equity securities, (ii) the major terms and conditions of the agreements relating to the equity securities owned (such as trust agreements and collateral agreements) to the extent the number of relevant equity securities is 1% or more of the total outstanding equity securities or (iii) the type of the ownership (direct ownership or holdings) to the extent the number of relevant equity securities is equal to or exceeds 1% of the total outstanding equity securities, subsequent to the report, must be reported to the FSC and the Korea Exchange, provided that clause (B)(ii) is not applicable to holders who have invested for a simple investment purpose only (exercising only the rights guaranteed by applicable law regardless of the number of shares they hold) and clause (B)(iii) is only applicable to shareholders whose investment purpose is to participate in the management of the company. Changes set forth in clauses (A) and (B) above must be reported within five business days from the date of such change (or by the tenth day of the month following the month in which the change described in (A) above occurs, in the case of a person (other than certain professional investors prescribed by the Presidential Decree under the FSCMA) with a simple investment purpose or by the tenth day from the date of such change in the case of a person (other than certain professional investors prescribed by the Presidential Decree under the FSCMA) whose intent is neither a simple investment nor management participation).

Notwithstanding the foregoing, certain professional investors prescribed by the Presidential Decree of the FSCMA may report the 5% ownership status and the changes described in (A) above to the FSC and the Korea Exchange by the tenth day of the month immediately following the end of the quarter in which such 5% ownership interest is reached or the change occurs.

When filing a report to the FSC and the Korea Exchange in accordance with the reporting requirements described above, a copy of such report must also be sent to the issuer.

Violation of these reporting requirements may subject a person to sanctions, such as prohibition on the exercise of voting rights with respect to the equity securities for which the reporting requirement was violated, or fines and/or imprisonment. Furthermore, the FSC may order the disposal of the equity securities for which the reporting requirement was violated or may impose a monetary penalty.

A person reporting to the FSC and the Korea Exchange that its purpose of holding the equity securities of the relevant listed company in Korea is to participate in the management of such company is prohibited from acquiring additional equity securities of such company and exercising its voting rights, in each case during the period commencing from the date on which the event triggering the reporting requirement occurs and ending on the fifth day from the date on which the report is made.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our common shares (including in the form of ADSs) accounts for 10.0% or more of the total issued and outstanding shares with voting rights (a “major shareholder”), other than certain exempted persons as listed under the Presidential Decree of the FSCMA, must report the status of his or her shareholding (including our shares (whether with voting rights or not) as well as any securities convertible into or exchangeable for, or any warrants, rights or options to purchase or subscribe for, such shares, which we refer to collectively as “specific securities”) to the Securities and Futures Commission, a specialized decision-making body within the FSC focusing on capital markets oversight,

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and the Korea Exchange within five business days after such person becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Securities and Futures Commission and the Korea Exchange by the fifth business day of any changes in such person’s ownership level in our specific securities. Violations of these reporting requirements may subject such person to criminal sanctions, such as fines or imprisonment.

If a director, executive officer or a major shareholder (other than certain exempted persons as listed under the Presidential Decree of the FSCMA) intends to buy, sell or otherwise trade our specific securities, certain reporting obligations may arise. Such person must report, among others, the purpose of the trade, the expected trading price, trading volume and trading period (which shall be not more than 30 days), which we refer to collectively as “trading plan,” to the Securities and Futures Commission and the Korea Exchange prior to the expected trading date, if the expected trading volume or amount of our specific securities when aggregated with such person’s total trading volume or amount of our specific securities over the past six months (i) represents at least 1% of the total number of our issued and outstanding specific securities or (ii) is at least ~~W~~5 billion. Flexibility of up to 30% of the expected trading amount (equal to the expected trading price multiplied by the expected trading volume as set out in the trading plan) is permitted to accommodate the market situation at the time of the transaction.

The Presidential Decree of the FSCMA also exempts certain types of trades from the aforementioned reporting obligations. Such trades include acquisition of certain securities by inheritance or stock dividend and acquisition through exercise of the exchange rights under exchangeable bonds.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery of shares in Korea in connection with the withdrawal. The acquisition of the shares by a foreigner must be reported by the foreigner or his or her standing proxy (as described in “— Restrictions Applicable to Shares” below) in Korea immediately to the Governor (the “Governor”) of the FSS.

Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their voting rights and preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

In addition, we are required to file a securities registration statement with the FSC and such securities registration statement has to become effective pursuant to the FSCMA in order for us to issue shares represented by ADSs.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and the FSC regulations adopted in connection with the stock market opening from January 1992, which we refer to collectively as the “Investment Rules,” foreigners may invest, with limited exceptions and subject to certain procedural requirements, in shares of all Korean companies listed on the KRX KOSPI Market or the KRX KOSDAQ Market unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including, among others, the following:

•	odd-lot trading of shares;

•

acquisition of shares by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds, or withdrawal rights under depositary receipts issued outside of Korea by a listed company in Korea;

CONFIDENTIAL TREATMENT REQUESTED

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•

acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•

over-the-counter transactions between foreigners of shares of a public service corporation for which the upper limit on aggregate ownership by foreigners as explained below, has been reached or exceeded;

•	shares acquired by way of foreign direct investment and/or the disposal of such shares by the investor;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	acquisition or disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•

acquisition and disposal of shares through an overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s-length transactions between foreigners, if all of such foreigners belong to the investment group managed by the same person.

Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market must involve an investment dealer licensed in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by borrowing shares from investment brokers or investment dealers with respect to shares that are subject to a foreign ownership limit.

Prior to an amendment to the Presidential Decree of FSCMA to abolish the foreign investors’ registration requirement which came into effect on December 14, 2023, the Investment Rules required a foreign investor who wished to invest in or dispose of shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including shares being issued or sold for initial listing on the KRX KOSPI Market or the KRX KOSDAQ Market) to register its identity with the FSS prior to making any such investment or disposal unless it has previously registered. However, pursuant to the above-described amendment to the Presidential Decree of the FSCMA, foreign investors are now able to open investment accounts at securities firms without having to go through a prior registration process with the FSS. Foreign corporate entities can use their legal entity identifiers, and foreign individuals can use their passport numbers, to open investment accounts. Foreign investors that already have obtained investment registration certificates can continue to use their investor registration number so that potential inconvenience caused by changing the system may be minimized.

Under the previous laws and regulations, foreign investors could only trade listed securities on the Korea Exchange, and over-the-counter transactions were permitted only for certain exceptional circumstances. Over-the-counter transactions of foreign investors involving listed securities had been limited in practice because a prior review and approval had to be obtained from financial supervisory authorities for such transactions with the exception of certain specific types of transactions that can be reported on an ex-post basis (e.g., foreign direct investment, exercise of appraisal rights of dissenting shareholders, exercise of stock options, inheritance/gift, exercise of the rights associated with convertible bonds, bonds with warrants and repurchase agreements).

However, following the above-described amendment to the Presidential Decree of FSCMA and the abolition of the registration system for foreign investors that came into effect on December 14, 2023, such regulatory changes have significantly expanded the scope of over-the-counter transactions eligible for ex-post reporting to cover those transactions that do not require a close review and are

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

highly demanded by market participants. Specifically, ex-post reporting is permitted for the following types of over-the-counter transactions: (i) acquisition and disposition of shares resulting from spin-offs and mergers of a foreign entity, (ii) acquisition and disposition of securities resulting from dividends in kind paid by a foreign entity, (iii) over-the-counter transfer of securities between foreigners where there is no change in the beneficial owner and (iv) acquisition and disposition of shares resulting from in-kind delivery following the liquidation of a foreign fund.

A foreign investor may appoint a standing proxy among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment dealers, investment brokers and collective investment companies (collectively, “financial investment firms”), including domestic branches of foreign financial investment firms, and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities itself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to its shares or perform any tasks related thereto on its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the FSS in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.

Shares of a listed company in Korea owned by a foreign investor must be electronically registered by an eligible custodian. Only foreign exchange banks (including domestic branches of foreign banks), financial investment firms (including domestic branches of foreign financial investment firms), the Korea Securities Depository and internationally recognized custodians are eligible to act as a custodian of shares for a foreign investor. The custodian of a foreign investor must deposit such foreign investor’s shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement when such shares are electronically registered pursuant to applicable laws.

Under the Investment Rules, with certain exceptions, foreign investors may own shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, no person may hold for its own account shares issued by a designated public service corporation in excess of certain ceilings, regardless of the legal ownership of such shares. However, as of the date of this prospectus, we are not such a designated public service corporation.

Furthermore, in the case of investments amounting to ~~W~~100 million or more, (i) an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company or (ii) an acquisition of the right by a foreign investor holding shares of a Korean company to dispatch or appoint directors or officers of such company constitutes a foreign direct investment for purposes of the Foreign Investment Promotion Act of Korea. Generally, under the Foreign Investment Promotion Act of Korea, a foreign direct investment must be reported to a foreign exchange bank or Korea Trade-Investment Promotion Agency designated by the Ministry of Trade, Industry and Energy prior to such investment (within 60 days after the date of such investment, if the investment is made by acquiring outstanding shares of a Korean company listed on the Korea Exchange). The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. Changes in ownership of shares of a Korean company by a foreign direct investor, as well as changes in certain aspects of the foreign direct investment (including change in the foreign direct investor’s name, address or business), are subject to reporting requirements.

Under the Foreign Exchange Transaction Laws, a foreign investor who wishes to trade shares without obtaining separate governmental approvals or submitting separate reports to the Government

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

must designate a foreign exchange bank and open a foreign currency account and a Won account with the bank exclusively for stock investments. No approval is required for remittance of foreign currency funds into Korea or for deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account to a Won account opened with an investment dealer or an investment broker at the time the foreign investor is required to place a deposit for, or settle the purchase price of, a stock purchase transaction to an investment dealer or investment broker’s Won account. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on shares of Korean companies are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea may be deposited either in a Won account with the investor’s investment dealer or investment broker or its Won account with the foreign exchange bank. Funds in the investor’s Won account may be transferred to its foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount must be reported to the Governor of the FSS by the foreign exchange bank at which the Won account is maintained. Funds in the Won account in Korea may also be used for future investment in shares or for payment of the subscription price of new shares acquired through the exercise of preemptive rights.

Investment dealers and investment brokers are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, investment dealers and investment brokers may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

THE KOREAN SECURITIES MARKET

The Korea Exchange

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. On July 1, 2013, the Korea Exchange launched the Korea New Exchange (KONEX, a new securities exchange market that focuses on small- and medium-sized enterprises). There are four different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, the KONEX Market and the KRX Derivatives Market. The Korea Exchange has three trading floors located in Seoul, one for the KRX KOSPI Market, one for the KRX KOSDAQ Market and one for the KONEX Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a stock corporation (“jusik hoesa” in Korean), the shares of which are held by (i) investment brokers and investment dealers that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members most of the Korean investment brokers and investment dealers and some Korean branches of foreign investment brokers and investment dealers.

According to data published by the Korea Exchange, as of June 10, 2026, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ~~W~~6,325 trillion, and the average daily trading volume of equity securities in 2026 (through June 10) was approximately 845 million shares with an average daily transaction value of ~~W~~34,691 billion.

The Korea Exchange has the power in some circumstances to suspend trading in the shares of a specific company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately certain information that may affect trading in a security.

The Korea Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the KRX KOSPI Market. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Movements in KOSPI are set out in the following table:

	Opening	High	Low	Closing
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,548.78	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018	2,479.65	2,598.19	1,996.05	2,041.04
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023	2,225.67	2,667.07	2,218.68	2,655.28
2024	2,669.81	2,891.35	2,360.58	2,399.49
2025	2,398.94	4,221.87	2,293.70	4,214.17
2026 (through June 10)	4,309.63	8,801.49	4,309.63	7,730.82

Source: The Korea Exchange

Shares are quoted “ex-dividend” on the trading day immediately preceding the last trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between the closing price of the second trading day preceding the last trading day of one calendar year and the opening price of the trading day immediately preceding the last trading day of such calendar year.

The Ministry of Justice of Korea has recently issued an official ruling to the effect that (i) a record date for determining shareholders entitled to exercise of their voting rights at the general meeting of shareholders for declaration of dividends and (ii) a record date for determining the shareholders entitled to payment of dividends so declared may be separately set. Based on the foregoing official ruling, the Government has recommended the listed companies to set the record date for determining

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

the shareholders entitled to payment of dividends after the date of the general meeting of shareholders by resolution of their board of directors so that the investors may invest in the shares of the listed companies after checking whether the dividend is declared and the amount of dividend so declared. As a result of the recommendation of the Government, many listed companies amended their articles of incorporation which previously provided the shareholders shown at the register of shareholders as of the end of the fiscal year are entitled to both (i) exercise of their voting rights at the general meeting of shareholders for declaration of dividends and (ii) payment of dividends so declared. The above change from past practice is also expected to affect the “ex-dividend” practice in the Korean securities markets including the KRX KOSPI Market.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any trading day are limited under the rules of the Korea Exchange to 30% of the previous trading day’s closing price of the shares, rounded down as set out below:

Previous trading day’s closing price (Won)	Rounded down to (Won)
Less than 2,000	1
2,000 to less than 5,000	5
5,000 to less than 20,000	10
20,000 to less than 50,000	50
50,000 to less than 200,000	100
200,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the investment brokers and the investment dealers. In addition, a securities transaction tax (including agricultural and fishery special surtax thereon) of 0.20% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares on the Korea Exchange. See “Certain Tax Considerations — Material Korean Tax Considerations.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market capitalization on the last day of each period		Average daily trading volume, value
Year	Number of listed companies	(Billions of Won)	Thousands of shares	(Millions of Won)
1984	336	5,149	14,847	10,642
1985	342	6,570	18,925	12,315
1986	355	11,994	31,755	32,870
1987	389	26,172	20,353	70,185
1988	502	64,544	10,367	198,364
1989	626	95,477	11,757	280,967
1990	669	79,020	10,866	183,692
1991	686	73,118	14,022	214,263
1992	688	84,712	24,028	308,246
1993	693	112,665	35,130	574,048
1994	699	151,217	36,862	776,257
1995	721	141,151	26,130	487,762
1996	760	117,370	26,571	486,834
1997	776	70,989	41,525	555,759
1998	748	137,799	97,716	660,429
1999	725	349,504	278,551	3,481,620
2000	704	188,042	306,163	2,602,211
2001	689	255,850	473,241	1,997,420
2002	683	258,681	857,245	3,041,598
2003	684	355,363	542,010	2,216,636
2004	683	412,588	372,895	2,232,108
2005	702	655,075	467,629	3,157,662
2006	731	704,588	279,096	3,435,180
2007	745	951,900	363,732	5,539,588
2008	763	592,635	355,205	5,189,643
2009	770	887,935	485,657	5,795,426
2010	777	1,141,885	380,859	5,619,768
2011	791	1,041,999	353,759	6,863,146
2012	784	1,154,294	486,480	4,823,643
2013	777	1,185,974	328,325	3,993,422
2014	773	1,119,253	278,082	3,983,580
2015	770	1,242,832	455,256	5,351,734
2016	779	1,308,440	376,772	4,523,044
2017	774	1,605,821	340,457	5,325,760
2018	788	1,343,972	397,972	6,548,622
2019	799	1,475,909	470,723	4,989,807
2020	795	1,980,543	895,256	12,200,417
2021	824	2,203,367	844,811	13,400,335
2022	826	1,767,235	595,197	9,008,398
2023	839	2,126,373	538,210	9,602,689
2024	848	1,963,329	486,868	10,741,556
2025	847	3,477,840	445,035	12,400,178
2026 (through June 10)	837	6,324,686	845,085	34,690,511

Source: The Korea Exchange

The Korean securities markets are principally regulated by the FSC under the regulations set forth in the FSCMA. In August 2007, the National Assembly of Korea enacted the FSCMA. The FSCMA, which came into effect on February 4, 2009, comprehensively regulates the Korean capital markets, the financial investment businesses (including collective investment businesses and trust businesses) and financial investment products (such as securities and derivatives). The FSCMA imposes, among others, restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy

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solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. The FSCMA regulates the operation and monitoring of the securities and derivatives markets.

Protection of Customer’s Interest in Case of Insolvency of Investment Brokers or Investment Dealers

Under Korean law, the relationship between a customer and an investment broker or an investment dealer in connection with a securities sell or buy order is deemed to be a consignment and the securities acquired by a consignment agent (i.e., the investment broker or the investment dealer) through such sell or buy order are regarded as belonging to the customer insofar as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving an investment broker or an investment dealer, the customer of the investment broker or the investment dealer is entitled to claim the securities acquired by the investment broker or the investment dealer for the customer’s account.

Under the FSCMA, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by members of the KRX KOSPI Market or the KRX KOSDAQ Market. If an investment broker or an investment dealer that is a member of the KRX KOSPI Market or the KRX KOSDAQ Market breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities subject to the buy order that it has placed with the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer insofar as the customer and the non-member company’s creditors are concerned.

As cash deposited with an investment broker or an investment dealer is regarded as belonging to the investment broker or investment dealer, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the investment broker or the investment dealer if a bankruptcy or rehabilitation procedure is instituted in respect of the investment broker or the investment dealer and, therefore, can suffer a loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of an investor, pay the investor up to ~~W~~100 million of cash deposited with an investment broker or an investment dealer in case of the investment broker or the investment dealer’s bankruptcy, liquidation, cancelation of investment broker or investment dealer license or other insolvency events. Investment brokers and investment dealers pay premiums to the Korea Deposit Insurance Corporation for this insurance. Pursuant to the FSCMA, investment brokers or investment dealers are required to deposit cash received from its customers at the Korea Securities Finance Corporation, a special entity established pursuant to the FSCMA. Set-off or attachment of any such cash deposits by investment brokers or investment dealers is prohibited.

Clearance and Settlement

The settlement of trades on the Korea Exchange is required to be handled by a settlement agency of the Korea Exchange. The Korea Securities Depository is the institution commissioned by the Korea Exchange to handle all such settlement of trades.

The settlement of trades on the Korea Exchange takes place through a clearance and settlement procedure. The Korea Exchange has adopted the multilateral netting system and carries out the

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clearance of the trades by netting the sales and purchases of each Korea Securities Depository participant. The Korea Exchange is required to provide the daily net settlement results of the trades to the Korea Securities Depository by 6 p.m. on the business day immediately prior to the settlement date. The Korea Securities Depository then handles settlement of the securities and the funds based on the information received from the Korea Exchange. The securities are settled through book-entry changes in the accounts of Korea Securities Depository participants and the funds are settled by transfer to accounts at a bank designated by the Korea Securities Depository. Settlement of trades is generally required to take place on the third trading day following the day of the sale and purchase contract (with the day of the sale and purchase contract being the first trading day).

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CERTAIN TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the United States – Republic of Korea Income Tax Convention dated January 1, 1980 (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of common shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold common shares or ADSs as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of common shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such common shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the common shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying common shares that are represented by those ADSs. References to “shares” below in this subsection apply to both common shares and ADSs, unless the context indicates otherwise.

Taxation of Dividends

Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares (including any amount withheld in respect of Korean taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

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We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. You therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of shares represented by ADSs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

The U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares will be treated as qualified dividends if:

•

the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ADSs will be listed on the Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Treaty. As discussed in more detail below under “— Passive Foreign Investment Company Status,” based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to become a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Korean withholding tax imposed on dividends paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under temporary guidance, and complies with specific requirements set forth in such guidance, the Korean tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met. If the Korean tax is not a creditable tax for you or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if such withholding tax is a creditable tax for a U.S. Holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those

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circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Any Korean securities transaction tax or agricultural and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

Taxation of Dispositions of Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, you will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the shares, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

If you sell or otherwise dispose of our shares in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate in effect on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. You will generally have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate in effect on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If you are an accrual basis U.S. Holder that makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the common shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, will generally not be subject to Korean withholding tax on capital gains. If you are not eligible for benefits under the Treaty and are therefore subject to Korean withholding tax on capital gains, you generally will not be entitled to credit any Korean tax imposed on the sale or other disposition of the shares against your U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year.

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The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Deposits and withdrawals of our common shares by U.S. Holders in exchange for our ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Cash is generally considered a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Based on our financial statements and our expectations about the nature and amount of our income, assets and activities, and the market value of our equity, we do not expect to be a PFIC in our current taxable year. However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, and therefore is subject to change. Because we will hold a substantial amount of cash following this offering, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably after this offering. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder holds our shares.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

If we are classified as a PFIC, and a U.S. Holder does not make a mark-to-market election as described below, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that such holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), and gain that the U.S. Holder recognizes on the sale of the holder’s shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be

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taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are a PFIC for any taxable year during which a U.S. Holder owns our shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the holder owns the shares, even if we cease to meet the threshold requirements for PFIC status, unless the holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

U.S. Holders may be able to mitigate some of the unfavorable rules described in the preceding paragraph by electing to mark the shares they own to market, provided the shares are considered “marketable.” The shares will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the Nasdaq, or on a foreign stock exchange that meets certain requirements. If a U.S. Holder makes this mark-to-market election, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the holder’s shares at the end of the holder’s taxable year over the holder’s basis in those shares. If at the end of a U.S. Holder’s taxable year, the holder’s basis in the shares exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the holder’s net mark-to-market gains from previous years. A U.S. Holder’s adjusted tax basis in the shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain a U.S. Holder recognizes upon the sale of the holder’s shares will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the holder’s net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable. A mark-to-market election cannot be made with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” As a result, if a U.S. Holder makes a mark-to-market election with respect to the shares they own, the holder could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to the holder’s indirect interest in any Lower-tier PFIC. Prospective investors should consult their own tax adviser regarding the availability and advisability of making a mark-to-market election in their particular circumstances if we are a PFIC for any taxable year.

If we are a PFIC (or treated as a PFIC with respect to a U.S. Holder) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

A U.S. Holder that owns an equity interest in a PFIC generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which a U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

Prospective investors should consult their own tax advisor regarding the potential application of the PFIC rules to an investment in our shares.

Foreign Financial Asset Reporting.

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that

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are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid to, and proceeds from a sale or other disposition by, a holder that is a “United States person” (as defined in the Code) in respect of the shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is not a “United States person” may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Material Korean Tax Considerations

The following is a summary of the principal Korean tax consequences to owners of the common shares or ADSs, as the case may be, who are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected (“Non-resident Holders”). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the common shares or ADSs, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Tax on Dividends

Dividends on the common shares or ADSs paid (whether in cash or in shares) to a Non-resident Holder will be subject to Korean withholding taxes at the rate of 22.0% (including local income tax) or such lower rate as is applicable under a treaty between Korea and such Non-resident Holder’s country of tax residence. Free distributions of shares representing a capitalization of certain capital surplus reserves may be subject to Korean withholding taxes.

The tax is withheld by the payer of the dividend. While it is the payer that is required to withhold the tax, Korean law generally entitles the person who was subject to the withholding of Korean tax to recover from the Government any part of the Korean tax withheld upon providing evidence that it was entitled to have tax withheld at a lower rate if certain conditions are met.

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Tax on Capital Gains

As a general rule, capital gains earned by a Non-resident Holder upon transfer of the common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11.0% (including local income tax) of the gross proceeds realized or (2) 22.0% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless exempt from Korean income taxation under the effective Korean tax treaty with the Non-resident Holder’s country of tax residence.

However, a Non-resident Holder will not be subject to Korean income taxation on capital gains realized upon the sale of the common shares through the KRX KOSPI Market if the Non-resident Holder (1) has no permanent establishment in Korea and (2) did not or has not owned (together with any shares owned by any entity with certain special relationship with such Non-resident Holder) 25.0% or more of the total issued and outstanding shares of us at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

It should be noted that capital gains earned by a Non-resident Holder (regardless of whether such Non-resident Holder has a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation, provided that the ADSs are deemed to have been issued overseas. If and when an owner of the underlying common shares transfers the ADSs following the conversion of the underlying shares for ADSs, such person will not be exempt from Korean income taxation.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (1) all assets (wherever located) of the deceased if at the time of his death he was a tax resident of Korea and (2) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a certain limit and vary depending on the value of the property and the identity of the parties involved.

Under Korean inheritance and gift tax laws, securities issued by a Korean corporation are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.20% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

Securities transaction tax or the agricultural and fishery special surtax is not applicable if the shares or rights to subscribe for shares are listed on a designated foreign stock exchange (e.g., the New York Stock Exchange or the Nasdaq Stock Market).

Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without

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a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (1) between 10.0% to 60.0% of the tax amount due, depending on the nature of the improper reporting, and (2) 8.03% per annum on the tax amount due for the default period.

Tax Treaties

Currently, Korea has income tax treaties with a number of countries, inter alia, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, Ireland, the Netherlands, New Zealand, Norway, Singapore, Sweden, Switzerland, the United Kingdom and the United States under which the rate of withholding tax on dividend and interest is reduced, generally to between 5.0% and 16.5% (including local income tax), and the tax on capital gains derived by a Non-resident Holder from the transfer of securities issued by a Korean company is often eliminated.

Each Non-resident Holder of common shares should inquire for itself whether it is entitled to the benefits of a tax treaty with Korea. It is the responsibility of the party claiming the benefits of a tax treaty in respect of interest, dividend, capital gains or “other income” to submit to us (or our agent), the purchaser or the financial investment company with a brokerage license, as the case may be, prior to or at the time of payment, such evidence of tax residence of the party claiming the treaty benefit as the Korean tax authorities may require in support of its claim for treaty protection. In the absence of sufficient proof, we (or our agent), the purchaser or the financial investment company with a brokerage license, as the case may be, must withhold tax at the normal rates.

Furthermore, in order for a Non-resident Holder to obtain the benefits of tax exemption on certain Korean source income (e.g., capital gains) under an applicable tax treaty, Korean tax law requires such Non-resident Holder (or its agent) to submit to the payer of such Korean source income an application for a tax exemption along with the documents evidencing the beneficial owner of such Korean source income, including a certificate of tax residency of such Non-resident Holder issued by a competent authority of the Non-resident Holder’s country of tax residence, subject to certain exceptions. If a Non-resident Holder is seeking such tax exemption for an amount that is ~~W~~1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made is ~~W~~1 billion or more), Non-resident Holder will additionally be required to submit (i) the names and addresses of all of the members of the board of directors, (ii) the identities and shareholding percentages of all of the shareholders (provided that if there are more than 100 shareholders, the Non-resident Holder may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country) and (iii) financial statements (including the documents attached to the financial statements), tax returns, or audit reports for the three most recent years submitted to the tax authorities of the Non-resident Holder’s country of residence (or, if the entity has been in existence for less than three years, such documents since incorporation). These documents must generally be submitted along with a Korean translation, unless the Korean tax authority approves the submission of the original documents in English. The payer of such Korean source income, in turn, is required to submit such application to the relevant district tax office by the ninth day of the month following the date of the first payment of such income. However, this treaty-based filing requirement does not apply where the capital gains from the transfer of the common shares or ADSs are exempt from Korean taxation under Korean tax law, as described under “— Tax on Capital Gains” above.

For a Non-resident Holder to obtain the benefits of treaty-reduced tax rates on certain Korean source income (e.g., dividend) under an applicable tax treaty, Korean tax law requires such Non-resident Holder (or its agents) to submit to the payer of such Korean source income an application for entitlement to reduced tax rates along with the documents proving the beneficial owner of such

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Korean source income including a certificate of tax residency of such Non-resident Holder issued by a competent authority of the Non-resident Holder’s country of tax residence prior to receipt of such Korean source income. The payer of such Korean source income, in turn, is required to submit such application to the relevant district tax office by the end of February of the year following the year in which the relevant income payment date falls. However, an owner of ADSs who is a Non-resident Holder is not required to submit such application, if the Korean source income on the ADSs is paid through an account opened at the Korea Securities Depository to a foreign depository.

Subject to certain exceptions, where the Korean source income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to the Korean source income must submit an application for a tax exemption or application for entitlement to reduced tax rates to such OIV, which must submit an OIV report and a schedule of beneficial owners together with the applications collected from each beneficial owner to the withholding agent prior to the payment date of such Korean source income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established or the OIV is deemed to be the beneficial owner of the Korean source income, and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax Law or Individual Income Tax Law.

At present, Korea has not entered into any tax treaty relating to inheritance or gift tax.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF THE ADSs. HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

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UNDERWRITING

Each of Citigroup Global Markets Inc., BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC (collectively, the “Global Coordinators”) is acting as the global coordinator of the offering and as representative of the underwriters. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common shares represented by ADSs set forth opposite its name below.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
BofA Securities, Inc.
Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares represented by ADSs sold under the underwriting agreement if any of these common shares represented by ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common shares represented by ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares and ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Sales of any common shares represented by ADSs made outside of the United States may be made by affiliates of the underwriters.

Commissions

Each representative has advised us that the underwriters propose initially to offer the common shares represented by ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price subject to a concession or commission not in excess of US$      per ADS. After the initial offering, the public offering price, fee or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and commissions, and proceeds, before expenses, to us.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discount and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$

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PURSUANT TO 17 C.F.R. § 200.83

The expenses of the offering, not including the underwriting commissions, are estimated at US$      and are payable by us. We have agreed to reimburse the underwriters for certain expenses relating to the offering in an amount not to exceed US$     .

No Over-Allotment Option

We will not grant the underwriters any over-allotment option to purchase additional       ADSs from us due to restrictions under Korean law.

No Sales of Similar Securities

During a period of       days from the date of this prospectus (the “restricted period”), we will not, without the prior written consent of the Global Coordinators, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any affiliate of our affiliates) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any common shares, ADSs or any securities convertible into, or exercisable, or exchangeable for, common shares or ADSs (collectively, the “lock-up securities”), or publicly announce an intention to effect any such transaction.

The restrictions described above shall not apply to (A) the ADSs offered and sold hereunder, (B) common shares (including in the form of ADSs) issued, sold, transferred or otherwise disposed of pursuant to any employee stock option plan, stock ownership plan, dividend reinvestment plan or equity-based compensation plan, or (C) common shares issued upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus.

In addition, certain of our affiliates (the “lock-up parties”) may agree that, subject to certain exceptions, during the restricted period, they will not directly or indirectly, without the prior written consent of the Global Coordinators, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of any lock-up securities, owned now or acquired later by such lock-up party or for which such lock-up party later acquires the power of disposition, (ii) request or demand that we file or make a confidential submission of a registration statement related to any lock-up securities, (iii) enter into any swap or any other agreement that transfers, in whole or in part, the economic consequence of ownership of lock-up securities, whether any such swap or transaction is to be settled by delivery of common shares or ADSs or other securities, in cash or otherwise, or (iv) publicly disclose the intention to do any of the actions described in clauses (i), (ii) and/or (iii) above.

Nasdaq Listing

We intend to apply to list the ADSs on the Nasdaq under the symbol “SKHY.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for the ADSs. The initial public offering price will be determined through negotiations between us and each representative by reference to the last reported trading price of our common shares on the KRX KOSPI Market prior to the pricing date, subject to certain restrictions under Korean law in the event the initial public offering price is determined at a discount from the trading price of our common shares on the KRX KOSPI Market (see

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“Korean Foreign Exchange Controls and Securities Regulations — Pricing of Newly Issued Shares”). On      , 2026, the last reported trading price of our common shares on the KRX KOSPI Market was ~~W~~      per common share (equivalent to approximately US$      per common share or US$      per ADS, based on the exchange rate of ~~W~~      per US$1.00, the noon buying rate in effect on      , 2026 as quoted by the Federal Reserve Bank of New York in the United States). In addition to prevailing market conditions and the closing price of the common shares on the last KRX KOSPI Market trading date prior to the pricing date, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that each representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the information set forth in this prospectus and otherwise available to each representative;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies;

•	certain restrictions under Korean law; and

•	other factors deemed relevant by the underwriters and us.

In addition, the initial offering price is subject to requirements under Article 5-18 (Determination of the Issue Price for Paid-in Capital Increases) of the Regulation on the Issuance and Disclosure, Etc. of Securities of Korea, which applies where a listed company conducts a paid-in capital increase through a third-party allotment. If the offering price is determined at a discount from the trading price, the discount rate is to be determined against a base price, which is generally the volume-weighted arithmetic average of the share price (i.e., a price calculated by dividing the total value of such shares traded on the Korea Exchange during the relevant period by the total volume of such shares traded during such period) during the period from the third trading day to the fifth trading day prior to the subscription date, which will be the closing date for this offering. The discount rate is generally required to be set within 10% for a third-party allotment under the above regulation. Based on the position of the FSS, our issuance of new shares to the depositary for purposes of the offering is viewed as a third-party allotment, and therefore, the initial public offering price is subject to the above restrictions on the discount rate, which could constrain the pricing flexibility of the offering.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than      % of the common shares or ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common shares represented by ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing the common shares represented by ADSs. However, each representative may engage in transactions that stabilize the price of our common shares represented by ADSs, such as bids or purchases to peg, fix or maintain that price.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

In connection with the offering, the underwriters may purchase and sell our common shares represented by ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares represented by ADSs than they are required to purchase in the offering. Because we will not grant the underwriters any over-allotment option to purchase additional ADSs from us, the underwriters must close out any short position by purchasing common shares represented by ADSs in the open market. Stabilizing transactions consist of various bids for or purchases of common shares represented by ADSs by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commissions received by it because each representative has repurchased common shares represented by ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares represented by ADSs or preventing or retarding a decline in the market price of the common shares represented by ADSs. As a result, the price of common shares represented by ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares or ADSs. In addition, neither we nor any of the underwriters make any representation that each representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, a prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares or ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by each representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, a variety of these services in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For example, Citibank, N.A. has agreed to act as the depositary for the ADSs and will receive customary fees for services provided as the depositary. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

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PURSUANT TO 17 C.F.R. § 200.83

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investor” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bahamas

The ADSs may not be offered or sold in The Bahamas via a public offer. ADSs may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Brazil

The offer and sale of the ADSs have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The ADSs will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by the applicable CVM regulation), who may only acquire the ADSs through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these ADSs on regulated securities markets in Brazil is prohibited.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus is not intended to constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the common shares or any ADS. Each

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PURSUANT TO 17 C.F.R. § 200.83

underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or common shares in the Cayman Islands.

Chile

These ADSs are privately offered in Chile pursuant to the provisions of Law 18,045, the security market law of, and Norma De Carácter General No. 336 (“Rule 336”), dated June 27, 2012, issued by the Superintendencia De Valores Y Seguros De Chile (“SVS”), the securities regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.

Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:

1. The initiation of the offer in Chile is      , 2026.

2. The offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia De Valores Y Seguros De Chile (superintendency of securities and insurance of Chile)

3. The offer refers to securities that are not registered in the Registro De Valores (securities registry) or the Registro De Valores Extranjeros (foreign securities registry) of the SVS and therefore:

a. The securities are not subject to the oversight of the SVS; and

b. The issuer thereof is not subject to reporting obligation with respect to itself or the offered securities.

4. The securities may not be publicly offered in Chile unless and until they are registered in the securities registry of the SVS.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area and the United Kingdom

In relation to the EU Prospectus Regulation (EU) 2017/1129 repealing Directive (2003/71/EC) (as amended, the “Prospectus Regulation”), as implemented by the member states of the European Economic Area (each, a “Relevant State”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant State unless the prospectus has been approved by the competent authority in such Relevant State or, where appropriate, approved by the competent authority of another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except

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that an offer to the public in that Relevant State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation, as implemented in that Relevant State:

•	to “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation;

•

by the underwriters to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Regulation, to supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or to file an Annex IX document with the competent authority of that Relevant State and make such document available to the public pursuant to Article 1(4) of the Prospectus Regulation.

Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer or to file an Annex IX document with the relevant competent authority and make such document available to the public. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant State means a communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and any ADSs to be offered, so as to enable an investor to decide to purchase or subscribe for any ADSs, as the same may be varied in that Relevant State by any measure implementing the Prospectus Regulation in that Relevant State. This definition also applies to the placing of securities through financial intermediaries.

Each person in a Relevant State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•

it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation or the law in that Relevant State implementing such provision (unless otherwise expressly disclosed to us and/or the relevant underwriter in writing); and

•

in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than “qualified investors” (within the meaning of the law in that Relevant State implementing Article 2(e) of the Prospectus Regulation or the law in that Relevant State implementing such provision), or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

No ADSs have been offered in the United Kingdom, except that an offer to the public of any ADSs may be made in the United Kingdom at any time:

•	to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;

•	to fewer than 150 persons (other than qualified investors as defined in Paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of underwriters for any such offer; or

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•	in any other circumstances falling within Part I of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to buy or subscribe for any ADSs and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who are high-net-worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) any other persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Indonesia

This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

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•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Korea

The ADSs are not being offered or sold and may not be offered or sold to persons located in or who are resident of Korea in this offering, and the registration statement of which this prospectus forms

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a part may not be circulated or distributed, directly or indirectly, in Korea. Persons located in or who are resident of Korea will not be permitted to acquire, directly or indirectly, the ADSs in this offering.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Mexico

The ADSs have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores, or the RNV) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), and therefore, may not be offered or sold publicly in Mexico or otherwise be subject to intermediation activities in Mexico; however, the ADSs may only be offered and sold in Mexico on a private placement basis to investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations

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thereunder. The information contained in this prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV and may not be publicly distributed in Mexico. In making an investment decision, all investors, including any Mexican investor, who may acquire the ADSs from time to time, must rely on their own examination of the Company and the terms of this offering, including the merits and risks involved.

Monaco

The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in us. Consequently, this prospectus and its contents may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors under their own liability.

New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The ADSs may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. This paragraph does not apply to Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

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Saudi Arabia

This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”) is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that

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term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law);

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.

Thailand

This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ADSs may not be offered or sold to persons in Thailand, unless such offering is made under the

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exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Vietnam

This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

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EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discount and commissions, will be as follows:

Amount (US$)
Expenses:
SEC registration fee
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Depositary fees
Miscellaneous costs
Total

All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee.

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LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, and for the underwriters by Paul Hastings LLP. Certain matters of Korean law will be passed upon for us by Shin & Kim LLC and for the underwriters by Kim & Chang.

EXPERTS

The Audited Financial Statements have been included herein and in the registration statement in reliance upon the report of KPMG Samjong Accounting Corp., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The registered business address of KPMG Samjong Accounting Corp. is 27th Floor, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul, 06236, Korea.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of Korea. A majority of our directors and officers and certain other persons named in this prospectus reside in Korea, and a significant portion of the assets of the directors and officers and certain other persons named in this prospectus and a substantial majority of our assets are located in Korea. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against any of them in the United States court judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any State or territory within the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the securities laws of the United States or any State or territory within the United States.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC within four months after the end of each fiscal year (which is currently four months from December 31, the end of our fiscal year), or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements, which will be examined and reported on with an opinion expressed by an independent public accounting firm.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies.

We also maintain an investor website at www.skhynix.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase the ADSs.

We will send the depositary a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The depositary has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all shareholders such notices and all such other reports and communications received by the depositary.

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You may request a copy of our SEC filings, at no cost, by contacting us at the number or address specified below.

SK hynix Inc. Investor Relations

SK U-Tower, 9, Seongnam-daero 343 beon-gil, Bundang-gu,

Seongnam-si, Gyeonggi-do 13558, Korea

+82 (31) 5185-4114

ir@skhynix.com

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

SK hynix Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK hynix Inc. and subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Timing of commencement of depreciation for machinery

As discussed in Note 2 (11) and Note 12 to the consolidated financial statements, as of December 31, 2025, the Group’s machinery (presented in property, plant and equipment) amounted to ~~W~~39,560,170 million. During the year ended December 31, 2025, the Group commenced depreciation of machinery amounting to ~~W~~17,618,705 million. The Group begins depreciating machinery when the asset is ready for its intended use.

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We identified the timing of commencement of depreciation for machinery as a critical audit matter. Evaluating the commencement of depreciation required subjective auditor judgment, as the nature of supporting documentation varies depending on the type of machinery. This included determining, for each type of machinery, the nature and extent of audit evidence obtained on when machinery is ready for its intended use.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed for each type of machinery.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the process of machinery (including Construction In Progress, or CIP) management, including the controls over determination of when machinery is ready for its intended use.

•

We evaluated the timing of when the machinery was ready for its intended use, for a sample of machinery which were ready for its intended use during the year, by inspecting supporting evidence, including internal inspection reports and installation completion documents.

•

For a sample of CIP projects that exceeded their expected completion dates as of year-end, we inspected relevant supporting documentation to assess the appropriateness of whether the assets were ready for intended use as of the year-end.

•	We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2022.

Seoul, Korea

May 7, 2026

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SK hynix Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(In millions of Korean won)	Notes	2025		2024
Assets
Current assets
Cash and cash equivalents	5,6	~~W~~	14,923,766	~~W~~	11,205,117
Short-term financial instruments	5,6,7		14,679,719		2,382,010
Short-term investment assets	5,6		5,338,768		569,236
Trade receivables, net	5,6,8,31		18,199,078		13,019,006
Loans and other receivables, net	5,6,8,31		386,343		293,061
Other financial assets	5,6,7,21		195,259		45,309
Inventories, net	9		14,289,390		13,313,937
Current tax assets			67,715		57,467
Other current assets	10		1,378,035		1,393,744

			69,458,073		42,278,887

Non-current assets
Investments in associates and joint ventures	11		1,320,927		1,940,663
Long-term investment assets	5,6		14,547,099		4,041,276
Loans and other receivables, net	5,6,8,31		420,036		444,286
Other financial assets	5,6,7,21		1,114,462		346,749
Property, plant and equipment, net	12,32		77,502,704		60,157,474
Right-of-use assets, net	13,31		2,336,457		2,486,871
Intangible assets, net	14		4,049,402		4,018,847
Investment property, net			188		200
Deferred tax assets	20,29		3,660,493		2,811,559
Employee benefit assets	19		1,552,888		1,154,255
Other non-current assets	10		144,930		174,142

			106,649,586		77,576,322

Total assets		~~W~~	176,107,659	~~W~~	119,855,209

See accompanying notes to the consolidated financial statements.

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SK hynix Inc. and Subsidiaries

Consolidated Statements of Financial Position, Continued

December 31, 2025 and 2024

(In millions of Korean won)	Notes	2025		2024
Liabilities
Current liabilities
Trade payables	5,6,31	~~W~~	2,848,455	~~W~~	2,277,347
Other payables	5,6,31,32		6,434,144		6,967,013
Other non-trade payables	5,6,15,31		6,283,111		3,983,543
Borrowings	5,6,16,31,32		8,161,757		5,252,238
Other financial liabilities	5,6,21,31		4,913,879		1,741,587
Provisions	18		228,937		270,235
Current tax liabilities			7,023,813		3,083,950
Lease liabilities	5,6,13,31		547,296		588,355
Other current liabilities	17		937,607		801,176

			37,378,999		24,965,444

Non-current liabilities
Long-term other payables	5,6		375,141		477,027
Other non-trade payables	5,6,15,31		19,970		51,897
Borrowings	5,6,16,32		14,086,148		17,431,495
Other financial liabilities	5,6,21		2,487		5,909
Defined benefit liabilities, net	19		66,144		68,090
Deferred tax liabilities	20		248,395		217,852
Lease liabilities	5,6,13,31		1,962,647		2,180,021
Other non-current liabilities	17		1,300,977		541,770

			18,061,909		20,974,061

Total liabilities			55,440,908		45,939,505

Equity
Equity attributable to owners of the Parent Company
Capital stock	22		3,657,652		3,657,652
Capital surplus	22		8,953,714		4,487,123
Other equity	22,34		(1,348,598)		(2,191,549)
Accumulated other comprehensive income	22		2,676,862		2,532,107
Retained earnings	23		106,576,548		65,418,061

Total equity attributable to owners of the Parent Company			120,516,178		73,903,394
Non-controlling interests			150,573		12,310

Total equity			120,666,751		73,915,704

Total liabilities and equity		~~W~~	176,107,659	~~W~~	119,855,209

See accompanying notes to the consolidated financial statements.

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SK hynix Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2025, 2024 and 2023

(In millions of Korean won, except per share information)	Notes	2025		2024		2023
Revenue	4,24,31	~~W~~	97,146,675	~~W~~	66,192,960	~~W~~	32,765,719
Cost of sales	26,31		38,455,885		34,364,814		33,299,167

Gross profit (loss)			58,690,790		31,828,146		(533,448)
Selling and administrative expenses	25,26		5,018,834		3,924,486		3,446,158
Research and development expenses	25,26		6,465,637		4,436,341		3,750,707
Finance income	5,27		16,373,480		4,855,082		2,261,801
Finance expenses	5,27		12,504,998		5,707,997		6,093,167
Share of profit (loss) of equity-accounted investees	11		(564,553)		(38,245)		15,061
Other income	28		333,277		1,476,579		623,867
Other expenses	28		377,973		167,388		735,065

Profit (loss) before income tax			50,465,552		23,885,350		(11,657,816)
Income tax expense (benefits)	29		7,517,650		4,088,448		(2,520,269)

Profit (loss) for the year		~~W~~	42,947,902	~~W~~	19,796,902	~~W~~	(9,137,547)
Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	19		(79,633)		(273,610)		(17,944)
Items that are or may be reclassified to profit or loss:
Foreign operations – foreign currency translation differences, net of tax			173,701		1,374,587		132,561
Gain (loss) on valuation of derivatives, net of tax	21		2,118		637		(22,414)
Equity-accounted investees – share of other comprehensive income (loss), net of tax	11		(26,740)		145,906		7,848

Other comprehensive income for the year, net of tax			69,446		1,247,520		100,051

Total comprehensive income (loss) for the year		~~W~~	43,017,348	~~W~~	21,044,422	~~W~~	(9,037,496)

Profit (loss) attributable to:
Owners of the Parent Company		~~W~~	42,919,287	~~W~~	19,788,681	~~W~~	(9,112,428)
Non-controlling interests			28,615		8,221		(25,119)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	42,984,408	~~W~~	21,033,123	~~W~~	(9,014,999)
Non-controlling interests			32,940		11,299		(22,497)
Earnings (loss) per share	30
Basic earnings (loss) per share (in won)		~~W~~	62,044	~~W~~	28,732	~~W~~	(13,244)
Diluted earnings (loss) per share (in won)		~~W~~	60,378	~~W~~	28,419	~~W~~	(13,244)

See accompanying notes to the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2025, 2024 and 2023

(In millions of Korean won)		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus		Other equity		Accumulated other comprehensive income (loss)		Retained earnings		Total		Non- controlling interests		Total equity
Balance at January 1, 2023		~~W~~	3,657,652	~~W~~	4,336,170	~~W~~	(2,311,409)	~~W~~	898,682	~~W~~	56,685,260	~~W~~	63,266,355	~~W~~	24,187	~~W~~	63,290,542
Comprehensive income (loss):
Loss for the year			—		—		—		—		(9,112,428)		(9,112,428)		(25,119)		(9,137,547)
Other comprehensive income (loss)
Remeasurements of defined benefit liability, net of tax	19		—		—		—		—		(17,944)		(17,944)		—		(17,944)
Other comprehensive income of associate, net of tax	11		—		—		—		7,848		—		7,848		—		7,848
Gain (Loss) on valuation of derivatives, net of tax	21		—		—		—		(22,414)		—		(22,414)		—		(22,414)
Foreign currency translation differences for foreign operations, net of tax			—		—		—		129,939		—		129,939		2,622		132,561

Total comprehensive income (loss) for the year			—		—		—		115,373		(9,130,372)		(9,014,999)		(22,497)		(9,037,496)

Transactions with owners of the Parent Company:
Dividends paid	23		—		—		—		—		(825,575)		(825,575)		—		(825,575)
Disposal of treasury shares	22		—		13,566		27,798		—		—		41,364		—		41,364
Share-based payment transactions	34		—		25,291		14,317		—		—		39,608		4,530		44,138
Issue of shares of subsidiaries and changes in ownership in the subsidiaries			—		(2,468)		—		—		—		(2,468)		(6,753)		(9,221)

Total transactions with owners of the Parent Company			—		36,389		42,115		—		(825,575)		(747,071)		(2,223)		(749,294)

Balance at December 31, 2023		~~W~~	3,657,652	~~W~~	4,372,559	~~W~~	(2,269,294)	~~W~~	1,014,055	~~W~~	46,729,313	~~W~~	53,504,285	~~W~~	(533)	~~W~~	53,503,752

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2025, 2024 and 2023, Continued

(In millions of Korean won)		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus		Other equity		Accumulated other comprehensive income (loss)		Retained earnings		Total		Non- controlling interests		Total equity
Balance at January 1, 2024		~~W~~	3,657,652	~~W~~	4,372,559	~~W~~	(2,269,294)	~~W~~	1,014,055	~~W~~	46,729,313	~~W~~	53,504,285	~~W~~	(533)	~~W~~	53,503,752
Comprehensive income (loss):
Profit for the year			—		—		—		—		19,788,681		19,788,681		8,221		19,796,902
Other comprehensive income (loss)
Remeasurements of defined benefit liabilities, net of tax	19		—		—		—		—		(273,610)		(273,610)		—		(273,610)
Other comprehensive income of associate, net of tax	11		—		—		—		145,906		—		145,906		—		145,906
Gain on valuation of derivatives, net of tax	21		—		—		—		637		—		637		—		637
Foreign currency translation differences for foreign operations, net of tax			—		—		—		1,371,509		—		1,371,509		3,078		1,374,587

Total comprehensive income for the year			—		—		—		1,518,052		19,515,071		21,033,123		11,299		21,044,422

Transactions with owners of the Parent Company:
Dividends paid	23		—		—		—		—		(826,323)		(826,323)		—		(826,323)
Disposal of treasury shares	22		—		75,995		51,313		—		—		127,308		—		127,308
Share-based payment transactions	34		—		38,569		26,432		—		—		65,001		(4,488)		60,513
Issue of shares of subsidiaries and changes in ownership in the subsidiaries			—		—		—		—		—		—		6,032		6,032

Total transactions with owners of the Parent Company			—		114,564		77,745		—		(826,323)		(634,014)		1,544		(632,470)

Balance at December 31, 2024		~~W~~	3,657,652	~~W~~	4,487,123	~~W~~	(2,191,549)	~~W~~	2,532,107	~~W~~	65,418,061	~~W~~	73,903,394	~~W~~	12,310	~~W~~	73,915,704

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2025, 2024 and 2023, Continued

(In millions of Korean won)		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus		Other equity		Accumulated other comprehensive income (loss)		Retained earnings		Total		Non- controlling interests		Total equity
Balance at January 1, 2025		~~W~~	3,657,652	~~W~~	4,487,123	~~W~~	(2,191,549)	~~W~~	2,532,107	~~W~~	65,418,061	~~W~~	73,903,394	~~W~~	12,310	~~W~~	73,915,704
Comprehensive income (loss):
Profit for the year			—		—		—		—		42,919,286		42,919,286		28,616		42,947,902
Other comprehensive income (loss)
Remeasurements of defined benefit liabilities, net of tax	19		—		—		—		—		(79,633)		(79,633)		—		(79,633)
Other comprehensive loss of associate, net of tax	11		—		—		—		(26,740)		—		(26,740)		—		(26,740)
Gain on valuation of derivatives, net of tax	21		—		—		—		2,118		—		2,118		—		2,118
Foreign currency translation differences for foreign operations, net of tax			—		—		—		169,377		—		169,377		4,324		173,701

Total comprehensive income for the year			—		—		—		144,755		42,839,653		42,984,408		32,940		43,017,348

Transactions with owners of the Parent Company:
Changes in ownership in subsidiaries			—		73,008		—		—		—		73,008		—		73,008
Dividends paid	23		—		—		—		—		(1,681,166)		(1,681,166)		—		(1,681,166)
Disposal of treasury shares	22		—		4,313,106		714,992		—		—		5,028,098		—		5,028,098
Changes in consolidation scope			—		—		—		—		—		—		446		446
Share-based payment transactions	20,34		—		80,477		127,959		—		—		208,436		104,877		313,313

Total transactions with owners of the Parent Company			—		4,466,591		842,951		—		(1,681,166)		3,628,376		105,323		3,733,699

Balance at December 31, 2025		~~W~~	3,657,652	~~W~~	8,953,714	~~W~~	(1,348,598)	~~W~~	2,676,862	~~W~~	106,576,548	~~W~~	120,516,178	~~W~~	150,573	~~W~~	120,666,751

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2025, 2024 and 2023

(In millions of Korean won)	Note	2025		2024		2023
Cash flows from operating activities
Cash generated from operating activities	33	~~W~~	58,904,432	~~W~~	31,250,846	~~W~~	6,688,866
Interest received			337,982		322,960		198,872
Interest paid			(938,849)		(1,276,564)		(1,261,540)
Dividends received			960,716		50,731		35,935
Income tax paid			(5,891,155)		(552,088)		(1,383,942)

Net cash provided by operating activities			53,373,126		29,795,885		4,278,191

Cash flows from investing activities
Decrease in short-term financial instruments			6,513,772		1,499,026		1,409,187
Increase in short-term financial instruments			(18,804,330)		(3,370,863)		(1,469,396)
Decrease (increase) in short-term investment assets, net			(4,552,604)		457,163		199,912
Collection of loans and other receivables			32,880		38,222		47,564
Increase in loans and other receivables			(178,331)		(47,704)		(251,498)
Proceeds from disposal of long-term investment assets			1,233,030		2,373		18,279
Acquisitions of long-term investment assets			(33,956)		(19,460)		(30,537)
Decrease in other financial assets			115,091		57		577
Increase in other financial assets			(1,105,649)		(109,646)		(5,358)
Proceeds from disposal of property, plant and equipment			144,828		47,126		1,539,825
Acquisitions of property, plant and equipment			(27,518,924)		(15,945,534)		(8,325,138)
Proceeds from disposal of intangible assets			2,142		19,703		484
Acquisitions of intangible assets			(1,060,419)		(717,106)		(454,710)
Proceeds from disposal of investments in associates			16,875		22,510		8,847
Acquisitions of investments in associates			(9,000)		(25,859)		(22,765)
Proceeds from disposal of assets held for sale			85,216		145,355		—
Cash outflow from business combination	32		(3,079,783)		—		—
Receipt of government grants			144,911		—		—

Net cash used in investing activities			(48,054,251)		(18,004,637)		(7,334,727)

Cash flows from financing activities
Proceeds from borrowings	33		8,183,735		8,717,964		20,657,967
Repayment of borrowings	33		(7,416,131)		(16,093,621)		(13,689,433)
Payment of lease liabilities	33		(596,465)		(601,821)		(461,466)
Dividends paid			(1,681,166)		(826,323)		(825,575)
Exercise stock-options			—		—		53
Issue of shares by subsidiaries and changes in ownership in subsidiaries			—		6,032		(9,220)
Proceeds from disposal of treasury shares			65,035		93,829		24,519

Net cash provided by (used in) financing activities			(1,444,992)		(8,703,940)		5,696,845

Effects of exchange rate changes on cash and cash equivalents			(155,234)		530,480		(29,987)

Net increase in cash and cash equivalents			3,718,649		3,617,788		2,610,322
Cash and cash equivalents at the beginning of the year			11,205,117		7,587,329		4,977,007

Cash and cash equivalents at the end of the year		~~W~~	14,923,766	~~W~~	11,205,117	~~W~~	7,587,329

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

1. General Information

(1)	General information about SK hynix Inc. (the “Parent Company”) and its subsidiaries (collectively the “Group”) is as follows:

The Parent Company manufactures, distributes, and sells semiconductor products. The Parent Company was established on October 15, 1949 and its shares have been listed on the Korea Exchange since 1996. The Parent Company’s headquarter is located at 2091 Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do, South Korea, and the Group has manufacturing facilities in Icheon-si and Cheongju-si, South Korea, and Wuxi, Chongqing and Dalian, China.

As of December 31, 2025 and 2024, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares		Percentage of ownership (%)
	2025	2024	2025	2024
SK Square Co., Ltd.	146,100,000	146,100,000	20.07	20.07
Other investors	555,591,520	542,938,731	76.32	74.58
Treasury shares[1]	26,310,845	38,963,634	3.61	5.35

	728,002,365	728,002,365	100.00	100.00

[1]

Treasury shares include 8,932,547 shares deposited with the Korea Securities Depository due to the issuance of exchangeable bonds. Excluding these, the number of treasury shares is 17,378,298 (equivalent to 2.39% of ownership interest) as of December 31, 2025.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange, respectively.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

1. General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of December 31, 2025 and 2024 are as follows:

				Ownership (%)
Company	Controlling company	Location	Business	2025	2024
SK hyeng Inc.	SK hynix Inc.	Korea	Construction and service	100	100
SK hystec Inc.	SK hynix Inc.	Korea	Business support and service	100	100
Happymore Inc.	SK hynix Inc.	Korea	Semiconductor apparel manufacturing, baking and services	100	100
SK hynix system ic Inc.	SK hynix Inc.	Korea	Semiconductor research and development and business support	100	100
HappyNarae Co., Ltd.	SK hynix Inc.	Korea	Industrial material supply	100	100
SK Keyfoundry Inc.	SK hynix Inc.	Korea	Semiconductor sales, manufacturing and others	100	100
SK hynix America Inc.	SK hynix Inc.	U.S.A	Semiconductor sales	100	100
SK hynix Deutschland GmbH	SK hynix Inc.	Germany	Semiconductor sales	100	100
SK hynix Asia Pte. Ltd.	SK hynix Inc.	Singapore	Semiconductor sales	100	100
SK hynix Semiconductor Hong Kong Ltd.	SK hynix Inc.	Hong Kong	Semiconductor sales	100	100
SK hynix U.K. Ltd.	SK hynix Inc.	U.K.	Semiconductor sales	100	100
SK hynix Semiconductor Taiwan Inc.	SK hynix Inc.	Taiwan	Semiconductor sales	100	100
SK hynix Japan Inc.	SK hynix Inc.	Japan	Semiconductor sales	100	100
SK hynix (Wuxi) Semiconductor Sales Ltd.	SK hynix Inc.	China	Semiconductor sales	100	100
SK hynix Semiconductor (China) Ltd.	SK hynix Inc.	China	Semiconductor manufacturing	100	100
SK hynix memory solutions Taiwan Ltd.	SK hynix Inc.	Taiwan	Semiconductor research and development	100	100
SK APTECH Ltd.	SK hynix Inc.	Hong Kong	Overseas investment	100	100
SK hynix Ventures Hong Kong Ltd.	SK hynix Inc.	Hong Kong	Overseas investment	100	100
Gauss Labs Inc.[1]	SK hynix Inc.	U.S.A	Information and Communications Industry	97.38	98.17
SK hynix NAND Product Solutions Corp.[1]	SK hynix Inc.	U.S.A	Semiconductor sales, research and development and others	97.48	98.49
SK hynix Semiconductor (Dalian) Co., Ltd.	SK hynix Inc.	China	Semiconductor manufacturing	100	100
SK hynix memory solutions Poland sp. z o.o.	SK hynix Inc.	Poland	Semiconductor research and development	100	100
SK Keyfoundry America Inc.	SK Keyfoundry Inc.	U.S.A	Semiconductor sales	100	100
SK Keyfoundry Shanghai Co., Ltd.	SK Keyfoundry Inc.	China	Semiconductor sales	100	100
SK Powertech[2]	SK Keyfoundry Inc.	Korea	Semiconductor manufacturing	99.42	—
SkyHigh Memory Limited[3]	SK hynix system ic Inc.	Hong Kong	Semiconductor manufacturing and sales	—	60.00
SUZHOU HAPPYNARAE Co., Ltd.	HappyNarae Co., Ltd.	China	Overseas industrial material supply	100	100
HappyNarae America LLC	HappyNarae Co., Ltd.	U.S.A	Overseas industrial material supply	100	100

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

1. General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of December 31, 2025 and 2024 are as follows, Continued:

				Ownership (%)
Company	Controlling company	Location	Business	2025	2024
HappyNarae Hungary Kft[4]	HappyNarae Co., Ltd.	Hungary	Overseas industrial material supply	100	100
SK hynix Semiconductor (Chongqing) Ltd.	SK APTECH Ltd.	China	Semiconductor manufacturing	100	100
SK hynix (Wuxi) Education Service Development Co., Ltd.	SK hynix (Wuxi) Education Technology Co., Ltd.	China	Overseas education	100	100
SK hynix (Wuxi) Industry Development Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Foreign hospital construction	100	100
SK hynix Happiness (Wuxi) Hospital Management Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Foreign hospital operation	70	70
SK hynix cleaning (Wuxi) Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Building maintenance and others	100	100
SK hynix (Wuxi) Education Technology Co., Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Overseas education	100	100
SK hynix Semiconductor West Lafayette LLC	SK hynix America Inc.	U.S.A	Semiconductor manufacturing	100	100
SK hynix memory solutions America Inc.[5]	SK hynix America Inc.	U.S.A	Semiconductor research and development	100	98.49
SK hynix Semiconductor India Private Ltd.	SK hynix Asia Pte. Ltd.	India	Semiconductor sales	100	100
SK hynix NAND Product Solutions Taiwan Co., Ltd.[1]	SK hynix NAND Product Solutions Corp.	Taiwan	Semiconductor research and development and sales	97.48	98.49
SK hynix NAND Product Solutions Canada Ltd.[1]	SK hynix NAND Product Solutions Corp.	Canada	Semiconductor research and development	97.48	98.49
SK hynix NAND Product Solutions Mexico, S. DE R.L. DE C.V.[1]	SK hynix NAND Product Solutions Corp.	Mexico	Semiconductor research and development	97.48	98.49
SK hynix NAND Product Solutions UK Limited[1]	SK hynix NAND Product Solutions Corp.	U.K.	Semiconductor sales	97.48	98.49
SK hynix NAND Product Solutions Israel Ltd.[1]	SK hynix NAND Product Solutions Corp.	Israel	Semiconductor sales	97.48	98.49
SK hynix NAND Product Solutions Japan G.K.[6]	SK hynix NAND Product Solutions Corp.	Japan	Semiconductor sales	—	98.49
SK hynix NAND Product Solutions International LLC[1]	SK hynix NAND Product Solutions Corp.	U.S.A	Semiconductor sales	97.48	98.49
SK hynix NAND Product Solutions Asia Pacific LLC[1]	SK hynix NAND Product Solutions Corp.	U.S.A	Semiconductor sales	97.48	98.49
SK hynix NAND Product Solutions Singapore Pte. Ltd.[1]	SK hynix NAND Product Solutions Corp.	Singapore	Semiconductor sales	97.48	98.49
SK hynix NAND Product Solutions Malaysia Sdn. Bhd.[1]	SK hynix NAND Product Solutions Corp.	Malaysia	Semiconductor sales	97.48	98.49
SK HYNIX NAND PRODUCT SOLUTIONS POLAND sp. z o.o.[1]	SK hynix NAND Product Solutions Corp.	Poland	Semiconductor research and development	97.48	98.49
SK hynix NAND Product Solutions (Beijing) Co., Ltd.[1]	SK hynix NAND Product Solutions Corp.	China	Semiconductor sales	97.48	98.49
SK Hynix NAND Product Solutions (Shanghai) Co., Ltd.[1]	SK hynix NAND Product Solutions Corp.	China	Semiconductor research and development	97.48	98.49
Intel NDTM US LLC.[7]	SK hynix NAND Product Solutions Corp.	U.S.A	Semiconductor research and development	97.48	—
SK hynix (Wuxi) Investment Ltd.	SK hynix Semiconductor (China) Ltd.	China	Overseas investment	100	100
SK hynix semiconductor storage technology (Dalian) Co., Ltd.[7,8]	SK hynix Semiconductor (Dalian) Co., Ltd.	China	Semiconductor manufacturing support	100	—
SkyHigh Memory China Limited[3]	SkyHigh Memory Limited	China	Semiconductor sales	—	60

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

1. General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of December 31, 2025 and 2024 are as follows, Continued:

				Ownership (%)
Company	Controlling company	Location	Business	2025	2024
SkyHigh Memory Limited Japan[3]	SkyHigh Memory Limited	Japan	Semiconductor sales	—	60
CHONGQING HAPPYNARAE Co., Ltd.	SUZHOU HAPPYNARAE Co., Ltd.	China	Overseas industrial material supply	100	100
MMT (Money Market Trust)	—	Korea	Money Market Trust	100	100

[1]	The Group’s ownership interest decreased due to exercise of stock options by the employees of SK hynix NAND Product solutions Corp. and its subsidiaries during the year ended December 31, 2025.
[2]	SK Powertech was included as a consolidated subsidiary through acquisition during the year ended December 31, 2025.
[3]

SkyHigh Memory Limited and its subsidiaries, SkyHigh Memory China Limited and SkyHigh Memory Limited Japan, were excluded from the Group’s consolidated subsidiaries upon disposal the year ended December 31, 2025.

[4]	Liquidation is in progress as of December 31, 2025.
[5]	SK hynix NAND Product Solutions Corp. transferred its shares to SK hynix America Inc. during the year ended December 31, 2025.
[6]	Liquidation was completed during the year ended December 31, 2025.
[7]

Intel holds the legal ownership of these entities as of December 31, 2024. However, the Group consolidated these entities since the initial closing of the acquisition when management determined that it obtained control over these entities as it has the power to direct the relevant activities of these entities and is exposed to, or has rights to, variable returns. The Group acquired legal ownership through the 2nd Closing of Intel NAND business acquisition during the year ended December 31, 2025.

[8]	The entity changed its name from Intel Semiconductor Storage Technology (Dalian) Ltd. to SK hynix semiconductor storage technology (Dalian) Co., Ltd. during the year ended December 31, 2025.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

1. General Information, Continued

(3)	Changes in the Group’s consolidated subsidiaries for the year ended December 31, 2025 are as follows:

Type	Company	Reason
Addition	SK Powertech	Acquisition
Derecognition	SK hynix NAND Product Solutions Japan G.K.	Liquidation
Derecognition	SkyHigh Memory Limited	Divestment
Derecognition	SkyHigh Memory China Limited	Divestment
Derecognition	SkyHigh Memory Limited Japan	Divestment

(4) The Group’s subsidiaries do not have material non-controlling interests as of December 31, 2025 and December 31, 2024.

2. Material Accounting Policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by management in connection with the filing with the U.S. Securities Exchange Commission on May 7, 2026.

(1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	financial instruments at fair value through other comprehensive income are measured at fair value

•	assets or liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets (Employee benefit assets)

•	liabilities for cash-settled share-based compensations are measured at fair value

(2) Functional and presentation currency

Financial statements of entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

The material accounting policies applied in preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(3) Operating Segments

The Group’s CODM is the board of directors, who do not receive and therefore do not review discrete financial information for any component of the Group. Accordingly, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic, product and customer information are provided in notes 4 and 24.

(4) Consolidation

(a) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition, and the Group shall also attribute total comprehensive income to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

(b) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with equity-accounted investees are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(c) Business combinations under common control

The assets and liabilities acquired in the combination of entities or business under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is added to or deducted from capital surplus.

(5) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value and are used by the Group in the management of its short-term commitments.

(6) Inventories

The cost of inventories is based on the weighted average method (except for goods in-transit that is based on the specific identification method), and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing inventories to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(6) Inventories, Continued

selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories shall be recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(7) Trade Receivables

Trade receivables are initially recognized at the transaction price if they do not contain a significant financing component. If a significant financing component exists, the receivables are initially recognized at fair value. The trade receivables are subsequently measured by subtracting the loss allowance from the amortized cost applied with the effective interest method.

(8) Non-derivative financial assets

(a) Initial recognition and measurement

Trade and other receivables, and debt investment are initially recognized when they are originated. Other financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instruments.

(b) Classification and subsequent measurements

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets.

(9) Derivative financial instruments

(a) Hedge accounting

The Group enters into a fixed-to-fixed cross currency swap contract and a floating-to-fixed cross currency interest rate swap contract to hedge interest rate risk and currency risk.

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, the document includes hedging instruments; hedged items; initial commencement date of those hedge relationship; fair value of hedged items based on hedged risk during the subsequent period; and the method of valuation on hedging instruments offsetting changes in cash flow.

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(9) Derivative financial instruments, Continued

(b) Embedded Derivative

Embedded derivative is accounted separately and separated from the host contract if the host contract is not a financial asset and meets certain requirements.

(10) Impairment of financial assets

(a) Recognition of impairment on financial assets

The Group recognizes loss allowances for expected credit losses (ECLs) on:

•	financial assets measured at amortized costs; and

•	IFRS 15 contract assets.

The Group measures impairment losses at an amount equal to lifetime ECLs except for the below assets, which are measured at 12-month ECLs.

•	credit risk of debt instruments is low at the end of reporting date

•

credit risk has not increased significantly since the initial recognition of debt investment (lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument)

The Group adopted an accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses for trade receivables and contract assets.

(b) Credit-impaired financial instrument

A debt instrument carried at amortized cost and fair value through other comprehensive income (FVOCI) is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is credit- impaired when one or more events that have a detrimental impact on the estimated future cash flows of that asset have occurred.

(c) Presentation of credit loss allowance on financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(11) Property, plant and equipment

The Group begins depreciation when an asset is available for its intended use. For production machinery, this assessment considers asset specific facts and circumstances, including completion of installation and setup, successful testing, and readiness to operate on a standalone or integrated basis.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed.

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(11) Property, plant and equipment, Continued

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Estimated Useful lives (years)
Buildings	10 - 50
Structures	10 - 20
Machinery	5 - 15
Vehicles	5 - 10
Other	5 - 10

(12) Intangible assets

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, certain intangible assets are determined as having indefinite useful lives and not amortized as there is no foreseeable limit to the period over which the assets are expected to be available for use.

Estimated Useful lives (years)
Industrial rights	5 - 10
Development costs	2
Other intangible assets	4 - 20

As of December 31, 2025, the Group has entered into a number of patent license agreements related to the design and production of its products. Royalties under this contract are paid in the form of either of lump-sum royalty or running royalty, and the payment amount of the lump-sum royalty is recognized as intangible assets and amortized in a straight-line manner according to the patent license period.

(13) Government grants

(a) Grants related to assets

Government grants for which the primary condition is that the Group purchases, constructs or otherwise acquires non-current assets are deducted from the cost of the asset. The grant is recognized in profit or loss over the useful lives of depreciable assets as deduction to depreciation expense.

(b) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized in profit or loss as deduction of the related expenses.

(14) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at the end of the reporting period to

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(14) Impairment of non-financial assets, Continued

determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset; however, if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

(15) Leases

(a) As a lessee

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The Group generally uses its incremental borrowing rate as the discount rate.

The Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for certain agreements, the Group has elected practical expedient not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group separately presents right-of-use assets that do not meet the definition of investment property in the statement of financial position.

(16) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(17) Employee benefits

(a) Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations, net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

(18) Foreign currencies

(a) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of reporting period. The income and expenses of foreign operations are translated to functional currency at average exchange rates. Foreign currency differences are recognized in other comprehensive income.

(19) Revenue from contracts with customers

Revenue is recognized when the customer obtains control of that asset, which is typically upon delivery or shipment depending on the terms of the contract.

When the good is defective, the customer is granted the right to return the defective goods in exchange for a functioning product or cash.

Revenue is measured at the amount of consideration for the sale of goods, reflecting the expected amount of return estimated through historical information. The Group’s right to recover products from customers and refund liability is recognized.

Refund liability is initially measured at the former carrying amount of the product less any expected costs to recover those products. Refund liability is included in contract liabilities (See note 17) and right to recover products from customers is included in contract assets (See note 10). The Group reviews its estimate of expected returns at the end of each reporting period and updates the amounts of the asset and liabilities accordingly.

(20) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(20) Income taxes, Continued

(a) Deferred tax

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences including unused tax loss and tax credit to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

(21) New and amended standards or interpretations adopted by the Group

The Group has applied the following new and revised IFRS Accounting Standards that are effective from January 1, 2025.

(a) Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ and IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ – ‘Lack of Exchangeability’

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments do not have a significant impact on the financial statements.

(22) New and amended standards or interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group.

(a) Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’

Disclosure requirements have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. Management does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system.

•	Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.

•

Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term.

•	Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

CONFIDENTIAL TREATMENT REQUESTED

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(22) New and amended standards or interpretations not yet adopted by the Group, Continued

(b) Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’—Contracts Referencing Nature-dependent Electricity

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption.

In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements.

The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. Management does not expect the amendments to have a significant impact on the consolidated financial statements.

(c) Annual Improvements to IFRS - Volume 11

IFRS Annual Improvements Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. Management does not expect the amendments to have a significant impact on the consolidated financial statements.

•	IFRS 1 First-time Adoption of IFRS: Application of hedge accounting when IFRS is first adopted

•	IFRS 7 Financial Instruments: Disclosures: Gain or loss on disposals, Practical application guidance

•	IFRS 9 Financial Instruments: Accounting for a lease termination and determining the transaction price

•	IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	IAS 7 Statement of Cash Flows: Cost Method

(d) New Standard: IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements and includes new requirements aimed at enhancing comparability of financial performance between similar entities and providing more relevant information to users. While the amendments do not affect the recognition or measurement of items in the financial statements, they are expected to have an extensive impact on presentation and disclosure, including the income statement and the disclosure of management-defined performance measures.

The standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for all comparative periods presented shall be restated under IFRS 18.

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(22) New and amended standards or interpretations not yet adopted by the Group, Continued

(d) New Standard: IFRS 18 Presentation and Disclosure in Financial Statements, Continued

Management is in the process of evaluating the impact of applying the new standard on the Group’s consolidated financial statements. Based on a preliminary assessment, the following potential effects have been identified.

Adoption of the standard is not expected to have an impact on the Group’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss). Based on a preliminary assessment conducted by the Group, the following items have been identified as potentially affecting operating profit (loss).

•	“Operating profit” will be a subtotal required to be presented in the income statement.

•

Exchange differences currently presented in ‘Finance Income and Expenses’ may need to be presented separately in the new categories, and certain foreign exchange gains and losses may be presented in operating profit.

•

The standard specifies detailed requirements for the categorization of gains and losses on derivative instruments. Such gains and losses should be presented in the same category as the income and expenses affected by the risks the derivative instruments are used to manage. Currently, the Group presents these gains and losses within finance income and costs. Consequently, there may be changes to the classification of these items in the income statement.

Applying the concept of ‘a useful structured summary’ and the enhanced principles of aggregation and disaggregation may result in changes to the line items presented in the primary financial statements. In addition, goodwill must be presented separately on the statement of financial position; therefore, the Group will present goodwill and other intangible assets as separate line items.

The requirements for disclosing material information remain unchanged; therefore, the Group does not expect significant changes to the information currently disclosed in the Notes. However, as a result of the principles of aggregation and disaggregation, the way information is grouped may change. In addition, significant new disclosures will be required for the following matters.

•	Management-defined performance measure

•	A breakdown of line items classified by function within the operating category of the income statement into their nature (required only for specified nature expenses)

•

Reconciliation of differences for each line item in the income statement between the amounts previously presented under IAS 1 and the restated amounts by applying IFRS 18 for the comparative period immediately preceding the period in which this standard is first applied.

There is a change in the presentation of interest received and interest paid in the statement of cash flows. Interest paid will be presented as cash flows from financing activities, and interest received as cash flows from investing activities, resulting in a change from the current presentation of cash flows from operating activities.

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

2. Material Accounting Policies, Continued

(22) New and amended standards or interpretations not yet adopted by the Group, Continued

(e) IFRS 19 Subsidiaries without Public Accountability: Disclosures

Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. This standard does not have a significant impact on the financial statements.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

(1) Fair value of financial instruments

In principle, the fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group makes judgments on the selection and assumptions of various evaluation techniques based on relevant market conditions as of the end of the reporting period (see note 6).

(2) Net defined benefit liabilities

The present value of the net defined benefit liability is affected by various factors determined by the actuarial method, especially changes in the discount rate (see note 19).

(3) Inventories

Estimating the net realizable value of inventories is based on the most reliable evidence available as of the measurement date for the amount expected to be realized from inventories. In addition, if the Group confirms the circumstances in which an event exists at the end of the reporting period, it shall estimate the change in price or cost directly related to the event.

(4) Development cost

The recoverable amounts of development cost have been determined based on value-in-use.

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

4. Operating Segment and Entity-wide Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products. The Chief Operating Decision Maker of the Group reviews the operational results of the semiconductor business with the reporting information which is prepared in the same manner with that used by management during the establishment of the Group’s business strategy.

(1) The Group’s non-current assets (excluding financial assets, loans and other receivables, investment in associates and joint ventures and deferred tax assets etc.) information by region based on the location of the Parent Company and its subsidiaries as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Korea	~~W~~	74,293,530	~~W~~	54,926,692
China		10,533,204		12,415,083
Asia(other than China)		15,424		19,044
U.S.A.		738,739		627,323
Europe		5,672		3,647

	~~W~~	85,586,569	~~W~~	67,991,789

(2) For the year ended December 31, 2025, revenue of ~~W~~23,260,076 million (2024: ~~W~~10,902,817 million), or 23.9% (2024: 16.5%) of the Group’s revenue, is derived from an external customer A. For the year ended December 31, 2023, no revenue derived from a single customer reached over 10% of the Group’s revenue.

(3) Entity-wide revenue information by region is disclosed in note 24 (3).

5. Carrying Amounts of Financial Instruments by Categories

(1) Carrying amounts of financial assets by categories as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss		Financial assets at amortized cost		Others		Total
Cash and cash equivalents	~~W~~	—	~~W~~	—	~~W~~	14,923,766	~~W~~	—	~~W~~	14,923,766
Short-term financial instruments		222,500		—		14,457,219		—		14,679,719
Short-term investment assets		5,338,768		—		—		—		5,338,768
Trade receivables[1]		—		1,256,429		16,942,649		—		18,199,078
Loans and other receivables		—		—		806,379		—		806,379
Other financial assets		62		—		1,113,792		195,867		1,309,721
Long-term investment assets		14,547,099		—		—		—		14,547,099

	~~W~~	20,108,429	~~W~~	1,256,429	~~W~~	48,243,805	~~W~~	195,867	~~W~~	69,804,530

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

5. Carrying Amounts of Financial Instruments by Categories, Continued

(1) Carrying amounts of financial assets by categories as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of Korean won)
	December 31, 2024
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss		Financial assets at amortized cost		Others		Total
Cash and cash equivalents	~~W~~	—	~~W~~	—	~~W~~	11,205,117	~~W~~	—	~~W~~	11,205,117
Short-term financial instruments		222,500		—		2,159,510		—		2,382,010
Short-term investment assets		569,236		—		—		—		569,236
Trade receivables[1]		—		672,860		12,346,146		—		13,019,006
Loans and other receivables		—		—		737,347		—		737,347
Other financial assets		8,692		—		122,940		260,426		392,058
Long-term investment assets		4,041,276		—		—		—		4,041,276

	~~W~~	4,841,704	~~W~~	672,860	~~W~~	26,571,060	~~W~~	260,426	~~W~~	32,346,050

[1]

The Group transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the consolidated financial statements when all the risks and rewards are substantially transferred. Accordingly, the Group recognized gain or loss on disposal of trade receivables.

(2) Carrying amounts of financial liabilities by categories as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)	December 31, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost		Others		Total
Trade payables	~~W~~	—	~~W~~	2,848,455	~~W~~	—	~~W~~	2,848,455
Other payables		—		6,809,285		—		6,809,285
Other non-trade payables[1]		—		1,541,016		—		1,541,016
Borrowings[2]		—		22,247,905		—		22,247,905
Lease liabilities		—		2,509,943		—		2,509,943
Other financial liabilities		4,911,955		1,585		2,826		4,916,366

	~~W~~	4,911,955	~~W~~	35,958,189	~~W~~	2,826	~~W~~	40,872,970

[1]

Among other non-trade payables, employee benefits liabilities that correspond to the Group’s obligations under the employee benefit plan were excluded because they were not subject to disclosure of financial instruments.

CONFIDENTIAL TREATMENT REQUESTED

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SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

5. Carrying Amounts of Financial Instruments by Categories, Continued

(2) Carrying amounts of financial liabilities by categories as of December 31, 2025 and 2024 are as follows, Continued:

[2]

The Group participated in supplier financing arrangements under letters of credit, where financial institutions pay the Group’s obligations to suppliers within a certain limit, and the Group subsequently repays the financial institutions. There were no short-term borrowings under the supplier financing arrangements as of December 31, 2025.

(In millions of Korean won)	December 31, 2024
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost		Others		Total
Trade payables	~~W~~	—	~~W~~	2,277,347	~~W~~	—	~~W~~	2,277,347
Other payables[1]		—		7,444,040		—		7,444,040
Other non-trade payables[2]		—		1,387,034		—		1,387,034
Borrowings[3]		—		22,683,733		—		22,683,733
Lease liabilities		—		2,768,376		—		2,768,376
Other financial liabilities		1,738,962		2,100		6,434		1,747,496

	~~W~~	1,738,962	~~W~~	36,562,630	~~W~~	6,434	~~W~~	38,308,026

[1]

The Group participated in supplier financing arrangements through corporate purchase card agreements with certain financial institutions to pay income taxes, electricity bills and others. Under these arrangements, the Group pays the card issuer the settlement amount on the credit extension period end date. There were no unpaid amounts in trade payables under the supplier financing arrangements as of December 31, 2024.

[2]

Among other non-trade payables, employee benefits liabilities that correspond to the Group’s obligations under the employee benefit plan were excluded because they were not subject to disclosure of financial instruments.

[3]

The Group participated in supplier financing arrangements under letters of credit, where financial institutions pay the Group’s obligations to suppliers within a certain limit, and the Group subsequently repays the financial institutions. There were no short-term borrowings under the supplier financing arrangements as of December 31, 2024.

(3) Details of gain and loss on financial assets and liabilities by category for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Financial assets at amortized cost
Interest income	~~W~~	493,112	~~W~~	343,674	~~W~~	215,234
Foreign exchange differences		(607,440)		2,962,818		267,611
Loss on disposal		(5)		(3,680)		(15,663)
Reversal of (Loss on) impairment		(428)		1,433		(8,518)

		(114,761)		3,304,245		458,664
Financial assets at fair value through profit or loss
Dividend income		940,739		29,313		13,392
Interest income		1,215		1,140		1,195
Gain on disposal		187,469		150,287		84,217
Gain (Loss) on valuation		11,984,285		(195,773)		(1,457,915)
Gain on transaction		329		—		—
Foreign exchange differences		(115,479)		205,716		(245,564)

		12,998,558		190,683		(1,604,675)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

5. Carrying Amounts of Financial Instruments by Categories, Continued

(3) Details of gain and loss on financial assets and liabilities by category for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(In millions of Korean won)
	2025		2024		2023
Financial liabilities at amortized cost
Interest expenses		(923,703)		(1,345,239)		(1,468,273)
Foreign exchange differences		220,266		(2,691,682)		(392,040)
Loss on transaction		(555)		(1,913)		—

		(703,992)		(4,038,834)		(1,860,313)
Financial liabilities at fair value through profit or loss
Loss on valuation		(4,163,304)		(79,495)		(855,216)
Loss on transaction		(4,202,673)		(20,344)		(58,985)
Foreign exchange differences		28,080		(212,444)		14,771

		(8,337,897)		(312,283)		(899,430)

Others
Gain (Loss) on transaction		—		(3,391)		13,819

	~~W~~	3,841,908	~~W~~	(859,580)	~~W~~	(3,891,935)

6. Financial Risk Management

(1) Financial risk management

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Risk management is carried out by the Parent Company’s corporate finance division in accordance with policies approved by the board of directors. The Parent Company’s corporate finance division identifies, evaluates, and hedges financial risks in close cooperation with the Group’s operating units. The board of directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Euro, Chinese yuan and Japanese yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities in foreign currencies, and net investments in foreign operations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

6. Financial Risk Management, Continued

(1) Financial risk management, Continued

(a) Market risk, Continued

(i) Foreign exchange risk, Continued

Monetary foreign currency assets and liabilities as of December 31, 2025 are as follows:

(In millions of Korean won and millions of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	23,074	~~W~~	33,108,951	15,528	~~W~~	22,280,863
JPY	904		8,295	116,044		1,064,852
CNY	1,748		357,939	2,734		559,886
EUR	25		42,240	149		251,626

Also, as described in note 21, the Group entered into a fixed-to-fixed cross currency swap and a floating-to-fixed cross currency interest rate swap to hedge foreign currency rate risk relating to bonds and borrowings denominated in foreign currencies

When the exchange rate of the functional currency for each foreign currency fluctuates by 10% as of December 31, 2025, the impact of the change in the exchange rate on profit before income tax expenses is as follows:

(In millions of Korean won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	1,210,371	~~W~~	(1,210,371)
JPY		(105,656)		105,656
CNY		(20,195)		20,195
EUR		(20,939)		20,939

(ii) Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate due to changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings and is partially offset by interests received from floating rate financial assets.

The Group is managing cash flow interest rate risk using floating-to-fixed cross currency interest rate swaps. These interest rate swaps have an economic effect of converting floating interest borrowings into fixed interest borrowings. Generally, the Group borrows at a floating interest rate and then swaps at a fixed rate. Under the swap agreement, the Group will settle the difference between fixed interest costs and the floating interest costs calculated according to the principal agreed upon for each counterparty and specific period (mainly quarterly).

The Group is partially exposed to the risk of changing net interest costs due to changes in interest rates as of December 31, 2025. The Group has signed a currency interest rate swap contract on floating interest rate borrowings in foreign currency amount to ~~W~~199,451 million and an interest rate swap contract on floating interest rate borrowings in local currency of ~~W~~348,800 million. Therefore, the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

6. Financial Risk Management, Continued

(1) Financial risk management, Continued

(a) Market risk, Continued

(ii) Interest rate risk, Continued

changes in interest costs subject to fluctuation of interest rates do not have an impact on the profit before income tax for the year ended December 31, 2025.

As of December 31, 2025, if interest rates on borrowings and financial assets had been 100 basis points higher/lower with all other variables held constant, profit before income tax would have been ~~W~~41,875 million (2024: ~~W~~49,875 million) lower/higher over the next year, mainly as a result of higher/lower net interest costs on floating-rate borrowings and interest income on floating-rate financial assets.

(iii) Price risk

The Group invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Group’s equity and debt securities are exposed to price risk as of December 31, 2025.

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises mainly from operating and investing activities. In order to manage credit risk, the Group periodically evaluates the creditworthiness of each customer or counterparty through the analysis of its financial information, historical transaction records and other factors, based on which the Group establishes credit limits for each customer or counterparty.

(i) Trade and other receivables

For each new customer, the Group individually analyzes its creditworthiness before standard payment and delivery terms and conditions are offered. In addition, the Group is continuously managing trade and other receivables by reevaluating the customer’s creditworthiness and securing collaterals in order to limit its credit risk exposure.

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and enters into credit insurance contracts to manage credit risk exposure from oversea customers. The extent of the Group’s exposure to credit risk as of December 31, 2025 is equal to the carrying amount of trade and other receivables.

(ii) Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents, short-term financial instruments, short-term investment assets, and short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of December 31, 2025 is the carrying amount of those financial assets. The Group deposits cash and cash equivalents, short-term financial instruments, and others in several financial institutions, and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

6. Financial Risk Management, Continued

(1) Financial risk management, Continued

(b) Credit risk, Continued

(ii) Other financial assets, Continued

transacts only with banks and financial institutions with high credit ratings. Accordingly, management does not expect any significant loss from non-performance by the counterparties.

(c) Liquidity risk

Liquidity risk is defined as the risk that the Group is unable to meet its short-term payment obligations on time due to deterioration of its business performance or inability to access financing. The Group forecasts its cash flow and liquidity status and sets action plans on a regular basis to manage liquidity risk proactively.

The Group invests surplus cash in interest-bearing current accounts, time deposits, and demand deposits choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts.

The contractual maturity of financial liabilities held by the Group as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
Borrowings[1]	~~W~~	7,978,826	4,845,560	8,676,290	3,272,460	~~W~~	24,773,136
Lease liabilities		576,548	426,197	1,068,681	944,492		3,015,918
Trade payables		2,848,455	—	—	—		2,848,455
Other payables		6,436,829	134,985	157,957	166,236		6,896,007
Other non-trade payables		1,224,871	10,378	9,698	162		1,245,109
Other financial liabilities		145,648	724	113	—		146,485

	~~W~~	19,211,177	5,417,844	9,912,739	4,383,350	~~W~~	38,925,110

[1]	The cash flow includes payment of interest under terms and conditions of borrowing.

(In millions of Korean won)
	December 31, 2024
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
Borrowings[1]	~~W~~	3,844,805	6,732,584	11,218,578	4,246,482	~~W~~	26,042,449
Lease liabilities		602,620	461,676	1,063,224	1,128,611		3,256,131
Trade payables		2,277,347	—	—	—		2,277,347
Other payables		6,983,374	186,336	179,794	217,925		7,567,429
Other non-trade payables		1,086,615	12,440	41,166	165		1,140,386
Other financial liabilities		151,855	2,515	1,604	—		155,974

	~~W~~	14,946,616	7,395,551	12,504,366	5,593,183	~~W~~	40,439,716

[1]	The cash flow includes payment of interest under terms and conditions of borrowing.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

6. Financial Risk Management, Continued

(1) Financial risk management, Continued

(c) Liquidity risk, Continued

The table above analyzes the Group’s financial liabilities into relevant maturity groups based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

(2) Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends to shareholders, procure and repay borrowings, issue new shares, or sell assets.

The debt-to-equity ratio and net borrowing ratio as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Total liabilities (A)	~~W~~	55,440,908	~~W~~	45,939,505
Total equity (B)		120,666,751		73,915,704
Cash and cash equivalents, and others[1] (C)		34,942,253		14,156,363
Total borrowings (D)		22,247,905		22,683,733
Debt-to-equity ratio (A/B)		45.95%		62.15%
Net borrowing ratio[2] (D-C)/B		-		11.54%

[1]	Total amount of cash and cash equivalents, short-term financial instruments and short-term investment assets.
[2]	Net borrowing ratio is not disclosed because the ratio is negative as of December 31, 2025.

Under major borrowing contracts, the Group is obliged to comply with a certain level of debt ratio and Loan-To-Value ratio. The Group has complied with all of these conditions as of December 31, 2025.

(3) Fair value

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

6. Financial Risk Management, Continued

(3) Fair value, Continued

(a)	The following table presents the Group’s carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2025 and 2024:

(In millions of Korean won)
			December 31, 2025
	Carrying amounts		Level 1		Level 2		Level 3		Total
Financial assets measured at fair value
Short-term financial instruments	~~W~~	222,500	~~W~~	—	~~W~~	—	~~W~~	222,500	~~W~~	222,500
Short-term investment assets		5,338,768		—		5,338,768		—		5,338,768
Trade receivables[1]		1,256,429		—		1,256,429		—		1,256,429
Long-term investment assets		14,547,099		—		—		14,547,099		14,547,099
Other financial assets		195,929		—		195,929		—		195,929

		21,560,725		—		6,791,126		14,769,599		21,560,725

Financial assets not measured at fair value
Cash and cash equivalents[2]		14,923,766		—		—		—		—
Short-term financial instruments[2]		14,457,219		—		—		—		—
Trade receivables[2]		16,942,649		—		—		—		—
Loans and other receivables[2]		806,379		—		—		—		—
Other financial assets[2]		1,113,792		—		—		—		—

		48,243,805		—		—		—		—

Total financial asset	~~W~~	69,804,530	~~W~~	—	~~W~~	6,791,126	~~W~~	14,769,599	~~W~~	21,560,725

Financial liabilities measured at fair value
Other financial liabilities	~~W~~	4,914,781	~~W~~	—	~~W~~	4,914,781	~~W~~	—	~~W~~	4,914,781

Financial liabilities not measured at fair value
Trade payables[2]		2,848,455		—		—		—		—
Other payables[2]		6,809,285		—		—		—		—
Other non-trade payables[2]		1,541,016		—		—		—		—
Borrowings		22,247,905		—		22,449,184		—		22,449,184
Lease liabilities[2]		2,509,943		—		—		—		—
Other financial liabilities[2]		1,585		—		—		—		—

		35,958,189		—		22,449,184		—		22,449,184

Total financial liabilities	~~W~~	40,872,970	~~W~~	—	~~W~~	27,363,965	~~W~~	—	~~W~~	27,363,965

[1]

The Group transferred some of the trade receivables and substantially transferred the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the consolidated financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

[2]	The Group did not present fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

6. Financial Risk Management, Continued

(3) Fair value, Continued

(a)

The following table presents the Group’s carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2025 and 2024, Continued:

(In millions of Korean won)
			December 31, 2024
	Carrying amounts		Level 1		Level 2		Level 3		Total
Financial assets measured at fair value
Short-term financial instruments	~~W~~	222,500	~~W~~	—	~~W~~	—	~~W~~	222,500	~~W~~	222,500
Short-term investment assets		569,236		—		569,236		—		569,236
Trade receivables[1]		672,860		—		672,860		—		672,860
Long-term investment assets		4,041,276		—		—		4,041,276		4,041,276
Other financial assets		269,118		—		269,118		—		269,118

		5,774,990		—		1,511,214		4,263,776		5,774,990

Financial assets not measured at fair value
Cash and cash equivalents[2]		11,205,117		—		—		—		—
Short-term financial instruments[2]		2,159,510		—		—		—		—
Trade receivables[2]		12,346,146		—		—		—		—
Loans and other receivables[2]		737,347		—		—		—		—
Other financial assets[2]		122,940		—		—		—		—

		26,571,060		—		—		—		—

Total financial asset	~~W~~	32,346,050	~~W~~	—	~~W~~	1,511,214	~~W~~	4,263,776	~~W~~	5,774,990

Financial liabilities measured at fair value
Other financial liabilities	~~W~~	1,745,396	~~W~~	—	~~W~~	1,745,396	~~W~~	—	~~W~~	1,745,396

Financial liabilities not measured at fair value
Trade payables[2]		2,277,347		—		—		—		—
Other payables[2]		7,444,040		—		—		—		—
Other non-trade payables[2]		1,387,034		—		—		—		—
Borrowings		22,683,733		—		22,604,615		—		22,604,615
Lease liabilities[2]		2,768,376		—		—		—		—
Other financial liabilities[2]		2,100		—		—		—		—

		36,562,630		—		22,604,615		—		22,604,615

Total financial liabilities	~~W~~	38,308,026	~~W~~	—	~~W~~	24,350,011	~~W~~	—	~~W~~	24,350,011

[1]

The Group transferred some of the trade receivables and substantially transferred the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the consolidated financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

[2]	The Group did not present fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

6. Financial Risk Management, Continued

(3) Fair value, Continued

(b) Valuation Techniques

The valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2 or level 3 are as follows:

(In millions of Korean won)
	Fair value		Level	Valuation Techniques
Financial assets at fair value through profit or loss:
Short-term investment assets	~~W~~	5,338,768	2	Present value technique
Short-term financial instruments		222,500	3	Present value technique
Long-term investment assets		14,547,099	3	Present value technique and others

Financial assets at fair value through other comprehensive income:
Trade receivables	~~W~~	1,256,429	2	Present value technique

Others:
Other financial assets	~~W~~	195,929	2	Present value technique

Financial liabilities at fair value through profit or loss:
Embedded derivative liabilities	~~W~~	4,911,955	2	Binominal model and others

Others:
Other financial liabilities	~~W~~	2,826	2	Present value technique

Long-term investments assets measured at level 3 in the fair value hierarchy include investments in special purpose companies of BCPE Pangea Intermediate Holdings Cayman, L.P. (“SPC1”) amounting to ~~W~~7,405,240 million and BCPE Pangea Cayman2 Limited (“SPC2”) amounting to ~~W~~6,746,627 million in connection with the acquisition of KIOXIA Holdings Corporation (“KIOXIA”)(formerly, Toshiba Memory Corporation). The fair value of the long-term investments is measured based on the equity value of the underlying asset, KIOXIA.

The fair value of equity investment in SPC1 is measured using an option pricing model allocating the estimated fair value of KIOXIA equity between investors based on distribution priority pursuant to the underlying investment arrangement together with consideration of expected SPC1 liquidation.

The fair value of debt investment in SPC2 convertible bonds is measured based on the estimated KIOXIA’s equity value and SPC2’s equity ownership in KIOXIA (14.30%).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

6. Financial Risk Management, Continued

(3) Fair value, Continued

(b) Valuation Techniques, Continued

The valuation techniques and key inputs used in valuation of the equity investment in SPC1 and investment in SPC2 convertible bonds are as follows:

(In millions of Korean won)
	Fair value		Valuation Techniques	Inputs of level 3 financial asset	Input Range
Equity investment in SPC1	~~W~~	7,405,240	Option-pricing method	Expected expiration(years)	0.21
				Liquidity discount	8.95%
				Volatility	48.48%
				Risk free rate	0.60%
SPC2 convertible bonds	~~W~~	6,746,627	Adjusted net asset method	Liquidity discount	8.95%

Among the level 3 inputs, a decrease in liquidity discount, which is a key assumption, will result in a higher fair value of the equity investment in SPC1, while any change in volatility and risk-free rate may have either positive or negative impact on the fair value of the investment in SPC1. In addition, when the liquidity discount decreases it will result in higher fair value of the investment in SPC2 convertible bonds.

Any positive or negative changes in these significant unobservable inputs will have a direct impact on the fair value of investments in SPC1 and SPC2, respectively. As these inputs are significant and unobservable, the equity investment in SPC1 and the SPC2 convertible bonds are classified within Level 3 of the fair value hierarchy. Accordingly, changes in key valuation inputs may have a significant impact on the fair values of these investments.

The sensitivity analysis results of the effect of changes in the input variables of each long-term investment classified as Level 3 on fair value are as follows:

(In millions of Korean won)
	Positive fluctuation		Negative fluctuation
Equity investment in SPC1[1]	~~W~~	79,428	~~W~~	(79,428)
SPC2 convertible bonds[1]		74,114		(74,114)

[1]	Fair value fluctuations were calculated by increasing or decreasing the liquidity discount, which is major unobservable input, by 1.0% points.

(c)

There was no transfer between fair value hierarchy levels during the year ended December 31, 2025 and changes in financial assets classified as level 3 fair value measurements during the year ended December 31, 2025 are as follows:

(In millions of Korean won)
	Beginning Balance		Acquisition	Disposals	Gain on Valuation	Foreign Exchange Difference	Ending Balance
Financial assets:
Short-term financial instruments	~~W~~	222,500	—	—	—	—	~~W~~	222,500
Long-term investment assets	~~W~~	4,041,276	28,143	(1,206,875)	11,938,050	(253,495)	~~W~~	14,547,099

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

7. Restricted Financial Instruments

Details of restricted financial instruments as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025	December 31, 2024
Short-term financial instruments:
Restricted for supporting small businesses	~~W~~222,500	~~W~~	222,500
Pledged for consumption tax	5,506		5,619
Others	324		256

	228,330		228,375

Other financial assets:
Escrow account	—		110,391
Bank overdrafts guarantee deposit	13		11
Others	2,822		1,807

	2,835		112,209

	~~W~~231,165	~~W~~	340,584

8. Trade Receivables and Loans and Other Receivables

(1) Details of loans and other receivables as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Current:
Other receivables	~~W~~	89,511	~~W~~	215,385
Accrued income		156,266		27,519
Short-term loans		117,592		13,462
Short-term guarantee and other deposits		22,974		36,695

		386,343		293,061

Non-current:
Long-term other receivables		74,024		95,122
Long-term loans		189,262		193,487
Guarantee deposits		156,488		155,409
Others		262		268

		420,036		444,286

	~~W~~	806,379	~~W~~	737,347

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

8. Trade Receivables and Loans and Other Receivables, Continued

(2)	Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025
	Gross amount		Provision for impairment		Carrying amount
Trade receivables	~~W~~	18,201,785	~~W~~	(2,707)	~~W~~	18,199,078
Current loans and other receivables		386,419		(76)		386,343
Non-current loans and other receivables		420,972		(936)		420,036

	~~W~~	19,009,176	~~W~~	(3,719)	~~W~~	19,005,457

(In millions of Korean won)
	December 31, 2024
	Gross amount		Provision for impairment		Carrying amount
Trade receivables	~~W~~	13,020,351	~~W~~	(1,345)	~~W~~	13,019,006
Current loans and other receivables		293,155		(94)		293,061
Non-current loans and other receivables		445,227		(941)		444,286

	~~W~~	13,758,733	~~W~~	(2,380)	~~W~~	13,756,353

(3) Details of provision for impairment

Changes in the provision for impairment of trade receivables for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025	2024
Beginning balance	~~W~~1,345	~~W~~	9,717
Bad debt expense	3,782		46
Reversal	(345)		(1,327)
Write-off	(2,076)		(7,070)
Foreign exchange difference	1		(21)

Ending balance	~~W~~2,707	~~W~~	1,345

Changes in the provision for impairment of current loans and other receivables for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025		2024
Beginning balance	~~W~~	94	~~W~~	39
Bad debt expense		821		94
Reversal		(94)		—
Write-off		(745)		(39)

Ending balance	~~W~~	76	~~W~~	94

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

8. Trade Receivables and Loans and Other Receivables, Continued

(3) Details of provision for impairment, Continued

Changes in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2025 and 2024 are as follows

(In millions of Korean won)
	2025		2024
Beginning balance	~~W~~	941	~~W~~	913
Bad debt expense		10		8
Reversal		7		(101)
Foreign exchange difference		(22)		121

Ending balance	~~W~~	936	~~W~~	941

(4)	The aging analysis of trade receivables and loans and other receivables as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
Trade receivables	~~W~~	18,199,078	—	—	—	2,707	~~W~~	18,201,785
Current loans and other receivables		386,343	—	—	—	76		386,419
Non-current loans and other receivables		420,036	—	—	—	936		420,972

	~~W~~	19,005,457	—	—	—	3,719	~~W~~	19,009,176

(In millions of Korean won)
	December 31, 2024
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
Trade receivables	~~W~~	13,019,006	—	—	—	1,345	~~W~~	13,020,351
Current loans and other receivables		293,061	—	—	—	94		293,155
Non-current loans and other receivables		444,286	—	—	—	941		445,227

	~~W~~	13,756,353	—	—	—	2,380	~~W~~	13,758,733

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

9. Inventories

(1) Details of inventories as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025
	Acquisition cost		Inventory valuation allowance		Carrying amount
Merchandise	~~W~~	5,564	~~W~~	(261)	~~W~~	5,303
Finished goods		2,616,635		(209,670)		2,406,965
Work-in-process		9,290,708		(83,271)		9,207,437
Raw materials		1,507,058		(17,745)		1,489,313
Supplies		1,086,570		(183,958)		902,612
Goods in transit		277,760		—		277,760

	~~W~~	14,784,295	~~W~~	(494,905)	~~W~~	14,289,390

(In millions of Korean won)
	December 31, 2024
	Acquisition cost		Inventory valuation allowance		Carrying amount
Merchandise	~~W~~	33,492	~~W~~	(26,717)	~~W~~	6,775
Finished goods		3,138,975		(624,692)		2,514,283
Work-in-process		8,952,952		(330,187)		8,622,765
Raw materials		1,521,521		(60,495)		1,461,026
Supplies		700,846		(114,547)		586,299
Goods in transit		122,789		—		122,789

	~~W~~	14,470,575	~~W~~	(1,156,638)	~~W~~	13,313,937

(2)	The amount of the inventories recognized as cost of sales for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Inventories recognized as cost of sales	~~W~~	39,117,310	~~W~~	35,634,490	~~W~~	32,206,255

(3)	The changes in inventory valuation allowance during the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	~~W~~	1,156,637	~~W~~	2,426,602
Charged to cost of sales		112,906		98,592
Utilization upon sales		(774,638)		(1,368,557)

Ending balance	~~W~~	494,905	~~W~~	1,156,637

There were no significant reversals of inventory write-downs recognized during 2025 and 2024.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

10. Other Current and Non-current Assets

Details of other current and non-current assets as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Current:
Advance payments	~~W~~	73,312	~~W~~	62,928
Prepaid expenses		291,529		247,166
Value added tax refundable		876,429		937,926
Contract assets		125,240		123,894
Others		11,525		21,830

		1,378,035		1,393,744

Non-current:
Long-term advance payments		79,810		113,564
Long-term prepaid expenses		33,778		25,997
Others		31,342		34,581

		144,930		174,142

	~~W~~	1,522,965	~~W~~	1,567,886

11. Investments in Associates and Joint Ventures

(1) General information of investments in associates and joint ventures is as follows:

Type	Investee	Location	Business
Associates	SK China Company Limited[1]	China	Consulting and investment
	SK South East Asia Investment Pte. Ltd.	Singapore	Consulting and investment
	SiFive, Inc.[2]	U.S.A	Design and manufacture of semiconductor
	Wuxi xinfa IC industry park., Ltd.	China	Developing science-technological park
Others
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.[3]	China	Manufacture of semiconductor parts
	SK hynix system ic (Wuxi) Co., Ltd.[4,5]	China	Foundry factory construction
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor[3], 7	Korea	Investment
	Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor[3], 6	Korea	Investment
Others

[1]	Management of the Group is able to exercise significant influence over the entity by participating the Board of Directors. Accordingly, the investment has been classified as an associate.
[2]	The Group is able to exercise significant influence through its right to appoint a director to the Board of Directors of investee. Accordingly, the investment has been classified as an associate.
[3]	It has been classified to a joint venture as it is stated in the agreement that unanimous vote is required for relevant activities.
[4]	Net asset share amount and carrying amount of SK hynix system ic (Wuxi) Co., Ltd. were prepared based on the consolidated financial statements including Hystars Semiconductor (Wuxi) Co., Ltd.
[5]

The Group disposed 49.9% of its shares of SK hynix system ic (Wuxi) Co., Ltd. and lost control over SK hynix system ic (Wuxi) Co., Ltd. based on the agreement that major decisions of SK hynix system ic (Wuxi) Co., Ltd. require the approval of more than two-thirds of the shareholders during the year ended December 31, 2024. The fair value of remaining shares has been recognized as an investment in a joint venture. The Group’s ownership decreased due to a capital increase by issuing new shares to a third party during the year ended December 31, 2025. Due to accumulated losses, an impairment loss of ~~W~~470,869 million was recognized during the year ended December 31, 2025 for the difference between the recoverable amount and the carrying amount.

[6]	The principal amount of ~~W~~2,700 million was collected during the year ended December 31, 2025.
[7]	The principal amount of ~~W~~1,909 million was collected during the year ended December 31, 2025.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

11. Investments in Associates and Joint Ventures, Continued

(2) Details of investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025					December 31, 2024
Investee	Ownership (%)	Net asset value		Carrying amount		Ownership (%)	Carrying amount
Associates:
SK China Company Limited	11.87	~~W~~	410,963	~~W~~	463,560	11.87	~~W~~	456,471
SK South East Asia Investment Pte. Ltd.	20.00		370,671		370,671	20.00		401,843
SiFive, Inc.	6.84		9,651		9,175	6.81		18,311
Wuxi xinfa IC industry park., Ltd.	30.00		46,990		46,990	30.00		44,895
Others			152,863		160,957			131,978
Joint ventures:
HITECH Semiconductor (Wuxi) Co., Ltd.	45.00		150,937		152,015	45.00		157,255
SK hynix system ic (Wuxi) Co., Ltd.	49.79		(13,564)		78,548	50.10		688,702
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor	33.33		9,039		9,039	33.33		11,237
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor	37.50		19,574		19,574	37.50		22,459
Others			10,398		10,398			7,512

		~~W~~	1,167,522	~~W~~	1,320,927		~~W~~	1,940,663

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

11. Investments in Associates and Joint Ventures, Continued

(3) Changes in investments in associates and joint ventures for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025
	Beginning balance		Acquis- ition		Share of profit (loss)	Other equity movement	Dividend	Recovery of principal	Impairment loss	Ending balance
SK China Company Limited	~~W~~	456,471	~~W~~	—	~~W~~4,005	~~W~~3,084	~~W~~—	~~W~~—	~~W~~—	~~W~~	463,560
SK South East Asia Investment Pte. Ltd.		401,843		—	(10,281)	(20,891)	—	—	—		370,671
SiFive, Inc.		18,311		—	(9,854)	718	—	—	—		9,175
Wuxi xinfa IC industry park., Ltd.		44,895		—	1,155	940	—	—	—		46,990
HITECH Semiconductor (Wuxi) Co., Ltd.		157,255		—	17,673	(4,441)	(18,472)	—	—		152,015
SK hynix system ic (Wuxi) Co., Ltd.[1]		688,702		—	(133,296)	(5,989)	—	—	(470,869)		78,548
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		11,237		—	469	(167)	(591)	(1,909)	—		9,039
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		22,459		—	(185)	—	—	(2,700)	—		19,574
Others		139,490		9,000	36,769	6	(1,505)	(12,266)	(139)		171,355

	~~W~~	1,940,663	~~W~~	9,000	~~W~~(93,545)	~~W~~(26,740)	~~W~~(20,568)	~~W~~(16,875)	~~W~~(471,008)	~~W~~	1,320,927

[1]

During the year ended December 31, 2025, an impairment loss of ~~W~~470,869 million was recognized as actual operating performance during the year materially underperformed the business plan used in prior impairment assessments, resulting in accumulated losses and a recoverable amount below the carrying amount.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

11. Investments in Associates and Joint Ventures, Continued

(3) Changes in investments in associates and joint ventures for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of Korean won)
	2024
	Beginning balance		Acquisi- tion		Share of profit (loss)		Other equity move- ment		Dividend		Recovery of principal		Impair- ment loss		Transfer		Ending balance
SK China Company Limited	~~W~~	408,230	~~W~~	—	~~W~~	4,609	~~W~~	43,632	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	456,471
SK South East Asia Investment Pte. Ltd.		351,923		—		4,093		45,827		—		—		—		—		401,843
SiFive, Inc.[1]		53,277		—		(12,694)		2,466		—		—		(24,738)		—		18,311
Wuxi xinfa IC industry park., Ltd.		42,458		—		(2,215)		4,652		—		—		—		—		44,895
HITECH Semiconductor (Wuxi) Co., Ltd.		137,655		—		17,603		19,172		(17,175)		—		—		—		157,255
SK hynix system ic (Wuxi) Co., Ltd.[2]		—		483,721		(35,348)		(5,646)		—		—		—		245,975		688,702
Hystars Semiconductor (Wuxi) Co., Ltd.[2]		220,373		—		832		24,770		—		—		—		(245,975)		—
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		19,283		—		3,520		(66)		(3,107)		(8,393)		—		—		11,237
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		29,779		—		37		143		—		(7,500)		—		—		22,459
Others		104,370		25,859		6,056		10,956		(1,135)		(6,616)		—		—		139,490

	~~W~~	1,367,348	~~W~~	509,580	~~W~~	(13,507)	~~W~~	145,906	~~W~~	(21,417)	~~W~~	(22,509)	~~W~~	(24,738)	~~W~~	—	~~W~~	1,940,663

[1]

Due to SiFive, Inc.’s continued accumulation of losses, the Group recognized ~~W~~ 24,738 million, the difference between the book value and recoverable amount, as a loss related to investments in associates.

[2]

As Hystars Semiconductor (Wuxi) Co., Ltd. was incorporated as a subsidiary of SK hynix system ic (Wuxi) Co., Ltd. during the year ended December 31, 2024, the book value of Hystars Semiconductor (Wuxi) Co., Ltd. was transferred with the book value of SK hynix system ic (Wuxi) Co., Ltd.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

11. Investments in Associates and Joint Ventures, Continued

(4) Major associates and joint ventures’ summarized financial information as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
SK China Company Limited	~~W~~	1,787,188	~~W~~	2,120,977	~~W~~	151,370	~~W~~	293,452
SK South East Asia Investment Pte. Ltd.		1,021,847		983,307		58,110		36,458
HITECH Semiconductor (Wuxi) Co., Ltd.		298,955		277,560		182,138		58,962
SK hynix system ic (Wuxi) Co., Ltd.		210,511		1,233,265		962,673		520,468

(In millions of Korean won)
	December 31, 2024
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
SK China Company Limited	~~W~~	1,621,534	~~W~~	2,168,615	~~W~~	111,297	~~W~~	299,593
SK South East Asia Investment Pte. Ltd.		1,197,435		2,268,114		613,999		14,918
HITECH Semiconductor (Wuxi) Co., Ltd.		272,861		306,426		69,219		163,986
SK hynix system ic (Wuxi) Co., Ltd.[1]		456,634		1,361,701		1,011,649		585,647

[1]	Hystars Semiconductor (Wuxi) Co., Ltd. was incorporated as a subsidiary of SK hynix system ic (Wuxi) Co., Ltd., during the year ended December 31, 2024.

(5) Major associates and joint ventures summarized financial information for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025				2024				2023
	Revenue		Net profit (loss)		Revenue		Net profit (loss)		Revenue		Net profit (loss)
SK China Company Limited	~~W~~	68,074	~~W~~	42,472	~~W~~	15,111	~~W~~	38,846	~~W~~	34,798	~~W~~	102,711
SK South East Asia Investment Pte. Ltd.		97,960		10,656		133,764		20,467		266,728		(43,317)
Magnus Private Investment Co., Ltd.[1]		—		—		—		—		—		(2,721)
HITECH Semiconductor (Wuxi) Co., Ltd.		779,854		39,469		688,331		37,292		—		35,718
SK hynix system ic (Wuxi) Co., Ltd.[2]		348,182		(265,822)		45,996		(57,481)		702,074		—
Hystars Semiconductor (Wuxi) Co., Ltd.[2]		—		—		55,620		1,660		—		1,659

[1]	Liquidation was completed during the year ended December 31, 2023.
[2]	Hystars Semiconductor (Wuxi) Co., Ltd. was incorporated as a subsidiary of SK hynix system ic (Wuxi) Co., Ltd., during the year ended December 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

12. Property, Plant and Equipment

(1) Changes in property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction- in-progress	Total
Beginning balance Changes during 2025	~~W~~	1,205,857	10,474,146	3,207,904	33,674,111	25,914	462,318	11,107,224	~~W~~	60,157,474
Acquisitions		16,317	627,479	327,158	11,867,710	379	318,128	17,015,647		30,172,818
Impairment		—	(45,120)	—	—	—	(37)	—		(45,157)
Disposals		(1,171)	(12,729)	(7,469)	(29,847)	(455)	(8,709)	(31,036)		(91,416)
Depreciation		—	(471,753)	(247,033)	(11,718,575)	(2,657)	(223,498)	—		(12,663,516)
Transfers		466,389	(281,589)	315,928	5,750,995	57	85,083	(6,329,203)		7,660
Foreign exchange differences and others		(1,465)	(42,343)	9,202	(21,790)	(3)	1,239	(18,895)		(74,055)
Reclassified as assets held for sale		—	—	(2)	(1,091)	—	(1,270)	—		(2,363)
Business combination		—	—	1,777	38,657	—	817	8		41,259

Ending balance	~~W~~	1,685,927	10,248,091	3,607,465	39,560,170	23,235	634,071	21,743,745	~~W~~	77,502,704

Acquisition cost	~~W~~	1,685,927	13,544,821	5,322,428	139,232,683	46,864	3,034,803	21,769,815	~~W~~	184,637,341
Accumulated depreciation		—	(3,209,393)	(1,694,511)	(99,343,367)	(23,629)	(2,399,992)	—		(106,670,892)
Accumulated impairment		—	(68,346)	(15,339)	(299,800)	—	(16)	(26,070)		(409,571)
Government grants		—	(18,991)	(5,113)	(29,346)	—	(724)	—		(54,174)

	~~W~~	1,685,927	10,248,091	3,607,465	39,560,170	23,235	634,071	21,743,745	~~W~~	77,502,704

(In millions of Korean won)
	2024
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction- in-progress	Total
Beginning balance	~~W~~	1,207,988	10,341,242	3,080,243	31,471,525	31,044	554,024	6,018,787	~~W~~	52,704,853
Changes during 2024
Acquisitions		66	156,877	292,362	9,990,891	526	152,395	7,362,704		17,955,821
Impairment		—	—	—	21	—	(12)	—		9
Disposals		—	(24)	(1,858)	(21,042)	(2,557)	(1,729)	(4,840)		(32,050)
Depreciation		—	(505,552)	(227,972)	(10,553,687)	(3,144)	(245,280)	—		(11,535,635)
Transfers		(9,735)	121,201	49,237	2,327,386	—	3,786	(2,490,804)		(1,071)
Foreign exchange differences and others		7,538	360,402	98,560	841,568	45	12,722	221,541		1,542,376
Reclassified as assets held for sale		—	—	(82,668)	(382,551)	—	(13,588)	(164)		(478,971)

Ending balance	~~W~~	1,205,857	10,474,146	3,207,904	33,674,111	25,914	462,318	11,107,224	~~W~~	60,157,474

Acquisition cost	~~W~~	1,205,857	13,771,703	4,615,743	123,124,358	47,115	2,664,488	11,175,488	~~W~~	156,604,752
Accumulated depreciation		—	(3,256,494)	(1,389,621)	(89,123,068)	(21,200)	(2,201,560)	—		(95,991,943)
Accumulated impairment		—	(23,226)	(15,339)	(261,984)	—	(13)	(68,264)		(368,826)
Government grants		—	(17,837)	(2,879)	(65,195)	(1)	(597)	—		(86,509)

	~~W~~	1,205,857	10,474,146	3,207,904	33,674,111	25,914	462,318	11,107,224	~~W~~	60,157,474

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

12. Property, Plant and Equipment, Continued

(2) Details of depreciation expense allocation for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Cost of sales	~~W~~	11,839,495	~~W~~	10,696,150	~~W~~	11,810,720
Selling and administrative expenses		242,739		249,368		250,180
Research and development expenses and others		581,282		590,117		669,550

	~~W~~	12,663,516	~~W~~	11,535,635	~~W~~	12,730,450

(3) Certain property, plant and equipment are pledged as collaterals for borrowings of the Group as of December 31, 2025 (See note 32).

(4) The Group capitalized borrowing costs amounting to ~~W~~249,760 million (2024: ~~W~~202,995 million and 2023: ~~W~~136,622 million) on qualifying assets during the year ended December 31, 2025. Borrowing costs were calculated using a capitalization rate of 3.91% (2024: 6.32% and 2023: 4.34%) for the year ended December 31, 2025.

(5) The Group provides certain property, plant, and equipment as operating leases. Rental income from the property, plant and equipment during the year ended December 31, 2025 are ~~W~~29,144 million (2024: ~~W~~23,811 million and 2023: ~~W~~28,403 million).

13. Leases

(1) Leases as lessee

(a) Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025
	Properties		Structures	Machinery	Vehicles	Others	Total
Beginning balance	~~W~~	412,296	1,513,255	540,219	19,821	1,280	~~W~~	2,486,871
Increase		61,141	111,711	75,928	13,576	27,742		290,098
Termination		(3,005)	—	—	(2,410)	—		(5,415)
Depreciation		(75,121)	(152,098)	(185,859)	(13,726)	(8,979)		(435,783)
Foreign exchange difference		(2,448)	4,324	—	36	1		1,913
Reclassified as assets held for sale		(1,227)	—	—	—	—		(1,227)

Ending balance	~~W~~	391,636	1,477,192	430,288	17,297	20,044	~~W~~	2,336,457

Acquisition cost	~~W~~	648,293	2,169,989	673,504	36,689	27,775	~~W~~	3,556,250
Accumulated depreciation		(223,209)	(692,797)	(243,216)	(19,392)	(7,731)		(1,186,345)
Government grants		(33,448)	—	—	—	—		(33,448)

	~~W~~	391,636	1,477,192	430,288	17,297	20,044	~~W~~	2,336,457

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

13. Leases, Continued

(1) Leases as lessee, Continued

(a) Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of Korean won)
	2024
	Properties		Structures	Machinery	Vehicles	Others	Total
Beginning balance	~~W~~	419,162	1,523,997	709,973	23,551	18,161	~~W~~	2,694,844
Increase		43,827	204,843	51,627	13,534	(195)		313,636
Termination		(6,142)	—	—	(4,171)	—		(10,313)
Depreciation		(74,900)	(152,250)	(193,853)	(13,170)	(15,516)		(449,689)
Foreign exchange difference		33,045	41,827	1,073	317	403		76,665
Reclassified as assets held for sale		(2,696)	(105,162)	(28,601)	(240)	(1,573)		(138,272)

Ending balance	~~W~~	412,296	1,513,255	540,219	19,821	1,280	~~W~~	2,486,871

Acquisition cost	~~W~~	606,918	2,048,948	802,452	34,245	22,647	~~W~~	3,515,210
Accumulated depreciation		(160,786)	(535,693)	(262,233)	(14,424)	(21,367)		(994,503)
Government grants		(33,836)	—	—	—	—		(33,836)

	~~W~~	412,296	1,513,255	540,219	19,821	1,280	~~W~~	2,486,871

(b) Changes in lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025		2024
Beginning balance	~~W~~	2,768,376	~~W~~	3,029,874
Acquisition		290,133		266,528
Termination		(5,361)		(13,971)
Interest expenses		97,843		105,238
Payments		(648,765)		(635,953)
Foreign exchange difference		8,954		161,165
Reclassified as liabilities held for sale		(1,237)		(144,505)

Ending balance	~~W~~	2,509,943	~~W~~	2,768,376

(c) The details of the minimum lease payment to be paid in the future for each period in connection with lease liabilities, present value and current/non-current classification of lease liabilities as of December 31, 2025 are as follows:

(In millions of Korean won)
	2025
Less than one year	~~W~~	576,548
One to five years		1,494,878
More than five years		944,492

Total lease liabilities undiscounted as of December 31, 2025		3,015,918
Present value of lease liabilities recognized as of December 31, 2025		2,509,943

Current lease liabilities		547,296
Non-current lease liabilities		1,962,647

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

13. Leases, Continued

(1) Leases as lessee, Continued

(d) The amounts recognized in profit or loss in relation to right-of-use assets and lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025		2024
Depreciation of right-to-use assets	~~W~~	435,783	~~W~~	449,689
Interest expenses of lease liabilities		97,843		105,238
Expenses relating to short-term leases or to leases of low-value assets		7,906		7,997

The total cash outflow from leases is ~~W~~656,671 million (2024: ~~W~~643,950 million).

14. Intangible Assets

(1) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)	2025
	Goodwill		Industrial property rights	Development costs	Others	Total
Beginning balance	~~W~~	848,828	90,464	713,642	2,365,913	~~W~~	4,018,847
Changes during 2025
Internal development		—	—	266,890	—		266,890
External acquisition		—	2,012	—	689,777		691,789
Business combination		—	3	—	1,409		1,412
Disposals		(32,596)	(856)	—	(6,316)		(39,768)
Amortization		—	(17,442)	(348,757)	(464,620)		(830,819)
Impairment		—	—	—	(38,053)		(38,053)
Transfers		—	21,966	—	(29,718)		(7,752)
Reclassified as assets held for sale		—	—	—	(287)		(287)
Others		(8,709)	(6)	—	(4,142)		(12,857)

Ending balance	~~W~~	807,523	96,141	631,775	2,513,963	~~W~~	4,049,402

Acquisition cost	~~W~~	1,830,625	242,212	5,213,157	5,773,909	~~W~~	13,059,903
Accumulated amortization and impairment		(1,023,102)	(146,071)	(4,581,382)	(3,259,946)		(9,010,501)

	~~W~~	807,523	96,141	631,775	2,513,963	~~W~~	4,049,402

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

14. Intangible Assets, Continued

(1) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of Korean won)	2024
	Goodwill		Industrial property rights	Development costs	Others	Total
Beginning balance	~~W~~	803,348	92,096	410,667	2,528,456	~~W~~	3,834,567
Changes during 2024
Internal development		—	—	417,724	—		417,724
External acquisition		—	1,581	—	327,530		329,111
Disposals		—	(9,092)	—	(8,592)		(17,684)
Amortization		—	(17,421)	(114,749)	(464,030)		(596,200)
Impairment		—	—	—	(216)		(216)
Transfers		—	23,271	—	(32,483)		(9,212)
Reclassified as assets held for sale		—	—	—	(29,094)		(29,094)
Others		45,480	29	—	44,342		89,851

Ending balance	~~W~~	848,828	90,464	713,642	2,365,913	~~W~~	4,018,847

Acquisition cost	~~W~~	1,896,957	227,202	4,946,266	5,319,455	~~W~~	12,389,880
Accumulated amortization and impairment		(1,048,129)	(136,738)	(4,232,624)	(2,953,542)		(8,371,033)

	~~W~~	848,828	90,464	713,642	2,365,913	~~W~~	4,018,847

(2) Details of amortization expense allocation for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)	2025		2024		2023
Cost of sales	~~W~~	321,740	~~W~~	311,226	~~W~~	234,001
Selling and administrative expenses		483,516		256,853		282,685
Research and development expenses and other		25,563		28,121		35,855

	~~W~~	830,819	~~W~~	596,200	~~W~~	552,541

(3) Goodwill impairment tests

The Group allocates goodwill to identified CGUs, and the details of goodwill for each CGU as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025		2024
SK hynix CGU (*)	~~W~~	807,523	~~W~~	848,328

(*)	The SK hynix CGU is comprised of non-current assets of the Group excluding those of Solidigm.

The Group performs goodwill impairment tests annually. For the purpose of impairment tests, goodwill is allocated to the relevant CGU. The recoverable amount of the SK hynix CGU as of December 31, 2025 and 2024 was determined considering the fair value less costs to sell, which was determined based on the amount using the current stock price as of December 31, 2025 and 2024. No impairment loss of goodwill was recognized since the recoverable amount is higher than the carrying value of the CGU as of December 31, 2025 and 2024.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

14. Intangible Assets, Continued

(4) Among costs associated with development activities, ~~W~~266,890 million (2024: ~~W~~417,724 million and 2023: ~~W~~350,550 million) that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2025. In addition, costs associated with research activities and other development expenditures that did not meet the criteria in the amount of ~~W~~6,465,637 million (2024: ~~W~~4,436,341 million and 2023: ~~W~~3,750,706 million) were recognized as expenses for the year ended December 31, 2025.

The Group assesses whether there’s any indication for impairment of development costs at the end of the reporting period, and no impairment loss was recognized for development projects during the years ended December 31, 2025 and 2024 as there are no development projects of which the recoverable value is less than the book value.

15. Other Payables

Details of other payables as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Current:
Accrued expenses	~~W~~	6,277,237	~~W~~	3,977,166
Deposits payable		5,874		6,377

		6,283,111		3,983,543

Non-current:
Long-term accrued expenses		8,400		40,584
Deposits payable		11,570		11,313

		19,970		51,897

	~~W~~	6,303,081	~~W~~	4,035,440

16. Borrowings

(1) Details of borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Current:
Short-term borrowings	~~W~~	2,395,797	~~W~~	1,283,488
Current portion of long-term borrowings		1,470,301		1,143,258
Current portion of debentures[1]		4,295,659		2,825,492

		8,161,757		5,252,238

Non-current:
Long-term borrowings		2,879,750		5,022,069
Debentures		11,206,398		12,409,426

		14,086,148		17,431,495

	~~W~~	22,247,905	~~W~~	22,683,733

[1]

The carrying amount includes exchangeable bond issued by the Group during the year ended December 31, 2023. The maturity date of the exchangeable bond is in 2030, but the Group has classified the exchangeable bond as current borrowings

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

16. Borrowings, Continued

(1) Details of borrowings as of December 31, 2025 and 2024 are as follows, Continued:

due to the possibility of exercising conversion rights by the bondholders. During the year ended December 31, 2025, exchangeable bonds equivalent to USD 926,400,000 were exchanged for 11,206,742 shares upon exercise of exchange rights by the bondholders. On a cumulative basis, exchangeable bonds equivalent to USD 961,600,000 have been exchanged for 11,627,828 shares. The conditions of issuance are as follows:

Type of bond Issue amount		Foreign exchangeable bond USD 1,700,000,000
Outstanding balance of bonds issued[1]		USD 738,400,000
Interest rate	Coupon Rate	1.75%
	Yield Rate	1.75%
Maturity Date		April 11, 2030
Redemption measures		1) Redemption upon maturity: redemption of the remaining amounts for which conversion rights or early redemption has not been exercised upon maturity date
2) Early redemption: Redemption by the Call Option of the Issuer or redemption by the Put Option of Bondholders
Details of conversion right	Conversion Rate	100.00% of the principal amount
	Conversion price	~~W~~108,811 per share
	Subject of Conversion	Ordinary shares of the SK hynix Inc. (currently held as treasury shares)
	Conversion period	May 22, 2023 - April 1, 2030
Adjustment to Conversion Price

Adjustment of the Conversion Price in certain circumstances, including but not limited to:

Bonus issue, subdivision, consolidation, reclassification, rights issues of options or warrants over shares, share dividends, capital distribution, modification of rights of conversion, issues at less than Current Market Price, etc.

Put Option of Bondholders		The fourth anniversary from the transaction date (April 11, 2027)
In the case of a change of control of the Parent company
In the case of the Shares of the Parent company ceases to be listed or admitted to trading or are suspended for trading for a period equal to or exceeding 20 consecutive Trading Days
Call Option of the Issuer		On or after April 25, 2028, in the case of the closing price of the Shares for any 20 trading days in a period of 30 consecutive trading days is at least 130% of the prevailing Conversion Price
In the case of the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued (Clean Up Call)
In the case of the Issuer becomes obliged to pay any additional amounts, as a result of changes relating to tax laws in Korea.

[1]

The number of exchangeable shares was 20,126,911 upon initial issuance, but due to the exercise of conversion rights and adjustments in the conversion price, the number of exchangeable shares has been changed to 8,932,547 as of December 31, 2025.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

16. Borrowings, Continued

(2) Details of borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	Financial institutions	Maturity date	Interest rate per annum in 2025 (%)	2025		2024
Short-term borrowings:
Commercial Paper	Shinhan Bank	2026.09	3.7~4.0	~~W~~	300,000	~~W~~	300,000
General borrowings	Nonghyup Bank and others	2026.01~2026.12	1.4~6.3		2,095,797		983,488

					2,395,797		1,283,488

Long-term borrowings:
Funds for equipment	MUFG and others	2026.01~2030.12	1.0~7.7		3,473,363		5,076,594
General borrowings	The Export-Import Bank of Korea and others	2026.12~2027.12	2.9~4.5		883,200		1,104,402

					4,356,563		6,180,996

Less: Current portion					(1,470,301)		(1,143,258)
Less: Discounts on borrowings					(6,512)		(15,669)

				~~W~~	2,879,750	~~W~~	5,022,069

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

16. Borrowings, Continued

(3) Details of debentures as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	Maturity date	Interest rate per annum in 2025 (%)	December 31, 2025		December 31, 2024
Unsecured notes in local currency:
Unsecured corporate bonds 219-2nd	2025.08.27	2.67	~~W~~	—	~~W~~	90,000
Unsecured corporate bonds 220-3rd	2026.05.09	2.17		120,000		120,000
Unsecured corporate bonds 220-4th	2029.05.09	2.54		250,000		250,000
Unsecured corporate bonds 221-2nd	2025.02.14	1.72		—		360,000
Unsecured corporate bonds 221-3rd	2027.02.14	1.93		130,000		130,000
Unsecured corporate bonds 221-4th	2030.02.14	2.21		230,000		230,000
Unsecured corporate bonds 222-1st	2030.11.10	2.33		70,000		70,000
Unsecured corporate bonds 222-2nd	2035.11.10	2.73		100,000		100,000
Unsecured corporate bonds 223-2nd	2026.04.13	1.89		360,000		360,000
Unsecured corporate bonds 223-3rd	2028.04.13	2.11		80,000		80,000
Unsecured corporate bonds 223-4th	2031.04.13	2.48		190,000		190,000
Unsecured corporate bonds 224-1st	2026.02.13	3.83		430,000		430,000
Unsecured corporate bonds 224-2nd	2028.02.14	4.27		780,000		780,000
Unsecured corporate bonds 224-3rd	2030.02.14	4.52		100,000		100,000
Unsecured corporate bonds 224-4th	2033.02.14	4.90		80,000		80,000
Unsecured corporate bonds 225-1st	2027.04.08	3.63		350,000		350,000
Unsecured corporate bonds 225-2nd	2029.04.08	3.72		300,000		300,000
Unsecured corporate bonds 225-3rd	2031.04.08	3.84		100,000		100,000
Unsecured corporate bonds 226-1st	2028.01.20	2.98		440,000		—
Unsecured corporate bonds 226-2nd	2030.01.20	3.03		190,000		—
Unsecured corporate bonds 226-3rd	2032.01.20	3.09		70,000		—

				4,370,000		4,120,000

Unsecured notes in foreign currency:
Unsecured global bonds 10-2nd	2026.01.19	1.50		1,434,900		1,470,000
Unsecured global bonds 10-3rd	2031.01.19	2.38		1,434,900		1,470,000
Unsecured global bonds 11-1st	2026.01.17	6.25		1,076,175		1,102,500
Unsecured global bonds 11-2nd	2028.01.17	6.38		1,434,900		1,470,000
Unsecured global bonds 11-3rd	2033.01.17	6.50		1,076,175		1,102,500
Unsecured global bonds 12th	2025.11.17	5.89		—		441,000
Unsecured global bonds 14-1st	2027.01.16	5.50		717,450		735,000
Unsecured global bonds 14-2nd	2029.01.16	5.50		1,434,900		1,470,000
Unsecured global bonds 15-1st	2028.09.11	4.25		860,940		—
Unsecured global bonds 15-2nd	2030.09.11	4.38		860,940		—

				10,331,280		9,261,000

Foreign exchangeable bond:
Unsecured global bonds 13th	2030.04.11	1.75		1,059,530		2,447,256

				1,059,530		2,447,256

				15,760,810		15,828,256

Less: Discounts on debentures				(258,753)		(593,338)
Less: Current portion				(4,295,659)		(2,825,492)

			~~W~~	11,206,398	~~W~~	12,409,426

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

17. Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Current
Advance receipts	~~W~~	59,298	~~W~~	40,161
Unearned income		6,499		3,730
Withholdings		318,105		157,970
Contract liabilities[1]		474,185		543,477
Others		79,520		55,838

		937,607		801,176

Non-current
Other long-term employee benefits		1,300,847		302,141
Others		130		239,629

		1,300,977		541,770

	~~W~~	2,238,584	~~W~~	1,342,946

[1]

Contract liabilities include advance receipts from customers and return liabilities, and the advance receipts from customers at the beginning of 2024 were recognized as revenue during the year ended December 31, 2024.

18. Provisions

(1) Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025
	Beginning Balance		Increase		Utilization		Reversal		Ending Balance
Warranty	~~W~~	263,001	~~W~~	—	~~W~~	(6,206)	~~W~~	(34,044)	~~W~~	222,751
Emission allowances		5,407		—		—		(1,048)		4,359
Restoration		1,827		—		—		—		1,827

	~~W~~	270,235	~~W~~	—	~~W~~	(6,206)	~~W~~	(35,092)	~~W~~	228,937

(In millions of Korean won)
	2024
	Beginning Balance		Increase		Utilization		Reversal		Ending Balance
Purchase commitments	~~W~~	29,656	~~W~~	—	~~W~~	—	~~W~~	(29,656)	~~W~~	—
Warranty		256,402		18,155		(11,556)		—		263,001
Emission allowances		234		7,414		(2,241)		—		5,407
Restoration		1,827		—		—		—		1,827

	~~W~~	288,119	~~W~~	25,569	~~W~~	(13,797)	~~W~~	(29,656)	~~W~~	270,235

(2) Provisions for warranty

The Group estimates the expected warranty costs based on historical results and records provisions for warranty. Regarding the durability issue of certain products sold in the prior years, the Group separately estimated and recorded warranty provisions for the amount expected to be paid for product replacement and other customer supporting activities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

18. Provisions, Continued

(3) Provision for emission allowances

The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(a) Details of the allocated amount of emission permits are as follows:

(In ten thousand tons CO2-eq)
	The third compliance period (2021 - 2025)
	2021	2022	2023	2024	2025	Total
Allocated emission permits	548	524	504	577	554	2,707

(b) Changes in the emission permits rights for the year ended December 31, 2025 are as follows:

(In ten thousand tons CO2-eq)
2024
Beginning balance	19
Allocated	577
Submission	(524)
Carryforwards	(58)
Disposal	(14)

Ending balance	—

(c) The estimated net volume of emission made by the Group is 6.23 million tons as of December 31, 2025.

19. Defined Benefit Liabilities (Assets)

Under the defined benefit plan, the Group pays employee benefits to retired employees in the form of a lump sum based on their salaries and years of service at the time of their retirement. Accordingly, the Group is exposed to a variety of actuarial assumption risks such as risk associated with expected years of service, interest risk, and market (investment) risk.

(1) Details of defined benefit liabilities(assets) as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	3,447,188	~~W~~	3,125,802
Fair value of plan assets		(4,933,932)		(4,211,967)

Net defined benefit liabilities(assets)	~~W~~	(1,486,744)	~~W~~	(1,086,165)

Defined benefit liabilities	~~W~~	66,144	~~W~~	68,090
Employee benefit assets[1]	~~W~~	1,552,888	~~W~~	1,154,255

[1]

The Parent Company and certain subsidiaries’ fair value of plan assets in excess of the present value of defined benefit obligations, presented as employee benefit assets, amounted to ~~W~~1,552,888 million and ~~W~~1,154,255 million as of December 31, 2025 and 2024, respectively.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

19. Defined Benefit Liabilities (Assets), Continued

(2) Principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025 (%)	December 31, 2024 (%)
Discount rate for defined benefit obligations	4.08 ~ 5.64	3.46 ~ 5.07
Expected rate of salary increase	3.00 ~ 6.04	3.50 ~ 6.84

(3)	Weighted average durations of defined benefit obligations as of December 31, 2025 and 2024 are 10.96 years and 11.57 years, respectively.

(4)	Changes in defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025		2024
Beginning balance	~~W~~	3,125,802	~~W~~	2,511,541
Current service cost		293,157		244,640
Past service cost		(5,404)		2,965
Interest expense		153,278		144,914
Transfer from associates		(7,355)		3,069
Remeasurements:		73,063		343,386
Demographic assumption		4,910		33,869
Financial assumption		(119,948)		238,461
Adjustment based on experience		188,101		71,056
Benefits paid		(185,615)		(125,654)
Others		262		941

Ending balance	~~W~~	3,447,188	~~W~~	3,125,802

(5)	Changes in plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025		2024
Beginning balance	~~W~~	4,211,967	~~W~~	3,851,623
Contributions		736,528		269,436
Interest income		208,769		223,602
Transfer from associates		(4,983)		2,672
Benefits paid		(183,803)		(108,727)
Remeasurements		(33,700)		(26,751)
Others		(846)		112

Ending balance	~~W~~	4,933,932	~~W~~	4,211,967

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

19. Defined Benefit Liabilities (Assets), Continued

(6)	The amounts recognized in profit or loss for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Current service cost	~~W~~	293,157	~~W~~	244,640	~~W~~	229,788
Past service cost		(5,404)		2,965		4,323
Net interest income		(55,491)		(78,688)		(82,141)

	~~W~~	232,262	~~W~~	168,917	~~W~~	151,970

(7)	The amounts in which defined benefit plan related expenses are included for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Cost of sales	~~W~~	129,160	~~W~~	83,640	~~W~~	76,187
Selling and administrative expenses		47,250		41,440		35,537
Research and development expenses and other		55,852		43,837		40,246

	~~W~~	232,262	~~W~~	168,917	~~W~~	151,970

(8)	Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	2025		2024
Deposits	~~W~~	4,825,314	~~W~~	4,210,840
Others		108,618		1,127

	~~W~~	4,933,932	~~W~~	4,211,967

Actual return on plan assets for the years ended December 31, 2025, 2024 and 2023 amounted to ~~W~~175,069 million, ~~W~~196,851 million and ~~W~~190,641 million, respectively.

(9)

As of December 31, 2025, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies. The Group’s reasonable estimation of contribution to the plan assets for the year ending December 31, 2026 is ~~W~~848,730 million under the assumption that the Group maintains the defined benefit plan.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

19. Defined Benefit Liabilities (Assets), Continued

(10)	The sensitivity analysis of the defined benefit obligations as of December 31, 2025 to changes in the principal assumptions is as follows:

(In millions of Korean won)
	Effects on defined benefit obligation
	Increase of rate		Decrease of rate
Discount rate (if changed by 1% point)	~~W~~	(331,254)	~~W~~	388,314
Expected salary increase rate (if changed by 1% point)		394,054		(341,465)

The sensitivity analysis above was calculated under the assumption that other assumptions were constant. The sensitivity of defined benefit liabilities to changes in major actuarial assumptions was calculated using the same predictive unit approach used to calculate defined benefit liabilities recognized in the statement of financial position.

(11)

In addition to defined benefit plans, the Group also operates defined contribution plans. Contributions to defined contribution plans amounting to ~~W~~19,637 million (2024: ~~W~~13,350 million and 2023: ~~W~~9,903) were recognized as cost for the year ended December 31, 2025.

20. Deferred Income Tax

(1)

Changes in deferred income tax assets and liabilities for the years ended December 31, 2025 and 2024 without taking into consideration the offsetting of balances within the same tax authority, are as follows:

(In millions of Korean won)
	2025
	Beginning			Profit or loss	Equity	Foreign exchange differences	Ending
Inventories, net	~~W~~	332,496		(60,848)	—	(99)	~~W~~	271,549
Property, plant and equipment, net		219,328		250,083	—	11,162		480,573
Defined benefits liabilities, net		(309,437)		(99,030)	28,071	953		(379,443)
Short-term and long-term investment assets and others		4,620		(2,900,523)	—	—		(2,895,903)
Employee benefits		121,216		276,813	—	(2,693)		395,336
Provisions			(25,112)	(35,279)	—	4,314		(56,077)
Other assets and other liabilities		61,364		15,512	—	142		77,018
Accrued expenses		258,083		(69,847)	—	—		188,236
Other financial liabilities		335,912		978,914	(809)	(32)		1,313,985
Others		90,378		(5,452)	—	(56,601)		28,325

Deferred tax assets for temporary differences, net		1,088,848		(1,649,657)	27,262	(42,854)		(576,401)
Tax loss carryforwards recognized		42,781		(906)	—	(113)		41,762
Tax credit carryforwards recognized and others		1,462,078		2,353,881	—	9		3,815,968
Equity-settled share-based payments		—		18,069	112,700	—		130,769

Deferred tax assets recognized, net	~~W~~	2,593,707		721,387	139,962	(42,958)	~~W~~	3,412,098

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

20. Deferred Income Tax, Continued

(1)

Changes in deferred income tax assets and liabilities for the years ended December 31, 2025 and 2024 without taking into consideration the offsetting of balances within the same tax authority, are as follows, Continued:

(In millions of Korean won)
	2024
	Beginning		Profit or loss	Equity	Foreign exchange differences	Ending
Inventories, net	~~W~~	598,419	(266,611)	—	688	~~W~~	332,496
Property, plant and equipment, net		104,570	53,737	—	61,021		219,328
Defined benefits liabilities, net		(358,931)	(46,932)	96,418	8		(309,437)
Short-term and long-term investment assets and others		92,238	(87,618)	—	—		4,620
Employee benefits		90,834	30,382	—	—		121,216
Provisions		5,173	(28,523)	—	(1,762)		(25,112)
Other assets and other liabilities		26,162	35,902	—	(700)		61,364
Accrued expenses		115,618	142,465	—	—		258,083
Other financial liabilities		258,670	77,024	(779)	997		335,912
Others		36,325	26,995	—	27,058		90,378

Deferred tax assets for temporary differences, net		969,078	(63,179)	95,639	87,310		1,088,848
Tax loss carryforwards recognized		1,270,086	(1,228,632)	—	1,327		42,781
Tax credit carryforwards recognized and others		635,912	825,481	—	685		1,462,078

Deferred tax assets recognized, net	~~W~~	2,875,076	(466,330)	95,639	89,322	~~W~~	2,593,707

(2)	As of December 31, 2025 and 2024, the temporary differences and others, for which no deferred tax assets (liabilities) were recognized are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Investments in subsidiaries, associates, and joint ventures and others:
Deductible temporary differences	~~W~~	10,861,746	~~W~~	11,642,857
Taxable temporary differences		(4,276,726)		(2,427,114)
Other deductible temporary differences		3,633,879		3,800,846

		10,218,899		13,016,589

Tax losses and others[1]	~~W~~	3,488,375	~~W~~	4,712,492

[1]	As of December 31, 2025 and 2024, the amount and maturity of tax loss carryforwards and tax credit carryforwards that are not recognized as deferred tax assets are as follows:

(In millions of Korean won)
	December 31, 2025			December 31, 2024
	Amount		Maturity	Amount		Maturity
Tax losses	~~W~~	847,567	2026~2030	~~W~~	678,443	2025~2030
		8,093	2031~2036		9,095	2031~2036
		417,707	2037~2045		432,927	2037~2043
		2,100,709	—		3,479,716	—

Tax credits		6,121	2026~2030		4,688	2025~2030
		8,716	2031~2039		3,003	2031~2034
		51,012	2042~2044		65,350	2042~2044
	48,450		—	39,270		—

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

20. Deferred Income Tax, Continued

(3)	Details of period when the deferred income tax assets (liabilities) are expected to be recovered (settled) as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025		December 31, 2024
Deferred income tax assets to be recovered after more than 12 months	~~W~~	6,165,228	~~W~~	2,973,435
Deferred income tax assets to be recovered within 12 months		2,594,722		2,096,919

Deferred income tax assets recognized		8,759,950		5,070,354

Deferred income tax liabilities to be settled after more than 12 months		(5,307,021)		(2,472,027)
Deferred income tax liabilities to be settled within 12 months		(40,831)		(4,620)

Deferred income tax liabilities recognized	~~W~~	(5,347,852)	~~W~~	(2,476,647)

Net income deferred tax assets recognized	~~W~~	3,412,098	~~W~~	2,593,707

21. Derivative Financial Instruments

(1)	Currency and interest rate swap

(a)	Details of derivative financial instruments applying cash flow hedge accounting as of December 31, 2025 are as follows:

(In millions of Korean won and thousands of foreign currencies)

Hedged items			Hedging instruments
Borrowing date	Financial instrument	Hedged risk	Type of contract	Financial institution	Contract period
2019.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 125,000)	Foreign currency risk and interest rate risk	Floating-to-fixed cross currency interest rate swap	Korea Development Bank	2019.10.02 ~ 2026.10.02
2025.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 14,000)	Foreign currency risk and interest rate risk	Floating-to-fixed cross currency interest rate swap	Shinhan Bank	2025.10.02 ~ 2029.10.02
2023.01.17	Foreign currency denominated bond with fixed rate (Par value: USD 750,000)	Foreign currency risk	Fixed-to-fixed cross currency swap	Kookmin Bank and others	2023.01.17 ~ 2026.01.17
2023.04.04	Borrowing for equipment with floating rate (Par value: KRW 100,000)	Interest rate risk	Interest rate swap	Woori Bank	2023.04.04 ~ 2028.04.04
2024.03.07	Borrowing for equipment with floating rate (Par value: KRW 248,800)	Interest rate risk	Interest rate swap	Shinhan Bank	2024.03.07 ~ 2027.10.18

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

21. Derivative Financial Instruments, Continued

(b)

The fair value of derivative financial assets and derivative financial liabilities held by the Group are presented in other financial assets and other financial liabilities in the consolidated financial statements of financial position as of December 31, 2025, and the details are as follows:

(In millions of Korean won and thousands of foreign currencies)
Type of contract	Hedged items	Cash flow hedge		Fair value
Fixed-to-fixed cross currency swap	Foreign currency denominated bond with fixed rate (Par value: USD 750,000)	~~W~~	162,969	~~W~~	162,969
Floating-to-fixed cross currency interest rate swap	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 139,000)		32,898		32,898

Derivative financial assets				~~W~~	195,867

Interest rate swap	Borrowing for equipment with floating rate (Par value: KRW 348,800)	~~W~~	2,826	~~W~~	2,826

Derivative financial liabilities				~~W~~	2,826

As of December 31, 2025, changes of fair value of the derivative are recognized in other comprehensive income or loss as all of designated hedging instruments are all effective against risks. And reclassified from other comprehensive income to profit and loss is amounting to ~~W~~11,254 million (2024: ~~W~~249,435 million and 2023: ~~W~~123,197 million) for the year ended December 31, 2025.

(2) Embedded Derivatives

The details of the embedded derivatives held by the Group presented in other financial liabilities in the consolidated financial statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)

Derivative financial liabilities	December 31, 2025		December 31, 2024		Fair value
Embedded Derivatives[1]	~~W~~	4,911,677	~~W~~	1,738,962	~~W~~	4,911,677

[1]	Embedded derivatives are conversion right, call option, and put options granted on exchangeable bonds issued by the Group on April 11, 2023 (see note 16).

(3) Option Contract

The Group had a call option to purchase shares of Skyhigh Memory Ltd., held by Cypress at book value through a contract with Cypress, a non-controlling shareholder as of December 31, 2024. Due to the exercise of the call option, there are no call options as of December 31, 2025.

(In millions of Korean won)
Derivative financial assets	December 31, 2025		December 31, 2024		Fair value
Call options	~~W~~	—	~~W~~	8,692	~~W~~	—

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

21. Derivative Financial Instruments, Continued

(4) Currency Forward Contracts

The Group enters into currency forward contracts to minimize accounting profits and losses arising from the remeasurement of monetary assets and liabilities denominated in foreign currencies other than USD, but hedge accounting is not applied. The details of the derivatives related to currency forward contracts held by the Group presented in other financial assets and other financial liabilities in the consolidated financial statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	December 31, 2025				December 31, 2024
	Assets		Liabilities		Assets		Liabilities
Current derivatives:
Currency forwards	~~W~~	62	~~W~~	277	~~W~~	—	~~W~~	—

22. Capital Stock, Capital Surplus, Other Equity and Accumulated Other Comprehensive Income

(1)

The Parent Company has 9,000,000,000 authorized shares and the face value per share is ~~W~~5,000 as of December 31, 2025. The number of shares issued, common stock, capital surplus and other equity as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won and shares)
	December 31, 2025		December 31, 2024
Issued shares[1]		728,002,365		728,002,365
Capital stock:
Common stock	~~W~~	3,657,652	~~W~~	3,657,652
Capital surplus:
Additional paid-in capital	~~W~~	3,625,797	~~W~~	3,625,797
Others[2]		5,327,917		861,326

	~~W~~	8,953,714	~~W~~	4,487,123

Other equity:
Acquisition cost of treasury shares[2]	~~W~~	(1,499,954)	~~W~~	(2,221,277)
Share options		64,018		48,760
Others		87,338		(19,032)

	~~W~~	(1,348,598)	~~W~~	(2,191,549)
Accumulated other comprehensive income:
Equity-accounted investees – share of other comprehensive income	~~W~~	252,064	~~W~~	278,804
Foreign operations – foreign currency translation differences		2,416,253		2,246,876
Gain on valuation of derivatives		8,545		6,427

	~~W~~	2,676,862	~~W~~	2,532,107

Number of treasury shares:
Number of treasury shares[2]		26,310,845		38,963,634

[1]	The number of issued shares decreased due to share retirement from the past.
[2]	The Group disposed 12,652,789 treasury shares during 2025, and recognized gains on disposal of treasury shares of ~~W~~4,313,106 million.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

22. Capital Stock, Capital Surplus, Other Equity and Accumulated Other Comprehensive Income, Continued

(2)	The number of outstanding shares, which deducted treasury shares held by the Parent Company from listed issued shares, as of December 31, 2025 and 2024, are as follows:

(In shares)
	December 31, 2025
	Listed Shares	Treasury Shares	Outstanding Shares
The number of issued shares	728,002,365	26,310,845	701,691,520

(In shares)
	December 31, 2024
	Listed Shares	Treasury Shares	Outstanding Shares
The number of issued shares	728,002,365	38,963,634	689,038,731

23. Retained Earnings and Dividends

(1)	Retained earnings as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Legal reserve[1]	~~W~~	845,040	~~W~~	693,015
Discretionary reserve[2]		235,507		235,507
Unappropriated retained earnings[3]		105,496,001		64,489,539

	~~W~~	106,576,548	~~W~~	65,418,061

[1]

The Commercial Code of the Republic of Korea requires the Parent Company to appropriate for each financial period, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is the reserve for technology development.
[3]

Dividends amounting to ~~W~~900,209 million, which were approved at shareholders’ meeting held on March 27, 2025, ~~W~~258,905 million, which were approved at board of directors’ meeting held on April 23, 2025, ~~W~~258,921 million, which were approved at board of directors’ meeting held on July 23, 2025, and ~~W~~263,132 million, which were approved at board of directors’ meeting held on October 29, 2025 were distributed as of December 31, 2025.

(2)	Dividends

(a)	Details of dividends for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won and in thousands of shares)
	2025		2024		2023
Type of dividends	Cash Dividends		Cash Dividends		Cash Dividends
Outstanding ordinary shares		708,077		690,345		688,139
Par value (in won)	~~W~~	5,000	~~W~~	5,000	~~W~~	5,000
Dividend rate		60.00%		44.08%		24.00%

Total dividends	~~W~~	2,108,601	~~W~~	1,520,090	~~W~~	825,721

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

23. Retained Earnings and Dividends, Continued

(2)	Dividends, Continued

(b)	Dividend payout ratio for the years ended December 31, 2025, 2024 and 2023 is as follows:

(In millions of Korean won)
	2025		2024		2023
Dividends	~~W~~	2,108,601	~~W~~	1,520,090	~~W~~	825,721
Profit attributable to owners of the Parent Company		42,919,287		19,788,681		(9,112,428)

Dividend payout ratio[1]		4.91%		7.68%		—

[1]	As the dividend payout ratio was calculated as negative (-) due to loss attributable to owners of the Parent Company for the year ended December 31, 2023, it is not stated.

(c)	Dividend yield ratio for the years ended December 31, 2025, 2024 and 2023 is as follows:

(In Korean won)
	2025		2024		2023
Dividends per share	~~W~~	3,000	~~W~~	2,204	~~W~~	1,200
Closing stock price		651,000		173,900		141,500

Dividend yield ratio		0.46%		1.27%		0.85%

24. Revenue

(1)	Details of the Group’s revenue for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Sale of goods and other products	~~W~~	97,024,278	~~W~~	66,100,890	~~W~~	32,680,033
Providing services		122,397		92,070		85,686

	~~W~~	97,146,675	~~W~~	66,192,960	~~W~~	32,765,719

(2)	Details of the Group’s revenue by product and service types for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
DRAM	~~W~~	74,904,134	~~W~~	44,731,664	~~W~~	20,768,662
NAND Flash		20,690,084		19,274,112		9,653,061
Others		1,552,457		2,187,184		2,343,996

	~~W~~	97,146,675	~~W~~	66,192,960	~~W~~	32,765,719

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

24. Revenue, Continued

(3)	The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Korea	~~W~~	1,932,342	~~W~~	1,904,112	~~W~~	2,033,857
U.S.A.		66,885,115		41,961,072		15,390,229
China		19,136,237		15,533,563		10,110,084
Asia (other than China)		7,215,598		5,381,439		4,296,937
Europe		1,977,383		1,412,774		934,612

	~~W~~	97,146,675	~~W~~	66,192,960	~~W~~	32,765,719

(4)	Details of the Group’s revenue by the timing of revenue recognition during the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Performance obligations satisfied at a point in time	~~W~~	97,024,278	~~W~~	66,100,890	~~W~~	32,680,033
Performance obligations satisfied over time		122,397		92,070		85,686

	~~W~~	97,146,675	~~W~~	66,192,960	~~W~~	32,765,719

25. Selling and Administrative Expenses and Research and Development Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Selling and administrative expenses:
Salaries	~~W~~	1,859,324	~~W~~	1,257,824	~~W~~	829,260
Defined benefit plan		47,250		41,440		35,537
Employee benefits		279,156		234,562		220,675
Commission		786,867		773,853		769,489
Depreciation		295,423		302,775		304,389
Amortization		483,516		256,853		282,685
Freight and custody charges		62,890		54,473		53,680
Taxes and dues		137,546		100,974		85,672
Advertising		147,962		123,462		83,575
Supplies		124,620		112,233		120,607
Sales promotion expenses		298,690		216,473		117,811
Quality control costs		(4,265)		48,465		146,604
Training		96,104		73,775		78,984
Others		403,751		327,324		317,190

	~~W~~	5,018,834	~~W~~	3,924,486	~~W~~	3,446,158

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

25. Selling and Administrative Expenses and Research and Development Expenses, Continued

(2)	Research and development expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Research and development expenses:
Expenditure on research and development	~~W~~	6,732,527	~~W~~	4,854,065	~~W~~	4,101,257
Development cost capitalized		(266,890)		(417,724)		(350,550)

	~~W~~	6,465,637	~~W~~	4,436,341	~~W~~	3,750,707

26. Expenses by Nature

Nature of expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Changes in finished goods, work-in-process, and others	~~W~~	(475,883)	~~W~~	19,983	~~W~~	1,769,061
Raw materials, supplies and consumables		12,097,207		10,574,809		9,547,151
Salaries, employee benefits and others		12,176,694		8,215,773		5,406,915
Depreciation and amortization		13,889,639		12,544,767		13,619,161
Commission		4,068,126		3,536,261		3,133,975
Utilities		3,053,958		2,817,646		2,563,624
Repair		2,937,517		2,366,654		1,763,270
Outsourcing		2,192,002		1,865,024		1,496,271
Others		397,872		1,240,758		1,534,757
Transfer: capitalized development cost and others		(396,776)		(456,034)		(338,153)

Total[1]	~~W~~	49,940,356	~~W~~	42,725,641	~~W~~	40,496,032

[1]	Total expenses consist of cost of sales, selling and administrative expenses and research and development expenses.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

27. Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2025, 2024, and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Finance Income:
Interest income	~~W~~	494,327	~~W~~	344,814	~~W~~	216,429
Dividend income		940,739		29,313		13,392
Foreign exchange differences[1]		2,738,019		4,220,985		1,903,535
Gain on valuation of financial instruments		12,012,137		89,254		30,406
Gain on disposal of financial instruments		187,868		162,023		84,220
Gain on derivatives		390		8,693		13,819

		16,373,480		4,855,082		2,261,801

	2025		2024		2023
Finance Expenses:
Interest expense	~~W~~	923,703	~~W~~	1,345,239	~~W~~	1,468,273
Foreign exchange differences[2]		3,186,451		3,952,159		2,222,368
Loss on valuation of financial instruments		27,913		293,719		1,488,321
Loss on derivatives		8,365,976		103,229		914,201
Others		955		13,651		4

		12,504,998		5,707,997		6,093,167

Net finance income (expenses)	~~W~~	3,868,482	~~W~~	(852,915)	~~W~~	(3,831,366)

[1]	The foreign exchange differences gain from long-term investment assets amounting to ~~W~~0 million (2024: ~~W~~94,839 million and 2023: ~~W~~1,069 million) are included for the year ended December 31, 2025.
[2]	The foreign exchange differences loss from long-term investment assets amounting to ~~W~~247,087 million (2024: ~~W~~0 million and 2023: ~~W~~224,756 million) are included for the year ended December 31, 2025.

28. Other Income and Expenses

(1)	Other income for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Reversal on impairment of intangible assets	~~W~~	20	~~W~~	34	~~W~~	323,772
Gain on disposal of property, plant and equipment		97,688		70,082		249,647
Gain on disposal of non-current assets held for sale		29,456		1,316,592		—
Gain on disposal of subsidiaries		295		35,861		—
Others		205,818		54,010		50,448

	~~W~~	333,277	~~W~~	1,476,579	~~W~~	623,867

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

28. Other Income and Expenses, Continued

(2)	Other expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Donation	~~W~~	84,884	~~W~~	82,954	~~W~~	65,234
Loss on impairment of property, plant and equipment		45,157		—		165,704
Loss on disposal of property, plant and equipment		43,813		17,686		74,222
Loss on impairment of intangible assets		38,072		281		167,079
Loss on disposal of intangible assets		38,663		9,366		15,663
Depreciation expenses on assets not in use		40,491		36,769		54,515
Others		86,893		20,332		192,648

	~~W~~	377,973	~~W~~	167,388	~~W~~	735,065

29. Income Tax Expense (Benefit)

(1)	Income tax expense (benefit) for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Current tax:
Current tax on profits for the year	~~W~~	8,262,910	~~W~~	3,736,506	~~W~~	321,949
Adjustments for income tax expense attributable to prior year, but recognized in current year		(23,873)		(115,414)		(253,962)
Pillar 2 tax		—		1,026		—

		8,239,037		3,622,118		67,987

Deferred tax:
Changes in net deferred tax assets, tax loss carryforwards and others		(721,387)		466,330		(2,588,256)

Income tax expense (benefit)	~~W~~	7,517,650	~~W~~	4,088,448	~~W~~	(2,520,269)

(2)	The relationship between income tax expense (benefit) and accounting profit for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Profit (loss) before income tax	~~W~~	50,465,552	~~W~~	23,885,350	~~W~~	(11,657,816)
Tax calculated at domestic tax rates applicable to profits in the respective countries		13,738,957		6,009,019		(2,731,494)
Tax effects of:
Tax-exempt income		(977,567)		(103,356)		(55,316)
Non-deductible expenses		516,293		212,291		91,091
Change in unrecognized deferred tax assets		(259,556)		63,865		976,261
Tax credits		(5,262,773)		(1,868,839)		(585,050)
Adjustments for income tax expense attributable to prior year, but recognized in current year		(23,873)		(115,414)		(253,962)
Others		(213,831)		(109,118)		38,201

Income tax expense (benefit)	~~W~~	7,517,650	~~W~~	4,088,448	~~W~~	(2,520,269)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

29. Income Tax Expense (Benefit), Continued

(3)	Income taxes recognized in other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Remeasurements of defined benefit liabilities	~~W~~	28,071	~~W~~	96,418	~~W~~	5,200
Loss(gain) on valuation of derivatives		(809)		(779)		7,991
Gain on disposal of treasury shares		(1,547,092)		(27,259)		(4,866)
Equity-settled share-based payment		112,700		—		—

	~~W~~	(1,407,130)	~~W~~	68,380	~~W~~	8,325

(4)	Impact of introduction of the International Tax Reform—Pillar Two Model Rules

Under the International Tax Reform(Pillar Two Model Rules) legislation, the Group is liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction of the Parent Company and its subsidiaries, and the 15% minimum rate from 2024.

Based on the relevant detailed regulations, all companies within the consolidated entity have a GloBE effective tax rate of higher than 15% in the relevant country, and there is no Pillar 2 income tax expense is recognized for the year ended December 31, 2025 (2024: ~~W~~1,026 million).

30. Earnings (loss) per Share

Basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to ordinary shareholders of the Parent Company by the weighted average number of outstanding ordinary shares for the years ended December 31, 2025, 2024 and 2023.

(1)	Basic earnings (loss) per share for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won, except for shares and per share information)
	2025		2024		2023
Profit (loss) attributable to ordinary shareholders of the Parent Company	~~W~~	42,919,287	~~W~~	19,788,681	~~W~~	(9,112,428)
Weighted average number of outstanding ordinary shares[1]		691,755,200		688,730,603		688,051,238

Basic earnings (loss) per share (in Korean won)	~~W~~	62,044	~~W~~	28,732	~~W~~	(13,244)

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

(In shares)
	2025	2024	2023
Issued ordinary shares	728,002,365	728,002,365	728,002,365
Acquisition of treasury shares	(36,247,165)	(39,271,762)	(39,951,127)

Weighted average number of outstanding ordinary shares	691,755,200	688,730,603	688,051,238

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

30. Earnings (loss) per Share, Continued

(2)	Diluted earnings (loss) per share for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won, except for shares and per share information)
	2025		2024		2023
Profit (loss) attributable to ordinary shareholders of the Parent Company	~~W~~	42,919,287	~~W~~	19,788,681	~~W~~	(9,112,428)
Adjustment:
Changes in profit (loss) attributable to ordinary shareholders of the Parent Company due to the exercise of Restricted Stock Units (RSUs) related to subsidiaries		(21,231)		(29,846)		—
Interest expense(After-tax)		83,069		82,364		—
Loss (Gain) on foreign currency translation(After-tax)		(36,415)		331,349		—

Diluted profit (loss) attributable to ordinary shareholders of the Parent Company		42,944,710		20,172,548		(9,112,428)
Weighted average number of diluted outstanding ordinary shares[1]		711,266,733		709,834,641		688,051,238

Diluted earnings (loss) per share (in Korean won)	~~W~~	60,378	~~W~~	28,419	~~W~~	(13,244)

[1]	Weighted average number of diluted outstanding ordinary shares is calculated as follows:

(In shares)	2025	2024	2023
Weighted average number of outstanding ordinary shares	691,755,200	688,730,603	688,051,238
Share options	912,230	957,919	—
Exchangeable bond	18,599,303	20,146,119	—

Weighted average number of diluted outstanding ordinary shares[1]	711,266,733	709,834,641	688,051,238

[1]

There was a potential dilutive effect of 20,126,911 shares due to the issuance of exchangeable bonds, but it was not considered when calculating diluted earnings (loss) per share due to the antidilution during the year ended December 31, 2023.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others

(1)	Details of related parties as of December 31, 2025 are as follows:

Type	Name of related parties
Associates

Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd., TCL Fund,

SK South East Asia Investment Pte. Ltd.,

Hushan Xinju (Chengdu) Venture Investment Center (Smartsource),

Prume Social Farm, Co., Ltd., Wuxi xinfa IC industry park., Ltd.,

Mirae Asset Committee Semiconductor No.1 Startup Venture Private Equity Investment Co., Ltd., L&S (No.10) Early Stage III Investment Association,
SiFive Inc., YD-SK-KDB Social Value,
Ningbo Zhongxin Venture Capital Partnership (Limited Partnership),
Jiangsu KVTS Semiconductor science and Technology Co., Ltd., SAPEON Inc.,
SK Japan Inc., SK Americas, Inc.
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd., SK hynix system ic (Wuxi) Co., Ltd., and its subsidiaries,
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor,
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor,
Semiconductor Ecosystem Fund
Other related parties	SK Square Co., Ltd., which has significant influence over the Group, and its subsidiaries, SK Holdings Co., Ltd., which has control over SK Square Co., Ltd., and its subsidiaries

(2)	Significant transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)	For the year ended December 31, 2025
	Company	Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	13	~~W~~	11,041	~~W~~	—
	Prume Social Farm, Co., Ltd.		—		70		—
	SK Japan Inc. (formerly, SK telecom Japan Inc.)		11		3,251		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		14,053		789,250		225,459
	SK hynix system ic (Wuxi) Co., Ltd.		8,672		—		—
	SK hynix system ic Wuxi solutions Inc.		19,013		271		—
	Wuxi xinfa IC industry park., Ltd		—		101		—
Other related parties	SK Telecom Co., Ltd.		62,791		56,253		12,177
	SK Holdings Co., Ltd.1		23,589		369,430		337,143
	ESSENCORE Limited		2,726,387		—		—
	SK Ecoplant Co., Ltd.		57,967		215		4,707,561
	SK Energy Co., Ltd.		47,921		132,546		—
	SK Networks Co., Ltd.		4,287		5,155		249
	SK enpulse Co., Ltd.		807		28,977		—
	Chungcheong energy service Co., Ltd.		164		45,877		71
	SK Specialty Co., Ltd.		1,017		26,810		—
	SK Siltron Co., Ltd.		39,232		502,707		—
	SK Airplus Inc. (formerly, SK Materials Airplus Inc.)		5,283		110,780		75,832
	Techdream Co., Ltd.		—		148,938		—
	SK Tri Chem Co., Ltd.		889		147,021		—
	SK Shieldus Co., Ltd.		893		116,142		32,067
	SK Innovation Co., Ltd.		6,796		86,171		—
	SK Square Co., Ltd.		75		—		—
	SK REIT Co., Ltd.		—		6,025		284
	Clean Industrial REIT Co., Ltd.		—		27,318		1,903
	FSK L&S Co., Ltd.		70		40,293		2,898
	PRISM Energy International Pte. Ltd.		—		818,419		—
	Others		142,907		313,515		97,867

		~~W~~	3,162,837	~~W~~	3,786,576	~~W~~	5,493,511

[1]	Royalty expense for the use of the SK brand for the year ended December 31, 2025 is included.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others, Continued

(2)	Significant transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(In millions of Korean won)
	Company	For the year ended December 31, 2024
		Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	3	~~W~~	11,964	~~W~~	—
	Prume Social Farm, Co., Ltd.		—		101		—
	SK Japan Inc. (formerly, SK telecom Japan Inc.)		—		3,496		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		11,307		697,217		26,445
	SK hynix system ic (Wuxi) Co., Ltd.[1]		2,271		—		—
	SK hynix system ic Wuxi solutions Inc.[2]		4,505		—		—
	Hystars Semiconductor (Wuxi) Co., Ltd.[3]		—		11,725		40,415
Other related parties	SK Telecom Co., Ltd.		111,225		51,816		5,474
	SK Holdings Co., Ltd.[4]		19,611		281,501		100,051
	ESSENCORE Limited		643,886		—		—
	SK Ecoplant Co., Ltd.		29,913		5		1,067,550
	SK Energy Co., Ltd.		45,687		100,100		—
	SK Networks Co., Ltd.		7,045		4,756		1,477
	SK enpulse Co., Ltd. (formerly, SKC Solmics Co., Ltd.)		405		62,439		1,496
	Chungcheong energy service Co., Ltd.		43		46,805		61
	SK Specialty Co., Ltd. (formerly, SK Materials Co., Ltd.)		5,173		109,967		—
	SK Siltron Co., Ltd.		37,248		440,230		—
	SK Airplus Inc. (formerly, SK Materials Airplus Inc.)		811		104,504		145,563
	Techdream Co., Ltd.		—		113,651		—
	SK Tri Chem Co., Ltd.		1,079		151,943		—
	SK Shieldus Co., Ltd.		833		106,561		19,998
	SK Innovation Co., Ltd.		10,650		57,720		78
	SK Square Co., Ltd.		50		—		—
	SK REIT Co., Ltd.		—		6,833		11,165
	Clean Industrial REIT Co., Ltd.		—		29,300		8,985
	FSK L&S Co., Ltd.		73		48,337		4,198
	SK E&S Co., Ltd.		111		27,263		1,455
	SK LNG Trading Pte., Ltd.		—		591,128		37,826
	Others		182,052		277,656		257,649

		~~W~~	1,113,981	~~W~~	3,337,018	~~W~~	1,729,886

[1]	Including transactions only after classification as a joint venture.
[2]	Subsidiary of SK hynix system ic (Wuxi) Co., Ltd., which was incorporated as a joint venture during the year ended December 31, 2024.
[3]	Hystars Semiconductor (Wuxi) Co., Ltd. was incorporated as a subsidiary of SK hynix system ic (Wuxi) Co., Ltd., during the year ended December 31, 2024.
[4]	Royalty expense for the use of the SK brand for the year ended December 31, 2024 is included.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others, Continued

(2)	Significant transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(In millions of Korean won)
	Company	For the year ended December 31, 2023
		Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	38	~~W~~	13,505	~~W~~	—
	Prume Social Farm, Co., Ltd.		—		112		—
	SK telecom Japan Inc.		—		84		2,496
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		6,109		711,627		82,994
	Hystars Semiconductor (Wuxi) Co., Ltd.		46		15,639		38,637
Other related parties	SK Telecom Co., Ltd.		110,932		51,803		6,281
	SK Holdings Co., Ltd.[1]		19,679		282,827		39,704
	ESSENCORE Limited		754,144		—		—
	SK Ecoplant Co., Ltd.		33,791		176		464,685
	SK Energy Co., Ltd.		63,220		140,614		18,700
	SK Networks Co., Ltd.		7,030		5,282		974
	SK enpulse Co., Ltd. (formerly, SKC Solmics Co., Ltd.)		1,021		131,140		97
	Chungcheong energy service Co., Ltd.		17		54,931		5
	SK Specialty Co., Ltd. (formerly, SK Materials Co., Ltd.)		5,081		134,057		—
	SK Siltron Co., Ltd.		36,555		416,726		—
	SK Airplus Inc. (formerly, SK Materials Airplus Inc.)		458		64,089		88,105
	Techdream Co., Ltd.		—		122,486		—
	SK Tri Chem Co., Ltd.		893		142,710		—
	SK Shieldus Co., Ltd.		3,701		99,021		13,699
	SK Innovation Co., Ltd.		18,202		72,414		35
	SK Square Co., Ltd.		106		—		—
	SK REIT Co., Ltd.		—		7,183		—
	Clean Industrial REIT Co., Ltd[2]		1,120,315		7,938		495,320
	FSK L&S Co., Ltd.		63		44,174		2,199
	SK E&S Co., Ltd.		198		15,849		1,951
	SK LNG Trading Pte., Ltd.		—		214,582		14,143
	Others		258,573		225,155		165,650

		~~W~~	2,440,172	~~W~~	2,974,124	~~W~~	1,435,675

[1]	Royalty expense for the use of the SK brand for the year ended December 31, 2023 is included.
[2]	Sales and others to Clean Industrial REIT Co., Ltd for the year ended December 31, 2023 include proceeds from asset disposal that amount to ~~W~~ 1,120,315 million.

The above related party transactions include transactions executed based on agreements executed in the course of the Group’s business activities such as purchase or construction of property, plant and equipment, procurements of steam, gas and raw materials, and system developments and maintenance services.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others, Continued

(3)	The balances from significant transactions as of December 31, 2025 and 2024 are as follows:

(In millions of Korean won)
	Company	December 31, 2025
		Trade receivables and others		Other payables and others
Associates	SK China Company Limited	~~W~~	5	~~W~~	9,372
	Prume Social Farm, Co., Ltd.		—		8
	SK Japan Inc. (formerly, SK telecom Japan Inc.)		620		3,242
	TCL Fund		7,809		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		664		374,408
	SK hynix system ic (Wuxi) Co., Ltd.		261,110		—
	SK hynix system ic Wuxi solutions Inc.		1,814		156
	Hystars Semiconductor (Wuxi) Co., Ltd.		—		46,410
Other related parties	SK Telecom Co., Ltd.		845		23,483
	SK Holdings Co., Ltd.		2,322		328,169
	ESSENCORE Limited		1,012,569		—
	SK Ecoplant Co., Ltd.		11,819		2,792,416
	SK Energy Co., Ltd.		2,781		25,495
	SK Networks Co., Ltd.		90		2,659
	SK enpulse Co., Ltd.		—		705
	Chungcheong energy service Co., Ltd.		7		6,330
	SK Siltron Co., Ltd.		107,300		44,478
	SK Airplus Inc. (formerly, SK Materials Airplus Inc.)		326		698,786
	Techdream Co., Ltd.		—		4,918
	SK Tri Chem Co., Ltd.		117		12,267
	SK Shieldus Co., Ltd.		79		18,026
	SK Innovation Co., Ltd.		917		4,142
	SK Square Co., Ltd.		198		—
	SK REIT Co., Ltd.		17,330		140,571
	Clean Industrial REIT Co., Ltd		—		524,661
	FSK L&S Co., Ltd.		4		5,382
	PRISM Energy International Pte. Ltd.		—		215,472
	Others		31,688		173,308

		~~W~~	1,460,414	~~W~~	5,454,864

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others, Continued

(3)	The balances from significant transactions as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of Korean won)
	Company	December 31, 2024
		Trade receivables and others		Other payables and others
Associates	SK China Company Limited	~~W~~	—	~~W~~	13,101
	Prume Social Farm, Co., Ltd.		—		5
	SK Japan Inc. (formerly, SK telecom Japan Inc.)		640		2,670
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		457		401,028
	SK hynix system ic (Wuxi) Co., Ltd.		129,832		—
	SK hynix system ic Wuxi solutions Inc.[1]		14,448		—
	Hystars Semiconductor (Wuxi) Co., Ltd. [2,3]		—		195,422
Other related parties	SK Telecom Co., Ltd.		14,851		17,334
	SK Holdings Co., Ltd.		2,270		171,624
	ESSENCORE Limited		113,691		—
	SK Ecoplant Co., Ltd.		5,917		719,843
	SK Energy Co., Ltd.		3,836		26,851
	SK Networks Co., Ltd.		204		5,744
	SK enpulse Co., Ltd. (formerly, SKC Solmics Co., Ltd.)		46		14,861
	Chungcheong energy service Co., Ltd.		7		6,997
	SK Specialty Co., Ltd. (formerly, SK Materials Co., Ltd.)		619		10,165
	SK Siltron Co., Ltd.		142,071		49,192
	SK Airplus Inc. (formerly, SK Materials Airplus Inc.)		134		648,325
	Techdream Co., Ltd.		—		2,629
	SK Tri Chem Co., Ltd.		174		13,143
	SK Shieldus Co., Ltd.		74		15,426
	SK Innovation Co., Ltd.		1,382		3,468
	SK Square Co., Ltd.		166		—
	SK REIT Co., Ltd.		17,330		157,728
	Clean Industrial REIT Co., Ltd		—		570,704
	FSK L&S Co., Ltd.		11		5,416
	SK LNG Trading Pte., Ltd.		—		87,931
	Others		34,390		137,565

		~~W~~	482,550	~~W~~	3,277,172

[1]	Subsidiary of SK hynix system ic (Wuxi) Co., Ltd., which was incorporated as a joint venture during the year ended December 31, 2024.
[2]	Hystars Semiconductor (Wuxi) Co., Ltd. was incorporated as a subsidiary of SK hynix system ic (Wuxi) Co., Ltd., during the year ended December 31, 2024.
[3]	Other payables and others include ~~W~~163,897 million of borrowings.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others, Continued

(4) Key management compensation

The Group considers registered directors who have authority and responsibility for planning, directing and controlling the activities of the Group as key management. The compensation paid to key management for employee services for the years ended December 31, 2025 and 2024 is as follows:

(In millions of Korean won)

Details	2025		2024		2023
Salaries	~~W~~	8,458	~~W~~	7,410	~~W~~	6,469
Defined benefit plan related expenses		815		907		468
Share-based payments		9,436		2,733		10,847

	~~W~~	18,709	~~W~~	11,050	~~W~~	17,784

(5)

The significant transactions between the Group and the companies that are in the same conglomerate group according to ‘Fair Trade Law’ for the years ended December 31, 2025, 2024 and 2023 are as follows. These entities are not related parties according to IAS 24 Related Party Disclosures.

(In millions of Korean won)
	2025
Name of entity	Sales and others		Purchase and others		Asset acquisition
SK Chemicals Co., Ltd.	~~W~~	8,523	~~W~~	—	~~W~~	—
SK Bioscience Co., Ltd.		1,726		136		—
UNA Digital Inc.		—		4,886		—
SMCore. Inc		630		1,777		4,331
Korea Nexlene Company		5,381		—		—
Others		2,006		—		—

	~~W~~	18,266	~~W~~	6,799	~~W~~	4,331

(In millions of Korean won)
	2024
Name of entity	Sales and others		Purchase and others		Asset acquisition
SK Chemicals Co., Ltd.	~~W~~	7,891	~~W~~	—	~~W~~	—
SK Bioscience Co., Ltd.		1,972		5		—
UNA Digital Inc.(formerly, ANTS Co., Ltd.)		6		13,556		—
SMCore. Inc		111		1,151		2,912
Korea Nexlene Company		5,007		—		—
Others		1,975		—		—

	~~W~~	16,962	~~W~~	14,712	~~W~~	2,912

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others, Continued

(5)

The significant transactions between the Group and the companies that are in the same conglomerate group according to ‘Fair Trade Law’ for the years ended December 31, 2025, 2024 and 2023 are as follows. These entities are not related parties according to IAS 24 Related Party Disclosures., Continued

(In millions of Korean won)
	2023
Name of entity	Sales and others		Purchase and others		Asset acquisition
SK Chemicals Co., Ltd.	~~W~~	7,726	~~W~~	822	~~W~~	—
SK Bioscience Co., Ltd.		2,341		248		—
UNA Digital Inc.(formerly, ANTS Co., Ltd.)		6		10,989		—
SM Core Co., Ltd.		12		2,635		3,985
Korea Nexlene Company		4,665		—		—
Others		1,914		—		—

	~~W~~	16,664	~~W~~	14,694	~~W~~	3,985

(6)

The balances of significant transactions between the Group and the companies that are in the same conglomerate group designated by ‘Fair Trade Law’ as of December 31, 2025 and 2024 are as follows. These entities are not related parties according to IAS 24 Related Party Disclosures.

(In millions of Korean won)
	December 31, 2025
Name of entity	Trade receivables and others		Other payables and others
SK Chemicals Co., Ltd.	~~W~~	707	~~W~~	—
SK Bioscience Co., Ltd.		245		—
SMCore. Inc		18		5,637
Korea Nexlene Company		122		—
Others		178		—

	~~W~~	1,270	~~W~~	5,637

(In millions of Korean won)
	December 31, 2024
Name of entity	Trade receivables and others		Other payables and others
SK Chemicals Co., Ltd.	~~W~~	717	~~W~~	—
SK Bioscience Co., Ltd.		195		—
UNA Digital Inc.(formerly, ANTS Co., Ltd.)		—		187
SMCore. Inc		3		2,710
Korea Nexlene Company		277		—
Others		443		3

	~~W~~	1,635	~~W~~	2,900

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others, Continued

(7)

The right-of-use assets and lease liabilities recognized regarding the lease agreements with HITECH Semiconductor (Wuxi) Co., Ltd. and Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture for the year ended December 31, 2025 increased by ~~W~~8,947 million (2024: ~~W~~68,623 million increased) and increased by ~~W~~8,947 million(2024: ~~W~~68,996 million increased), respectively, and lease payments to HITECH Semiconductor (Wuxi) Co., Ltd., and Hystars Semiconductor(Wuxi) Co., Ltd., a joint venture for the year ended December 31, 2025 amount to ~~W~~66,235 million (2024: ~~W~~84,155 million). The right-of-use assets and lease liabilities recognized regarding the lease agreements with other related parties including SK Airplus Inc. (formerly, SK Materials Airplus Inc.) for the year ended December 31, 2025, increased by ~~W~~110,681 million(2024: ~~W~~174,063 million increased) and increased by ~~W~~110,681 million (2024: ~~W~~174,063 million increased), respectively, and lease payments to the other related parties including SK Airplus Inc. (formerly, SK Materials Airplus Inc.) for the year ended December 31, 2025 amount to ~~W~~174,716 million (2024: ~~W~~166,381 million).

(8)	The Group provides a payment guarantee amounting to RMB 701 million to Wuxi Xinfa Group Co., Ltd. on behalf of Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture.

(9)	The establishment of the subsidiary is explained in Note 1, and the acquisitions and additional investments of associates are explained in Note 11.

(10)	Financial transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	Company	For the year ended December 31, 2025
		Dividend received		Dividend paid
Joint ventures	Hystars Semiconductor (Wuxi) Co., Ltd.	~~W~~	18,472	~~W~~	—
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor,		591		—
Other related parties	SK Square Co., Ltd.		—		354,877

		~~W~~	19,063	~~W~~	354,877

(In millions of Korean won)
	Company	For the year ended December 31, 2024
		Proceeds from borrowings		Dividend received		Dividend paid
Associates	Mirae Asset Committee Semiconductor No.1 Startup Venture Private Equity Investment Co., Ltd.	~~W~~	—	~~W~~	94	~~W~~	—
Joint ventures	Hystars Semiconductor (Wuxi) Co., Ltd.		120,084		—		—
	HITECH Semiconductor (Wuxi) Co., Ltd.[1]		—		17,064		—
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		—		3,107		—
Other related parties	SK Square Co., Ltd.		—		—		175,320

		~~W~~	120,084	~~W~~	20,265	~~W~~	175,320

[1]	Hystars Semiconductor (Wuxi) Co., Ltd. was incorporated as a subsidiary of SK hynix system ic (Wuxi) Co., Ltd., during the year ended December 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

31. Transactions with Related Parties and Others, Continued

(10)	Financial transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(In millions of Korean won)
	Company	For the year ended December 31, 2023
		Dividend received		Dividend paid
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	~~W~~	15,863	~~W~~	—
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor,		153		—
Associate	Magnus Private Investment Co., Ltd.		262		—
Other related parties	SK Square Co., Ltd.		—		175,320

		~~W~~	16,278	~~W~~	175,320

32. Commitments and Contingencies

(1)	Significant pending litigations and claims of the Group as of December 31, 2025 are as follows:

(a)	The antitrust investigation in China

The State Administration for Market Regulation of China initiated to investigate the violation of the antitrust law regarding major DRAM companies’ sales in China in May 2018. The pending case currently is under investigation. As of December 31, 2025, the Group cannot predict the outcome of this investigation.

(b)	Other patent infringement claims and litigation

In addition to the above litigations, as of December 31, 2025, the Group is involved in various legal claims and litigation. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(2)	Back-end process service contract with HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)

The Group has entered into an agreement with HITECH to be provided with back-end process service by HITECH. The conditions of the service provided include package, package test, modules and others. According to the agreement, the Group has paid a certain level of guaranteed margin to HITECH as the Group has priority to use HITECH’s equipment.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

32. Commitments and Contingencies, Continued

(3)	Assets provided as collateral

Details of assets provided as collateral as of December 31, 2025 are as follows:

(In millions of Korean won and millions of foreign currencies)

	Book value		Pledged amount
Category	Amount		Currency	Amount in USD	Amount in KRW	Remark
Land and buildings	~~W~~	26,261	KRW	—	14,854	Borrowings for equipment and others
Machinery		1,036,725	USD	600	860,940
			KRW	—	1,480,000

			USD	600	860,940
	~~W~~	1,062,986	KRW	—	1,494,854

(In millions of Korean won and millions of foreign currencies)

	Book value		Collateral liabilities amount
Category	Amount		Currency	Amount in USD	Amount in KRW	Remark
Land and buildings	~~W~~	26,261	KRW	—	1,393	Borrowings for equipment and others
Machinery		1,036,725	USD	125	179,363
			KRW	—	1,000,000

			USD	125	179,363
	~~W~~	1,062,986	KRW	—	1,001,393

(4)	Financing agreements

Details of credit lines with financial institutions as of December 31, 2025 are as follows:

(In millions of Korean won and millions of foreign currencies)

	Financial Institution	Commitment	Currency	Amount
The Parent Company	Hana Bank and others	Import finance and others including usance	USD	330
		Comprehensive limit contract for import and export including usance	USD	1,690
		Overdrafts with banks	KRW	20,000
		Accounts receivable factoring contracts which have no right to recourse	KRW	30,000
SK hynix Semiconductor (China) Ltd.	Agricultural Bank of China and others	Import finance and others including usance	RMB USD	950 490
SK hynix America Inc. and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	837
Domestic subsidiaries	Hana Bank and others	Import finance and others	KRW	29,500
		Import finance and others including usance	USD	15

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

32. Commitments and Contingencies, Continued

(5)

The Group’s commitments in relation to future capital expenditures on property, plant and equipment that have not been recognized as of December 31, 2025 are ~~W~~6,667,863 million (as of December 31, 2024: ~~W~~8,837,748 million).

(6)	Investment in KIOXIA Holdings Corporation (“KIOXIA”)

In regard to the Group’s interests in KIOXIA through the investments in BCPE Pangea Intermediate Holdings Cayman, L.P. and BCPE Pangea Cayman2 Limited, the equity interests in KIOXIA that the Group may hold, directly or indirectly, are limited to a certain percentage for a specified period following the acquisition. In addition, during the same restricted period, the Group is also prohibited from appointing directors to KIOXIA and as a result, is unable to exercise significant influence over KIOXIA’s operations and management.

(7) Acquisition of the Intel NAND business

The Group entered into a master purchase agreement with Intel Corporation (“Intel”) to acquire the entire NAND business of Intel excluding the Optane division of Non-Volatile Memory Solutions Group during the year ended December 31, 2020. The business was transferred in two separate processes through overseas subsidiaries, with a total transaction amount of USD 8,844 million. The Group paid KRW 7,843,437 million (USD 6,609 million) at the first deal closing, and the remaining KRW 3,079,783 million (USD 2,235 million) was paid in March 2025.

In the process of obtaining a conditional business combination approval for the Intel NAND business acquisition from the Chinese competition authority (Chinese State Administration for Market Regulation) in connection with the first closing of the Intel NAND business completed during the year ended December 31, 2021, the Group was imposed with certain conditions, mainly including the obligation to maintain a reasonable pricing policy, increase production and to support the entry of third-party competitors into the Chinese eSSD market. These obligations apply for a five-year period from December 2021. After the end of this period, the Group may apply for a waiver of the conditions, and the Chinese State Administration for Market Regulation will determine whether to approve the waiver based on the competitive landscape of the Chinese eSSD market at that time.

(8)

The Group entered into supplier finance arrangements. In accordance with the arrangements, when the finance providers pay the payables related to the Group’s trade and other payables to the suppliers, the Group pays the finance providers on the payment due date. In order for the finance providers to pay the payable, the Group had to have received the goods or services and approved the invoices.

If suppliers choose early collection of payment, the finance providers pay the amount before the payment due date. The Group settles the trade and other payables with the finance providers on the payment due date. All trade and other payables subject to the supplier finance arrangements are included in trade and other payables in the Group’s consolidated statement of financial position. As of December 31, 2025, the amount paid to suppliers under the supplier finance arrangements is KRW 1,743,555 million. Meanwhile, the Group’s trade and other payables arising from supplier finance arrangements are operating payables from ordinary purchase transactions; accordingly, changes in these balances are primarily driven by operating cash flows, and non-cash movements are not significant.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

33. Cash Flows

(1)	Reconciliations between profit for the years and cash generated from operations for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Profit (Loss) for the year Adjustment	~~W~~	42,947,902	~~W~~	19,796,902	~~W~~	(9,137,547)
Income tax expense (benefit)		7,517,650		4,088,448		(2,520,269)
Interest expense		923,703		1,345,239		1,468,273
Interest income		(494,327)		(344,814)		(216,429)
Depreciation		13,099,311		11,985,337		12,730,450
Amortization		830,819		596,200		552,541
Defined benefit plan		231,904		170,659		152,374
Loss on foreign currency translation		946,742		2,244,407		906,120
Gain on foreign currency translation		(437,292)		(1,892,306)		(573,884)
Gain on disposal of financial instruments		(187,868)		(162,023)		(84,220)
Loss on disposal of property, plant and equipment		43,813		17,686		74,222
Gain on disposal of property, plant and equipment		(97,688)		(70,082)		(249,647)
Share of loss		93,545		13,507		(15,061)
Loss on impairment of intangible assets		38,072		281		167,079
Gain on valuation of financial instruments		(12,011,484)		(89,254)		(30,406)
Loss on valuation of financial instruments		27,260		293,719		1,488,321
Loss on derivatives		8,365,586		94,538		900,383
Dividend income		(940,739)		(29,313)		(13,392)
Loss on impairment of investments in associates		471,006		24,738		—
Share-based payments		414,114		104,110		28,793
Gain on disposal of non-current assets held for sale		(29,456)		(1,316,592)		—
Others, net		32,836		(20,722)		267,377
Changes in operating assets and liabilities
Increase in trade receivables		(5,584,225)		(5,098,005)		(1,406,188)
Decrease (increase) in inventories		(1,059,484)		166,722		2,288,020
Decrease (increase) in other assets		31,776		(370,258)		113,317
Decrease in loans and other receivables		188,989		13,717		(20,307)
Increase in trade payables		863,996		274,980		(168,095)
Increase (decrease) in other payables		116,326		(1,378,294)		251,297
Increase in other non-trade payables		2,336,757		2,228,576		(1,454,172)
Increase (decrease) in provisions		(40,021)		5,397		8,622
Increase (decrease) in other liabilities		1,009,154		(1,160,573)		1,436,514
Payment of defined benefit liabilities		(7,717)		(12,645)		(5,048)
Contributions to plan assets		(736,528)		(269,436)		(250,173)

Cash generated from operations	~~W~~	58,904,432	~~W~~	31,250,846	~~W~~	6,688,866

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

33. Cash Flows, Continued

(2)	Details of significant transactions without inflows and outflows of cash for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of Korean won)
	2025		2024		2023
Increase in other payables related to property, plant and equipment	~~W~~	2,456,765	~~W~~	1,807,294	~~W~~	—
Excluded from subsidiaries and transferred to investments in joint ventures		—		483,721		—
Decrease in derivative liabilities and exchangeable bonds due to the exercise of exchange rights		2,077,966		65,732		—
Decrease in borrowings related to sale and leaseback contract		—		—		(342,070)

(3)	Changes in liabilities arising from financing activities during the years ended December 31, 2025 and 2024 are as follows:

(In millions of Korean won)	2025
	Borrowings		Lease liabilities		Total
Beginning balance	~~W~~	22,683,733	~~W~~	2,768,376	~~W~~	25,452,109
Cash flows from financing activities
- Proceeds from borrowings		8,183,735		—		8,183,735
- Repayment of borrowings		(7,416,131)		—		(7,416,131)
- Payment of lease liabilities		—		(596,465)		(596,465)
Increase of lease liabilities		—		290,133		290,133
Foreign currency differences and others		(1,310,749)		3,592		(1,307,157)
Present value discount (interest expense)		107,317		97,843		205,160
Interest paid		—		(52,300)		(52,300)
Reclassified as liabilities held for sale		—		(1,236)		(1,236)

Ending balance	~~W~~	22,247,905	~~W~~	2,509,943	~~W~~	24,757,848

(In millions of Korean won)	2024
	Borrowings		Lease liabilities		Total
Beginning balance	~~W~~	29,468,632	~~W~~	3,029,874	~~W~~	32,498,506
Cash flows from financing activities
- Proceeds from borrowings		8,717,964		—		8,717,964
- Repayment of borrowings		(16,093,620)		—		(16,093,620)
- Payment of lease liabilities		—		(601,821)		(601,821)
Increase of lease liabilities		—		266,528		266,528
Foreign currency differences and others		1,703,320		147,194		1,850,514
Present value discount (interest expense)		108,592		105,238		213,830
Interest paid		—		(34,132)		(34,132)
Reclassified as liabilities held for sale		(1,221,155)		(144,505)		(1,365,660)

Ending balance	~~W~~	22,683,733	~~W~~	2,768,376	~~W~~	25,452,109

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

33. Cash Flows, Continued

(4)

The Group presented the inflow and outflow of cash from short-term investment assets, etc. which are frequently traded and have a large total amount and mature in a short period of time, as net increases and decreases.

34. Share-based Payment

(1)	Details of the granted share-based payment

(a)

The Parent Company accounts for share-based payment, with options granted to employees to choose either cash-settled or equity-settled share-based payment, in accordance with the substance of transactions and the details of the share options as of December 31, 2025 are as follows:

(In shares)
	Total numbers of share option granted	Forfeited or Canceled	Exercised	Outstanding at December 31, 2025
10th 1	54,020	10,764	10,504	32,752
12th [1]	6,469	—	3,469	3,000
13th [1]	75,163	29,851	23,657	21,655
14th [1]	195,460	59,167	19,622	116,671

	331,112	99,782	57,252	174,078

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price (in Korean won)
10th [1]	March 20, 2020	March 20, 2020 - March 20, 2023	March 21, 2023 - March 20, 2027	~~W~~	84,730
12th [1]	March 30, 2021	March 30, 2021 - March 30, 2023	March 31, 2023 - March 30, 2026		136,060
13th [1]	March 30, 2021	March 30, 2021 - March 30, 2023	March 31, 2023 - March 30, 2026		136,060
14th [1]	March 30, 2022	March 30, 2022 - March 30, 2024	March 31, 2024 - March 30, 2027		121,610

[1]	During the year ended December 31, 2025, the share options were exercised with cash settlement.

(b)	Details of equity-settled share-based payment granted by the Group are as follows:

	1-1st	1-2nd	2nd	3rd

Grant date	2022-03-17	2022-04-27	2023-06-28	2024-04-30

Types of shares to be issued	Registered common shares	Registered common shares	Registered common shares	Registered common shares

Grant method	Reissue of treasury shares	Reissue of treasury shares	Reissue of treasury shares	Reissue of treasury shares

Number of shares	Initial grant size * TSR * Adjustment ratio / Stock price on exercise date[1,3]	Initial grant size * TSR * Adjustment ratio / Stock price on exercise date[1,3]	Initial grant size * (Adjustment ratio + increase rate of stock price – increase rate of KOSPI200)[2,3]	Initial grant size * (Adjustment ratio + increase rate of stock price – increase rate of KOSPI200)[2]

Base stock price	~~W~~124,000	~~W~~108,500	~~W~~79,975	~~W~~135,975

Exercisable period	March 17, 2025 ~ March 17, 2029[4]	April 27, 2025 ~ April 27, 2029	January 1, 2026 lump sum payment	January 1, 2027 lump sum payment

Service period for vesting	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from January 1, 2023[5]	3 years’ service from January 1, 2024[5]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

34. Share-based Payment, Continued

(1)	Details of the granted share-based payment, Continued

(b)	Details of equity-settled share-based payment granted by the Group are as follows, Continued:

[1]

TSR (Total shareholder return) is calculated as “(Stock price on exercise notification date—Base stock price + company’s total dividends per share from grant date to exercise notification date)/base stock price”, and the adjustment ratio considers the Group’s TSR compared to the TSR of its industry peers.

[2]

The adjustment ratio considers increase rate of stock price, and the maximum adjusted shares is 2 times of initial grant shares. If the increase rate of stock price rises by 100% or higher and exceeds the increase rate of KOSPI200 by 50% points, additional shares equal to the initial grant will be paid.

[3]	Some of the 1-1 and 1-2 share-based payments were canceled and a replacement amount was granted in the 2nd share-based payment.
[4]	A portion of the stock options was exercised and settled during the year ended December 31, 2025.
[5]	When employed for more than 2 years but less than 3 years, the granted amount is adjusted in proportion to the period of service.

(c)

In addition to above share options granted by the Parent Company, restricted stock units (RSUs) for the Parent Company’s subsidiary, SK hynix NAND product Solutions Corp., are also granted to the subsidiary and its employees.

(In shares)
Grant cycle	Total numbers of share option granted	Forfeited or Canceled	Exercised
Quarterly	173,451,396	50,576,962	42,623,861

(2)	Details of liabilities recognized for stock appreciation rights as of December 31, 2025 are as follows:

(In millions of Korean won)
December 31, 2025
Stock appreciation rights liabilities[1]	~~W~~	71,423

[1]	As of December 31, 2025, the intrinsic value of the vested salary for the above stock appreciation right liabilities is ~~W~~93,007 million.

(3)	Measurement of fair value

(a)	The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option as of December 31, 2025. The inputs used are as follows:

	10th		12th		13th		14th
Share price (Closing stock price on valuation date, in Korean won)	~~W~~	530,000	~~W~~	530,000	~~W~~	530,000	~~W~~	530,000
Expected volatility		46.40%		46.40%		46.40%		46.40%
Estimated fair value of share option (in Korean won)	~~W~~	445,270	~~W~~	393,940	~~W~~	393,940	~~W~~	408,492
Dividend yield ratio		0.42%		0.42%		0.42%		0.42%
Risk free ratio		2.70%		2.47%		2.47%		2.71%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

34. Share-based Payment, Continued

(3)	Measurement of fair value, Continued

(b)

The compensation cost regarding the equity-settled share-based payment granted by the Group is calculated by applying a binomial option-pricing model in estimating the fair value of the option. The inputs used to measure the fair value of the share-based payment as of the grant date are as follows.

	1-1st		1-2nd		2nd		3rd
Expected volatility		33.92%		34.22%		34.81%		36.85%
Per-share fair value of the option(in Korean won)	~~W~~	52,729	~~W~~	42,064	~~W~~	155,443	~~W~~	224,203
Dividend yield ratio[1]		—		—		1.50%		1.10%
Risk-free interest rate (Government bonds yield)		2.65%		3.19%		3.60%		3.53%

[1]

Payout ratio was not taken into consideration as it was assumed that the stock price decline due to dividends would be compensated as the dividend amount until the exercise period is added in the calculation of 1-1st and 1-2nd TSR.

(4)	The compensation expense for the year ended December 31, 2025 is ~~W~~215,713 million (2024: ~~W~~118,867 million and 2023: ~~W~~75,395 million).

35. Subsequent Event

(1)

On January 28, 2026, SK hynix NAND Product Solutions Corp., a subsidiary, resolved at the board of directors’ meeting to transfer its business to a newly formed entity, Solidigm Inc. as part of a restructuring of its business structure. On March 1, 2026, SK hynix NAND Product Solutions Corp. transferred to Solidigm Inc. its business relating to the sale and research and development of Nand Flash Memory and SSD, including all related assets, contracts, rights and personnel, as well as the assets and liabilities contracted between the transferee and the transferor under their agreement. Accordingly, SK hynix NAND Product Solutions Corp. acquired from Solidigm Inc. shares issued by Solidigm inc. equivalent in value to the transfer consideration.

(2)

On January 28, 2026, the Parent Company resolved at the board of directors’ meeting to cancel its treasury shares, and canceled all 15,300,000 treasury shares previously acquired on February 9, 2026. As a result of this cancelation, the total number of issued ordinary shares decreased from 728,002,365 shares before the cancelation to 712,702,365 shares upon completion of the cancelation, while the amount in capital stock remains the same.

(3)

Subsequent to December 31, 2025 and through the date of authorization for issuance of the accompanying financial statements, the Group disposed of 8,150,835 shares of treasury shares in connection with the exercise of exchange rights on exchangeable bonds, share-based compensation settlement related to long-term incentive plans, and the grant of treasury shares to employees for enterprise value-linked compensation, resulting in a gain on disposal of treasury shares of W5,293,476 million, which was recognized in equity.

(4)

The board of the Directors of the Group resolved to merge SK hynix Semiconductor (Dalian) Co., Ltd. with its subsidiary, SK hynix semiconductor storage technology (Dalian) Co., Ltd. on April 22, 2026. Following this resolution, the two companies entered into a merger agreement, and the effective date of the merger is July 1, 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Consolidated Financial Statement

Years ended December 31, 2025, 2024 and 2023

35. Subsequent Event, Continued

(5)

On April 28, 2026, the Group decided to acquire, prior to maturity, the entire outstanding balance of its foreign exchangeable bonds through the exercise of an early redemption option. The details of the transaction are as follows:

Bonds to be acquired	Foreign exchangeable bond (Issue date: April 11, 2023)
Issue amount	USD 1,700,000,000
Amount to be acquired	USD 100,800,000
Event for early redemption	Exercise of the issuer’s early redemption option (Call Option)
- In the case of the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued (Clean Up Call)
Number of shares exchangeable	1,219,445 shares
Expected payment date	May 28, 2026

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

March 31, 2026 and December 31, 2025 (Unaudited)

(In millions of Korean won)
	Notes	March 31, 2026		December 31, 2025
Assets
Current assets
Cash and cash equivalents	5,6	~~W~~	21,166,904	~~W~~	14,923,766
Short-term financial instruments	5,6		18,220,075		14,679,719
Short-term investment assets	5,6		14,942,782		5,338,768
Trade receivables, net	5,6,7,28		33,807,843		18,199,078
Loans and other receivables, net	5,6,7,28		476,602		386,343
Other financial assets	5,6,18		31,771		195,259
Inventories, net	8		15,974,133		14,289,390
Current tax assets			20,643		67,715
Other current assets	9		1,865,363		1,378,035

			106,506,116		69,458,073

Non-current assets
Investments in associates and joint ventures	10		1,356,327		1,320,927
Long-term investment assets	5,6		20,657,583		14,547,099
Loans and other receivables, net	5,6,7,28		424,097		420,036
Other financial assets	5,6,18		2,014,761		1,114,462
Property, plant and equipment, net	11,29		82,051,924		77,502,704
Right-of-use assets, net	12,28		2,353,676		2,336,457
Intangible assets, net	13		4,050,617		4,049,402
Investment property, net			185		188
Deferred tax assets			1,832,432		3,660,493
Employee benefit assets	17		1,441,600		1,552,888
Other non-current assets	9		139,426		144,930

			116,322,628		106,649,586

Total assets		~~W~~	222,828,744	~~W~~	176,107,659

See accompanying notes to the condensed consolidated interim financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

March 31, 2026 and December 31, 2025 (Unaudited)

(In millions of Korean won)
	Notes	March 31, 2026		December 31, 2025
Liabilities
Current liabilities
Trade payables	5,6,28	~~W~~	2,797,840	~~W~~	2,848,455
Other payables	5,6,20,28		7,902,601		6,434,144
Other non-trade payables	5,6,28		6,134,993		6,283,111
Borrowings	5,6,14,29		5,890,940		8,161,757
Other financial liabilities	5,6,18		1,597,938		4,913,879
Provisions	16		180,107		228,937
Current tax liabilities			14,579,682		7,023,813
Lease liabilities	5,6,12,28		526,303		547,296
Other current liabilities	15		1,090,126		937,607

			40,700,530		37,378,999

Non-current liabilities
Long-term other payables	5,6		381,019		375,141
Other non-trade payables	5,6		20,910		19,970
Borrowings	5,6,14,29		13,426,725		14,086,148
Other financial liabilities	5,6,18		977		2,487
Defined benefit liabilities, net	17		69,192		66,144
Deferred tax liabilities			285,024		248,395
Lease liabilities	5,6,12,28		1,988,448		1,962,647
Other non-current liabilities	15		1,576,120		1,300,977

			17,748,415		18,061,909

Total liabilities			58,448,945		55,440,908

Equity
Equity attributable to owners of the Parent Company
Capital stock	19		3,657,652		3,657,652
Capital surplus	19		8,510,283		8,953,714
Other equity	19,31		(368,427)		(1,348,598)
Accumulated other comprehensive income	19		3,745,189		2,676,862
Retained earnings	20		148,746,385		106,576,548

Total equity attributable to owners of the Parent Company			164,291,082		120,516,178
Non-controlling interests			88,717		150,573

Total equity			164,379,799		120,666,751

Total liabilities and equity		~~W~~	222,828,744	~~W~~	176,107,659

See accompanying notes to the condensed consolidated interim financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

Three-month periods ended March 31, 2026 and 2025 (Unaudited)

(In millions of Korean won, except per share information)
	Notes	2026		2025
Revenue	4,21,28	~~W~~	52,576,287	~~W~~	17,639,141
Cost of sales	23,28		10,896,873		7,537,150

Gross profit			41,679,414		10,101,991
Selling and administrative expenses	22,23,28		1,617,671		1,189,730
Research and development expenses	22,23,28		2,451,460		1,471,757
Finance income	24		17,056,350		2,687,359
Finance expenses	24		3,023,483		764,604
Share of loss of equity-accounted investees	10		(26,778)		(41,109)
Other income	25,28		15,023		78,943
Other expenses	25,28		14,537		101,864

Profit before income tax			51,616,858		9,299,229
Income tax expense	26		11,270,949		1,191,034

Profit for the period		~~W~~	40,345,909	~~W~~	8,108,195
Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	17		(44,025)		(3,060)
Items that are or may be reclassified to profit or loss:
Foreign operations – foreign currency translation differences, net of tax			1,009,383		35,791
Loss on valuation of derivatives, net of tax	18		(7,940)		(11,276)
Equity-accounted investees – share of other comprehensive income (loss), net of tax	10		66,868		(13,724)

Other comprehensive income for the period, net of tax			1,024,286		7,731

Total comprehensive income for the period		~~W~~	41,370,195	~~W~~	8,115,926

Profit attributable to:
Owners of the Parent Company		~~W~~	40,330,176	~~W~~	8,107,081
Non-controlling interests			15,733		1,114
Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	41,354,478	~~W~~	8,114,054
Non-controlling interests			15,717		1,872
Earnings per share	27
Basic earnings per share (in Korean won)		~~W~~	57,175	~~W~~	11,756
Diluted earnings per share (in Korean won)		~~W~~	56,670	~~W~~	11,411

See accompanying notes to the condensed consolidated interim financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

Three-month periods ended March 31, 2026 and 2025 (Unaudited)

(In millions of Korean won)		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus		Other equity		Accumulated other comprehensive income		Retained earnings		Total		Non- controlling interests		Total equity
Balance at January 1, 2025		~~W~~	3,657,652	~~W~~	4,487,123	~~W~~	(2,191,549)	~~W~~	2,532,107	~~W~~	65,418,061	~~W~~	73,903,394	~~W~~	12,310	~~W~~	73,915,704
Comprehensive income :
Profit for the period			—		—		—		—		8,107,081		8,107,081		1,114		8,108,195
Other comprehensive income
Remeasurements of defined benefit liability, net of tax	17		—		—		—		—		(3,060)		(3,060)		—		(3,060)
Other comprehensive income of associate, net of tax	10		—		—		—		(13,724)		—		(13,724)		—		(13,724)
Loss on valuation of derivatives, net of tax	18		—		—		—		(11,276)		—		(11,276)		—		(11,276)
Foreign currency translation differences for foreign operations, net of tax			—		—		—		35,033		—		35,033		758		35,791

Total comprehensive income for the period			—		—		—		10,033		8,104,021		8,114,054		1,872		8,115,926

Transactions with owners of the Parent Company:
Changes in ownership to the subsidiaries			—		73,265		—		—		—		73,265		—		73,265
Dividends paid			—		—		—		—		(900,209)		(900,209)		—		(900,209)
Disposal of treasury shares	19		—		144,616		74,442		—		—		219,058		—		219,058
Share-based payment transactions	31		—		10,031		4,418		—		—		14,449		560		15,009

Total transactions with owners of the Parent Company			—		227,912		78,860		—		(900,209)		(593,437)		560		(592,877)

Balance at March 31, 2025		~~W~~	3,657,652	~~W~~	4,715,035	~~W~~	(2,112,689)	~~W~~	2,542,140	~~W~~	72,621,873	~~W~~	81,424,011	~~W~~	14,742	~~W~~	81,438,753

See accompanying notes to the condensed consolidated interim financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

Three-month periods ended March 31, 2026 and 2025 (Unaudited)

(In millions of Korean won)		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus		Other equity		Accumulated other comprehensive income		Retained earnings		Total		Non- controlling interests		Total equity
Balance at January 1, 2026		~~W~~	3,657,652	~~W~~	8,953,714	~~W~~	(1,348,598)	~~W~~	2,676,862	~~W~~	106,576,548	~~W~~	120,516,178	~~W~~	150,573	~~W~~	120,666,751
Comprehensive income (loss):
Profit for the period			—		—		—		—		40,330,176		40,330,176		15,733		40,345,909
Other comprehensive income (loss)
Remeasurements of defined benefit liability, net of tax	17		—		—		—		—		(44,025)		(44,025)		—		(44,025)
Other comprehensive loss of associate, net of tax	10		—		—		—		66,868		—		66,868		—		66,868
Loss on valuation of derivatives, net of tax	18		—		—		—		(7,940)		—		(7,940)		—		(7,940)
Foreign currency translation differences for foreign operations, net of tax			—		—		—		1,009,399		—		1,009,399		(16)		1,009,383

Total comprehensive income for the period			—		—		—		1,068,327		40,286,151		41,354,478		15,717		41,370,195

Transactions with owners of the Parent Company:
Changes in ownership in subsidiary			—		(338,118)		—		—		—		(338,118)		(87,671)		(425,789)
Dividends paid	20		—		—		—		—		(1,327,712)		(1,327,712)		—		(1,327,712)
Transfer of capital surplus to retained earnings	19		—		(4,083,635)		—		—		4,083,635		—		—		—
Disposal of treasury shares	19		—		3,984,135		132,497		—		—		4,116,632		—		4,116,632
Cancelation of treasury shares	19		—		—		872,237		—		(872,237)		—		—		—
Share-based payment transactions	31		—		(5,813)		(24,563)		—		—		(30,376)		10,098		(20,278)

Total transactions with owners of the Parent Company			—		(443,431)		980,171		—		1,883,686		2,420,426		(77,573)		2,342,853

Balance at March 31, 2026		~~W~~	3,657,652	~~W~~	8,510,283	~~W~~	(368,427)	~~W~~	3,745,189	~~W~~	148,746,385	~~W~~	164,291,082	~~W~~	88,717	~~W~~	164,379,799

See accompanying notes to the condensed consolidated interim financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

Three-month periods ended March 31, 2026 and 2025 (Unaudited)

(In millions of Korean won)	Notes	2026		2025
Cash flows from operating activities
Cash generated from operating activities	30	~~W~~	25,880,207	~~W~~	10,653,945
Interest received			140,490		106,269
Interest paid			(355,197)		(319,264)
Dividends received			3,952,793		4,107
Income tax paid			(3,288,174)		(1,421,386)

Net cash provided by operating activities			26,330,119		9,023,671

Cash flows from investing activities
Decrease in short-term financial instruments			5,708,347		2,485,281
Increase in short-term financial instruments			(6,610,597)		(1,152,741)
Increase in short-term investment assets, net			(9,504,554)		(80,607)
Decrease in other financial assets			1,308		498
Increase in other financial assets			(3,500,000)		(1,172)
Collection of loans and other receivables			4,950		13,063
Increase in loans and other receivables			(6,508)		(12,787)
Proceeds from disposal of long-term investment assets			4,123,908		6,241
Acquisitions of long-term investment assets			(14,120)		(6,033)
Proceeds from disposal of property, plant and equipment			14,693		46,010
Acquisitions of property, plant and equipment			(7,657,403)		(6,284,222)
Acquisitions of intangible assets			(207,963)		(170,465)
Proceeds from disposal of investments in associates			3,518		3,581
Acquisitions of investments in associates			—		(2,100)
Cash outflow from business combination			—		(3,063,035)
Receipt of government grants			9,522		—

Net cash used in investing activities			(17,634,899)		(8,218,488)

Cash flows from financing activities
Proceeds from borrowings			1,006,250		2,111,363
Repayments of borrowings			(3,760,030)		(1,466,432)
Repayments of lease liabilities			(147,792)		(151,657)
Proceeds from disposal of treasury shares			7,775		15,620
Changes in ownership in subsidiary			(57,682)		—

Net cash provided by (used in) financing activities			(2,951,479)		508,894

Effects of exchange rate changes on cash and cash equivalents			499,397		38,875

Net increase in cash and cash equivalents			6,243,138		1,352,952
Cash and cash equivalents at the beginning of the period			14,923,766		11,205,117

Cash and cash equivalents at the end of the period		~~W~~	21,166,904	~~W~~	12,558,069

See accompanying notes to the condensed consolidated interim financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

1. General Information

(1)	General information about SK hynix Inc. (the “Parent Company”) and its subsidiaries (collectively the “Group”) is as follows:

The Parent Company manufactures, distributes and sells semiconductor products. The Parent Company was established on October 15, 1949 and its shares have been listed on the Korea Exchange since 1996. The Parent Company’s headquarter is located at 2091 Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do, South Korea, and the Group has manufacturing facilities in Icheon-si and Cheongju-si, South Korea, and Wuxi, Chongqing and Dalian, China.

As of March 31, 2026 and December 31, 2025, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares		Percentage of ownership (%)
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
SK Square Co., Ltd.	146,100,000	146,100,000	20.50	20.07
Other investors	562,197,021	555,591,520	78.88	76.32
Treasury shares[1]	4,405,344	26,310,845	0.62	3.61

	712,702,365	728,002,365	100.00	100.00

[1]

Treasury shares include 2,753,353 shares deposited with the Korea Securities Depository due to the issuance of exchangeable bonds. Excluding these, the number of treasury shares is 1,651,991 (equivalent to 0.23% of ownership interest) as of March 31, 2026.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange, respectively.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

1. General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of March 31, 2026 and December 31, 2025 are as follows:

				Ownership (%)
Company	Controlling company	Location	Business	2026	2025
SK hyeng Inc.	SK hynix Inc.	Korea	Construction and service	100	100
SK hystec Inc.	SK hynix Inc.	Korea	Business support and service	100	100
Happymore Inc.	SK hynix Inc.	Korea	Semiconductor apparel manufacturing, baking and services	100	100
SK hynix system ic Inc.	SK hynix Inc.	Korea	Semiconductor research and development and business support	100	100
HappyNarae Co., Ltd.	SK hynix Inc.	Korea	Industrial material supply	100	100
SK Keyfoundry Inc.	SK hynix Inc.	Korea	Semiconductor sales, manufacturing and others	100	100
SK hynix America Inc.	SK hynix Inc.	U.S.A	Semiconductor sales	100	100
SK hynix Deutschland GmbH	SK hynix Inc.	Germany	Semiconductor sales	100	100
SK hynix Asia Pte. Ltd.	SK hynix Inc.	Singapore	Semiconductor sales	100	100
SK hynix Semiconductor Hong Kong Ltd.	SK hynix Inc.	Hong Kong	Semiconductor sales	100	100
SK hynix U.K. Ltd.	SK hynix Inc.	U.K.	Semiconductor sales	100	100
SK hynix Semiconductor Taiwan Inc.	SK hynix Inc.	Taiwan	Semiconductor sales	100	100
SK hynix Japan Inc.	SK hynix Inc.	Japan	Semiconductor sales	100	100
SK hynix (Wuxi) Semiconductor Sales Ltd.	SK hynix Inc.	China	Semiconductor sales	100	100
SK hynix Semiconductor (China) Ltd.	SK hynix Inc.	China	Semiconductor manufacturing	100	100
SK hynix memory solutions Taiwan Ltd.	SK hynix Inc.	Taiwan	Semiconductor research and development	100	100
SK APTECH Ltd.	SK hynix Inc.	Hong Kong	Overseas investment	100	100
SK hynix Ventures Hong Kong Ltd.	SK hynix Inc.	Hong Kong	Overseas investment	100	100
Gauss Labs Inc.	SK hynix Inc.	U.S.A	Information and Communications Industry	97.38	97.38
SK hynix NAND Product Solutions Corp.[2,4]	SK hynix Inc.	U.S.A	Semiconductor sales, research and development and others	100	97.48
SK hynix Semiconductor (Dalian) Co., Ltd.	SK hynix Inc.	China	Semiconductor manufacturing	100	100
SK hynix memory solutions Poland sp. z o.o.	SK hynix Inc.	Poland	Semiconductor research and development	100	100
SK Keyfoundry America Inc.	SK Keyfoundry Inc.	U.S.A	Semiconductor sales	100	100
SK Keyfoundry Shanghai Co., Ltd.	SK Keyfoundry Inc.	China	Semiconductor sales	100	100
SK Powertech	SK Keyfoundry Inc.	Korea	Semiconductor manufacturing	99.42	99.42
SUZHOU HAPPYNARAE Co., Ltd.	HappyNarae Co., Ltd.	China	Overseas industrial material supply	100	100
HappyNarae America LLC[1]	HappyNarae Co., Ltd.	U.S.A	Overseas industrial material supply	100.00	100.00
HappyNarae Hungary Kft[1]	HappyNarae Co., Ltd.	Hungary	Overseas industrial material supply	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd.	SK APTECH Ltd.	China	Semiconductor manufacturing	100.00	100.00
SK hynix (Wuxi) Education Service Development Co., Ltd.	SK hynix (Wuxi) Education Technology Co., Ltd.	China	Overseas education	100.00	100.00

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

1. General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of March 31, 2026 and December 31, 2025 are as follows, Continued:

				Ownership (%)
Company	Controlling company	Location	Business	2026	2025
SK hynix (Wuxi) Industry Development Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Foreign hospital construction	100.00	100.00
SK hynix Happiness (Wuxi) Hospital Management Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Foreign hospital operation	70.00	70.00
SK hynix cleaning (Wuxi) Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Building maintenance and others	100.00	100.00
SK hynix (Wuxi) Education Technology Co., Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Overseas education	100.00	100.00
SK hynix Semiconductor West Lafayette LLC	SK hynix America Inc.	U.S.A	Semiconductor manufacturing	100.00	100.00
SK hynix memory solutions America Inc.	SK hynix America Inc.	U.S.A	Semiconductor research and development	100.00	100.00
SK hynix Semiconductor India Private Ltd.	SK hynix Asia Pte. Ltd.	India	Semiconductor sales	100.00	100.00
Solidigm Inc.[3,4]	SK hynix NAND Product Solutions Corp.	U.S.A	Semiconductor sales, research and development and others	100.00	—
SK hynix NAND Product Solutions Taiwan Co., Ltd.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Taiwan	Semiconductor research and development and sales	100.00	97.48
SK hynix NAND Product Solutions Canada Ltd.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Canada	Semiconductor research and development	100.00	97.48
SK hynix NAND Product Solutions Mexico, S. DE R.L. DE C.V.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Mexico	Semiconductor research and development	100.00	97.48
SK hynix NAND Product Solutions UK Limited[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	U.K.	Semiconductor sales	100.00	97.48
SK hynix NAND Product Solutions Israel Ltd.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Israel	Semiconductor sales	100.00	97.48
SK hynix NAND Product Solutions International LLC[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	U.S.A	Semiconductor sales	100.00	97.48
SK hynix NAND Product Solutions Asia Pacific LLC[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	U.S.A	Semiconductor sales	100.00	97.48
SK hynix NAND Product Solutions Singapore Pte. Ltd.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Singapore	Semiconductor sales	100.00	97.48
SK hynix NAND Product Solutions Malaysia Sdn. Bhd.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Malaysia	Semiconductor sales	100.00	97.48
SK HYNIX NAND PRODUCT SOLUTIONS POLAND sp. z o.o.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Poland	Semiconductor research and development	100.00	97.48
SK hynix NAND Product Solutions (Beijing) Co., Ltd.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	China	Semiconductor sales	100.00	97.48
SK Hynix NAND Product Solutions (Shanghai) Co., Ltd.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	China	Semiconductor research and development	100.00	97.48

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

1. General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of March 31, 2026 and December 31, 2025 are as follows, Continued:

				Ownership (%)
Company	Controlling company	Location	Business	2026	2025
Intel NDTM US LLC.[2]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	U.S.A	Semiconductor research and development	100.00	97.48
SK hynix (Wuxi) Investment Ltd.	SK hynix Semiconductor (China) Ltd.	China	Overseas investment	100.00	100.00
SK hynix semiconductor storage technology (Dalian) Co., Ltd.	SK hynix Semiconductor (Dalian) Co., Ltd.	China	Semiconductor manufacturing support	100.00	100.00
CHONGQING HAPPYNARAE Co., Ltd.	SUZHOU HAPPYNARAE Co., Ltd.	China	Overseas industrial material supply	100.00	100.00
MMT (Money Market Trust)	—	Korea	Money Market Trust	100.00	100.00

[1]	Liquidation is in progress as of March 31, 2026.
[2]	The ownership interest increased due to the acquisition of non-controlling interests during the three-month period ended March 31, 2026.
[3]	The entity was newly established as a subsidiary of SK Hynix NAND Product Solutions Corp. during the three-month period ended March 31, 2026.
[4]

As part of the business reorganization of SK hynix NAND Product Solutions Corp., the NAND flash memory and SSD sales and research and development, including related assets, contracts, rights, employees, and the associated assets and liabilities previously held by SK hynix NAND Product Solutions Corp., were transferred to Solidigm Inc. during the three-month period ended March 31, 2026.

[5]

Certain subsidiaries have been transferred to Solidigm Inc. as of March 31, 2026, and the transfer of the remaining related subsidiaries to Solidigm Inc. is expected to be completed by December 31, 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

1. General Information, Continued

(3)	Changes in the Group’s consolidated subsidiaries for the period ended March 31, 2026 are as follows:

Type	Company	Reason
Addition	Solidigm Inc.	Establishment

(4) The Group’s subsidiaries do not have material non-controlling interests as of March 31, 2026 and December 31, 2025.

2. Material Accounting Policies

These accompanying condensed consolidated interim financial statements were authorized for issue by management in connection with the filing with the U.S. Securities Exchange Commission on May 22, 2026.

2.1 Basis of Preparation

The Group’s condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

2.1.1 New and amended standards or interpretations adopted by the Group

The Group has applied the following new and amended IFRS Accounting Standards or interpretations that are effective from January 1, 2026.

(a) Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

Disclosure requirements have been amended to include the followings in response to recent questions arising in practice. The amendments did not have a significant impact on the consolidated interim financial statements.

•	Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system.

•	Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.

•

Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term.

•	Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

2. Material Accounting Policies, Continued

2.1.1 New and amended standards or interpretations adopted by the Group, Continued

(b) Annual Improvements to IFRS - Volume 11

The amendments did not have a significant impact on the consolidated interim financial statements.

•	IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	IFRS 7 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	IFRS 9 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	IAS 7 Statement of Cash Flows: Cost Method

(c) Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption.

In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments did not have a significant impact on the consolidated interim financial statements.

2.1.2 New and amended standards or interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for March 31, 2026 reporting periods and have not been early adopted by the Group.

(a) New Standard: IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements and includes new requirements aimed at enhancing comparability of financial performance between similar entities and providing more relevant information to users. While the amendments do not affect the recognition or measurement of items in the financial statements, they are expected to have an extensive impact on presentation and disclosure, including the income statement and the disclosure of management-defined performance measures.

The standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for all comparative periods presented shall be restated under IFRS 18.

Management is in the process of evaluating the impact of applying the new standard on the Group’s consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

2. Material Accounting Policies, Continued

2.1.2 New and amended standards or interpretations not yet adopted by the Group, Continued

(b) IFRS 19 Subsidiaries without Public Accountability: Disclosures

Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. This standard does not have a significant impact on the financial statements.

2.2 Accounting Policies

Material accounting policies and measurement method used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements as of and for the year ended December 31, 2025, except for the changes due to the application of amendments and enactments of new standards described in Note 2.1.1 and as described below.

2.2.1 Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income for the interim period.

The Group is subject to the Global Minimum Tax (Pillar Two). The Group has not recognized additional income tax expenses in relation to Pillar Two during the three-month period ended March 31, 2026 and applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

3. Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously assessed, considering historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. These resulting accounting estimates may differ from the actual results.

Critical accounting estimates and assumptions made in the preparation of these consolidated interim financial statements are consistent with those applied in the preparation of the consolidated financial statements as of and for the year ended December 31, 2025, except for the estimates used to determine the income tax expense.

4. Operating Segment and Entity-wide Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products. The Chief Operating Decision Maker of the Group reviews the operational results of the semiconductor business with the reporting information which is prepared in the same manner with that used by management during the establishment of the Group’s business strategy.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

4. Operating Segment and Entity-wide Information, Continued

(1) The Group’s non-current assets (excluding financial assets, loans and other receivables, investment in associates and joint ventures and deferred tax assets etc.) information by region based on the location of the Parent Company and its subsidiaries as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026		December 31, 2025
Korea	~~W~~	78,295,807	~~W~~	74,293,530
China		10,903,323		10,533,204
Asia (other than China)		15,049		15,424
U.S.A.		817,705		738,739
Europe		5,544		5,672

	~~W~~	90,037,428	~~W~~	85,586,569

(2) For the three-month period ended March 31, 2026, revenues of ~~W~~7,780,590 million and ~~W~~6,536,458 million, or 14.80% and 12.43% of the Group’s revenue, were derived from external Customers A and B, respectively. For the three-month period ended March 31, 2025, revenue of ~~W~~4,786,233 million, or 27.13% of the Group’s revenue, is derived from an external Customer A.

(3) Entity-wide revenue information by region is disclosed in note 21 (3).

5. Carrying Amounts of Financial Instruments by Categories

(1) Carrying amounts of financial assets by categories as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss		Financial assets at amortized cost		Others		Total
Cash and cash equivalents	~~W~~	—	~~W~~	—	~~W~~	21,166,904	~~W~~	—	~~W~~	21,166,904
Short-term financial instruments		222,500		—		17,997,575		—		18,220,075
Short-term investment assets		14,942,782		—		—		—		14,942,782
Trade receivables[1]		—		1,363,090		32,444,753		—		33,807,843
Loans and other receivables		—		—		900,699		—		900,699
Other financial assets		194		—		2,012,721		33,617		2,046,532
Long-term investment assets		20,657,583		—		—		—		20,657,583

	~~W~~	35,823,059	~~W~~	1,363,090	~~W~~	74,522,652	~~W~~	33,617	~~W~~	111,742,418

[1]

The Group transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the consolidated financial statements when all the risks and rewards are substantially transferred. Accordingly, the Group recognized gain or loss on disposal of trade receivables.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

5. Carrying Amounts of Financial Instruments by Categories, Continued

(1) Carrying amounts of financial assets by categories as of March 31, 2026 and December 31, 2025 are as follows, Continued:

(In millions of Korean won)
	December 31, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss		Financial assets at amortized cost		Others		Total
Cash and cash equivalents	~~W~~	—	~~W~~	—	~~W~~	14,923,766	~~W~~	—	~~W~~	14,923,766
Short-term financial instruments		222,500		—		14,457,219		—		14,679,719
Short-term investment assets		5,338,768		—		—		—		5,338,768
Trade receivables[1]		—		1,256,429		16,942,649		—		18,199,078
Loans and other receivables		—		—		806,379		—		806,379
Other financial assets		62		—		1,113,792		195,867		1,309,721
Long-term investment assets		14,547,099		—		—		—		14,547,099

	~~W~~	20,108,429	~~W~~	1,256,429	~~W~~	48,243,805	~~W~~	195,867	~~W~~	69,804,530

[1]

The Group transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the consolidated financial statements when all the risks and rewards are substantially transferred. Accordingly, the Group recognized gain or loss on disposal of trade receivables.

(2) Carrying amounts of financial liabilities by categories as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	March 31, 2026
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost		Others		Total
Trade payables	~~W~~	—	~~W~~	2,797,840	~~W~~	—	~~W~~	2,797,840
Other payables		—		8,283,620		—		8,283,620
Other non-trade payables[1]		—		1,964,954		—		1,964,954
Borrowings[2]		—		19,317,665		—		19,317,665
Lease liabilities		—		2,514,751		—		2,514,751
Other financial liabilities		1,596,942		1,557		416		1,598,915

	~~W~~	1,596,942	~~W~~	34,880,387	~~W~~	416	~~W~~	36,477,745

[1]

Among other non-trade payables, employee benefits liabilities that correspond to the Group’s obligations under the employee benefit plan were excluded because they were not subject to disclosure of financial instruments.

[2]

The Group participated in supplier-financing arrangements under letters of credit, where financial institutions pay the Group’s obligations to suppliers within a certain limit, and the Group subsequently repays the financial institutions. There were no short-term borrowings under the supplier financing arrangements as of March 31, 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

5. Carrying Amounts of Financial Instruments by Categories, Continued

(2) Carrying amounts of financial liabilities by categories as of March 31, 2026 and December 31, 2025 are as follows, Continued:

(In millions of Korean won)	December 31, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost		Others		Total
Trade payables	~~W~~	—	~~W~~	2,848,455	~~W~~	—	~~W~~	2,848,455
Other payables		—		6,809,285		—		6,809,285
Other non-trade payables[1]		—		1,541,016		—		1,541,016
Borrowings[2]		—		22,247,905		—		22,247,905
Lease liabilities		—		2,509,943		—		2,509,943
Other financial liabilities		4,911,955		1,585		2,826		4,916,366

	~~W~~	4,911,955	~~W~~	35,958,189	~~W~~	2,826	~~W~~	40,872,970

[1]

Among other non-trade payables, employee benefits liabilities that correspond to the Group’s obligations under the employee benefit plan were excluded because they were not subject to disclosure of financial instruments.

[2]

The Group participated in supplier-financing arrangements under letters of credit, where financial institutions pay the Group’s obligations to suppliers within a certain limit, and the Group subsequently repays the financial institutions. There were no short-term borrowings under the supplier financing arrangements as of December 31, 2025.

6. Financial Risk Management

(1) Financial risk management

The Group’s activities are exposed to a variety of financial risks, including market risk (foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The consolidated interim financial statements do not include all the financial risk management policies and disclosures required for the consolidated annual financial statements; accordingly, reference should be made to see the consolidated annual financial statements for a comprehensive discussion of the Group’s financial risk management policies and disclosures. There have been no significant changes in Group’s risk management organization or risk management policies subsequent to December 31, 2025.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Euro, Chinese Yuan and Japanese Yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities in foreign currencies, and net investments in foreign operations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

6. Financial Risk Management, Continued

(1) Financial risk management, Continued

(a) Market risk, Continued

(i) Foreign exchange risk, Continued

Monetary foreign currency assets and liabilities as of March 31, 2026 are as follows:

(In millions of Korean won and millions of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	34,202	~~W~~	51,761,447	14,793	~~W~~	22,387,699
JPY	561,976		5,320,393	129,782		1,228,687
CNY	1,866		408,174	2,924		639,523
EUR	15		25,947	313		542,168

Also, as described in note 18, the Group entered into a fixed-to-fixed cross currency swap and a floating-to-fixed cross currency interest rate swap to hedge foreign currency rate risk relating to bonds and borrowings denominated in foreign currencies.

When the exchange rate of the functional currency for each foreign currency fluctuates by 10% as of March 31, 2026, the impact of the change in the exchange rate on profit before income tax expenses is as follows:

(In millions of Korean won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,953,682	~~W~~	(2,953,682)
JPY		409,171		(409,171)
CNY		(23,135)		23,135
EUR		(51,622)		51,622

(ii) Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate due to changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings and is partially offset by interests received from floating rate financial assets.

The Group is managing cash flow interest rate risk using floating-to-fixed cross currency interest rate swaps. These interest rate swaps have an economic effect of converting floating interest borrowings into fixed interest borrowings. Generally, the Group borrows at a floating interest rate and then swaps at a fixed rate. Under the swap agreement, the Group will settle the difference between fixed interest costs and the floating interest costs calculated according to the principal agreed upon for each counterparty and specific period (mainly quarterly).

The Group is partially exposed to the risk of changing net interest costs due to changes in interest rates as of March 31, 2026. The Group has signed a currency interest rate swap contract on floating interest rate borrowings in foreign currency amount to ~~W~~163,069 million and an interest rate swap contract on floating interest rate borrowings in local currency of ~~W~~317,400 million. Therefore, the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

6. Financial Risk Management, Continued

(1) Financial risk management, Continued

(a) Market risk, Continued

(ii) Interest rate risk, Continued

changes in interest costs subject to fluctuation of interest rates do not have an impact on the profit before income tax for the three-month period ended March 31, 2026.

As of March 31, 2026, if interest rates on borrowings and financial assets had been 100 basis points higher/lower with all other variables held constant, profit before income tax would have been ~~W~~10,792 million (2025: ~~W~~13,750 million) lower/higher over the next year, mainly as a result of higher/lower net interest costs on floating-rate borrowings and interest income on floating-rate financial assets.

(iii) Price risk

The Group invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Group’s equity and debt securities are exposed to price risk as of March 31, 2026.

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises mainly from operating and investing activities. In order to manage credit risk, the Group periodically evaluates the creditworthiness of each customer or counterparty through the analysis of its financial information, historical transaction records and other factors, based on which the Group establishes credit limits for each customer or counterparty.

(i) Trade and other receivables

For each new customer, the Group individually analyzes its creditworthiness before standard payment and delivery terms and conditions are offered. In addition, the Group is continuously managing trade and other receivables by reevaluating the customer’s creditworthiness and securing collaterals in order to limit its credit risk exposure.

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and enters into credit insurance contracts to manage credit risk exposure from oversea customers. The extent of the Group’s exposure to credit risk as of March 31, 2026 is equal to the carrying amount of trade and other receivables.

(ii) Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents, short-term financial instruments, short-term investment assets, and short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of March 31, 2026 is the carrying amount of those financial assets. The Group deposits cash and cash

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

6. Financial Risk Management, Continued

(1) Financial risk management, Continued

(b) Credit risk, Continued

(ii) Other financial assets, Continued

equivalents, short-term financial instruments and others in several financial institutions, and transacts only with banks and financial institutions with high credit ratings. Accordingly, management does not expect any significant loss from non-performance by the counterparties.

(c) Liquidity risk

Liquidity risk is defined as the risk that the Group is unable to meet its short-term payment obligations on time due to deterioration of its business performance or inability to access financing. The Group forecasts its cash flow and liquidity status and sets action plans on a regular basis to manage liquidity risk proactively.

The Group invests surplus cash in interest-bearing current accounts, time deposits, and demand deposits choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts.

(2) Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends to shareholders, procure and repay borrowings, issue new shares, and sell assets.

The debt-to-equity ratio and net borrowing ratio as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026		December 31, 2025
Total liabilities (A)	~~W~~	58,448,945	~~W~~	55,440,908
Total equity (B)		164,379,799		120,666,751
Cash and cash equivalents, and others[1] (C)		54,329,761		34,942,253
Total borrowings (D)		19,317,665		22,247,905
Debt-to-equity ratio (A/B)		35.56%		45.95%
Net borrowing ratio[2] (D-C)/B		—		—

[1]	Total amount of cash and cash equivalents, short-term financial instruments and short-term investment assets.
[2]	Net borrowing ratio is not disclosed because the ratio is negative.

Under major borrowing contracts, the Group is obliged to comply with a certain level of debt ratio and Loan-To-Value ratio. The Group has complied with all of these conditions as of March 31, 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

6. Financial Risk Management, Continued

(3) Fair value

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(a)

The following table presents the Group’s carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of March 31, 2026 and December 31, 2025:

(In millions of Korean won)
			March 31, 2026
	Carrying amounts		Level 1		Level 2		Level 3		Total
Financial assets measured at fair value
Short-term financial instruments	~~W~~	222,500	~~W~~	—	~~W~~	—	~~W~~	222,500	~~W~~	222,500
Short-term investment assets		14,942,782		—		14,942,782		—		14,942,782
Trade receivables[1]		1,363,090		—		1,363,090		—		1,363,090
Long-term investment assets		20,657,583		—		—		20,657,583		20,657,583
Other financial assets		33,811		—		33,811		—		33,811

		37,219,766		—		16,339,683		20,880,083		37,219,766

Financial assets not measured at fair value
Cash and cash equivalents[2]		21,166,904		—		—		—		—
Short-term financial instruments[2]		17,997,575		—		—		—		—
Trade receivables[2]		32,444,753		—		—		—		—
Loans and other receivables[2]		900,699		—		—		—		—
Other financial assets[2]		2,012,721		—		—		—		—

		74,522,652		—		—		—		—

Total financial asset	~~W~~	111,742,418	~~W~~	—	~~W~~	16,339,683	~~W~~	20,880,083	~~W~~	37,219,766

Financial liabilities measured at fair value
Other financial liabilities	~~W~~	1,597,358	~~W~~	—	~~W~~	1,597,358	~~W~~	—	~~W~~	1,597,358

Financial liabilities not measured at fair value
Trade payables[2]		2,797,840		—		—		—		—
Other payables[2]		8,283,620		—		—		—		—
Other non-trade payables[2]		1,964,954		—		—		—		—
Borrowings		19,317,665		—		19,350,642		—		19,350,642
Lease liabilities[2]		2,514,751		—		—		—		—
Other financial liabilities[2]		1,557		—		—		—		—

		34,880,387		—		19,350,642		—		19,350,642

Total financial liabilities	~~W~~	36,477,745	~~W~~	—	~~W~~	20,948,000	~~W~~	—	~~W~~	20,948,000

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

6. Financial Risk Management, Continued

(3) Fair value, Continued

(a)

The following table presents the Group’s carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of March 31, 2026 and December 31, 2025, Continued:

[1]

The Group transferred some of the trade receivables and substantially transferred the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the consolidated financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

[2]	The Group did not present fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

(In millions of Korean won)
			December 31, 2025
	Carrying amounts		Level 1		Level 2		Level 3		Total
Financial assets measured at fair value
Short-term financial instruments	~~W~~	222,500	~~W~~	—	~~W~~	—	~~W~~	222,500	~~W~~	222,500
Short-term investment assets		5,338,768		—		5,338,768		—		5,338,768
Trade receivables[1]		1,256,429		—		1,256,429		—		1,256,429
Long-term investment assets		14,547,099		—		—		14,547,099		14,547,099
Other financial assets		195,929		—		195,929		—		195,929

		21,560,725		—		6,791,126		14,769,599		21,560,725

Financial assets not measured at fair value
Cash and cash equivalents[2]		14,923,766		—		—		—		—
Short-term financial instruments[2]		14,457,219		—		—		—		—
Trade receivables[2]		16,942,649		—		—		—		—
Loans and other receivables[2]		806,379		—		—		—		—
Other financial assets[2]		1,113,792		—		—		—		—

		48,243,805		—		—		—		—

Total financial asset	~~W~~	69,804,530	~~W~~	—	~~W~~	6,791,126	~~W~~	14,769,599	~~W~~	21,560,725

Financial liabilities measured at fair value
Other financial liabilities	~~W~~	4,914,781	~~W~~	—	~~W~~	4,914,781	~~W~~	—	~~W~~	4,914,781

Financial liabilities not measured at fair value
Trade payables[2]	~~W~~	2,848,455	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Other payables[2]		6,809,285		—		—		—		—
Other non-trade payables[2]		1,541,016		—		—		—		—
Borrowings		22,247,905		—		22,449,184		—		22,449,184
Lease liabilities[2]		2,509,943		—		—		—		—
Other financial liabilities[2]		1,585		—		—		—		—

		35,958,189		—		22,449,184		—		22,449,184

Total financial liabilities	~~W~~	40,872,970	~~W~~	—	~~W~~	27,363,965	~~W~~	—	~~W~~	27,363,965

[1]

The Group transferred some of the trade receivables and substantially transferred the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the consolidated financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

[2]	The Group did not present fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

6. Financial Risk Management, Continued

(3) Fair value, Continued

(b) Valuation Techniques

The valuation techniques used to measure financial instruments with fair value level 2 and level 3 are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2025.

(c)

There was no transfer between fair value hierarchy levels for the three-month period ended March 31, 2026 and changes in financial assets classified as level 3 fair value measurements during the three-month period ended March 31, 2026 are as follows:

(In millions of Korean won)
	Beginning Balance		Acquisition		Disposals		Gain on Valuation		Foreign Exchange Difference		Ending Balance
Financial assets:
Short-term financial instruments	~~W~~	222,500		—		—		—		—	~~W~~	222,500
Long-term investment assets	~~W~~	14,547,099	~~W~~	14,120	~~W~~	(4,120,220)	~~W~~	9,881,310	~~W~~	335,274	~~W~~	20,657,583

7. Trade Receivables and Loans and Other Receivables

(1) Details of loans and other receivables as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026		December 31, 2025
Current
Other receivables	~~W~~	120,932	~~W~~	89,511
Accrued income		205,060		156,266
Short-term loans		124,682		117,592
Short-term guarantee and other deposits		25,928		22,974

		476,602		386,343

Non-current
Long-term other receivables		79,937		74,024
Long-term loans		186,388		189,262
Guarantee deposits		157,496		156,488
Others		276		262

		424,097		420,036

	~~W~~	900,699	~~W~~	806,379

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

7. Trade Receivables and Loans and Other Receivables, Continued

(2)	Trade receivables and loans and other receivables, net of provision for impairment, as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026
	Gross amount		Provision for impairment		Carrying amount
Trade receivables	~~W~~	33,810,734	~~W~~	(2,891)	~~W~~	33,807,843
Current loans and other receivables		476,678		(76)		476,602
Non-current loans and other receivables		425,083		(986)		424,097

	~~W~~	34,712,495	~~W~~	(3,953)	~~W~~	34,708,542

(In millions of Korean won)
	December 31, 2025
	Gross amount		Provision for impairment		Carrying amount
Trade receivables	~~W~~	18,201,785	~~W~~	(2,707)	~~W~~	18,199,078
Current loans and other receivables		386,419		(76)		386,343
Non-current loans and other receivables		420,972		(936)		420,036

	~~W~~	19,009,176	~~W~~	(3,719)	~~W~~	19,005,457

8. Inventories

Details of inventories as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026
	Acquisition cost		Inventory valuation allowance		Carrying amount
Merchandise	~~W~~	4,547	~~W~~	(292)	~~W~~	4,255
Finished goods		3,233,195		(163,107)		3,070,088
Work-in-process		9,666,848		(38,925)		9,627,923
Raw materials		1,962,505		(15,524)		1,946,981
Supplies		1,293,783		(193,866)		1,099,917
Goods in transit		224,969		—		224,969

	~~W~~	16,385,847	~~W~~	(411,714)	~~W~~	15,974,133

(In millions of Korean won)
	December 31, 2025
	Acquisition cost		Inventory valuation allowance		Carrying amount
Merchandise	~~W~~	5,564	~~W~~	(261)	~~W~~	5,303
Finished goods		2,616,635		(209,670)		2,406,965
Work-in-process		9,290,708		(83,271)		9,207,437
Raw materials		1,507,058		(17,745)		1,489,313
Supplies		1,086,570		(183,958)		902,612
Goods in transit		277,760		—		277,760

	~~W~~	14,784,295	~~W~~	(494,905)	~~W~~	14,289,390

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

9. Other Current and Non-current Assets

Details of other current and non-current assets as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026		December 31, 2025
Current
Advance payments	~~W~~	71,503	~~W~~	73,312
Prepaid expenses		367,544		291,529
Value added tax refundable		947,397		876,429
Contract assets		77,038		125,240
Others		401,881		11,525

		1,865,363		1,378,035

Non-current
Long-term advance payments		71,623		79,810
Long-term prepaid expenses		32,731		33,778
Others		35,072		31,342

		139,426		144,930

	~~W~~	2,004,789	~~W~~	1,522,965

10. Investments in Associates and Joint Ventures

(1) General information of investments in associates and joint ventures is as follows:

Type	Investee	Location	Business
Associates	SK China Company Limited[1]	China	Consulting and investment
	SK South East Asia Investment Pte. Ltd.	Singapore	Consulting and investment
	SiFive, Inc.[2]	U.S.A	Design and manufacture of semiconductor
	Wuxi xinfa IC industry park., Ltd.	China	Developing science-technological park
Others
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.[3]	China	Manufacture of semiconductor parts
	SK hynix system ic (Wuxi) Co., Ltd.[4,5]	China	Foundry factory construction
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor[3]	Korea	Investment
	Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor[3]	Korea	Investment
Others

[1]	Management of the Group is able to exercise significant influence over the entity by participating the Board of Directors. Accordingly, the investment has been classified as an associate.
[2]	The Group is able to exercise significant influence through its right to appoint a director to the Board of Directors of investee. Accordingly, the investment has been classified as an associate.
[3]	It has been classified to a joint venture as it is stated in the agreement that unanimous vote is required for relevant activities.
[4]	Net asset share amount and carrying amount of SK hynix system ic (Wuxi) Co., Ltd. were prepared based on the consolidated financial statements including Hystars Semiconductor (Wuxi) Co., Ltd.
[5]	As major decisions require the approval of more than two-thirds of the shareholders, the entity has been classified as an investment in a joint venture.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

10. Investments in Associates and Joint Ventures, Continued

(2) Details of investments in associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026					December 31, 2025
Investee	Ownership (%)	Net asset value		Carrying amount		Ownership (%)	Carrying amount
Associates:
SK China Company Limited	11.87	~~W~~	435,304	~~W~~	487,901	11.87	~~W~~	463,560
SK South East Asia Investment Pte. Ltd.	20.00		388,951		388,951	20.00		370,671
SiFive, Inc.	6.84		10,179		9,703	6.84		9,175
Wuxi xinfa IC industry park., Ltd.	30.00		50,368		50,368	30.00		46,990
Others			155,433		163,571			160,957
Joint ventures:
HITECH Semiconductor (Wuxi) Co., Ltd.	45.00		166,669		163,062	45.00		152,015
SK hynix system ic (Wuxi) Co., Ltd.	49.79		(45,618)		55,662	49.79		78,548
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor	33.33		6,936		6,936	33.33		9,039
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor	37.50		19,522		19,522	37.50		19,574
Others			10,650		10,651			10,398

		~~W~~	1,198,394	~~W~~	1,356,327		~~W~~	1,320,927

(3) Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026
	Beginning balance		Acquisition		Share of profit (loss)		Other equity movement		Dividend		Recovery of principal		Ending balance
SK China Company Limited	~~W~~	463,560	~~W~~	—	~~W~~	1,780	~~W~~	22,561	~~W~~	—	~~W~~	—	~~W~~	487,901
SK South East Asia Investment Pte. Ltd.		370,671		—		(1,858)		20,138		—		—		388,951
SiFive, Inc.		9,175		—		—		528		—		—		9,703
Wuxi xinfa IC industry park., Ltd.		46,990		—		165		3,212		—		—		50,367
HITECH Semiconductor (Wuxi) Co., Ltd.		152,015		—		2,551		8,496		—		—		163,062
SK hynix system ic (Wuxi) Co., Ltd.		78,548		—		(30,121)		7,233		—		—		55,660
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		9,039		—		(49)		(53)		(430)		(1,570)		6,937
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		19,574		—		(52)		—		—		—		19,522
Others		171,355		—		806		4,753		(741)		(1,949)		174,224

	~~W~~	1,320,927	~~W~~	—	~~W~~	(26,778)	~~W~~	66,868	~~W~~	(1,171)	~~W~~	(3,519)	~~W~~	1,356,327

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

10. Investments in Associates and Joint Ventures, Continued

(3) Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)
	2025
	Beginning balance		Acquisition		Share of profit (loss)		Other equity movement		Dividend		Recovery of principal		Ending balance
SK China Company Limited	~~W~~	456,471	~~W~~	—	~~W~~	188	~~W~~	(15,470)	~~W~~	—	~~W~~	—	~~W~~	441,189
SK South East Asia Investment Pte. Ltd.		401,843		—		(12,500)		1,263		—		—		390,606
SiFive, Inc.		18,311		—		(2,340)		(221)		—		—		15,750
Wuxi xinfa IC industry park., Ltd.		44,895		—		1,201		167		—		—		46,263
HITECH Semiconductor (Wuxi) Co., Ltd.		157,255		—		754		(309)		—		—		157,700
SK hynix system ic (Wuxi) Co., Ltd.		688,702		—		(27,139)		(124)		—		—		661,439
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		11,237		—		(971)		921		—		—		11,187
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		22,459		—		(26)		—		—		—		22,433
Others		139,490		2,100		(277)		49		—		(3,581)		137,781

	~~W~~	1,940,663	~~W~~	2,100	~~W~~	(41,110)	~~W~~	(13,724)	~~W~~	—	~~W~~	(3,581)	~~W~~	1,884,348

(4) Major associates and joint ventures’ summarized financial information as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
SK China Company Limited	~~W~~	2,271,763	~~W~~	1,687,604	~~W~~	90,026	~~W~~	340,484
SK South East Asia Investment Pte. Ltd.		1,077,750		1,037,101		61,289		38,453
HITECH Semiconductor (Wuxi) Co., Ltd.		286,026		278,058		188,722		7,706
SK hynix system ic (Wuxi) Co., Ltd.		490,597		1,272,474		1,314,267		541,211

(In millions of Korean won)
	December 31, 2025
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
SK China Company Limited	~~W~~	1,787,188	~~W~~	2,120,977	~~W~~	151,370	~~W~~	293,452
SK South East Asia Investment Pte. Ltd.		1,021,847		983,307		58,110		36,458
HITECH Semiconductor (Wuxi) Co., Ltd.		298,955		277,560		182,138		58,962
SK hynix system ic (Wuxi) Co., Ltd.		210,511		1,233,265		962,673		520,468

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

10. Investments in Associates and Joint Ventures, Continued

(5) Major associates and joint ventures’ summarized financial information for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026				2025
	Revenue		Net profit (loss)		Revenue		Net profit (loss)
SK China Company Limited	~~W~~	18,531	~~W~~	9,795	~~W~~	16,094	~~W~~	1,586
SK South East Asia Investment Pte. Ltd.		100,917		10,978		355,697		(62,500)
HITECH Semiconductor (Wuxi) Co., Ltd.		216,147		16,081		174,973		8,880
SK hynix system ic (Wuxi) Co., Ltd.		74,238		(60,497)		80,374		(61,995)

11. Property, Plant and Equipment

(1) Changes in property, plant and equipment for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	77,502,704	~~W~~	60,157,474
Acquisition		7,347,767		5,883,723
Disposal and retirement		(8,357)		(6,829)
Depreciation		(3,415,412)		(3,014,780)
Transfers		6,433		2,780
Foreign exchange difference, etc.		618,789		(7,068)

Ending balance	~~W~~	82,051,924	~~W~~	63,015,300

(2) Certain machineries are pledged as collaterals for borrowings of the Group as of March 31, 2026 (see note 29).

12. Leases

(1) Changes in right-of-use assets for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	2,336,457	~~W~~	2,486,871
Acquisition		86,497		23,891
Termination		(1,672)		(1,806)
Depreciation		(103,087)		(109,286)
Foreign exchange difference		35,481		771

Ending balance	~~W~~	2,353,676	~~W~~	2,400,441

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

12. Leases, Continued

(2) Changes in lease liabilities for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	2,509,943	~~W~~	2,768,376
Acquisition		86,409		23,891
Termination		(1,614)		(1,660)
Interest expenses		24,365		24,424
Payments		(162,606)		(163,637)
Foreign exchange difference		58,254		(1,299)

Ending balance	~~W~~	2,514,751	~~W~~	2,650,095

13. Intangible Assets

Changes in intangible assets for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	4,049,402	~~W~~	4,018,847
Acquisition		184,745		170,465
Disposal and retirement		(990)		(526)
Amortization		(210,566)		(221,434)
Transfers		(6,378)		(2,867)
Others[1]		34,404		(1,785)

Ending balance	~~W~~	4,050,617	~~W~~	3,962,700

[1]	Others include increase/decrease due to foreign exchange difference.

14. Borrowings

Details of borrowings as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026		December 31, 2025
Current
Short-term borrowings	~~W~~	2,522,307	~~W~~	2,395,797
Current portion of long-term borrowings		1,716,223		1,470,301
Current portion of debentures[1]		1,652,410		4,295,659

		5,890,940		8,161,757

Non-current
Long-term borrowings		2,675,856		2,879,750
Debentures		10,750,869		11,206,398

		13,426,725		14,086,148

	~~W~~	19,317,665	~~W~~	22,247,905

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

14. Borrowings, Continued

Details of borrowings as of March 31, 2026 and December 31, 2025 are as follows, Continued:

[1]

The carrying amount includes exchangeable bond issued by the Parent Company during the year ended December 31, 2023. The maturity date of the exchangeable bond is in 2030, but the Group has classified the exchangeable bond as current borrowings due to the possibility of exercising conversion rights by the bondholders. During the three-month period ended March 31, 2026, exchangeable bonds equivalent to USD 510,800,000 were exchanged for 6,179,194 shares upon exercise of exchange rights by the bondholders. On a cumulative basis, exchangeable bonds equivalent to USD 1,472,400,000 have been exchanged for 17,807,022 shares. The conditions of issuance are as follows:

Type of bond Issue amount		Foreign exchangeable bond USD 1,700,000,000
Outstanding balance of bonds issued[1]		USD 227,600,000
Interest rate	Coupon Rate	1.75%
	Yield Rate	1.75%
Maturity Date		April 11, 2030
Redemption measures		1) Redemption upon maturity: redemption of the remaining amounts for which conversion rights or early redemption has not been exercised upon maturity date
2) Early redemption: Redemption by the Call Option of the Issuer or redemption by the Put Option of Bondholders
Details of conversion right	Conversion Rate	100.00% of the principal amount
	Conversion price	~~W~~108,811 per share
	Subject of Conversion	Ordinary shares of the SK hynix Inc. (currently held as treasury shares)
	Conversion period	May 22, 2023 - April 1, 2030
Adjustment to Conversion Price

Adjustment of the Conversion Price in certain circumstances, including but not limited to:

Bonus issue, subdivision, consolidation, reclassification, rights issues of options or warrants over shares, share dividends, capital distribution, modification of rights of conversion, issues at less than Current Market Price, etc.

Put Option of Bondholders		The fourth anniversary from the transaction date (April 11, 2027)
In the case of a change of control of the Parent Company
In the case of the Shares of the Parent company ceases to be listed or admitted to trading or are suspended for trading for a period equal to or exceeding 20 consecutive Trading Days
Call Option of the Issuer		On or after April 25, 2028, in the case of the closing price of the Shares for any 20 trading days in a period of 30 consecutive trading days is at least 130% of the prevailing Conversion Price
In the case of the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued (Clean Up Call)
In the case of the Issuer becomes obliged to pay any additional amounts, as a result of changes relating to tax laws in Korea.

[1]

The number of exchangeable shares was 20,126,911 upon initial issuance, but due to the exercise of conversion rights and adjustments in the conversion price, the number of exchangeable shares has been changed to 2,753,353 as of March 31, 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

15. Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026		December 31, 2025
Current
Advance receipts	~~W~~	121,245	~~W~~	59,298
Unearned income		4,350		6,499
Withholdings		386,075		318,105
Contract liabilities		483,957		474,185
Others		94,499		79,520

		1,090,126		937,607

Non-current
Other long-term employee benefits		1,575,988		1,300,847
Others		132		130

		1,576,120		1,300,977

	~~W~~	2,666,246	~~W~~	2,238,584

16. Provisions

(1) Changes in provisions for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026
	Beginning Balance		Utilization		Reversal		Ending Balance
Warranty	~~W~~	222,751	~~W~~	(594)	~~W~~	(44,015)	~~W~~	178,142
Emission allowances		4,359		—		(4,221)		138
Restoration costs		1,827		—		—		1,827

	~~W~~	228,937	~~W~~	(594)	~~W~~	(48,236)	~~W~~	180,107

(In millions of Korean won)
	2025
	Beginning Balance		Utilization		Reversal		Ending Balance
Warranty	~~W~~	263,001	~~W~~	(688)	~~W~~	(27,537)	~~W~~	234,776
Emission allowances		5,407		—		(2,146)		3,261
Restoration costs		1,827		—		—		1,827

	~~W~~	270,235	~~W~~	(688)	~~W~~	(29,683)	~~W~~	239,864

(2) Provisions for warranty

The Group estimates the expected warranty costs based on historical results and records provisions for warranty. Regarding the durability issue of certain products sold in the prior years, the Group separately estimated and recorded warranty provisions for the amount expected to be paid for product replacement and other customer supporting activities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

16. Provisions, Continued

(3) Provision for emission allowances

The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(a) Details of the allocated amount of emission permits and the estimated amount of emission as of March 31, 2026 are as follows:

(In ten thousand tons CO2-eq)
March 31, 2026
Allocated emission permits	664

(b) Changes in the emission permits rights for the three-month period ended March 31, 2026 are as follows:

(In ten thousand tons CO2-eq)
2025
Beginning balance	58
Allocated	547
Submission	(41)
Carryforwards	(8)
Disposal	(2)

Ending balance	554

17. Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026		December 31, 2025
Present value of defined benefit obligations	~~W~~	3,382,411	~~W~~	3,447,188
Fair value of plan assets		(4,754,819)		(4,933,932)

Net defined benefit liabilities (assets)	~~W~~	(1,372,408)	~~W~~	(1,486,744)

Defined benefit liabilities	~~W~~	69,192	~~W~~	66,144
Employee benefit assets[1]	~~W~~	1,441,600	~~W~~	1,552,888

[1]

The Parent Company and certain subsidiaries’ fair value of plan assets in excess of the present value of defined benefit obligations, presented as employee benefit assets, amounted to ~~W~~1,441,600 million and ~~W~~1,552,888 million as of March 31, 2026 and December 31, 2025, respectively.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

17. Defined Benefit Liabilities (Assets), Continued

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	3,447,188	~~W~~	3,125,802
Current service cost		75,573		72,829
Interest expense		44,958		38,319
Transfer from associates		3,944		1,862
Benefits paid		(189,433)		(114,439)
Others		181		1,172

Ending balance	~~W~~	3,382,411	~~W~~	3,125,545

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	4,933,932	~~W~~	4,211,967
Contributions		839		—
Interest income		65,796		52,252
Transfer from associates		3,421		2,405
Benefits paid		(205,446)		(137,965)
Remeasurements		(44,025)		(1,969)
Others		302		(781)

Ending balance	~~W~~	4,754,819	~~W~~	4,125,909

(4)	The amounts recognized in profit or loss for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Current service cost	~~W~~	75,573	~~W~~	72,829
Net interest income		(20,838)		(13,933)

	~~W~~	54,735	~~W~~	58,896

(5)	Contributions to defined contribution plans amounting to ~~W~~7,624 million (2025: ~~W~~3,250 million) were recognized as cost for the three-month period ended March 31, 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

18. Derivative Financial Instruments

(1)	Currency and interest rate swap

(a)	Details of derivative financial instruments applying cash flow hedge accounting as of March 31, 2026 are as follows:

(In millions of Korean won and thousands of foreign currencies)

Hedged items			Hedging instruments
Borrowing date	Financial instrument	Hedged risk	Type of contract	Financial institution	Contract period
2019.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 93,750)	Foreign currency risk and interest rate risk	Floating-to-fixed cross currency interest rate swap	Korea Development Bank	2019.10.02 ~ 2026.10.02
2025.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 14,000)	Foreign currency risk and interest rate risk	Floating-to-fixed cross currency interest rate swap	Shinhan Bank	2025.10.02 ~ 2029.10.02
2023.04.04	Borrowing for equipment with floating rate (Par value: KRW 100,000)	Interest rate risk	Interest rate swap	Woori Bank	2023.04.04 ~ 2028.04.04
2024.03.07	Borrowing for equipment with floating rate (Par value: KRW 217,400)	Interest rate risk	Interest rate swap	Shinhan Bank	2024.03.07 ~ 2027.10.18

(b)

The fair value of derivative financial assets and derivative financial liabilities held by the Group are presented in other financial assets and other financial liabilities in the consolidated financial statements of financial position as of March 31, 2026 and the details are as follows:

(In millions of Korean won and thousands of foreign currencies)
Type of contract	Hedged items	Cash flow hedge		Fair value
Floating-to-fixed cross currency interest rate swap	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 107,750)	~~W~~	33,357	~~W~~	33,357
Interest rate swap	Borrowing for equipment with floating rate (Par value: KRW 100,000)		147		147
Interest rate swap	Borrowing for equipment with floating rate (Par value: KRW 217,400)		113		113

Derivative financial assets				~~W~~	33,617

Interest rate swap	Borrowing for equipment with floating rate (Par value: KRW 217,400)	~~W~~	416	~~W~~	416

Derivative financial liabilities				~~W~~	416

As of March 31, 2026, changes of fair value of the derivative are recognized in other comprehensive income or loss as all of designated hedging instruments are all effective against risks.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

18. Derivative Financial Instruments, Continued

(2) Embedded Derivatives

The details of the embedded derivatives held by the Group presented in other financial liabilities in the consolidated financial statements of financial position as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)

Derivative financial liabilities	March 31, 2026		December 31, 2025
Embedded Derivatives[1]	~~W~~	1,596,771	~~W~~	4,911,677

[1]	Embedded derivatives are conversion right, call option, and put options granted on exchangeable bonds issued by the Group on April 11, 2023 (See note 14).

(3) Currency Forward Contracts

The Group enters into currency forward contracts to minimize accounting profits and losses arising from the remeasurement of monetary assets and liabilities denominated in foreign currencies other than USD, but hedge accounting is not applied. The details of the derivatives related to currency forward contracts held by the Group presented in other financial assets and other financial liabilities in the consolidated financial statements of financial position as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	March 31, 2026				December 31, 2025
	Assets		Liabilities		Assets		Liabilities
Current derivatives:
Currency forwards	~~W~~	194	~~W~~	171	~~W~~	62	~~W~~	277

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

19. Capital Stock, Capital Surplus, Other Equity and Accumulated Other Comprehensive Income

(1)

The Parent Company has 9,000,000,000 authorized shares and the face value per share is ~~W~~5,000 as of March 31, 2026. The number of shares issued, common stock, capital surplus and other equity as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won and shares)
	March 31, 2026		December 31, 2025
Issued shares[1]		712,702,365		728,002,365
Capital stock:
Common stock	~~W~~	3,657,652	~~W~~	3,657,652
Capital surplus:
Additional paid-in capital[2]	~~W~~	21,406	~~W~~	3,625,797
Others[2,3]		8,488,877		5,327,917

	~~W~~	8,510,283	~~W~~	8,953,714

Other equity:
Acquisition cost of treasury shares[3,4]	~~W~~	(251,144)	~~W~~	(1,499,954)
Share options		39,456		64,018
Others		(156,739)		87,338

	~~W~~	(368,427)	~~W~~	(1,348,598)

Accumulated other comprehensive income:
Equity-accounted investees – share of other comprehensive income	~~W~~	318,932	~~W~~	252,064
Foreign operations – foreign currency translation differences		3,425,652		2,416,253
Gain on valuation of derivatives		605		8,545

	~~W~~	3,745,189	~~W~~	2,676,862

Number of treasury shares:
Number of treasury shares[3,4]		4,405,344		26,310,845

[1]	The number of issued shares decreased due to share retirement during the three-month period ended March 31, 2026 and in prior periods.
[2]

During the three-month period ended March 31, 2026, the Parent Company resolved at the annual general meeting of shareholders held on March 25, 2026, to increase distributable retained earnings by transferring capital surplus to retained earnings. As a result, share premium of ~~W~~3,604,391 million and capital reduction surplus of ~~W~~479,244 million were transferred to retained earnings.

[3]	The Group disposed 6,605,501 treasury shares during the three-month period ended March 31, 2026, and recognized gains on disposal of treasury shares of ~~W~~3,984,135 million.
[4]	The Group canceled 15,300,000 treasury shares during the three-month period ended March 31, 2026.

(2)	The number of outstanding shares, which deducted treasury shares held by the Parent Company from listed issued shares, as of March 31, 2026 and December 31, 2025, are as follows:

(In shares)
	March 31, 2026
	Listed Shares	Treasury Shares	Outstanding Shares
The number of issued shares	712,702,365	4,405,344	708,297,021

(In shares)
	December 31, 2025
	Listed Shares	Treasury Shares	Outstanding Shares
The number of issued shares	728,002,365	26,310,845	701,691,520

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

20. Retained Earnings

Retained	earnings as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Legal reserve[1]	~~W~~	1,055,907	~~W~~	845,040
Discretionary reserve[2]		235,507		235,507
Unappropriated retained earnings[3,4]		147,454,971		105,496,001

	~~W~~	148,746,385	~~W~~	106,576,548

[1]

The Commercial Code of the Republic of Korea requires the Parent Company to appropriate for each financial period, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is the reserve for technology development.
[3]

For the three-month period ended March 31, 2026, the Group resolved at the annual general meeting of shareholders held on March 25, 2026, to increase distributable retained earnings by transferring capital surplus to retained earnings. As a result, share premium of ~~W~~3,604,391 million and capital reduction surplus of ~~W~~479,244 million were transferred to retained earnings.

[4]	Dividends amounting to ~~W~~1,327,712 million were approved at shareholders’ meeting held on March 25, 2026, and dividends payables are recorded as other payables as of March 31, 2026.

21. Revenue

(1)	Details of the Group’s revenue for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Sale of goods and other products	~~W~~	52,545,397	~~W~~	17,608,044
Providing services		30,890		31,097

	~~W~~	52,576,287	~~W~~	17,639,141

(2)	Details of the Group’s revenue by product and service types for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
DRAM	~~W~~	40,658,636	~~W~~	14,036,870
NAND Flash		11,574,235		3,228,835
Other		343,416		373,436

	~~W~~	52,576,287	~~W~~	17,639,141

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

21. Revenue, Continued

(3)	Details of the Group’s revenue information by region based on the location of selling entities for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Korea	~~W~~	178,767	~~W~~	442,620
U.S.A.		33,999,158		12,794,533
China		12,796,578		2,694,352
Asia (other than China)		4,473,287		1,258,292
Europe		1,128,497		449,344

	~~W~~	52,576,287	~~W~~	17,639,141

(4)	Details of the Group’s revenue by the timing of revenue recognition during the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Performance obligations satisfied at a point in time	~~W~~	52,545,397	~~W~~	17,608,044
Performance obligations satisfied over time		30,890		31,097

	~~W~~	52,576,287	~~W~~	17,639,141

22. Selling and Administrative Expenses and Research and Development Expenses

(1)	Selling and administrative expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Selling and administrative expenses:
Salaries	~~W~~	844,451	~~W~~	437,819
Defined benefit plan		12,571		12,851
Employee benefits		91,285		65,449
Commission		177,124		192,976
Depreciation		70,764		75,503
Amortization		118,251		135,054
Freight and custody charges		17,099		13,340
Taxes and dues		43,089		28,932
Advertising		26,079		14,923
Supplies		39,383		22,468
Sales promotion expenses		113,945		100,577
Quality control cost		(43,101)		(3,665)
Training		28,426		26,667
Others		78,305		66,836

	~~W~~	1,617,671	~~W~~	1,189,730

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

22. Selling and Administrative Expenses and Research and Development Expenses, Continued

(2)	Research and development expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Research and development expenses:
Expenditure on research and development	~~W~~	2,550,475	~~W~~	1,515,106
Development cost capitalized		(99,015)		(43,349)

	~~W~~	2,451,460	~~W~~	1,471,757

23. Expenses by Nature

Nature of expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Changes in finished goods, work-in-process and others	~~W~~	(1,082,560)	~~W~~	(1,169,659)
Raw materials, supplies and consumables		3,048,463		2,524,598
Salaries, employee benefit and others		5,517,273		2,732,918
Depreciation and amortization		3,725,765		3,333,928
Commission		1,214,072		1,016,503
Utilities		796,765		783,882
Repair		775,625		673,142
Outsourcing		659,180		408,631
Others		459,188		(36,862)
Transfer: capitalized development cost and others		(147,767)		(68,444)

Total[1]	~~W~~	14,966,004	~~W~~	10,198,637

[1]	Total expenses consist of cost of sales, selling and administrative expenses and research and development expenses.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

24. Finance Income and Expenses

Finance income and expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Finance Income:
Interest income	~~W~~	188,779	~~W~~	105,996
Dividend income		3,951,622		4,107
Foreign exchange differences[1]		2,931,119		628,626
Gain on valuation of financial instruments		9,941,549		1,899,719
Others		43,281		48,911

		17,056,350		2,687,359

Finance Expenses:
Interest expense		166,943		257,510
Foreign exchange differences[1]		1,357,748		507,068
Loss on derivatives		1,498,792		—
Others		—		26

		3,023,483		764,604

Net finance income (expenses)	~~W~~	14,032,867	~~W~~	1,922,755

[1]

The foreign exchange differences gain from long-term investment assets amounting to ~~W~~425,901 million (2025: The foreign exchange differences gain ~~W~~169,533 million) are included for the three-month period ended March 31, 2026.

25. Other Income and Expenses

(1)	Other income for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Gain on disposal of property, plant and equipment	~~W~~	10,085	~~W~~	44,908
Others		4,938		34,035

	~~W~~	15,023	~~W~~	78,943

(2)	Other expenses for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Donation	~~W~~	3,082	~~W~~	4,368
Loss on impairment of property, plant and equipment		6		35
Loss on disposal of property, plant and equipment		7,013		1,821
Loss on disposal of intangible assets		990		526
Depreciation of idle property, plant and equipment		3,301		11,575
Others		145		83,539

	~~W~~	14,537	~~W~~	101,864

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

26. Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the average annual effective income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period. Income tax expense includes current tax expense adjustments related to prior period.

27. Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of the Parent Company by the weighted average number of outstanding ordinary shares during the three-month period.

(1)	Basic earnings per share for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won, except for shares and per share information)
	2026		2025
Profit attributable to ordinary shareholders of the Parent Company	~~W~~	40,330,176	~~W~~	8,107,081
Weighted average number of outstanding ordinary shares[1]		705,383,456		689,640,407

Basic earnings per share (in Korean won)	~~W~~	57,175	~~W~~	11,756

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

(In shares)
	2026	2025
Issued ordinary shares	719,332,365	728,002,365
Acquisition of treasury shares	(13,948,909)	(38,361,958)

Weighted average number of outstanding ordinary shares	705,383,456	689,640,407

(2)	Diluted earnings per share for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won, except for shares and per share information)
	2026		2025
Profit attributable to ordinary shareholders of the Parent Company	~~W~~	40,330,176	~~W~~	8,107,081
Adjustment :
Changes in profit attributable to ordinary shareholders of the Parent Company due to the exercise of Restricted Stock Units (RSUs) by subsidiaries’ employees		(79,703)		(4,909)
Interest expense (After-tax)		4,795		23,113
Loss (Gain) on foreign currency translation (After-tax)		70,859		(13,646)

Diluted profit attributable to ordinary shareholders of the Parent Company		40,326,127		8,111,639
Weighted average number of diluted outstanding common shares[1]		711,592,641		710,834,107

Diluted earnings per share (in Korean won)	~~W~~	56,670	~~W~~	11,411

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

27. Earnings per Share, Continued

(2)	Diluted earnings per share for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

[1]	Weighted average number of diluted outstanding ordinary shares is calculated as follows:

(In shares)	2026	2025
Weighted average number of outstanding ordinary shares	705,383,456	689,640,407
Share options	707,266	1,054,411
Exchangeable bond	5,501,919	20,139,289

Weighted average number of diluted outstanding ordinary shares	711,592,641	710,834,107

28. Transactions with Related Parties and Others

(1)	Details of related parties as of March 31, 2026 are as follows:

Type	Name of related parties
Associates

Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd., TCL Fund,

SK South East Asia Investment Pte. Ltd.,

Hushan Xinju (Chengdu) Venture Investment Center (Smartsource),

Prume Social Farm, Co., Ltd., Wuxi xinfa IC industry park., Ltd.,

Mirae Asset Committee Semiconductor No.1 Startup Venture Private Equity Investment Co., Ltd., L&S (No.10) Early Stage III Investment Association,

SiFive, Inc., YD-SK-KDB Social Value,

Ningbo Zhongxin Venture Capital Partnership (Limited Partnership),

Jiangsu KVTS Semiconductor science and Technology Co., Ltd.,

SAPEON Inc., SK Japan Inc., SK Americas, Inc.

Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd., SK hynix system ic (Wuxi) Co., Ltd., and its subsidiaries,

Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor,

Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor,

Semiconductor Ecosystem Fund

Other related parties	SK Square Co., Ltd., which has significant influence over the Group, and its subsidiaries, SK Holdings Co., Ltd., which has control over SK Square Co., Ltd., and its subsidiaries

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

28. Transactions with Related Parties and Others, Continued

(2)	Significant transactions with related parties for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)		2026
	Company	Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	9	~~W~~	2,838	~~W~~	—
	SK Japan Inc.		—		445		—
	Wuxi xinfa IC industry park., Ltd.		—		32		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		478		216,662		5,438
	SK hynix system ic (Wuxi) Co., Ltd.		3,442		—		—
	SK hynix system ic Wuxi solutions Inc.		4,071		3,645		—
Other related parties	SK Telecom Co., Ltd.		1,968		15,777		2,481
	SK Holdings Co., Ltd. [1]		5,326		129,115		2,390
	ESSENCORE Limited		1,550,318		—		—
	SK Ecoplant Co., Ltd.		19,176		—		986,370
	SK Energy Co., Ltd.		9,561		36,850		—
	SK Networks Co., Ltd.		298		1,536		—
	Chungcheong energy service Co., Ltd.		25		18,169		—
	SK Siltron Co., Ltd.		10,076		122,086		—
	SK Airplus Inc.		1,841		1,863		—
	Techdream Co., Ltd.		—		32,547		—
	SK Tri Chem Co., Ltd.		204		42,908		—
	SK Aircore Co., Ltd.		139		33,756		—
	SK Shieldus Co., Ltd.		200		37,276		565
	SK Innovation Co., Ltd.		1,296		22,557		40
	SK Square Co., Ltd.		12		—		—
	SK REIT Co., Ltd.		—		1,243		—
	Clean Industrial REIT Co., Ltd.		—		6,255		—
	FSK L&S Co., Ltd.		16		12,674		1,336
	PRISM Energy International Pte. Ltd.		—		172,799		—
	Others		26,274		84,676		1,860

		~~W~~	1,634,730	~~W~~	995,709	~~W~~	1,000,480

[1]	Royalty expense for the use of the SK brand for the three-month period ended March 31, 2026 is included.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

28. Transactions with Related Parties and Others, Continued

(2)	Significant transactions with related parties for the three-month periods ended March 31, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)
	Company	2025
		Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	6	~~W~~	3,232	~~W~~	—
	Prume Social Farm, Co., Ltd.		—		18		—
	SK Japan Inc.		—		922		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		4,878		178,096		6,967
	SK hynix system ic (Wuxi) Co., Ltd.		2,576		—		—
Other related parties	SystemIC Solution		5,019		—		—
	Hystars Semiconductor (Wuxi) Co., Ltd.		—		20,560		—
	SK Telecom Co., Ltd.		1,569		13,185		—
	SK Holdings Co., Ltd. [1]		5,049		70,999		779
	ESSENCORE Limited		346,692		—		—
	SK Ecoplant Co., Ltd.		11,414		—		291,863
	SK Energy Co., Ltd.		4,503		57,935		—
	SK Networks Co., Ltd.		1,520		1,272		32
	SK enpulse Co., Ltd		792		13,678		—
	Chungcheong energy service Co., Ltd.		3		19,215		—
	SK Specialty Co., Ltd.		1,017		26,810		—
	SK Siltron Co., Ltd.		10,820		122,608		—
	SK Airplus Inc.		88		25,771		—
	Techdream Co., Ltd.		—		30,632		—
	SK Tri Chem Co., Ltd.		265		34,598		—
	SK Shieldus Co., Ltd.		199		30,230		812
	SK Innovation Co., Ltd.		1,491		24,322		—
	SK Square Co., Ltd.		26		—		—
	SK REIT Co., Ltd.		—		1,399		—
	Clean Industrial REIT Co., Ltd.		—		6,815		—
	FSK L&S Co., Ltd.		24		10,511		960
	SK LNG Trading Pte., Ltd.		—		246,882		—
	Others		29,903		57,504		989

		~~W~~	427,854	~~W~~	997,194	~~W~~	302,402

[1]	Royalty expense for the use of the SK brand for the three-month period ended March 31, 2025 is included.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

28. Transactions with Related Parties and Others, Continued

(3)	The balances from significant transactions as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	Company	March 31, 2026
		Trade receivables and others		Other payables and others
Associates	SK China Company Limited	~~W~~	—	~~W~~	2,946
	SK Japan Inc.		639		2,000
	Wuxi xinfa IC industry park., Ltd		—		11
	TCL Fund		8,341		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		391		392,470
	SK hynix system ic (Wuxi) Co., Ltd.		275,816		653
	SystemIC Solution		1,336		54
	Hystars Semiconductor (Wuxi) Co., Ltd.		—		49,569
Other related parties	SK Telecom Co., Ltd.		937		16,782
	SK Holdings Co., Ltd.		2,750		255,292
	ESSENCORE Limited		558,582		—
	SK Ecoplant Co., Ltd.		12,739		1,786,225
	SK Energy Co., Ltd.		7,716		20,483
	SK Networks Co., Ltd.		164		1,534
	Chungcheong energy service Co., Ltd.		26		5,099
	SK Siltron Co., Ltd.		99,599		71,339
	SK Airplus Inc.		1,137		140,031
	Techdream Co., Ltd.		—		4,494
	SK Tri Chem Co., Ltd.		199		10,470
	SK Aircore Co., Ltd.		63		369,285
	SK Shieldus Co., Ltd.		75		14,462
	SK Innovation Co., Ltd.		819		3,680
	SK REIT Co., Ltd.		17,330		136,035
	Clean Industrial REIT Co., Ltd.		—		511,912
	FSK L&S Co., Ltd.		8		3,778
	PRISM Energy International Pte. Ltd.		—		111,404
	Others		38,144		160,589

		~~W~~	1,026,811	~~W~~	4,070,597

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

28. Transactions with Related Parties and Others, Continued

(3)	The balances from significant transactions as of March 31, 2026 and December 31, 2025 are as follows, Continued:

(In millions of Korean won)
	Company	December 31, 2025
		Trade receivables and others		Other payables and others
Associates	SK China Company Limited	~~W~~	5	~~W~~	9,372
	Prume Social Farm, Co., Ltd.		—		8
	SK Japan Inc.		620		3,242
	TCL Fund		7,809		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		664		374,408
	SK hynix system ic (Wuxi) Co., Ltd.		261,110		—
	SK hynix system ic Wuxi solutions Inc.		1,814		156
	Hystars Semiconductor (Wuxi) Co., Ltd.		—		46,410
Other related parties	SK Telecom Co., Ltd.		845		23,483
	SK Holdings Co., Ltd.		2,322		328,169
	ESSENCORE Limited		1,012,569		—
	SK Ecoplant Co., Ltd.		11,819		2,792,416
	SK Energy Co., Ltd.		2,781		25,495
	SK Networks Co., Ltd.		90		2,659
	SK enpulse Co., Ltd.		—		705
	Chungcheong energy service Co., Ltd.		7		6,330
	SK Siltron Co., Ltd.		107,300		44,478
	SK Airplus Inc.		326		698,786
	Techdream Co., Ltd.		—		4,918
	SK Tri Chem Co., Ltd.		117		12,267
	SK Shieldus Co., Ltd.		79		18,026
	SK Innovation Co., Ltd.		917		4,142
	SK Square Co., Ltd.		198		—
	SK REIT Co., Ltd.		17,330		140,571
	Clean Industrial REIT Co., Ltd		—		524,661
	FSK L&S Co., Ltd.		4		5,382
	PRISM Energy International Pte. Ltd.		—		215,472
	Others		31,688		173,308

		~~W~~	1,460,414	~~W~~	5,454,864

(4) Key management compensation

The Group considers registered directors of the Parent Company who have authority and responsibility for planning, directing and controlling the activities of the Group as key management. The compensation paid to key management for employee services for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)

Details	2026		2025
Salaries	~~W~~	4,991	~~W~~	3,741
Defined benefit plan related expenses		257		204
Share-based payments		29		244

	~~W~~	5,277	~~W~~	4,189

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

28. Transactions with Related Parties and Others, Continued

(5)

The significant transactions between the Group and the companies that are in the same conglomerate group according to ‘Fair Trade Law’ for the three-month periods ended March 31, 2026 and 2025 are as follows. These entities are not related parties according to IAS 24 Related Party Disclosures.

(In millions of Korean won)
	2026
Name of entity	Sales and others		Purchase and others		Asset acquisition
SK Chemicals Co., Ltd.	~~W~~	2,547	~~W~~	—	~~W~~	—
SK Bioscience Co., Ltd.		617		—		—
SMCore.Inc		30		568		2,817
Korea Nexlene Company		954		—		—
Others		338		15		—

	~~W~~	4,486	~~W~~	583	~~W~~	2,817

(In millions of Korean won)
	2025
Name of entity	Sales and others		Purchase and others
SK Chemicals Co., Ltd.	~~W~~	2,162	~~W~~	—
SK Bioscience Co., Ltd.		297		—
SMCore.Inc		173		382
Korea Nexlene Company		1,435		—
Others		333	~~W~~	—

	~~W~~	4,400	~~W~~	382

(6)

The balances of significant transactions between the Group and the companies that are in the same conglomerate group designated by ‘Fair Trade Law’ as of March 31, 2026 and December 31, 2025 are as follows. These entities are not related parties according to IAS 24 Related Party Disclosures.

(In millions of Korean won)
	March 31, 2026
Name of entity	Trade receivables and others		Other payables and others
SK Chemicals Co., Ltd.	~~W~~	1,021	~~W~~	—
SK Bioscience Co., Ltd.		276		—
SMCore.Inc		28		5,674
Korea Nexlene Company		436		—
Others		260		—

	~~W~~	2,021	~~W~~	5,674

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

28. Transactions with Related Parties and Others, Continued

(6)

The balances of significant transactions between the Group and the companies that are in the same conglomerate group designated by ‘Fair Trade Law’ as of March 31, 2026 and December 31, 2025 are as follows. These entities are not related parties according to IAS 24 Related Party Disclosures., Continued

(In millions of Korean won)
	December 31, 2025
Name of entity	Trade receivables and others		Other payables and others
SK Chemicals Co., Ltd.	~~W~~	707	~~W~~	—
SK Bioscience Co., Ltd.		245		—
SMCore.Inc		18		5,637
Korea Nexlene Company		122		—
Others		178		—

	~~W~~	1,270	~~W~~	5,637

(7) The right-of-use assets and lease liabilities recognized regarding the lease agreements with HITECH Semiconductor (Wuxi) Co., Ltd. and Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture for the three-month period ended March 31, 2026 amount to ~~W~~5,438 million (2025: ~~W~~6,967 million) and ~~W~~5,438 million (2025: ~~W~~6,967 million), respectively, and lease payments to HITECH Semiconductor (Wuxi) Co., Ltd. and Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture for the three-month period ended March 31, 2026 amount to ~~W~~14,107 million (2025: ~~W~~18,400 million). The right-of-use assets and lease liabilities recognized regarding the lease agreements with other related parties including SK Broadband Co., Ltd. for the three-month period ended March 31, 2026 increased by ~~W~~1,013 million (2025: ~~W~~32 million increased) and increased by ~~W~~1,013 million (2025: ~~W~~32 million increased), respectively, and lease payments to the other related parties including SK Aircore Co., Ltd. for the three-month period ended March 31, 2026 amount to ~~W~~45,552 million (2025: ~~W~~41,525 million).

(8) As of March 31, 2026, the Group provides a payment guarantee amounting to KRW 153,396 million (RMB 701 million) to Wuxi Xinfa Group Co., Ltd. on behalf of Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture.

(9) The establishment of the subsidiary is explained in Note 1, and the acquisitions and additional investments of associates are explained in Note 10.

(10) Financial transactions with related parties for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
		2026
	Company	Dividend Paid
Other related parties	SK Square Co., Ltd.	~~W~~	273,938

(In millions of Korean won)
		2025
	Company	Dividend Paid
Other related parties	SK Square Co., Ltd.	~~W~~	190,514

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

29. Commitments and Contingencies

(1)

As of March 31, 2026, the Group is involved in various legal claims and litigation. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(2)	Back-end process service contract with HITECH Semiconductor (Wuxi) Co., Ltd. (“HITECH”)

The Group has entered into an agreement with HITECH to be provided with back-end process service by HITECH. The conditions of the service provided include package, package test, modules and others. According to the agreement, the Group has paid a certain level of guaranteed margin to HITECH as the Group has priority to use HITECH’s equipment.

(3)	Assets provided as collateral

Details of assets provided as collateral as of March 31, 2026 are as follows:

(In millions of Korean won and millions of foreign currencies)

	Book value		Pledged amount
Category	Amount		Currency	Amount in USD	Amount in KRW	Remark
Land and buildings	~~W~~	25,902	KRW	—	14,854	Borrowings for equipment and others
Machinery			USD	600	908,040
		920,751	KRW	—	1,480,000

			USD	600	908,040
	~~W~~	946,653	KRW	—	1,494,854

(In millions of Korean won and millions of foreign currencies)

	Book value		Collateral liabilities amount
Category	Amount		Currency	Amount in USD	Amount in KRW	Remark
Land and buildings	~~W~~	25,902	KRW	—	1,175	Borrowings for equipment and others
Machinery			USD	94	141,881
		920,751	KRW	—	1,000,000

			USD	94	141,881
	~~W~~	946,653	KRW	—	1,001,175

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

29. Commitments and Contingencies, Continued

(4)	Financing agreements

Details of credit lines with financial institutions as of March 31, 2026 are as follows:

(In millions of Korean won and millions of foreign currencies)

	Financial Institution	Commitment	Currency	Amount
The Parent Company	Hana Bank and others	Import finance and others including usance	USD	330
		Comprehensive limit contract for import and export including usance	USD	1,690
		Overdrafts with banks	KRW	20,000
		Accounts receivable factoring contracts which have no right to recourse	KRW	30,000
		Supplier finance arrangement	KRW	2,360,000
SK hynix Semiconductor (China) Ltd.	Agricultural Bank of China and others	Import finance and others including usance	RMB	950
			USD	490
SK hynix America Inc. and other sales subsidiaries	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	837
Domestic subsidiaries	Hana Bank and others	Supplier finance arrangement	KRW	42,720
		Import finance and others including usance	USD	15

(5)

The Group’s commitments in relation to future capital expenditures on property, plant and equipment that have not been recognized as of March 31, 2026 are ~~W~~30,921,877 million (as of December 31, 2025 ~~W~~6,667,863 million).

(6)	Investment in KIOXIA Holdings Corporation (“KIOXIA”)

In regard to the Group’s interests in KIOXIA through the investments in BCPE Pangea Intermediate Holdings Cayman, L.P. and BCPE Pangea Cayman2 Limited, the equity interests in KIOXIA that the Group may hold, directly or indirectly, are limited to a certain percentage for a specified period following the acquisition. In addition, during the same restricted period, the Group is also prohibited from appointing directors to KIOXIA and as a result, is unable to exercise significant influence over KIOXIA’s operations and management.

(7)	Acquisition of the Intel NAND business

In the process of obtaining a conditional business combination approval for the Intel NAND business acquisition from the Chinese competition authority (Chinese State Administration for Market Regulation) in connection with the first closing of the Intel NAND business completed during the year ended December 31, 2021, the Group was imposed with certain conditions, mainly including the obligation to maintain a reasonable pricing policy, increase production and to support the entry of third-party competitors into the Chinese eSSD market. These obligations apply for a five-year period from December 2021. After the end of this period, the Group may apply for a waiver of the conditions, and the Chinese State Administration for Market Regulation will determine whether to approve the waiver based on the competitive landscape of the Chinese eSSD market at that time.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

29. Commitments and Contingencies, Continued

(8)

The Group entered into supplier finance arrangements. In accordance with the arrangements, when the finance providers pay the payables related to the Group’s trade and other payables to the suppliers, the Group pays the finance providers on the payment due date. In order for the finance providers pay the receivable, the Group had to have received the goods or services and approved the invoices.

If suppliers choose early collection of payment, the finance providers pay the amount before the payment due date. The Group settles the trade and other payables with the finance providers on the payment due date. All trade and other payables subject to the supplier finance arrangements are included in trade and other payables in the Group’s consolidated statement of financial position. As of March 31, 2026, the amount paid to suppliers under the supplier finance arrangements is KRW 887,956 million. Meanwhile, the Group’s trade and other payables arising from supplier finance arrangements are operating payables from ordinary purchase transactions; accordingly, changes in these balances are primarily driven by operating cash flows, and non-cash movements are not significant.

30. Consolidated Interim Statements of Cash Flows

(1)	Reconciliations between profit and cash generated from operations for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Profit for the period	~~W~~	40,345,909	~~W~~	8,108,195
Adjustment
Income tax expense		11,270,949		1,191,034
Interest expense		166,943		257,510
Interest income		(188,779)		(105,996)
Depreciation		3,518,501		3,124,069
Amortization		210,566		221,434
Defined benefit plan		54,735		58,896
Loss on foreign currency translation		829,259		112,969
Gain on foreign currency translation		(1,708,435)		(365,083)
Gain on disposal of financial instruments		(42,910)		(40,417)
Gain on disposal of property, plant and equipment		(10,085)		(44,908)
Share of loss		26,778		41,110
Gain on valuation of financial instruments		(9,941,549)		(1,899,719)
Loss (gain) on derivatives		1,498,421		(8,494)
Dividend income		(3,951,622)		(4,107)
Share-based payments		21,001		200,238
Others		45,218		(2,956)
Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(13,177,522)		2,426,173
Decrease in loans and other receivables		337,528		190,977
Increase in inventories		(1,435,500)		(1,235,634)
Decrease (increase) in other assets		(330,937)		76,733
Decrease in trade payables		(1,628,282)		(370,455)
Increase (decrease) in other payables		20,779		(67,393)
Decrease in other non-trade payables		(804,406)		(1,096,433)
Decrease in provisions		(45,884)		(27,878)
Increase (decrease) in other liabilities		798,759		(88,429)
Payment of defined benefit liabilities		1,611		2,509
Contributions to plan assets		(839)		—

Cash generated from operating activities	~~W~~	25,880,207	~~W~~	10,653,945

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

30. Consolidated Interim Statements of Cash Flows, Continued

(2)	Details of significant transactions without inflows and outflows of cash for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Increase in other payables related to dividends	~~W~~	1,327,712	~~W~~	900,209
Decrease in derivative liabilities and exchangeable bonds due to the exercise of exchange rights		4,004,607		—

(3)

The Group presented the inflow and outflow of cash from short-term investment assets, etc. which are frequently traded and have a large total amount and mature in a short period of time, as net increases and decreases.

31. Share-based Payment

(1)	Details of the granted share-based payment

(a)

The Parent Company accounts for share-based payment, with options granted to employees to choose either cash-settled or equity-settled share-based payment, in accordance with the substance of transactions and the details of the share options as of March 31, 2026 are as follows:

(In shares)
	Total numbers of share option granted	Forfeited or Cancelled	Exercised	Outstanding at March 31, 2026
10th	54,020	10,764	10,504	32,752
12th 1	6,469	—	6,469	—
13th 2	75,163	29,851	45,312	—
14th	195,460	59,167	19,622	116,671

	331,112	99,782	81,907	149,423

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price (in Korean won)
10th	March 20, 2020	March 20, 2020 - March 20, 2023	March 21, 2023 - March 20, 2027	~~W~~	84,730
12th [1]	March 30, 2021	March 30, 2021 - March 30, 2023	March 31, 2023 - March 30, 2026		136,060
13th [2]	March 30, 2021	March 30, 2021 - March 30, 2023	March 31, 2023 - March 30, 2026		136,060
14th	March 30, 2022	March 30, 2022 - March 30, 2024	March 31, 2024 - March 30, 2027		121,610

[1]	During the three-month period ended March 31, 2026, the share options were exercised as equity-settled share-based payment.
[2]	During the three-month period ended March 31, 2026, the share options were exercised as equity-settled and cash-settled share-based payment.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

31. Share-based Payment, Continued

(1)	Details of the granted share-based payment, Continued

(b)	Details of equity-settled share-based payment granted by the Parent Company are as follows:

	1-1st	1-2nd	2nd	3rd

Grant date	2022-03-17	2022-04-27	2023-06-28	2024-04-30

Types of shares to be issued	Registered common shares	Registered common shares	Registered common shares	Registered common shares

Grant method	Reissue of treasury shares	Reissue of treasury shares	Reissue of treasury shares	Reissue of treasury shares

Number of shares	Initial grant size * TSR * Adjustment ratio / Stock price on exercise date[1,3]	Initial grant size * TSR * Adjustment ratio / Stock price on exercise date[1,3]	Initial grant size * (Adjustment ratio + increase rate of stock price – increase rate of KOSPI200)[2,3]	Initial grant size * (Adjustment ratio + increase rate of stock price – increase rate of KOSPI200)[2]

Base stock price (in Korean won)	~~W~~124,000	~~W~~108,500	~~W~~79,975	~~W~~135,975

Exercisable period	March 17, 2025 ~ March 17, 2029[4]	April 27, 2025 ~ April 27, 2029	January 1, 2026 lump sum payment[5]	January 1, 2027 lump sum payment

Service period for vesting	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from January 1, 2023[6]	3 years’ service from January 1, 2024[6]

[1]

TSR (Total shareholder return) is calculated as “(Stock price on exercise notification date—Base stock price + company’s total dividends per share from grant date to exercise notification date)/base stock price”, and the adjustment ratio considers the Group’s TSR compared to the TSR of its industry peers.

[2]

The adjustment ratio considers increase rate of stock price, and the maximum adjusted shares is 2 times of initial grant shares. If the increase rate of stock price rises by 100% or higher and exceeds the increase rate of KOSPI200 by 50% points, additional shares equal to the initial grant will be paid.

[3]	Some of the 1-1st and 1-2nd share-based payments were cancelled and a replacement amount was granted in the 2nd share-based payment.
[4]	A portion of the stock options was exercised and settled during the year ended December 31, 2025.
[5]	As of March 31, 2026, a portion of the shares remains unpaid.
[6]	When employed for more than 2 years but less than 3 years, the granted amount is adjusted in proportion to the period of service.

(c)

In addition to above share options granted by the Parent Company, restricted stock units (RSUs) for the Parent Company’s subsidiary, SK hynix NAND product Solutions Corp., were also granted to the subsidiary and its employees. However, during the three-month period ended March 31, 2026, the business and assets/liabilities of SK hynix NAND Product Solutions Corp. were transferred to Solidigm Inc. The current status of the Restricted Stock Units (RSUs) of Solidigm Inc. is as follows:

(In shares)
Grant cycle	Total numbers of share option granted	Forfeited or Cancelled	Exercised
Quarterly	173,275,440	56,163,149	46,994,195

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

31. Share-based Payment, Continued

(2)	Details of liabilities recognized for stock appreciation rights as of March 31, 2026 are as follows:

(In millions of Korean won)
March 31, 2026
Stock appreciation rights liabilities	~~W~~	71,423

(3)	Measurement of fair value

(a)	The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option as of March 31, 2026. The inputs used are as follows:

	10th		12th		13th		14th
Share price (Closing stock price on valuation date, in Korean won)	~~W~~	530,000	~~W~~	530,000	~~W~~	530,000	~~W~~	530,000
Expected volatility		46.40%		46.40%		46.40%		46.40%
Estimated fair value of share option (in Korean won)	~~W~~	445,270	~~W~~	393,940	~~W~~	393,940	~~W~~	408,492
Dividend yield ratio		0.42%		0.42%		0.42%		0.42%
Risk free ratio		2.70%		2.47%		2.47%		2.71%

(b)

The compensation cost regarding the equity-settled share-based payment granted by the Parent Company is calculated by applying a binomial option-pricing model in estimating the fair value of the option. The inputs used to measure the fair value of the share-based payment as of the grant date are as follows.

	1-1st		1-2nd		2nd		3rd
Expected volatility		33.92%		34.22%		34.81%		36.85%
Per-share fair value of the option (in Korean won)	~~W~~	52,729	~~W~~	42,064	~~W~~	155,443	~~W~~	224,203
Dividend yield ratio[1]		—		—		1.50%		1.10%
Risk-free interest rate (Government bonds yield)		2.65%		3.19%		3.60%		3.53%

[1]

Payout ratio was not taken into consideration as it was assumed that the stock price decline due to dividends would be compensated as the dividend amount until the exercise period is added in the calculation of 1-1st and 1-2nd TSR.

(4)	The compensation expense for the three-month period ended March 31, 2026 is ~~W~~20,274 million (2025: ~~W~~17,982 million).

32. Subsequent Event

(1)

On April 22, 2026, the Board of Directors of the Parent Company resolved to merge SK hynix Semiconductor (Dalian) Co., Ltd. with its subsidiary, SK hynix semiconductor storage technology (Dalian) Co., Ltd. Following this resolution, the two companies entered into a merger agreement, and the effective date of the merger is expected to be July 1, 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2026 and 2025 and December 31, 2025 (Unaudited)

32. Subsequent Event, Continued

(2)

On April 28, 2026, the Parent Company decided to early redeem the entire outstanding balance of its foreign exchangeable bonds by delivering treasury shares to the bondholders. The details of the transaction are as follows:

Bonds to be redeemed	Foreign exchangeable bond (Issue date: April 11, 2023)
Issue amount	USD 1,700,000,000
Amount to be redeemed	USD 100,800,000
Event for early redemption	Exercise of the issuer’s early redemption option (Call Option)
- In the event that the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued (Clean Up Call)
Number of shares exchangeable	1,219,445 shares
Expected redemption date	May 28, 2026

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

      Common Shares

Represented by American Depositary Shares

PROSPECTUS

     , 2026

Citigroup	BofA Securities	Goldman Sachs	J.P. Morgan

Through and including       , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under Article 400 of the KCC, (i) a director may be absolved from liability under Article 399 of the KCC by consent of all shareholders, and (ii) a company may, in accordance with its articles of incorporation, absolve a director of liability under Article 399 in an amount exceeding six times (in the case of independent directors, three times) the director’s remuneration (including bonuses and any profit arising from the exercise of stock options) for the 12 months prior to the date of the act or misconduct by the director; provided that no director may be absolved if the loss or damage incurred is the result of, among other things, intentional misconduct or gross negligence. Our articles of incorporation provide that we shall indemnify a director or former director for all litigation expenses, losses, damages and liability suffered in connection with performing his or her duties, except for expenses, losses, damages and liability caused by the director’s intentional act or gross negligence, or any other indemnity that is prohibited by law.

Our directors and executive officers are insured against liability relating to the performance of their duties under a directors’ and officers’ insurance policy. The policy provides coverage of up to ~~W~~100 billion in the aggregate for all insured persons, with respect to each incident triggering liability, subject to certain exemptions.

In addition, pursuant to the underwriting agreement, the underwriters will agree to indemnify us and our directors and executive officers for certain liabilities arising under the Securities Act.

Item 7. Recent Sales of Unregistered Securities.

The following table sets forth the date of sale and title and amount of securities sold within the last three years that were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act.

Date of Issuance	Title	Securities Act Registration Exemption	Offering Price	Underwriters and Other Purchasers	Purchase Discounts and Underwriters’ Commissions
			(Percentage)		(In billions of Won and millions of US$)
January 16, 2024	US$500,000,000 5.500% Notes due 2027	Rule 144A / Regulation S	99.894	BNP Paribas, Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc, The Korea Development Bank, Mizuho Securities Asia Limited, MUFG Securities Asia Limited	US$	2.5

January 16, 2024	US$1,000,000,000 5.500% Notes due 2029	Rule 144A / Regulation S	99.548	BNP Paribas, Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc, The Korea Development Bank, Mizuho Securities Asia Limited, MUFG Securities Asia Limited	US$	5.0

April 8, 2024	~~W~~350,000,000,000 3.63% Notes due April 8, 2027	Regulation S	100.000	SK Securities Co., Ltd., KB Securities Co., Ltd., Shinhan Securities Co., Ltd.	~~W~~	1.1

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Date of Issuance	Title	Securities Act Registration Exemption	Offering Price	Underwriters and Other Purchasers	Purchase Discounts and Underwriters’ Commissions
			(Percentage)		(In billions of Won and millions of US$)

April 8, 2024	~~W~~300,000,000,000 3.72% Notes due April 8, 2029	Regulation S	100.000	SK Securities Co., Ltd., KB Securities Co., Ltd., Shinhan Securities Co., Ltd.	~~W~~	0.9

April 8, 2024	~~W~~100,000,000,000 3.84% Notes due April 8, 2031	Regulation S	100.000	SK Securities Co., Ltd., KB Securities Co., Ltd., Shinhan Securities Co., Ltd.	~~W~~	0.3

January 20, 2025	~~W~~440,000,000,000 2.98% Notes due January 20, 2028	Regulation S	100.000	SK Securities Co., Ltd., NH Investment & Securities Co., Ltd., Korea Investment & Securities Co., Ltd.	~~W~~	1.3

January 20, 2025	~~W~~190,000,000,000 3.03% Notes due January 20, 2030	Regulation S	100.000	SK Securities Co., Ltd., NH Investment & Securities Co., Ltd., Korea Investment & Securities Co., Ltd.	~~W~~	0.6

January 20, 2025	~~W~~70,000,000,000 3.09% Notes due January 20, 2032	Regulation S	100.000	SK Securities Co., Ltd., NH Investment & Securities Co., Ltd., Korea Investment & Securities Co., Ltd.	~~W~~	0.2

September 11, 2025	US$600,000,000 4.250% Notes due 2028	Rule 144A / Regulation S	99.905	Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation Limited, Mizuho Securities Asia Limited, Morgan Stanley & Co. International plc, MUFG Securities Asia Limited		US$3.0

September 11, 2025	US$600,000,000 4.375% Notes due 2030	Rule 144A / Regulation S	99.632	Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation Limited, Mizuho Securities Asia Limited, Morgan Stanley & Co. International plc, MUFG Securities Asia Limited		US$3.0

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Item 8. Exhibits and Financial Statement Schedules.

a.	The following documents are filed as part of this prospectus:

1.1*	Form of underwriting agreement.

3.1*	English translation of articles of incorporation of SK hynix Inc.

4.1*	Form of deposit agreement among SK hynix Inc., Citibank, N.A. and the ADS holders (incorporated by reference to our registration statement on Form F-6 (File No. 333- ) filed with the SEC on , 2026).

5.1*	Form of opinion of Shin & Kim LLC, Korean counsel of the registrant, as to the validity of the ADSs.

21.1*	List of subsidiaries of the registrant.

23.1*	Consent of KPMG Samjong Accounting Corp.

23.2*	Consent of Shin & Kim LLC (relating to Exhibit 5.1).

24.1*	Power of attorney (included on signature page to the registration statement).

107*	Filing fee table.

*	To be filed by amendment.

b.	Financial Statement Schedules:

All schedules have been omitted because they are not required, are not applicable or the required information is otherwise set forth in the consolidated financial statements or related notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Icheon-si, Gyeonggi-do, Korea, on      , 2026.

SK hynix Inc.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints Hyung Mo Yang with full power to act, as his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name

Name

Name

Name

Name

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Signature	Title	Date

Name

Name

Name

Name

Name

Name

Name

Name

Name

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of SK hynix Inc., has signed this registration statement or amendment thereto in San Jose, California on      , 2026.

Authorized U.S. Representative

By:
Name:
Title: